PROSPECTUS FILED PURSUANT TO RULE 424(B)(3)
LIGAND PHARMACEUTICALS INCORPORATED
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131029
Prospectus Supplement No. 22
(to Prospectus dated April 12, 2006, as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement No. 2 dated June 12, 2006, that Prospectus Supplement No. 3 dated June 29, 2006, that Prospectus Supplement No. 4 dated August 4, 2006, that Prospectus Supplement No. 5 dated August 9, 2006, that Prospectus Supplement No. 6 dated August 30, 2006, that Prospectus Supplement No. 7 dated September 11, 2006, that Prospectus Supplement No. 8 dated September 12, 2006, that Prospectus Supplement No. 9 dated October 2, 2006, that Prospectus Supplement No. 10 dated October 17, 2006, that Prospectus Supplement No. 11 dated October 20, 2006, that Prospectus Supplement No. 12 dated October 31, 2006, that Prospectus Supplement No. 13 dated November 14, 2006, that Prospectus Supplement No. 14 dated November 15, 2006, that Prospectus Supplement No. 15 dated December 14, 2006, that Prospectus Supplement No. 16 dated January 5, 2007, that Prospectus Supplement No. 17 dated January 16, 2007, that Prospectus Supplement No. 18 dated February 5, 2007, that Prospectus Supplement No. 19 dated February 28, 2007, that Prospectus Supplement No. 20 dated March 5, 2007, and that Prospectus Supplement No. 21 dated
March 15, 2007)
     This Prospectus Supplement No. 22 supplements and amends the prospectus dated April 12, 2006 (as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement No. 2 dated June 12, 2006, that Prospectus Supplement No. 3 dated June 29, 2006, that Prospectus Supplement No. 4 dated August 4, 2006, that Prospectus Supplement No. 5 dated August 9, 2006, that Prospectus Supplement No. 6 dated August 30, 2006, that Prospectus Supplement No. 7 dated September 11, 2006, that Prospectus Supplement No. 8 dated September 12, 2006, that Prospectus Supplement No. 9 dated October 2, 2006, that Prospectus Supplement No. 10 dated October 17, 2006, that Prospectus Supplement No. 11 dated October 20, 2006, that Prospectus Supplement No. 12 dated October 31, 2006, that Prospectus Supplement No. 13 dated November 14, 2006, that Prospectus Supplement No. 14 dated November 15, 2006, that Prospectus Supplement No. 15 dated December 14, 2006, that Prospectus Supplement No. 16 dated January 5, 2007, that Prospectus Supplement No. 17 dated January 16, 2007, that Prospectus Supplement No. 18 dated February 5, 2007, that Prospectus Supplement No. 19 dated February 28, 2007, that Prospectus Supplement No. 20 dated March 5, 2007, and that Prospectus Supplement No. 21 dated March 15, 2007), or the Prospectus, relating to the offer and sale of up to 7,790,974 shares of our common stock to be issued pursuant to awards granted or to be granted under our 2002 Stock Incentive Plan, or our 2002 Plan, up to 147,510 shares of our common stock to be issued pursuant to our 2002 Employee Stock Purchase Plan, or our 2002 ESPP, and up to 50,309 shares of our common stock which may be offered from time to time by the selling stockholders identified on page 110 of the Prospectus for their own accounts. Each of the selling stockholders named in the Prospectus acquired the shares of common stock upon exercise of options previously granted to them as an employee, director or consultant of Ligand or as restricted stock granted to them as a director of Ligand, in each case under the terms of our 2002 Plan. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders under the Prospectus. We will receive proceeds in connection with option exercises under the 2002 Plan and shares issued under the 2002 ESPP which will be based upon each granted option exercise price or purchase price, as applicable.
     On March 16, 2007, we filed with the Securities and Exchange Commission our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The information set forth below supplements and amends the information contained in the Prospectus.
     This Prospectus Supplement No. 22 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 22 updates or supersedes the information contained in the Prospectus.
     Our common stock is traded on The Nasdaq Global Market under the symbol “LGND.” On March 15, 2007, the closing price of our common stock was $10.92 per share.
     Investing in our common stock involves risk. See “Risk Factors” beginning on page 7 of the Prospectus and beginning on page 17 of this Prospectus Supplement No. 22.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 22 is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement No. 22 is March 16, 2007.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                      .
Commission File No. 0-20720
LIGAND PHARMACEUTICALS INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	77-0160744 (IRS Employer Identification No.)

10275 Science Center Drive San Diego, CA (Address of Principal Executive Offices)	92121-1117 (Zip Code)
Registrant’s telephone number, including area code: (858) 550-7500
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Stock, par value $.001 per share Preferred Share Purchase Rights	The NASDAQ Global Market of The NASDAQ Stock Market LLC The NASDAQ Global Market of The NASDAQ Stock Market LLC
Securities registered pursuant to Section 12(g) of the Act:
None
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large Accelerated Filer ☐       Accelerated Filer ☑      Non-accelerated Filer ☐
     Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
     The aggregate market value of the Registrant’s voting and non-voting stock held by non-affiliates was approximately $597.4 million based on the last sales price of the Registrant’s Common Stock on the NASDAQ Global Market of the NASDAQ Stock Market LLC on June 30, 2006. For purposes of this calculation, shares of Common Stock held by directors, officers and 10% stockholders known to the Registrant have been deemed to be owned by affiliates which should not be construed to indicate that any such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Registrant or that such person is controlled by or under common control with the Registrant.
     As of February 28, 2007, the Registrant had 101,008,348 shares of Common Stock outstanding.
DOCUMENTS INCORPORATED BY REFERENCE
     Portions of the Proxy Statement for the Registrant’s 2007 Annual Meeting of Stockholders to be filed with the Commission on or before April 30, 2007 are incorporated by reference in Part III of this Annual Report on Form 10-K. With the exception of those portions that are specifically incorporated by reference in this Annual Report on Form 10-K, such Proxy Statement shall not be deemed filed as part of this Report or incorporated by reference herein.

AVAILABLE INFORMATION:
     We file electronically with the Securities and Exchange Commission (or SEC) our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and, as necessary, amendments to these reports, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The public may read or copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is <http://www.sec.gov>.
     You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports which are posted as soon as reasonably practicable after filing on our website at <http://www.ligand.com>, by contacting the Investor Relations Department at our corporate offices by calling (858) 550-7500 or by sending an e-mail message to investors@ligand.com. You may also request information via the Investor Relations page of our website.

Glossary
PRODUCTS AND INDICATIONS

AVINZA®	Approved in March 2002 for sale in the U.S. for the once-daily treatment of moderate-to-severe pain in patients who require continuous, around-the-clock opioid therapy for an extended period of time.**

ONTAK® (denileukin diftitox) ONZAR™	Approved in February 1999 for sale in the U.S. for the treatment of patients with persistent or recurrent cutaneous T-cell lymphoma whose malignant cells express the CD25 component of the Interleukin-2 receptor.*

Targretin® (bexarotene) capsules	Approved in December 1999 for sale in the U.S. and in March 2001 for sale in Europe for the treatment of cutaneous manifestations of cutaneous T-cell lymphoma in patients who are refractory to at least one prior systemic therapy.*

Targretin® (bexarotene) gel 1%	Approved in June 2000 for sale in the U.S. for the topical treatment of cutaneous lesions in patients with cutaneous T-cell lymphoma (Stage 1A and 1B) who have refractory or persistent disease after other therapies or who have not tolerated other therapies.*

Panretin® gel (alitretinoin) 0.1%	Approved in February 1999 for sale in the U.S. and in October 2000 for sale in Europe for the topical treatment of cutaneous lesions of patients with AIDS-related Kaposi’s sarcoma.*

CTCL	Cutaneous T-Cell Lymphoma
HIV	Human Immunodeficiency Virus
HT	Hormone Therapy
NSCLC	Non-Small Cell Lung Cancer

SCIENTIFIC TERMS
AR	Androgen Receptor
ER	Estrogen Receptor
IR	Intracellular Receptor
PPAR	Peroxisome Proliferation Activated Receptor
PR	Progesterone Receptor
RAR	Retinoic Acid Receptor
RR	Retinoid Responsive Intracellular Receptor
RXR	Retinoid X Receptor
SARM	Selective Androgen Receptor Modulator
SERM	Selective Estrogen Receptor Modulator
SGRM	Selective Glucocorticoid Receptor Modulator
TPO	Thrombopoietin

REGULATORY TERMS
EMEA	European Agency for the Evaluation of Medicinal Products
FDA	United States Food and Drug Administration
IND	Investigational New Drug Application (United States)
MAA	Marketing Authorization Application (Europe)
NDA	New Drug Application (United States)

*	ONTAK, Targretin, and Panretin were acquired by Eisai, Inc. in October 2006 in the sale of the Company’s oncology product line.

**	AVINZA was acquired by King Pharmaceuticals, Inc. in February 2007 in the sale of the Company’s pain product line.

PART I
Item 1. Business
     Caution: This discussion and analysis may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed in Item 1A. “Risk Factors.” This outlook represents our current judgment on the future direction of our business. These statements include those related to our restructuring process, AVINZA royalty revenues, product returns, product development, our 2005 restatement, and material weaknesses or deficiencies in internal control over financial reporting. Actual events or results may differ materially from Ligand’s expectations. For example, there can be no assurance that our recognized revenues or expenses will meet any expectations or follow any trend(s), that our internal control over financial reporting will be effective or produce reliable financial information on a timely basis, or that our restructuring process will be successful or yield preferred results. We cannot assure you that the Company will be able to successfully or timely complete its restructuring, that we will receive expected AVINZA royalties to support our ongoing business, or that our internal or partnered pipeline products will progress in their development, gain marketing approval or success in the market. In addition, the Company’s ongoing SEC investigation may have an adverse effect on the Company. Such risks and uncertainties, and others, could cause actual results to differ materially from any future performance suggested. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date of this annual report. This caution is made under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 as amended.
     References to Ligand Pharmaceuticals Incorporated (“Ligand”, the “Company”, “we” or “our”) include our wholly owned subsidiaries — Ligand Pharmaceuticals (Canada) Incorporated; Ligand Pharmaceuticals International, Inc.; Seragen, Inc. (“Seragen”); and Nexus Equity VI LLC (“Nexus”).
     We were incorporated in Delaware in 1987. Our principal executive offices are located at 10275 Science Center Drive, San Diego, California, 92121. Our telephone number is (858) 550-7500.
Overview
     We are an early-stage biotech company that focuses on discovering and developing new drugs that address critical unmet medical needs in the areas of thrombocytopenia, cancer, hepatitis C, hormone-related diseases, osteoporosis and inflammatory diseases. We strive to develop drugs that are more effective and/or safer than existing therapies, that are more convenient to administer and that are cost effective. We plan to build a profitable company by generating income from research, milestone, royalty and co-promotion revenues resulting from our collaborations with pharmaceutical partners.
     In October 2006, we completed the sale of our oncology product line to Eisai Co., LTD (Tokyo) and Eisai Inc. (New Jersey) for approximately $205.0 million. Of this amount, $185.0 million was received in cash and $20.0 million was funded into an escrow account to support any indemnification claims made by Eisai following the closing of the sale. Such cash proceeds are exclusive of transaction fees and costs. The sale included our four marketed oncology drugs: ONTAK, Targretin capsules, Targretin gel and Panretin gel. In addition, certain of our employees were offered employment by Eisai.
     In February 2007, we completed the sale of our AVINZA product line to King Pharmaceuticals, Inc (“King”). We received $280.4 million in net cash proceeds at the closing from King which is net of $15.0 million that was funded into an escrow account to support any indemnification claims made by King following the closing of the sale. The net cash amount represents a purchase price of $246.3 million which includes certain inventory-related adjustments, plus approximately $49.1 million in reimbursement of payments to Organon and others. Such net cash proceeds are exclusive of transaction fees and costs. We have now completed the sale of our commercial businesses, thus allowing us to focus our business strategy on a targeted internal research and development effort. We have what we believe are promising products through our internal development programs, including the potential of LGD-4665, which is currently in clinical development.
     We have formed research and development collaborations for our products with numerous global pharmaceutical companies with ongoing clinical programs at GlaxoSmithKline, Wyeth, Pfizer Inc. and TAP Pharmaceutical

Products, Inc. (“TAP”). These partnered products are being studied for the treatment of large market indications such as thrombocytopenia, osteoporosis, menopausal symptoms and frailty.
     Eltrombopag (Promacta), a small-molecule TPO mimetic, is being developed by GlaxoSmithKline for thrombocytopenia. Eltrombopag (Promacta) advanced to Phase III in February 2006, in patients with Immune Thrombocytopenic Purpura. Additional Phase I and II studies are ongoing in patients with hepatitis C and chemotherapy-induced thrombocytopenia.
     Wyeth is developing bazedoxifene (Viviant) as a monotherapy for osteoporosis and Aprela which is bazedoxifene in combination with Wyeth’s PREMARIN for osteoporosis prevention, and vasomotor symptoms of menopause. Wyeth filed an NDA for bazedoxifene (Viviant) in June 2006. Another partnered product, lasofoxifene (Oporia), is being developed by Pfizer for osteoporosis and vaginal atrophy. Pfizer filed an NDA with the FDA in August 2004 for the use of lasofoxifene (Oporia) in the prevention of osteoporosis and then filed a supplemental NDA in December 2004 for the use of lasofoxifene (Oporia) in the treatment of vaginal atrophy. In September 2005 and February 2006, respectively, Pfizer announced the receipt of non-approvable letters from the FDA for both indications. However, lasofoxifene (Oporia) continues in Phase III clinical trials by Pfizer for the treatment of osteoporosis.
     In June 2005, GlaxoSmithKline commenced Phase I studies of SB-559448, a second product for thrombocytopenia and in April 2005, TAP commenced Phase I studies for LGD-2941 for the treatment of osteoporosis and frailty.
     Internal and collaborative research and development programs are built around our proprietary science technology, which is based on our leadership position in gene transcription technology. LGD-4665 as well as our partnered products currently in human development, are modulators of gene transcription, working through key cellular or intracellular receptor targets discovered using our IR technology.
Business Strategy
     We aim to create value for shareholders by advancing our internally developed programs through early clinical development and then entering licensing agreements with larger pharmaceutical and biotechnology companies with substantially greater development and commercialization infrastructure. In addition to advancing our R&D programs, we expect to collect licensing and royalties from existing and future license agreements. We aim to build a profitable company by generating income from our corporate licenses. The principal elements of our strategy are:
Leverage Proprietary Intracellular Receptor Gene Expression Technology. We have accumulated substantial expertise in IR gene expression technology applicable to drug discovery and development. Building on our scientific findings about the molecular basis of hormone action, we have created proprietary new tools to explore and manipulate hormone and growth factor action for potential therapeutic benefit. We employ a proprietary cell-culture based assay system for small molecules that can modulate IRs, referred to as the co-transfection assay. The co-transfection assay system simulates the actual cellular processes controlled by IRs and is able to detect whether a compound interacts with a particular human IR and whether this interaction mimics or blocks the effects of the natural regulatory molecules on target gene expression.
Discover and Develop Targeted Modulators that are Promising Drug Candidates. We discover, synthesize and test numerous compounds to identify those that are most promising for clinical development. We perform extensive target profiling and base our selection of promising development candidates on product characteristics such as initial indications of safety and efficacy. We believe that this focused strategy allows us to eliminate unpromising candidates from consideration sooner without incurring substantial clinical costs.
License Drug Candidates to Other Parties. We generally plan to advance drug candidates through initial and/or early-stage drug development. For larger disease indications requiring complex clinical trials, our strategy is to license drug candidates to pharmaceutical or biotechnology partners for final development and global marketing. We believe partnerships are a good source of development payments, license fees, future event payments and royalties. They also provide considerable benefit regarding late-stage product development, regulatory approval, manufacturing and marketing. We believe that focusing on discovery and early-stage drug development while benefiting from our partners’ proven development and commercialization expertise will reduce our internal expenses and allow us to have a larger number of drug candidates progress to later stages of drug development. However, after establishing a lead product candidate, we are willing to license that candidate during any stage of the development process we determine to be beneficial to the company and to the ultimate development and commercialization of that drug candidate.
Generate Revenue through Partnerships to Fund Our Business and Drive Future Profitability. We have multiple sources of potential license and royalty revenue from existing corporate agreements and we may enter additional partnerships that will provide additional revenue opportunities. In particular, in February 2007, we divested our AVINZA product line to King in exchange for cash and ongoing royalties from product revenues. With the close of that transaction, we expect immediately to begin generating royalty revenue based on King’s sales with the product. We have numerous collaborations, including our agreement with GlaxoSmithKline for eltrombopag (Promacta) that has the potential to generate future royalties for Ligand. The revenue generated from these and future potential collaborations will fund our business and potentially provide profits to our shareholders.
General Product Development Process
     There are three general phases in product development — the research phase, the preclinical phase and the clinical trials phase. See “Government Regulation” for a more complete description of the regulatory process involved in developing drugs. At Ligand, activities during the research phase include research related to specific IR targets and the identification of lead compounds. Lead compounds are chemicals that have been identified to meet preselected criteria in cell culture models for activity and potency against IR targets. More extensive evaluation is then undertaken to determine if the compound should enter preclinical development. Once a lead compound is selected, chemical modification of the compound is undertaken to create an optimal drug candidate.
     The preclinical phase includes pharmacology and toxicology testing in preclinical models (in vitro and in vivo), formulation work and manufacturing scale-up to gather necessary data to comply with applicable regulations prior to commencing human clinical trials. Development candidates are lead compounds that have successfully undergone in vitro and in vivo evaluation to demonstrate that they have an acceptable profile that justifies taking them through preclinical development with the intention of filing an IND and initiating human clinical testing.
     Clinical trials are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the pharmaceutical into humans, the emphasis is on testing for adverse effects, dosage tolerance, absorption, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a representative patient population to determine the efficacy of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage, and to identify related adverse side effects and safety risks. Once a compound is found to be effective and to have an acceptable safety profile in Phase II studies, Phase III trials are undertaken to evaluate clinical efficacy further and to test further for safety. Sometimes Phase I and II trials or Phase II and III trials are combined. In the U.S., the FDA reviews both clinical plans and results of trials, and may discontinue trials at any time if there are significant safety concerns. Once a product has been approved, Phase IV post-market clinical studies may be performed to support the marketing of the product.
Ligand Product Development Programs
     We are developing several proprietary products for which we have worldwide rights for a variety of cancers, thrombocytopenia and inflammation and hormonal disorders, as summarized in the table below. Our development programs are primarily based on products discovered through our IR technology. See “Technology” for a discussion of our IR technology.

Program	Disease/Indication	Development Phase
LGD-4665 (Thrombopoietin oral mimetic)	Idiopathic Thrombocytopenia Purpura; other thrombocytopenias	Phase I

Selective androgen receptor modulators (agonists)	Hypogonadism, osteoporosis, sexual dysfunction, frailty, cachexia	Pre-clinical

Selective glucocorticoid receptor modulators	Inflammation, cancer	Research

Selective androgen receptor modulators (antagonists)	Prostate cancer Research	Research
Thrombopoietin (“TPO”) Research Programs
     In our TPO program, we seek to develop our own drug candidates that mimic the activity of thrombopoietin for use in the treatment or prophylaxis of thrombocytopenia with indications in a variety of conditions including Idiopathic Thrombocytopenic Purpura (“ITP”), cancer, hepatitis C and other disorders of blood cell formation. These are large markets with unmet medical needs. For example, the US prevalence of a few target diseases with thrombocytopenia is 200,000 patients with ITP, 1.3 million cancer patients receiving chemotherapy and 2.7 million patients with hepatitis C.
     Thrombocytopenia can be caused by insufficient platelet production, splenic sequestration of platelets or increased destruction of platelets predominantly by a patient’s own immune system. Thrombocytopenia in cancer patients can be treatment-related (chemotherapy) or cancer-related. Platelet transfusion is the standard of care for thrombocytopenia. However, repeated transfusions can result in the development of platelet alloantibodies that could significantly reduce the effectiveness of transfusions. In addition, patients are at increased risk of infections and allergic reactions. Currently, there is only one approved drug (Neumega) for the prevention of severe thrombocytopenia and the reduction of the need for platelet transfusions in patients with nonmyeloid malignancies. However, we believe that there is a substantial medical need for improved platelet enhancing agents for use in the treatment of thrombocytopenia due to the significant side effects seen with current therapies. Thus, a small molecule TPO mimetic with no apparent immunogenic potential and oral activity that may facilitate dosing may provide an attractive therapeutic profile for a major unmet medical need.
     In 1997, we formed a joint research and development alliance with SmithKline Beecham (now GlaxoSmithKline) to focus on the discovery and development of small molecule TPO mimetics. Our partner has two TPO mimetics that were part of our collaboration with them in clinical trials: eltrombopag (Promacta) in Phase II and Phase III trials for multiple indications and SB-559448 in Phase I. For a discussion of these clinical trials, see “Collaborative Research and Development Programs – Thrombopoietin (TPO) Mimetics Collaborative Program –GlaxoSmithKline Collaboration.”
     After a “wash-out” period following the termination of the research collaboration with GlaxoSmithKline, each party retained rights to perform research and development of new drugs to control hematopoiesis. This wash-out period ended in February 2003 at which time we began to research and later selected a TPO mimetic, LGD-4665, as a clinical candidate and completed preclinical studies in 2006. We initiated Phase I clinical studies in November 2006. We may pursue the specialty applications emerging from our TPO mimetics internally, but may seek collaborations with major pharmaceutical companies to exploit broader clinical applications.
Selective Androgen Receptor Modulators (“SARM”) Research and Development Programs
     We are pioneering the development of tissue selective SARMs, a novel class of non-steroidal, orally active molecules that selectively modulate the activity of the androgen receptor in different tissues, providing a wide range of opportunities for the treatment of many diseases and disorders in both men and women. Tissue-selective androgen receptor agonists may provide utility in the treatment of patients with hypogonadism, osteoporosis, sexual dysfunction and frailty. Tissue-selective androgen receptor antagonists may provide utility in the treatment of patients with prostate cancer, acne, androgenetic alopecia and other diseases. The use of androgen antagonists has shown efficacy in the treatment of prostate cancer, with three androgen antagonists currently approved by the FDA for use in the treatment of the disease. However, we believe there is a substantial medical need for improved androgen modulators for use in the treatment of prostate cancer due to the significant side effects seen with currently available drugs.
     We have assembled an extensive SARM compound library and, we believe, one of the most experienced androgen receptor drug discovery teams in the pharmaceutical industry. We may pursue the specialty applications emerging from SARMs internally, but may seek collaborations with major pharmaceutical companies to exploit broader clinical applications.
     Consistent with this strategy, we formed in 2001 a joint research and development alliance with TAP Pharmaceutical Products to focus on the discovery and development of SARMs. The research component of this collaboration ended in June 2006. TAP continues to develop the lead SARM compound in Phase I. Please see the “Selective Androgen Receptor Modulators (“SARM”) Collaborative Programs” section below for more details on this alliance.
     As part of our alliance with TAP, we exercised an option to select for development one compound and a back-up, LGD-3303 and LGD-3129, out of a pool of compounds available for development. Preclinical studies we have conducted with LGD-3303 indicate that the compound may have utility for osteoporosis, sexual dysfunction, frailty and hypogonadism. In vivo studies in rodents indicate a favorable profile with anabolic effects on bone, but an absence of the prostatic hypertrophy that occurs with the currently marketed androgens.
Selective Glucocorticoid Receptor Modulators (“SGRM”) Research and Development Program
     We are developing SGRMs for inflammation, cancer indications and other therapeutic applications. We have a library of compounds that we are optimizing with the goal to identify one or more compounds to enter human trials. Our most advanced compound LGD-5552 was on track to enter clinical trials in 2007; however Good Laboratory Practice studies failed to demonstrate the desired preclinical safety characteristics for a drug to treat rheumatoid arthritis. We decided in the first quarter of 2007 not to proceed with the development of LGD-5552.

Collaborative Research and Development Programs
     We have several major collaborative programs to further develop the research and development of compounds based on our IR technologies. These collaborations focus on numerous large market indications. As of December 31, 2006, several of our collaborative product candidates were in varying stages of human development. Please see Note 15 of the consolidated financial statements for a description of the financial terms of our key collaboration agreements. The table below summarizes our collaborative research and development programs, but is not intended to be a comprehensive summary of these programs.
LEADING PARTNERED DEVELOPMENT PROGRAMS

Program	Disease/Indication	Development Phase	Marketing Rights
THROMBOPOIETIN (TPO) MIMETICS

Eltrombopag (Promacta) (TPO agonist)	Thrombocytopenia (Idiopathic Thrombocytopenic Purpura, ITP)	Phase III	GlaxoSmithKline

	Thrombocytopenia (hepatitis C)	Phase II	GlaxoSmithKline

	Thrombocytopenia	Phase II	GlaxoSmithKline
(Chemotherapy-Induced, CIT)

	Thrombocytopenia (hepatic, renal, CITs)	Phase I	GlaxoSmithKline

SB-559448 (TPO agonist)	Thrombocytopenia	Phase I	GlaxoSmithKline

SELECTIVE ESTROGEN RECEPTOR MODULATORS (SERMs)

Bazedoxifene (Viviant)	Osteoporosis	NDA filed	Wyeth
Bazedoxifene CE (Aprela)	Osteoporosis prevention	Phase III	Wyeth
Vasomotor symptoms

Lasofoxifene (Oporia)(1)	Osteoporosis prevention, vaginal atrophy	NDA and SNDA filed (1)	Pfizer
	Osteoporosis treatment	Phase III	Pfizer

SELECTIVE ANDROGEN RECEPTOR MODULATORS (SARMs)

LGD-2941 (androgen agonist)	Osteoporosis, frailty and sexual dysfunction	Phase I	TAP

(1)	In September 2005 and February 2006, respectively, Pfizer announced receipt of non-approvable letters from the FDA for the prevention of osteoporosis and vaginal atrophy. Pfizer also indicated that the NDAs may be resubmitted with additional clinical data.
Thrombopoetin (“TPO”) Mimetics Collaborative Program
     GlaxoSmithKline Collaboration. In 1995, we entered into a research and development collaboration with SmithKline Beecham (now GlaxoSmithKline) to use our proprietary expertise to discover and characterize small molecule, orally bioavailable drugs to control hematopoiesis (the formation and development of blood cells) for the treatment of a variety of blood cell deficiencies. In 1998, we announced the discovery of the first non-peptide small molecule that mimics in mice the activity of Granulocyte-Colony Stimulating Factor (“G-CSF”), a natural protein that stimulates production of infection-fighting neutrophils (a type of white blood cell). While this lead compound has only been shown to be active in mice, its discovery is a major scientific milestone and suggests that orally active, small-molecule mimetics can be developed not only for G-CSF, but for other cytokines as well.

     A number of lead molecules have been found that mimic the activity of natural growth factors for white cells and platelets. In 2002, we earned a $2.0 million milestone payment from GlaxoSmithKline, in connection with the commencement of human trials of eltrombopag (Promacta), an oral, small molecule drug that mimics the activity of thrombopoietin, a protein factor that promotes growth and production of blood platelets. In 2005, we announced that we had earned a $1.0 million milestone payment from GlaxoSmithKline with that company’s commencement of Phase II trials of eltrombopag (Promacta). In 2005, we earned a $2.0 million milestone payment as SB-559448, a second TPO agonist, began Phase I development. Additionally, in February 2006, we earned a $2.0 million milestone in connection with the commencement of Phase III trials of eltrombopag (Promacta). There are no approved oral TPO mimetic agents for the treatment or prevention of thrombocytopenias (decreased platelet count). Investigational use of injectable forms of recombinant human TPO has been effective in raising platelet levels in cancer patients undergoing chemotherapy, and has led to accelerated hematopoietic recovery when given to stem cell donors. Some of these investigational treatments have not moved forward to registration due to the development of neutralizing antibodies. Thus, a small molecule TPO mimetic with no apparent immunogenic potential and oral activity that may facilitate dosing may provide an attractive therapeutic profile for a major unmet medical need.
     The research phase of the GlaxoSmithKline collaboration concluded in February 2001. After a “wash-out” period following the termination of the research collaboration, each party has rights to perform research and development of new drugs to control hematopoiesis. This wash-out period ended in February 2003 at which time we began to research and later selected a TPO mimetic, LGD-4665, as a clinical candidate and completed preclinical studies in 2006. We initiated Phase I clinical studies in November 2006. In addition, under the collaboration we have the right to select, but have not selected up to three compounds related to hematopoietic targets for development as anti-cancer products other than those compounds selected for development by GlaxoSmithKline. GlaxoSmithKline has the option to co-promote any selected products with us in North America and to develop and market such products outside North America. We may pursue the specialty applications emerging from our TPO mimetics internally, but may seek collaborations with major pharmaceutical companies to exploit broader clinical applications (see “Ligand Product Development Programs”).
Selective Estrogen Receptor Modulators (“SERM”) Collaborative Programs
     The primary objective of our estrogen receptor modulators collaborative programs is to develop drugs for hormonally responsive cancers, hormone therapies, the treatment and prevention of diseases affecting women’s health, and hormonal disorders prevalent in men. Our programs, both collaborative and internal, target development of tissue-selective modulators of the progesterone receptor the estrogen receptor and the androgen receptor. Through our collaborations with Wyeth and Pfizer, three SERM compounds are in development for osteoporosis, vaginal atrophy and vasomotor symptoms of menopause.
     Wyeth Collaboration. In 1994, we entered into a research and development collaboration with Wyeth-Ayerst Laboratories (now Wyeth) to discover and develop drugs that interact with estrogen and progesterone receptors for use in hormone therapy, anti-cancer therapy, gynecological diseases and central nervous system disorders associated with menopause and fertility control. We granted Wyeth exclusive worldwide rights to all products discovered in the collaboration that are agonists or antagonists to the progesterone and estrogen receptors for application in the fields of women’s health and cancer therapy.
     As part of this collaboration, we tested Wyeth’s extensive chemical library for activity against a selected set of targets. In 1996, Wyeth exercised its option to include compounds we discovered that modulate progesterone receptors, and to expand the collaboration to encompass the treatment or prevention of osteoporosis through the estrogen receptors. Wyeth also added four advanced chemical compound series from its internal estrogen receptor osteoporosis program to the collaboration. The research phase of the collaboration ended in August 1998.
     In December 2005, the Company entered into an Amended and Restated Agreement with Wyeth to better define, simplify and clarify: the universe of research compounds resulting from the research and development efforts of the parties; combine and clarify categories of those compounds as well as related milestones, royalties and resolve a number of milestone payment issues.

     Wyeth has ongoing clinical studies with two SERMs from the collaboration. Wyeth is developing bazedoxifene (Viviant) and bazedoxifene in combination with PREMARIN (Aprela) for the treatment of post-menopausal osteoporosis. We have milestone and royalty rights for Viviant and Aprela. Portions of these royalty rights have been sold to Royalty Pharma AG. See “Royalty Pharma Agreement.”
     In June 2006, Wyeth announced that an NDA for bazedoxifene (Viviant) had been submitted to the FDA. Wyeth is developing bazedoxifene CE (Aprela) as a progesterone-free treatment for menopausal symptoms. Bazedoxifene (Viviant) is a synthetic drug that was specifically designed to increase bone density and reduce cholesterol levels while at the same time protecting breast and uterine tissue.
     Pfizer Collaboration. We have a research and development collaboration with Pfizer to develop therapies for osteoporosis. The collaboration produced a drug candidate, lasofoxifene (Oporia), that Pfizer has advanced through late-stage clinical development.
     Lasofoxifene (Oporia) is an estrogen partial agonist being developed for osteoporosis prevention and other diseases. Pfizer has retained marketing rights to the drug. We have milestone and royalty rights to lasofoxifene (Oporia). Portions of these royalty rights have been sold to Royalty Pharma AG. See “Royalty Pharma Agreement.”
     In 2004, Pfizer submitted an NDA to the FDA for lasofoxifene (Oporia) for the prevention of osteoporosis in postmenopausal women. We earned a development milestone of approximately $2.0 million from Pfizer in connection with the filing. In September 2005, Pfizer announced the receipt of a non-approvable letter from the FDA for the prevention of osteoporosis. However, lasofoxifene (Oporia) continues in Phase III clinical trials by Pfizer for the treatment of osteoporosis.
     In 2004, Pfizer filed a supplemental NDA for the use of lasofoxifene (Oporia) for the treatment of vaginal atrophy for which no additional milestone was due. In February 2006, Pfizer announced the receipt of a non-approval letter from the FDA for this indication.
Selective Androgen Receptor Modulators (“SARM”) Collaborative Programs
     TAP Collaboration. In June 2001, we entered into a joint research and development alliance with TAP Pharmaceutical Products to focus on the discovery and development of SARMs. SARMs may contribute to the prevention and treatment of diseases including sexual dysfunction, osteoporosis and frailty. The three-year collaboration carried an option to extend by up to two additional one-year terms. In December 2004, we announced the second extension of this collaboration for an additional year, which was successfully concluded in June 2006.
     Under the terms of the agreement, TAP received exclusive worldwide rights to manufacture and sell any products resulting from the collaboration in its field, which would include treatment and prevention of male hypogonadism, male sexual dysfunction, female osteoporosis and other indications not retained by Ligand. Ligand retained certain rights in the androgen receptor field, including the prevention or treatment of prostate cancer, benign prostatic hyperplasia, acne and hirsutism. Following expiration of the research collaboration, Ligand has the right to perform research and development of new SARM drugs independently of TAP. We may also receive milestones and up to double-digit royalties as compounds are developed and commercialized. LGD-2941, an androgen agonist targeting osteoporosis and frailty, commenced Phase I development in April 2005.
     In addition, we had an option at the expiration of the original three-year term to develop one compound not developed by TAP in its field, with TAP retaining an option to negotiate to co-develop and co-promote such compounds with Ligand. We exercised our option to select one compound and a back-up for development, LGD-3303 and LGD-3129, out of a pool of compounds available for development in the TAP field. TAP retains certain royalty rights and an option to negotiate to co-develop and co-promote such compounds with us up to the end of Phase II development (see “Ligand Product Development Programs”).

Metabolic and Cardiovascular Disease Collaborative Programs
     We have collaborative partnerships with GlaxoSmithKline and Eli Lilly and Company (“Lilly”) in the areas of cardiovascular and metabolic diseases. Multiple PPAR modulators have entered clinical development under these partnerships. However, further studies with these compounds are either on hold or have been discontinued.
     GlaxoSmithKline Collaboration. In 1992, we entered into a research and development collaboration with Glaxo Wellcome plc (now GlaxoSmithKline) to discover and develop drugs for the prevention or treatment of atherosclerosis and other disorders affecting the cardiovascular system. The research phase was successfully completed in 1997 with the identification of a novel lead structure that activates selected PPAR subfamily members and the identification of a different lead compound that shows activity in preclinical models for lowering LDL cholesterol by up-regulating LDL receptor gene expression in liver cells. We retain the right to develop and commercialize products arising from the collaboration in markets not exploited by GlaxoSmithKline, or where GlaxoSmithKline is not developing a product for the same indication.
     In 1999, several PPAR leads were advanced to exploratory development. GW501516 was selected for clinical development and Phase II trials were initiated for cardiovascular disease and dyslipidemia. GW501516 is currently on hold pending the review of preclinical studies.
     Eli Lilly Collaboration. In 1997, we entered into a research and development collaboration with Lilly for the discovery and development of products for metabolic disorders. The research phase of the collaboration ended in November 2004.
     Lilly selected three PPAR modulators, naveglitazar, LY929 and LY674, for clinical development. Ligand earned milestone payments for IND filings and initiation of Phase II studies. Naveglitazar entered Phase II studies early in 2003, resulting in a $1.5 million milestone payment. In 2004, Lilly announced its decision to move naveglitazar into Phase III registration studies. However, in May 2006, after review of all preclinical and clinical data including two year animal safety studies, Lilly informed us that it had decided not to pursue further development of naveglitazar at this time. This decision was specific with regard to naveglitazar.
     In 2002, Lilly filed with the FDA an IND for LY929, a PPAR modulator for the treatment of Type II diabetes, metabolic diseases and dyslipidemias. A third IND was filed with the FDA in November 2002 for LY674, a PPAR modulator for the treatment of atherosclerosis. In July 2005, LY674 entered Phase II studies. In September 2006, Lilly informed us that it had suspended an ongoing mid-stage human trial of LY674 in order to assess unexpected findings noted during animal safety studies of the same compound and evaluate collective clinical efficacy and safety from the human data already gathered.
Royalty Pharma Agreement
     In March 2002, we announced an agreement with Royalty Pharma AG, which purchased rights to a share of future royalty payments from our collaborative partners’ sales of three SERMs then in Phase III development. The SERM products included in the transaction are Oporia, which is being developed for osteoporosis and other indications at Pfizer, bazedoxifene (Viviant) and bazedoxifene CE, PREMARIN combo (Aprela) which are in development at Wyeth for osteoporosis and for vasomotor symptoms of menopause (see the detailed discussions of these products under the Pfizer and Wyeth collaborations above). Since March 2002, and following certain amendments to the original agreement, Royalty Pharma has acquired cumulative rights to 3.0125% of the potential future net sales of the three SERM products for an aggregate of $63.3 million.
     Under the terms of the agreements, payments from the royalty rights purchase are non-refundable, regardless of whether the products are ever successfully registered or marketed. Milestone payments owed by our partners as the products complete development and registration are not included in the Royalty Pharma agreement and will be paid to us as earned.

Technology
     In our efforts to discover new and important medicines, we and our academic collaborators and consultants have concentrated on two areas of research: advancing the understanding of the activities of hormones and hormone-related drugs, and making scientific discoveries related to IR technology. We believe that our expertise in this technology will enable us to develop novel, small-molecule drugs acting through IRs with more target-specific properties than currently available drugs. Our efforts may result in improved therapeutic and side effect profiles and new indications for IRs. IRs are families of transcription factors that change cell function by selectively turning on or off particular genes in response to circulating signals that impinge on cells.
Intracellular Receptor Technology
     Hormones occur naturally within the body and control processes such as reproduction, cell growth and differentiation. Hormones generally fall into two classes, non-peptide hormones and peptide hormones. Non-peptide hormones include retinoids, sex steroids (estrogens, progestins and androgens), adrenal steroids (glucocorticoids and mineralocorticoids), vitamin D and thyroid hormone. These non-peptide hormones act by binding to their corresponding IRs to regulate the expression of genes in order to maintain and restore balanced cellular function within the body. Hormonal imbalances can lead to a variety of diseases. The hormones themselves and drugs that mimic or block hormone action may be useful in the treatment of these diseases. Furthermore, hormone mimetics (agonists) or blockers (antagonists) can be used to treat diseases in which the underlying cause is not hormonal imbalance. The effectiveness of IRs as drug targets is clearly demonstrated by currently available drugs acting through IRs for several diseases. However, the use of most of these drugs has been limited by their often significant side effects.
     We have accumulated substantial expertise in IRs applicable to drug discovery and development. Building on our scientific findings about the molecular basis of hormone action, we have created proprietary new tools to explore and manipulate non-peptide hormone action for potential therapeutic benefit. We employ a proprietary cell-culture based assay system for small molecules that can modulate IRs, referred to as the co-transfection assay. The co-transfection assay system simulates the actual cellular processes controlled by IRs and is able to detect whether a compound interacts with a particular human IR and whether this interaction mimics or blocks the effects of the natural regulatory molecules on target gene expression.
     In 1999, we invested in and exclusively licensed particular IR technology to a new corporation, X-Ceptor Therapeutics, Inc. (“X-Ceptor”). X-Ceptor was subsequently acquired by Exelixis Inc. in October 2004. Under the 1999 license agreement, we will receive a royalty on net sales of any products that are discovered using the licensed technologies.
Fusion Protein Technology
     Our fusion protein technology was developed by Seragen, which we acquired in 1998. Seragen’s fusion proteins consist of a fragment of diphtheria toxin genetically fused to a ligand that binds to specific receptors on the surface of target cells. Once bound to the cell, the fusion proteins are designed to enter the cell and destroy the ability of the cell to manufacture proteins, resulting in cell death. Using this platform, Seragen genetically engineered six fusion proteins, each of which consists of a fragment of diphtheria toxin fused to a different targeting ligand, such as a polypeptide hormone or growth factor. Fusion proteins may have utility in oncology, dermatology, infectious diseases and autoimmune diseases.
Academic Collaborations
     To date, we have licensed technology from The Salk Institute, Baylor College of Medicine and other academic institutions and developed relationships with key scientists to further the development of our core IR technology.
     The Salk Institute of Biological Studies. In 1988, we established an exclusive relationship with The Salk Institute, which is one of the research centers in the area of IR technology. We amended and restated this agreement in April 2002. Under our agreement, we have an exclusive, worldwide license to certain IR technology developed in the laboratory of Dr. Ronald Evans, a Salk professor and Howard Hughes Medical Institute Investigator. Dr. Evans

cloned and characterized the first IR in 1985 and is an inventor of the co-transfection assay we use to screen for IR modulators. Under the agreement, we are obligated to make royalty payments based on sales of certain products developed using the licensed technology, as well as certain minimum annual royalty payments and a percentage of milestones and certain other payments received. The agreement also provides that we have the option of buying out future royalty payments as well as milestone and other payment-sharing obligations on a product-by-product basis by paying the Salk a lump sum calculated using a formula in the agreement. In March 2004, we paid The Salk Institute $1.1 million to exercise this buyout option with respect to lasofoxifene (Oporia), a product under development by Pfizer for the prevention of osteoporosis in postmenopausal women. In December 2004 Pfizer filed a supplemental NDA for the use of lasofoxifene (Oporia) for the treatment of vaginal atrophy. As a result of the supplemental lasofoxifene (Oporia) NDA filing, we exercised an option in January 2005 to pay The Salk Institute $1.1 million to buy out royalty payments due on future sales of the product in this additional indication. See the discussion above regarding “Collaborative Research and Development Programs.”
     We have also entered into a consulting agreement with Dr. Evans that continues through February 2008. Dr. Evans serves as Chairman of Ligand’s Scientific Advisory Board.
     Baylor College of Medicine. In 1990, we established an exclusive relationship with Baylor, which is a center of IR technology. We entered into a series of agreements with Baylor under which we have an exclusive, worldwide license to IR technology developed at Baylor and to future improvements made in the laboratory of Dr. Bert W. O’Malley through the life of the related patents. Dr. O’Malley is a professor and the Chairman of the Department of Molecular and Cellular Biology at the Baylor College of Medicine.
     We continue to work with Dr. O’Malley and Baylor in scientific IR research, particularly in the area of sex steroids and orphan IRs. Under our agreement, we are obligated to make certain royalty payments based on the sales of products developed using the licensed technology. Dr. O’Malley is a member of Ligand’s Scientific Advisory Board.
     In addition to the collaborations discussed above, we also have a number of other consulting, licensing, development and academic agreements by which we strive to advance our technology.
Manufacturing
     We currently have no manufacturing facilities and, accordingly, rely on third parties, including our collaborative partners, for clinical production of any products or compounds.
Quality Assurance
     Our success depends in great measure upon customer confidence in the quality of our products and in the integrity of the data that support their safety and effectiveness. The quality of our products arises from our commitment to quality in all aspects of our business, including research and development, purchasing, manufacturing and distribution. Quality assurance procedures have been developed relating to the quality and integrity of our scientific information and production processes.
     Control of production processes involves rigid specifications for ingredients, equipment, facilities, manufacturing methods, packaging materials and labeling. Control tests are made at various stages of production processes and on the final product to assure that the product meets all regulatory requirements and our standards. These tests may involve chemical and physical testing, microbiological testing, preclinical testing, human clinical trials or a combination thereof.
Commercial
     Through September 2006, we promoted AVINZA, our pain product, with approximately 102 sales representatives and our oncology products with approximately 32 sales representatives . On September 7, 2006, we announced the sale of our ONTAK, Targretin capsules, Targretin gel and Panretin products to Eisai, Inc. (“Eisai”). The Eisai sales transaction subsequently closed on October 25, 2006.

     AVINZA was also co-promoted by Organon Pharmaceuticals USA Inc. (“Organon”). On January 17, 2006, we signed an agreement with Organon that terminated the AVINZA co-promotion agreement between the two companies and returned AVINZA rights to Ligand. The effective date of the termination agreement is January 1, 2006; however, the parties agreed to continue to cooperate during a transition period that ended September 30, 2006 to promote the product. The transition period co-operation included a minimum number of product sales calls per quarter (100,000 for Organon and 30,000 for Ligand with an aggregate of 375,000 and 90,000, respectively, for the transition period) as well as the transition of ongoing promotions, managed care contracts, clinical trials and key opinion leader relationships to Ligand. During the transition period, we paid Organon an amount equal to 23% of AVINZA net sales as reported by us. We also paid and were responsible for the design and execution of all clinical, advertising and promotion expenses and activities. Additionally, in consideration of the early termination and return of rights under the terms of the agreement, we unconditionally paid Organon $37.8 million in October 2006. We further paid Organon $10.0 million on January 16, 2007. In addition, after the termination, we agreed to make quarterly royalty payments to Organon equal to 6.5% of AVINZA net sales through December 31, 2012 and thereafter 6% through patent expiration, currently anticipated to be November of 2017.
     On September 7, 2006 we announced the sale of AVINZA and related assets to King Pharmaceuticals, Inc. (“King”) and we closed that sale on February 26, 2007. Under the asset purchase agreement with King (the “AVINZA Purchase Agreement”), King acquired all of our rights in and to AVINZA, assumed certain liabilities, and reimbursed us the $47.8 million paid to Organon. King also assumed our co-promote termination obligation to make payments to Organon based on net sales of AVINZA (approximately $93.3 million as of December 31, 2006). Under the agreement with Organon, we remain liable to Organon in the event of King’s default of this royalty obligation.
     On September 6, 2006, we entered into a contract sales agreement with King whereby King agreed to perform certain minimum monthly product details (i.e. sales calls) which commenced effective October 1, 2006 and continued until the closing of the AVINZA sales transaction. In connection with the sales call agreement, on January 3, 2007, we executed an amendment to the AVINZA Purchase Agreement with King whereby the parties agreed that King could make offers to the Ligand sales representatives and its regional business managers, such offers to be contingent on the closing. The parties agreed on certain related termination, bonus and severance terms with respect to those employees who did not receive employment offers from King. Accordingly, 23 Ligand sales representatives and regional business managers were informed of their termination and related benefits on December 6, 2006. The termination was effective January 2, 2007. This contract sales agreement terminated with the closing of the AVINZA asset sale to King.
     Substantially all of our revenues were attributable to customers in the United States; likewise, substantially all of our long-lived assets are located in the United States. For the year ended December 31, 2006, shipments to three wholesale distributors each accounted for more than 10% of total shipments and in the aggregate represented 79% of total shipments. These wholesale distributors were AmerisourceBergen Corporation, Cardinal Health, Inc. and McKesson Corporation.
     For further discussion of these items, see below under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Research and Development Expenses
     Research and development expenses from continuing operations were $41.9 million, $33.1 million and $32.7 million in 2006, 2005 and 2004, respectively, of which approximately 95%, 89% and 76%, respectively, we sponsored, and the remainder of which was funded pursuant to collaborative research and development arrangements.
     Research and development expenses from discontinued operations were $12.9 million, $23.0 million and $32.5 million in 2006, 2005 and 2004 respectively.

Competition
     Some of the drugs we are developing will compete with existing therapies. In addition, a number of companies are pursuing the development of novel pharmaceuticals that target the same diseases we are targeting. A number of pharmaceutical and biotechnology companies are pursuing IR-related approaches to drug discovery and development. Furthermore, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish collaborative arrangements with our competitors.
     Many of our existing or potential competitors, particularly large pharmaceutical companies, have greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. Many of these companies also have extensive experience in preclinical testing and human clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceutical products. For example, GlaxoSmithKline is developing eltrombopag (Promacta), a TPO mimetic that could compete with our LGD-4665 if both were to be approved for marketing.
     Our competitive position also depends upon our ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary products or processes, and secure sufficient capital resources for the often substantial period between technological conception and commercial sales. For a discussion of the risks associated with competition, see below under “Item 1A. Risk Factors.”
Government Regulation
     The manufacturing and marketing of our products, our ongoing research and development activities and products being developed by our collaborative partners are subject to regulation for safety and efficacy by numerous governmental authorities in the United States and other countries. In the United States, pharmaceuticals are subject to rigorous regulation by federal and various state authorities, including the FDA. The Federal Food, Drug and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our products. There are often comparable regulations that apply at the state level. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources.
     The steps required before a pharmaceutical agent may be marketed in the United States include (1) preclinical laboratory tests, (2) the submission to the FDA of an IND, which must become effective before human clinical trials may commence, (3) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug, (4) the submission of a NDA to the FDA and (5) the FDA approval of the NDA prior to any commercial sale or shipment of the drug. A company must pay a one-time user fee for NDA submissions, and annually pay user fees for each approved product and manufacturing establishment. In addition to obtaining FDA approval for each product, each domestic drug-manufacturing establishment must be registered with the FDA and, in California, with the Food and Drug Branch of California. Domestic manufacturing establishments are subject to pre-approval inspections by the FDA prior to marketing approval, then to biennial inspections, and must comply with current Good Manufacturing Practices (cGMP). To supply products for use in the United States, foreign manufacturing establishments must comply with cGMP and are subject to periodic inspection by the FDA or by regulatory authorities in such countries under reciprocal agreements with the FDA.
     For both currently marketed and future products, failure to comply with applicable regulatory requirements after obtaining regulatory approval can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. In addition, changes in existing regulations could have a material adverse effect to us.
     For marketing outside the United States before FDA approval to market, we must submit an export permit application to the FDA. We also are subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs. The requirements relating to the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country and there can be no assurance that we or any of our partners will meet and sustain any such requirements.

     We are also increasingly subject to regulation by the states. A number of states now regulate, for example, pharmaceutical marketing practices and the reporting of marketing activities, controlled substances, clinical trials and general commercial practices. We have developed and are developing a number of policies and procedures to ensure our compliance with these state laws, in addition to the federal regulations described above. Significant resources are now required on an ongoing basis to ensure such compliance. For a discussion of the risks associated with government regulations, see below under “Item 1A. Risk Factors.”
Patents and Proprietary Rights
     We believe that patents and other proprietary rights are important to our business. Our policy is to file patent applications to protect technology, inventions and improvements to our inventions that are considered important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.
     As of December 31, 2006, we have filed or participated as licensee in the filing of approximately 37 currently pending patent applications in the United States relating to our technology, as well as foreign counterparts of certain of these applications in multiple countries. In addition, we own or have licensed rights covered by approximately 260 patents issued or applications, granted or allowed worldwide, including United States patents and foreign counterparts to United States patents. Except for a few patents and applications that are not material to our commercial success, these patents and applications will expire between 2008 and 2023. Starting in 2007, we receive royalties from King Pharmaceuticals Inc. on AVINZA representing substantially all of our ongoing revenue. AVINZA is expected to have patent protection in the United States until November 2017. Subject to compliance with the terms of the respective agreements, our rights under our licenses with our exclusive licensors extend for the life of the patents covering such developments. For a discussion of the risks associated with patent and proprietary rights, see below under “Item 1A. Risk Factors.”
Human Resources
     As of March 12, 2007, we had 122 full-time employees including 37 employees who will be supporting the Company providing transitional services for various time periods throughout 2007, following the restructuring announced in January 2007. Following the termination of the transitional employees, we expect to have approximately 85 full time employees of whom 55 will be involved directly in scientific research and development activities. Of these employees, 32 hold Ph.D. or M.D. degrees.

ITEM 1A. RISK FACTORS
     The following is a summary description of some of the many risks we face in our business. You should carefully review these risks in evaluating our business, including the businesses of our subsidiaries. You should also consider the other information described in this report.
Risks Related To Us and Our Business.
Failure to timely or successfully restructure our business could have adverse consequences for the Company.
     We completed the sale of our commercial businesses in February 2007. In connection with these sales we are also restructuring our remaining businesses, principally our research and development. We will also be consolidating our staff and facilities. If we are unable to successfully and timely complete this restructuring, our remaining assets could lose value, we may not be able to retain key employees, we may not have sufficient resources to successfully manage those assets or our business, and we may not be able to perform our obligations under various contracts and commitments. Any of these could have substantial negative impacts on our business and our stock price.
We are substantially dependent on AVINZA royalties for our revenues.
     We recently completed the sale of our two commercial product lines, oncology and pain, which in recent years provided substantially all of our continuing revenue. In each sale we received a one-time upfront cash payment. The consideration for the sale of the pain (AVINZA) franchise also included royalties that we will receive in the future from sales of AVINZA by King Pharmaceuticals, Inc., who acquired the AVINZA rights from us. These consist of a 15% royalty on AVINZA sales for the first 20 months, and then royalty payments ranging from 5-15% of AVINZA sales, depending on the level of total annual sales. These royalties represent and will represent substantially all of our ongoing revenue for the foreseeable future. Although we may also receive royalties and milestones from our partners in various past and future collaborations, the amount of revenue from these royalties and milestones is unknown and highly uncertain.
     Thus, any setback that may occur with respect to AVINZA could significantly impair our operating results and/or reduce the market price for our securities. Setbacks could include problems with shipping, distribution, manufacturing, product safety, marketing, government licenses and approvals, intellectual property rights, competition with existing or new products and physician or patient acceptance of the product, as well as higher than expected total rebates, returns or discounts.
     AVINZA was licensed from Elan Corporation which is its sole manufacturer. Any problems with Elan’s manufacturing operations or capacity could reduce sales of AVINZA, as could any licensing or other contract disputes with Elan, raw materials suppliers, or others.
     Similarly, King’s AVINZA sales efforts could be affected by a number of factors and decisions regarding its organization, operations, and activities as well as events both related and unrelated to AVINZA. Historically, AVINZA sales efforts, including our own and our prior co-promotion partners, have encountered a number of difficulties, uncertainties and challenges, including sales force reorganizations and lower than expected sales call and prescription volumes, which have hurt and could continue to hurt AVINZA sales growth. AVINZA could also face stiffer competition from existing or future pain products. The negative impact on the product’s sales growth in turn may cause our royalties, revenues and earnings to be disappointing.
     AVINZA sales also may be susceptible to higher than expected discounts (especially PBM/GPO rebates and Medicaid rebates, which can be substantial), returns and chargebacks and/or slower than expected market penetration that could reduce sales. Other setbacks that AVINZA could face in the sustained-release opioid market include product safety and abuse issues, regulatory action, intellectual property disputes and the inability to obtain sufficient quotas of morphine from the Drug Enforcement Agency (“DEA”) to support production requirements.
     In particular, with respect to regulatory action and product safety issues, the FDA previously requested expanded warnings on the AVINZA label to alert doctors and patients to the dangers of using AVINZA with alcohol.

Changes were made to the label, however, the FDA also requested clinical studies to investigate the risks associated with taking AVINZA with alcohol. Any additional warnings, studies and any further regulatory action could have significant adverse effects on AVINZA sales.
Significant returns of products we sold prior to selling our commercial businesses could harm our operating results.
     Under our agreements to sell our commercial businesses, we remain financially responsible for returns of our products sold before those businesses were transferred to their respective buyers. Thus if returns of those products are higher than expected, we could incur substantial expenses for processing and issuing refunds for those returns which, in turn, could hurt our operating results. The amount of returns could be affected by a number of factors including ongoing product demand, product rotation at distributors and wholesalers, and product stability issues.
Return from any dividend is speculative; you may not receive a return on your securities.
     We have not paid any cash dividends on our common stock to date. In general, we intend to retain any earnings to support the expansion of our business. We have announced that our Board of Directors is considering a special dividend of a substantial portion of the net proceeds from our product line asset sales. However, other than this special dividend, we do not anticipate paying cash dividends on any of our securities in the foreseeable future. The Board has not determined the amount of any such special dividend, and the amount available for such a dividend depends on a number of factors including our capital surplus, cash on hand and estimated cash needs for our continuing business. In addition, such a special dividend would reduce our assets and could reduce our stock price by a proportional amount. Because the amount of any special dividend and the amount of any associated stock price reduction are both unknown, the investment return from such a dividend is speculative. Thus, any returns you receive from our stock will be highly dependent on increases in the market price for our securities, if any. The price for our common stock has been highly volatile and may decrease.
We will have continuing obligations to indemnify the buyers of our commercial businesses, and may be subject to other liabilities as a result of the sale of our commercial product lines.
     In connection with the sale of our AVINZA product line, we have agreed to indemnify King for a period of 16 months after the closing for a number of specified matters including the breach of our representations, warranties and covenants contained in the asset purchase agreement, and in some cases for a period of 30 months following the closing of the asset sale. In addition, we have agreed to indemnify Eisai, the purchaser of our oncology product line, after the closing of the asset sale, for damages suffered by Eisai arising for any breach of any of the representations, warranties, covenants or obligations we have made in the asset purchase agreement. Our obligation to indemnify Eisai survives the closing in some cases up to 18 or 36 months following the closing, and in other cases, until the expiration of the applicable statute of limitations. In a few instances, our obligation to indemnify Eisai survives in perpetuity. Under our agreement with King, $15 million of the total upfront cash payment was deposited into an escrow account to secure our indemnification obligations to King following the closing. Similarly, our agreement with Eisai required that $20 million of the total upfront cash payment be deposited into an escrow account to secure our indemnification obligations to Eisai after the closing.
     Our indemnification obligations under the asset purchase agreements could cause us to be liable to King or Eisai under certain circumstances, in excess of the amounts set forth in the escrow accounts. The AVINZA asset purchase agreement also allows King, under certain circumstances, to set off indemnification claims against the royalty payments payable to us. Under the asset purchase agreements, our liability for any indemnification claim brought by King and Eisai is generally limited to $40 million and $30 million, respectively. However, our obligation to provide indemnification on certain matters is not subject to these indemnification limits. For example, we agreed to retain, and provide indemnification without limitation to King for, all liabilities arising under certain agreements with Cardinal Health PTS, LLC related to the manufacture of AVINZA. Similarly, we agreed to retain, and provide indemnification without limitation to Eisai for, all liabilities related to certain claims regarding promotional materials for the ONTAK and Targretin drug products. We cannot predict the liabilities that may arise as a result of these matters. Any liability claims related to these matters or any indemnification claims made by King or Eisai could materially and adversely affect our financial condition.

====================================================================================================================================

     We may also be subject to other liabilities related to the products we recently sold. For example, we received a letter in March 2007 from counsel to the Salk Institute for Biological Studies alleging that we owe The Salk Institute royalties on prior sales of Targretin as well as a percentage of the amounts received from Eisai. Salk alleges that they are owed at least 25% of the consideration paid by Eisai for that portion of our oncology product line and associated assets attributable to Targretin. Any successful claim brought against us could cause our stock price to fall and could decrease our cash or otherwise adversely affect our business.
Our product development involves a number of uncertainties, and we may never generate sufficient revenues from the sale of products to become profitable.
     We were founded in 1987. We have incurred significant losses since our inception. At December 31, 2006, our accumulated deficit was approximately $862.8 million. We began generating commercial product revenues in 1999; however, we completed the sale of all of our commercial products in February 2007 and are now focused on our product development pipeline.
     Most of our products in development will require extensive additional development, including preclinical testing and human studies, as well as regulatory approvals, before we can market them. We cannot predict if or when any of the products we are developing or those being developed with our partners will be approved for marketing. For example, lasofoxifene (Oporia), a partner product being developed by Pfizer received a “non-approvable” decision from the FDA. There are many reasons why we or our collaborative partners may fail in our efforts to develop our other potential products, including the possibility that:
➢	preclinical testing or human studies may show that our potential products are ineffective or cause harmful side effects;

➢	the products may fail to receive necessary regulatory approvals from the FDA or foreign authorities in a timely manner, or at all;

➢	the products, if approved, may not be produced in commercial quantities or at reasonable costs;

➢	the products, if approved, may not achieve commercial acceptance;

➢	regulatory or governmental authorities may apply restrictions to our products, which could adversely affect their commercial success; or

➢	the proprietary rights of other parties may prevent us or our partners from marketing the products.
     Any product development failures for these or other reasons, whether with our products or our partners’ products, may reduce our expected revenues, profits, and stock price.
Our drug development programs will require substantial additional future funding which could hurt our operational and financial condition.
     Our drug development programs require substantial additional capital to successfully complete them, arising from costs to:
➢	conduct research, preclinical testing and human studies;

➢	establish pilot scale and commercial scale manufacturing processes and facilities; and

➢	establish and develop quality control, regulatory, marketing, sales and administrative capabilities to support these programs.

     Our future operating and capital needs will depend on many factors, including:
➢	the pace of scientific progress in our research and development programs and the magnitude of these programs;

➢	the scope and results of preclinical testing and human studies;

➢	the time and costs involved in obtaining regulatory approvals;

➢	the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

➢	competing technological and market developments;

➢	our ability to establish additional collaborations;

➢	changes in our existing collaborations;

➢	the cost of manufacturing scale-up; and

➢	the effectiveness of our commercialization activities.
     We currently estimate our research and development expenditures over the next three years to range between $110 million and $135 million. However, we base our outlook regarding the need for funds on many uncertain variables. Such uncertainties include regulatory approvals, the timing of events outside our direct control such as product launches by partners and the success of such product launches, negotiations with potential strategic partners, possible sale of assets or other transactions and other factors. Any of these uncertain events can significantly change our cash requirements.
     While we expect to fund our research and development activities primarily from cash generated from AVINZA royalties to the extent possible, if we are unable to do so we may need to complete additional equity or debt financings or seek other external means of financing. These financings could depress our stock price. If additional funds are required to support our operations and we are unable to obtain them on terms favorable to us, we may be required to cease or reduce further development or commercialization of our products, to sell some or all of our technology or assets or to merge with another entity.
Our product candidates face significant regulatory hurdles prior to marketing which could delay or prevent sales.
     Before we obtain the approvals necessary to sell any of our potential products, we must show through preclinical studies and human testing that each product is safe and effective. We and our partners have a number of products moving toward or currently in clinical trials, including lasofoxifene for which Pfizer announced receipt of non-approval letters from the FDA, and two products in Phase III trials by one of our partners involving bazedoxifene. Failure to show any product’s safety and effectiveness would delay or prevent regulatory approval of the product and could adversely affect our business. The clinical trials process is complex and uncertain. The results of preclinical studies and initial clinical trials may not necessarily predict the results from later large-scale clinical trials. In addition, clinical trials may not demonstrate a product’s safety and effectiveness to the satisfaction of the regulatory authorities. A number of companies have suffered significant setbacks in advanced clinical trials or in seeking regulatory approvals, despite promising results in earlier trials. The FDA may also require additional clinical trials after regulatory approvals are received, which could be expensive and time-consuming, and failure to successfully conduct those trials could jeopardize continued commercialization.
     The rate at which we complete our clinical trials depends on many factors, including our ability to obtain adequate supplies of the products to be tested and patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in patient enrollment for our trials may result in increased costs and longer development times. In addition, our collaborative partners have rights to control product development and clinical programs for products developed under the collaborations. As a result, these collaborators may conduct these programs more slowly or in a different manner than we had expected. Even if clinical trials are completed, we or our collaborative partners still may not apply for FDA approval in a timely manner or the FDA still may not grant approval.
The restatement of our consolidated financial statements has had a material adverse impact on us, including increased costs and the increased possibility of legal or administrative proceedings.
     We determined that our consolidated financial statements for the years ended December 31, 2002 and 2003, and for the first three quarters of 2004, as described in more detail in our 2004 Annual Report on Form 10-K, should be restated. As a result of these events, we have become subject to a number of additional risks and uncertainties, including:
•	We incurred substantial unanticipated costs for accounting and legal fees in 2005 in connection with the restatement. Although the restatement is complete, we expect to continue to incur unanticipated accounting and legal costs as noted below.

•	The SEC has instituted a formal investigation of the Company’s restated consolidated financial statements identified above. This investigation will likely divert more of our management’s time and attention and cause us to incur substantial costs. Such investigations can also lead to fines or injunctions or orders with respect to future activities, as well as further substantial costs and diversion of management time and attention.
Material weaknesses or deficiencies in our internal control over financial reporting could harm stockholder and business confidence on our financial reporting, our ability to obtain financing and other aspects of our business.
     As disclosed in the Company’s 2005 Annual Report on Form 10-K, management’s assessment of the Company’s internal control over financial reporting identified material weaknesses in the Company’s internal controls surrounding (i) the accounting for revenue recognition; (ii) record keeping and documentation; (iii) accounting personnel; (iv) financial statement close procedures; (v) the inability of the Company to maintain an effective independent Internal Audit Department; (vi) the existence of ineffective spreadsheet controls used in connection with the Company’s financial processes, including review, testing, access and integrity controls; (vii) the existence of accounting system access rights granted to certain members of the Company’s accounting and finance department that are incompatible with the current roles and duties of such individuals (i.e., segregation of duties); and (viii) the inability of management to properly maintain the Company’s documentation of the internal control over financial reporting during 2005 or to substantively commence the process to update such documentation and assessment until December 2005. As of December 31, 2006, these material weaknesses have been fully remediated.
     While no material weaknesses were identified as of December 31, 2006, we cannot assure you that material weaknesses will not be identified in future periods. The existence of one or more material weakness or significant deficiency could result in errors in our consolidated financial statements, and substantial costs and resources may be required to rectify any internal control deficiencies. If we fail to achieve and maintain the adequacy of our internal controls in accordance with applicable standards, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting. If we cannot produce reliable financial reports, our business and financial condition could be harmed, investors could lose confidence in our reported financial information, or the market price of our stock could decline significantly. In addition, our ability to obtain additional financing to operate and expand our business, or obtain additional financing on favorable terms, could be materially and adversely affected, which, in turn, could materially and adversely affect our business, our financial condition and the market value of our securities. Also, perceptions of us could also be adversely affected among customers, lenders, investors, securities analysts and others. Any future weaknesses or deficiencies could also hurt our ability to do business with these groups.
We may require additional money to run our business and may be required to raise this money on terms which are not favorable or which reduce our stock price.
     We have incurred losses since our inception and may not generate positive cash flow to fund our operations for one or more years. As a result, we may need to complete additional equity or debt financings to fund our operations. Our inability to obtain additional financing could adversely affect our business. Financings may not be available at all or on favorable terms. In addition, these financings, if completed, still may not meet our capital needs and could result in substantial dilution to our stockholders. For instance, in April 2002 and September 2003 we issued an aggregate of 7.7 million shares of our common stock in private placement offerings. In addition, in November 2002 we issued in a private placement $155.3 million in aggregate principal amount of our 6% convertible subordinated notes due 2007, that converted into approximately 25.1 million shares of our common stock. The conversion of all of the notes was completed in November 2006.
     If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or drug development programs, or our marketing and sales initiatives. We may also be required to liquidate our business or file for bankruptcy protection. Alternatively, we may be forced to attempt to continue development by entering into arrangements with collaborative partners or others that require us to relinquish some or all of our rights to technologies or drug candidates that we would not otherwise relinquish.
We rely heavily on collaborative relationships and termination of any of these programs could reduce the financial resources available to us, including research funding and milestone payments.
     Our strategy for developing and commercializing many of our potential products, including products aimed at larger markets, includes entering into collaborations with corporate partners, licensors, licensees and others. These collaborations provide us with funding and research and development resources for potential products for the treatment or control of metabolic diseases, hematopoiesis, women’s health disorders, inflammation, cardiovascular disease, cancer and skin disease, and osteoporosis. These agreements also give our collaborative partners significant discretion when deciding whether or not to pursue any development program. Our collaborations may not continue or be successful.
     In addition, our collaborators may develop drugs, either alone or with others, that compete with the types of drugs they currently are developing with us. This would result in less support and increased competition for our programs. If products are approved for marketing under our collaborative programs, any revenues we receive will depend on the manufacturing, marketing and sales efforts of our collaborators, who generally retain commercialization rights under the collaborative agreements. Our current collaborators also generally have the right to terminate their collaborations under specified circumstances. If any of our collaborative partners breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully, our product development under these agreements will be delayed or terminated.
     We may have disputes in the future with our collaborators, including disputes concerning which of us owns the rights to any technology developed. For instance, we were involved in litigation with Pfizer, which we settled in April 1996, concerning our right to milestones and royalties based on the development and commercialization of droloxifene. These and other possible disagreements between us and our collaborators could delay our ability and the ability of our collaborators to achieve milestones or our receipt of other payments. In addition, any disagreements could delay, interrupt or terminate the collaborative research, development and commercialization of certain potential products, or could result in litigation or arbitration. The occurrence of any of these problems could be time-consuming and expensive and could adversely affect our business.
Challenges to or failure to secure patents and other proprietary rights may significantly hurt our business.
     Our success will depend on our ability and the ability of our licensors to obtain and maintain patents and proprietary rights for our potential products and to avoid infringing the proprietary rights of others, both in the United States and in foreign countries. Patents may not be issued from any of these applications currently on file, or, if issued, may not provide sufficient protection. In addition, disputes with licensors under our license agreements may arise which could result in additional financial liability or loss of important technology and potential products and related revenue, if any.
     Our patent position, like that of many biotech and pharmaceutical companies, is uncertain and involves complex legal and technical questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or have licensed. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or license, and rights we receive under those patents may not provide competitive advantages to us. Further, the manufacture, use or sale of our products may infringe the patent rights of others.

     Several drug companies and research and academic institutions have developed technologies, filed patent applications or received patents for technologies that may be related to our business. Others have filed patent applications and received patents that conflict with patents or patent applications we have licensed for our use, either by claiming the same methods or compounds or by claiming methods or compounds that could dominate those licensed to us. In addition, we may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our potential products. For example, US patent applications may be kept confidential while pending in the Patent and Trademark Office and patent applications filed in foreign countries are often first published six months or more after filing. Any conflicts resulting from the patent rights of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. While we routinely receive communications or have conversations with the owners of other patents, none of these third parties have directly threatened an action or claim against us. If other companies obtain patents with conflicting claims, we may be required to obtain licenses to those patents or to develop or obtain alternative technology. We may not be able to obtain any such licenses on acceptable terms, or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our potential products.
     We have had and will continue to have discussions with our current and potential collaborators regarding the scope and validity of our patents and other proprietary rights. If a collaborator or other party successfully establishes that our patent rights are invalid, we may not be able to continue our existing collaborations beyond their expiration. Any determination that our patent rights are invalid also could encourage our collaborators to terminate their agreements where contractually permitted. Such a determination could also adversely affect our ability to enter into new collaborations.
     We may also need to initiate litigation, which could be time-consuming and expensive, to enforce our proprietary rights or to determine the scope and validity of others’ rights. If litigation results, a court may find our patents or those of our licensors invalid or may find that we have infringed on a competitor’s rights. If any of our competitors have filed patent applications in the United States which claim technology we also have invented, the Patent and Trademark Office may require us to participate in expensive interference proceedings to determine who has the right to a patent for the technology.
     We also rely on unpatented trade secrets and know-how to protect and maintain our competitive position. We require our employees, consultants, collaborators and others to sign confidentiality agreements when they begin their relationship with us. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our competitors may independently discover our trade secrets.
Our legacy commercial businesses exposes us to product liability risks and we may not have sufficient insurance to cover any claims.
     We completed the sale of our commercial businesses in February 2007. Nevertheless, products we sold prior to divesting these businesses expose us to potential product liability risks. For example, such products may need to be recalled to address regulatory issues. A successful product liability claim or series of claims brought against us could result in payment of significant amounts of money and divert management’s attention from running our business.
     In addition, some of the compounds we are investigating may be harmful to humans. For example, retinoids as a class are known to contain compounds which can cause birth defects. We may not be able to maintain our insurance on acceptable terms, or our insurance may not provide adequate protection in the case of a product liability claim. To the extent that product liability insurance, if available, does not cover potential claims, we will be required to self-insure the risks associated with such claims. We believe that we carry reasonably adequate insurance for product liability claims.
We use hazardous materials which requires us to incur substantial costs to comply with environmental regulations.
     In connection with our research and development activities, we handle hazardous materials, chemicals and various radioactive compounds. To properly dispose of these hazardous materials in compliance with environmental regulations, we are required to contract with third parties at substantial cost to us. Our annual cost of compliance with these regulations is approximately $0.7 million. We cannot completely eliminate the risk of accidental contamination or injury from the handling and disposing of hazardous materials, whether by us or by our third-party contractors. In the event of any accident, we could be held liable for any damages that result, which could be significant. We believe that we carry reasonably adequate insurance for toxic tort claims.
Our shareholder rights plan and charter documents may hinder or prevent change of control transactions.
     Our shareholder rights plan and provisions contained in our certificate of incorporation and bylaws may discourage transactions involving an actual or potential change in our ownership. In addition, our Board of Directors may issue shares of preferred stock without any further action by you. Such issuances may have the effect of delaying or preventing a change in our ownership. If changes in our ownership are discouraged, delayed or prevented, it would be more difficult for our current Board of Directors to be removed and replaced, even if you or our other stockholders believe that such actions are in the best interests of us and our stockholders.
Item 1B. Unresolved Staff Comments
None.
Item 2. Properties
     We currently lease and occupy office and laboratory facilities in San Diego, California. These include a 52,800 square foot facility leased through July 2015 and an 82,500 square foot facility leased through November 2021, which is a building we previously owned and sold and leased back on November 9, 2006 (see note 21). We expect to consolidate our ongoing operations into the 82,500 square foot facility in 2007 and believe that this location will be adequate to meet our near-term space requirements. Following this consolidation, we plan to sub-lease the 52,800 square foot facility.
Item 3. Legal Proceedings
Securities Litigation
     The Company was involved in several securities class action and shareholder derivative actions which followed announcements by the Company in 2004 and the subsequent restatement of its financial results in 2005. In June 2006, we announced that these lawsuits had been settled, subject to certain conditions such as court approval.
Background
     Beginning in August 2004, several purported class action stockholder lawsuits were filed in the United States District Court for the Southern District of California against the Company and certain of its directors and officers. The actions were brought on behalf of purchasers of the Company’s common stock during several time periods, the longest of which runs from July 28, 2003 through August 2, 2004. The complaints generally alleged that the Company violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 of the Securities and Exchange Commission by making false and misleading statements, or concealing information about the Company’s business, forecasts and financial performance, in particular statements and information related to drug development issues and AVINZA inventory levels. These lawsuits were consolidated and lead plaintiffs appointed. A consolidated complaint was filed by the plaintiffs in March 2005. On September 27, 2005, the court granted the Company’s motion to dismiss the consolidated complaint, with leave for plaintiffs to file an amended complaint within 30 days. In December 2005, the plaintiffs filed a second amended complaint again alleging claims under Section 10(b) and 20(a) of the Securities Exchange Act against the Company, David Robinson and Paul Maier. The amended complaint also asserted an expanded Class Period of March 19, 2001 through May 20, 2005 and included allegations arising from the Company’s announcement on May 20, 2005 that it would restate certain financial results.
     Beginning on or about August 13, 2004, several derivative actions were filed on behalf of the Company by individual stockholders in the Superior Court of California. The complaints named the Company’s directors and certain of its officers as defendants and named the Company as a nominal defendant. The complaints were based on the same facts and circumstances as the purported class actions discussed in the previous paragraph and generally alleged breach of fiduciary duties, abuse of control, waste and mismanagement, insider trading and unjust enrichment.
     In October 2005, a shareholder derivative action was filed on behalf of the Company in the United States District Court for the Southern District of California. The complaint named the Company’s directors and certain of its officers as defendants and the Company as a nominal defendant. The action was brought by an individual stockholder. The complaint generally alleged that the defendants falsified Ligand’s publicly reported financial results throughout 2002 and 2003 and the first three quarters of 2004 by improperly recognizing revenue on product sales. The complaint also alleged breach of fiduciary duty by all defendants and requested disgorgement, e.g., under Section 304 of the Sarbanes-Oxley Act of 2002.
The Settlement Agreements
     In June 2006, the Company entered into agreements to resolve all claims by the parties in each of these matters, including those asserted against the Company and the individual defendants in these cases. Under the agreements, the Company agreed to pay a total of $12.2 million in cash for a release and in full settlement of all claims. $12.0 million of the settlement amount and a portion of our total legal expenses were funded by our Directors and Officers Liability insurance carrier while the remainder of the legal fees incurred ($1.4 million for 2006) was paid by us. Of the $12.2 million settlement liability, $4.0 million was paid in October 2006 to us directly from the insurance carrier and then disbursed to the claimants’ attorneys, while $8.0 million was paid in July 2006 by the insurance carrier directly to an independent escrow agent responsible for disbursing the funds to the class action suit claimants. As part of the settlement of the state derivative action, we have agreed to adopt certain corporate governance enhancements including the formalization of certain Board practices and responsibilities, a Board self-evaluation process, Board and Board Committee term limits (with gradual phase-in) and one-time enhanced independent requirements for a single director to succeed the current shareholder representatives on the Board. Neither we nor any of our current or former directors and officers has made any admission of liability or wrongdoing. On October 12, 2006, the Superior Court of California approved the settlement of the state and federal derivative actions and entered final judgment of dismissal. The United States District Court approved the settlement of the Federal class action in October 2006.
SEC Investigation and Other Matters
     The SEC issued a formal order of private investigation dated September 7, 2005, which was furnished to Ligand’s legal counsel on September 29, 2005, to investigate the circumstances surrounding Ligand’s restatement of its consolidated financial statements for the years ended December 31, 2002 and 2003, and for the first three quarters of 2004. The SEC has issued subpoenas for the production of documents and for testimony pursuant to that investigation to Ligand and others. The SEC’s investigation is ongoing and Ligand is cooperating with the investigation.
     The Company’s subsidiary, Seragen, Inc. and Ligand, were named parties to Sergio M. Oliver, et al. v. Boston University, et al., a shareholder class action filed on December 17, 1998 in the Court of Chancery in the State of Delaware in and for New Castle County, C.A. No. 16570NC, by Sergio M. Oliver and others against Boston University and others, including Seragen, its subsidiary Seragen Technology, Inc. and former officers and directors of Seragen. The complaint, as amended, alleged that Ligand aided and abetted purported breaches of fiduciary duty by the Seragen related defendants in connection with the acquisition of Seragen by Ligand and made certain misrepresentations in related proxy materials and seeks compensatory and punitive damages of an unspecified amount. On July 25, 2000, the Delaware Chancery Court granted in part and denied in part defendants’ motions to dismiss. Seragen, Ligand, Seragen Technology, Inc. and the Company’s acquisition subsidiary, Knight Acquisition Corporation, were dismissed from the action. Claims of breach of fiduciary duty remain against the remaining defendants, including the former officers and directors of Seragen. The court certified a class consisting of shareholders as of the date of the acquisition and on the date of the proxy sent to ratify an earlier business unit sale by Seragen. On January 20, 2005, the Delaware Chancery Court granted in part and denied in part the defendants’ motion for summary judgment. Prior to trial, several of the Seragen director-defendants reached a settlement with the plaintiffs. The trial in this action then went forward as to the remaining defendants and concluded on

February 18, 2005. On April 14, 2006, the court issued a memorandum opinion finding for the plaintiffs and against Boston University and individual directors affiliated with Boston University on certain claims. The opinion awards damages on these claims in the amount of approximately $4.8 million plus interest. Judgment, however, has not been entered and the matter is subject to appeal. While Ligand and its subsidiary Seragen have been dismissed from the action, such dismissal is also subject to appeal and Ligand and Seragen may have possible indemnification obligations with respect to certain defendants. As of December 31, 2006, the Company has not accrued an indemnification obligation based on its assessment that the Company’s responsibility for any such obligation is not probable or estimable.
     The Company also received a letter in March 2007 from counsel to The Salk Institute for Biological Studies alleging the Company owes The Salk Institute royalties on prior product sales of Targretin as well as a percentage of the amounts received from Eisai Co., Ltd. (Tokyo) and Eisai inc. (New Jersey) in the asset sale transaction completed with Eisai in October 2006. Salk alleges that they are owed at least 25% of the consideration paid by Eisai for that portion of the Company’s oncology product line and associated assets attributable to Targretin. The Company intends to vigorously oppose any claim that Salk may bring for payment related to these matters.
     In addition, the Company is subject to various lawsuits and claims with respect to matters arising out of the normal course of business. Due to the uncertainty of the ultimate outcome of these matters, the impact on future financial results is not subject to reasonable estimates.
Item 4. Submission of Matters to a Vote of Security Holders
     There were no matters submitted to a vote of security holders in the fourth quarter ended December 31, 2006.
Executive Officers of the Registrant
     The names of the executive officers of the Company and their ages, titles and biographies as of March 1, 2007 are set forth below.
     John L. Higgins, 36, joined Ligand in January 2007 as President and Chief Executive Officer and he was also appointed to the Board in March 2007. Prior to joining Ligand, Mr. Higgins served as Chief Financial Officer at Connetics Corporation, a specialty pharmaceutical company, since 1997, and also served as Executive Vice President, Finance and Administration and Corporate Development at Connetics since January 2002 until its acquisition by Stiefel Laboratories, Inc. in December 2006. Before joining Connetics, he was a member of the executive management team at BioCryst Pharmaceuticals, Inc., a biopharmaceutical company. Before joining BioCryst in 1994, Mr. Higgins was a member of the healthcare banking team of Dillon, Read & Co. Inc., an investment banking firm. Mr. Higgins is a Director of BioCryst and serves as chairperson of its Audit Committee. He received his A.B. from Colgate University.
     Martin D. Meglasson, Ph.D., 56, joined the Company in February 2004 as Vice President, Discovery Research. Prior to joining the Company, Dr. Meglasson was Director of Preclinical Pharmacology and the functional leader for research into urology, sexual dysfunction, and neurological diseases at Pharmacia, Inc. from 1998 to 2003. From 1996 to 1998, Dr. Meglasson served as Director of Endocrine and Metabolic Research and functional leader for diabetes and obesity research at Pharmacia & Upjohn. From 1988 to 1996, he was a researcher in the fields of diabetes and obesity at The Upjohn Co. and Assistant Professor, then Adjunct Associate Professor of Pharmacology at the University of Pennsylvania School of Medicine. Dr. Meglasson received his Ph.D. in pharmacology from the University of Houston.
     Tod G. Mertes, CPA, 42, joined Ligand in May 2001 as Director of Finance, was elected Vice President, Controller and Treasurer of the Company in May 2003, and was named Interim Chief Financial Officer in January 2007. Prior to joining Ligand, Mr. Mertes was Chief Financial Officer at Combio Corporation and prior to Combio spent 12 years with PricewaterhouseCoopers in San Diego, California and Paris, France, most recently as an audit senior manager. Mr. Mertes is a Certified Public Accountant and received a B.S. in business administration from California Polytechnic State University at San Luis Obispo.

PART II

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities
(a) Market Information
     Prior to September 7, 2005, our common stock was traded on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbols “LGND” and “LGNDE.” Our common stock was delisted from the NASDAQ National Market on September 7, 2005. Our common stock was quoted on the Pink Sheets under the symbol “LGND” from September 7, 2005 through June 13, 2006. Our common stock was relisted on the NASDAQ Global Market (formerly NASDAQ National Market) on June 14, 2006 under the symbol “LGND”.
     The following table sets forth the high and low intraday sales prices for our common stock on the NASDAQ Global Market and on the Pink Sheets, as applicable, for the periods indicated:

	Price Range
	High	Low
Year Ended December 31, 2006:
1st Quarter	$13.70	$11.16
2nd Quarter	14.00	8.35
3rd Quarter	10.74	7.78
4th Quarter	11.89	9.61
Year Ended December 31, 2005:
1st Quarter	$11.20	$4.98
2nd Quarter	7.00	4.75
3rd Quarter	10.14	6.86
4th Quarter	11.65	7.95
     As of March 14, 2007, the closing price of our common stock on the NASDAQ Global Market was $10.72.
(b) Holders
     As of February 28, 2007, there were approximately 1,571 holders of record of the common stock.
(c) Dividends
     We have never declared or paid any cash dividends on our capital stock. We have previously announced that our Board of Directors is considering a special cash dividend in connection with our recent asset sales, but no decision has yet been made regarding such dividend. The Board has not determined the amount of any such special dividend, and the amount available for such a dividend depends on a number of factors including our capital surplus, cash on hand and estimated cash needs for our continuing business. Aside from the consideration of this special one-time dividend, we do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance future growth.
(d) Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.

(e) Performance Graph
     The graph below shows the five-year cumulative total stockholder return assuming the investment of $100 and the reinvestment of dividends, although dividends have not been declared on the common stock, and is based on the returns of the component companies weighted monthly according to their market capitalizations. The graph compares total stockholder returns of the Company’s common stock, of all companies traded on the NASDAQ Stock market, as represented by the NASDAQ Composite® Index, and of the NASDAQ Pharmaceutical Stocks, as prepared by the Center for Research in Security Prices (CRSP) at the University of Chicago. The NASDAQ Pharmaceutical Stocks tracks approximately 250 domestic pharmaceutical stocks within SIC Code 2834.
     On September 7, 2005, the Company was delisted from the NASDAQ National Market and was quoted on the Pink Sheets from September 7, 2005 through June 13, 2006. The Company’s common stock was relisted on the NASDAQ Global Market (formerly National Market) on June 14, 2006.
     The stockholder return shown on the graph below is not necessarily indicative of future performance and the Company will not make or endorse any predictions as to future stockholder returns.
PERFORMANCE GRAPH
COMPARISON OF CUMULATIVE TOTAL RETURN*
* Assumes $100 investment in Company’s common stock on December 31, 2001.

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Ligand	100%	30.0%	80.4%	65.0%	62.3%	61.2%
NASDAQ Composite	100%	68.4%	102.7%	111.5%	113.1%	123.8%
NASDAQ Pharmaceutical Stocks	100%	64.6%	94.7%	100.9%	111.1%	108.8%

Item 6. Selected Consolidated Financial Data
     The following selected historical consolidated financial and other data are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes thereto appearing elsewhere herein and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our selected statement of operations data set forth below for each of the five years ended December 31, 2006, 2005, 2004, 2003 and 2002 and the balance sheet data as of December 31, 2006, 2005, 2004, 2003 and 2002 (unaudited) are derived from our consolidated financial statements.

	Years Ended December 31,
	2006 (6)	2005	2004	2003	2002
	(in thousands, except share data)
Consolidated Statement of Operations Data:
Product sales (1)	$136,983	$112,793	$69,470	$16,482	$1,114
Sale of royalty rights, net (2)	—	—	31,342	11,786	17,600
Collaborative research and development and other revenues	3,977	10,217	11,300	13,698	23,533
Cost of products sold (1)	22,642	23,090	18,264	12,383	2,579
Research and development expenses	41,926	33,096	32,720	29,649	37,109
Selling, general and administrative expenses	79,748	56,168	46,431	34,776	18,645
Co-promotion expense (3)	37,455	32,501	30,077	9,360	—
Co-promote termination charges (3)	131,078	—	—	—	—
Gain on sale leaseback	3,119	—	—	—	—
Loss from operations	(168,770)	(21,845)	(15,380)	(44,202)	(16,086)
Loss from continuing operations	(135,859)	(31,470)	(22,764)	(64,474)	(24,445)
Discontinued operations (4)	104,116	(4,929)	(22,377)	(29,992)	(27,812)
Cumulative effect of changing method of accounting for variable interest entity (5)	—	—	—	(2,005)	—
Net loss	(31,743)	(36,399)	(45,141)	(96,471)	(52,257)
Basic and diluted per share amounts:
Loss from continuing operations	$(1.69)	$(0.43)	$(0.31)	$(0.91)	$(0.35)
Discontinued operations (4)	1.30	(0.06)	(0.30)	(0.42)	(0.41)
Cumulative effect of changing method of accounting for variable interest entity (5)	—	—	—	(0.03)	—

Net loss	$(0.39)	$(0.49)	$(0.61)	$(1.36)	$(0.76)

Weighted average number of common shares	80,618,528	74,019,501	73,692,987	70,685,234	69,118,976

Pro forma amounts assuming the changed method of accounting for variable interest entity is applied retroactively (5)
Loss from continuing operations				$(64,360)	$(24,644)
Loss from discontinued operations				(29,992)	(27,812)

Net loss				$(94,352)	$(52,456)

Basic and diluted loss from continuing operations per share				$(0.91)	$(0.36)
Basic and diluted loss from discontinued operations per share				(0.42)	(0.40)

Basic and diluted net loss per share				$(1.33)	$(0.76)

	December 31,
	2006	2005	2004	2003	2002
			(in thousands)		(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents, short-term investments and restricted cash and investments	$212,488	$88,756	$114,870	$100,690	$74,894
Working capital (deficit) (7)	64,747	(102,244)	(48,505)	(16,930)	18,370
Total assets	326,053	314,619	332,466	314,046	287,709
Current portion of deferred revenue, net	57,981	157,519	152,528	105,719	48,609
Current portion of deferred gain	1,964	—	—	—	—
Long-term obligations (excludes long-term portions of deferred revenue, net and deferred gain)	85,780	173,280	174,214	173,851	162,329
Long-term portion of deferred revenue, net	2,546	4,202	4,512	3,448	3,595
Long-term portion of deferred gain	27,220	—	—	—	—
Common stock subject to conditional redemption/repurchase	12,345	12,345	12,345	14,595	34,595
Accumulated deficit	(862,802)	(831,059)	(794,660)	(749,519)	(653,048)
Total stockholders’ equity (deficit)	27,352	(110,419)	(75,317)	(37,554)	8,925
(footnotes on next page)

(1)	AVINZA was approved by the FDA in March 2002 and subsequently launched in the U.S. in June 2002.

(2)	Represents the sale of rights to royalties. See Note 11 to our consolidated financial statements included elsewhere in this annual report.

(3)	Represents expense related to our AVINZA co-promotion agreement with Organon Pharmaceuticals USA, Inc. (“Organon”) entered into in February 2003. See Note 8 to our consolidated financial statements included elsewhere in this annual report. On January 17, 2006, we signed an agreement with Organon that terminated the AVINZA® co-promotion agreement between the two companies and returned AVINZA rights to us. The termination was effective as of January 1, 2006; however, the parties agreed to continue to cooperate during a transition period ended September 30, 2006 to promote the product. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” and “Business – Overview.”

(4)	On September 7, 2006, we announced the sale of ONTAK, Targretin capsules, Targretin gel, and Panretin to Eisai, Inc. This transaction subsequently closed on October 25, 2006. Accordingly, the results for the Oncology product line have been presented in our consolidated statements of operations as “Discontinued Operations”. See Note 3 to our consolidated financial statements included elsewhere in this annual report.

(5)	In December 2003, we adopted Financial Accounting Standard Board Interpretation No. 46 (revised December 2003) (FIN46(R)), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. Under FIN 46(R), we were required to consolidate the variable interest entity from which we leased our corporate headquarters. Accordingly, as of December 31, 2003, we consolidated assets with a carrying value of $13.6 million, debt of $12.5 million, and a non-controlling interest of $0.6 million. In connection with the adoption of FIN 46(R), we recorded a charge of $2.0 million as a cumulative effect of the accounting change on December 31, 2003. In April 2004, we acquired the portion of the variable interest entity that we did not previously own. The acquisition resulted in Ligand assuming the existing loan against the property and making a payment of approximately $0.6 million to the entity’s other shareholder.

(6)	Effective January 1, 2006, we adopted Statement of Financial Accounting Standards 123(R), Share-Based Payment, (“SFAS 123(R)”), using the modified prospective transition method. The implementation of SFAS123(R) resulted in additional employee stock compensation expense of approximately $4.8 million in 2006 (see Note 2 to our consolidated financial statements included elsewhere in this annual report).

(7)	Working capital (deficit) includes deferred product revenue recorded under the sell-through revenue recognition method.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Caution: This discussion and analysis may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed in Item 1A. “Risk Factors.” This outlook represents our current judgment on the future direction of our business. These statements include those related to our restructuring process, AVINZA royalty revenues, product returns, product development, our 2005 restatement, and material weaknesses or deficiencies in internal control over financial reporting. Actual events or results may differ materially from Ligand’s expectations. For example, there can be no assurance that our recognized revenues or expenses will meet any expectations or follow any trend(s), that our internal control over financial reporting will be effective or produce reliable financial information on a timely basis, or that our restructuring process will be successful or yield preferred results. We cannot assure you that the Company will be able to successfully or timely complete its restructuring, that we will receive expected AVINZA royalties to support our ongoing business, or that our internal or partnered pipeline products will progress in their development, gain marketing approval or success in the market. In addition, the Company’s ongoing SEC investigation or future litigation may have an adverse effect on the Company. Such risks and uncertainties, and others, could cause actual results to differ materially from any future performance suggested. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date of this annual report. This caution is made under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 as amended.
     Our trademarks, trade names and service marks referenced herein include Ligand. Each other trademark, trade name or service mark appearing in this annual report belongs to its owner.
Overview
     We are an early-stage biotech company that focuses on discovering and developing new drugs that address critical unmet medical needs in the areas of thrombocytopenia, cancer, hepatitis C, hormone related diseases, osteoporosis and inflammatory diseases. We strive to develop drugs that are more effective and/or safer than existing therapies, that are more convenient to administer and that are cost effective. We plan to build a profitable company by generating income from research, milestone and royalty and co-promotion revenues resulting from our collaborations with pharmaceutical partners.
     As of December 31, 2006, we marketed one product in the United States: AVINZA, for the relief of chronic, moderate to severe pain. On September 7, 2006, we announced the sale of ONTAK, Targretin capsules, Targretin gel, and Panretin to Eisai, Inc. (“Eisai”) and the sale of AVINZA to King Pharmaceuticals, Inc. (“King”). The Eisai sales transaction subsequently closed on October 25, 2006. Accordingly, the results for the Oncology product line have been presented in our consolidated statements of operations for 2006, 2005, and 2004 as “Discontinued Operations”. The AVINZA sale transaction subsequently closed on February 26, 2007. The AVINZA sale transaction was still subject to stockholder approval as of December 31, 2006. Accordingly, results of operations for the AVINZA product line are included in the continuing operations of the Company as of and for the years ended December 31, 2006, 2005 and 2004.
     In February 2003, we entered into an agreement for the co-promotion of AVINZA with Organon Pharmaceuticals USA Inc. (“Organon”). Under the terms of the agreement, Organon committed to a specified minimum number of primary and secondary product calls delivered to certain high prescribing physicians and hospitals beginning in March 2003. Organon’s compensation through 2005 was structured as a percentage of AVINZA net sales based on the following schedule:

% of Incremental Net Sales
Annual Net Sales of AVINZA	Paid to Organon by Ligand
$0-150 million	30% (0% for 2003)
$150-300 million	40%
$300-425 million	50%
> $425 million	45%

     In January 2006, we signed an agreement with Organon that terminated the AVINZA co-promotion agreement between the two companies and returned AVINZA rights to Ligand. The termination was effective as of January 1, 2006; however, the parties agreed to continue to cooperate during a transition period that ended September 30, 2006 (the “Transition Period”) to promote the product. The Transition Period co-operation included a minimum number of product sales calls per quarter (100,000 for Organon and 30,000 for Ligand with an aggregate of 375,000 and 90,000, respectively, for the Transition Period) as well as the transition of ongoing promotions, managed care contracts, clinical trials and key opinion leader relationships to Ligand. During the Transition Period, we paid Organon an amount equal to 23% of AVINZA net sales as reported. We also paid and were responsible for the design and execution of all AVINZA clinical, advertising and promotion expenses and activities.
     Additionally, in consideration of the early termination and return of rights to AVINZA under the terms of the agreement, we unconditionally paid Organon $37.8 million in October 2006. We also agreed to and paid Organon $10.0 million in January 2007, in consideration of the minimum sales calls during the Transition Period. In addition, following the Transition Period, we agreed to make quarterly royalty payments to Organon equal to 6.5% of AVINZA net sales through December 31, 2012 and thereafter 6.0% through patent expiration, currently anticipated to be November of 2017.
     The unconditional payment of $37.8 million to Organon and the estimated fair value of the amounts to be paid to Organon after the termination ($95.2 million as of January 1, 2006), based on the estimated net sales of the product (currently anticipated to be paid quarterly through November 2017) were recognized as liabilities and expensed as costs of the termination as of the effective date of the agreement, January 2006. Additionally, the conditional payment of $10.0 million, which represents an approximation of the fair value of the service element of the agreement during the Transition Period (when the provision to pay 23% of AVINZA net sales is also considered), was recognized ratably as additional co-promotion expense over the Transition Period. The full $10.0 million of this element of co-promotion expense was recognized in 2006.
     Although the quarterly royalty payments to Organon are based on net reported AVINZA product sales, such payments do not result in current period expense in the period upon which the payment is based, but instead are charged against the co-promote termination liability. The liability is adjusted at each reporting period to fair value and is recognized, utilizing the interest method, as additional co-promote termination charges for that period at a rate of 15%, the discount rate used to initially value this component of the termination liability. Any changes to our estimate of future net AVINZA product sales would result in a change to the liability which is recognized as an increase or decrease to co-promote termination charges in the period such changes are identified. For example, in the fourth quarter of 2006, we recorded an adjustment of $15.7 million to lower the fair value of the termination liability based on our updated estimate of future AVINZA sales.
     On February 26, 2007, we closed the AVINZA sale transaction pursuant to which King acquired all of our rights in and to AVINZA, assumed certain liabilities, and reimbursed us the $47.8 million paid to Organon. King also assumed Ligand’s co-promote termination obligation to make payments to Organon based on net sales of AVINZA (the fair value of which approximates $93.3 million as of December 31, 2006). As Organon has not consented to the legal assignment of the co-promote termination obligation from us to King, we remain liable to Organon in the event of King’s default of this obligation.
     In June 2006, we concluded the research phase of a research and development collaboration with TAP Pharmaceutical Products Inc. (“TAP”). Collaborations in the development phase are being pursued by Eli Lilly and Company, GlaxoSmithKline, Pfizer, TAP, and Wyeth. We receive funding during the research phase of the arrangements and milestone and royalty payments as products are developed and marketed by our corporate partners. In addition, in connection with some of these collaborations, we received non-refundable up-front payments.
     We have been unprofitable since our inception on an annual basis and expect to incur net losses in the future. To be profitable, we must successfully develop, clinically test, market and sell our products. Even if we achieve profitability, we cannot predict the level of that profitability or whether we will be able to sustain profitability. We expect that our operating results will fluctuate from period to period as a result of differences in the timing and amounts of revenues, including royalties expected to be earned in the future from King on sales of AVINZA, expenses incurred, collaborative arrangements and other sources. Some of these fluctuations may be significant.

Recent Developments
Sale of AVINZA Product
     On September 6, 2006, Ligand and King entered into a purchase agreement (the “AVINZA Purchase Agreement”), pursuant to which King agreed to acquire all of our rights in and to AVINZA in the United States, its territories and Canada, including, among other things, all AVINZA inventory, records and related intellectual property, and assume certain liabilities as set forth in the AVINZA Purchase Agreement (collectively, the “Transaction”). In addition, subject to the terms and conditions of the AVINZA Purchase Agreement, King agreed to offer employment following the closing of the Transaction (the “Closing”) to certain of our existing AVINZA sales representatives or otherwise reimburse us for certain agreed upon severance arrangements offered to any such non-hired representatives.
     Pursuant to the terms of the AVINZA Purchase Agreement, we received $280.4 million in net cash proceeds at the Closing on February 26, 2007 (the “Closing Date”), which represents the purchase price of $246.3 million, which is net of certain inventory adjustments of approximately $18.7 million as set forth in the AVINZA Purchase Agreement, as amended, plus approximately $49.1 million in reimbursement of payments previously made to Organon and others. Additionally, the net proceeds are less $15.0 million that was funded into an escrow account to support potential indemnity claims by King following the Closing. Of the escrowed amounts not required for claims to King, 50% of the then existing amount will be released on August 26, 2007 with the remaining available balance to be released on February 26, 2008. King also assumed our co-promote termination obligation to make payments to Organon based on net sales of AVINZA (approximately $93.3 million as of December 31, 2006). As Organon has not consented to the legal assignment of the co-promote termination obligation from Ligand to King, we remain liable to Organon in the event of King’s default of this obligation. We also incurred approximately $7.2 million in transaction fees and other costs associated with the sale that are not reflected in the net cash proceeds. This amount includes approximately $3.6 million for investment banking services and related expenses which have not yet been paid. We are disputing that these fees are owed to the investment banking firm.
     In addition to the assumption of existing royalty obligations, King will pay us a 15% royalty on AVINZA net sales during the first 20 months after Closing. Subsequent royalty payments will be based upon calendar year net sales. If calendar year net sales are less than $200.0 million, the royalty payment will be 5% of all net sales. If calendar year net sales are greater than $200.0 million, the royalty payment will be 10% of all net sales less than $250.0 million, plus 15% of net sales greater than $250.0 million.
     In connection with the Transaction, King committed to loan us, at our option, $37.8 million (the “Loan”) to be used to pay our co-promote termination obligation to Organon due October 15, 2006. This loan was drawn, and the $37.8 million co-promote liability settled in October 2006. Amounts due under the loan were subject to certain market terms, including a 9.5% interest rate. In addition, and as a condition of the $37.8 million loan received from King, $38.6 million of the funds received from Eisai was deposited into a restricted account to be used to repay the loan to King, plus interest. We repaid the loan plus interest on January 8, 2007. Pursuant to the AVINZA Purchase Agreement, King refunded the interest to us on the Closing Date.
     Also on September 6, 2006, we entered into a contract sales force agreement (the “Sales Call Agreement”) with King, pursuant to which King agreed to conduct a sales detailing program to promote the sale of AVINZA for an agreed upon fee, subject to the terms and conditions of the Sales Call Agreement. Pursuant to the Sales Call Agreement, King agreed to perform certain minimum monthly product details (i.e. sales calls), which commenced effective October 1, 2006 and continued until the Closing Date. The amount due to King under the Sales Call Agreement as of December 31, 2006 is approximately $3.8 million.
Sale of Oncology Product Line
     On September 7, 2006, we, Eisai Inc., a Delaware corporation and Eisai Co., Ltd., a Japanese company (together with Eisai Inc., “Eisai”), entered into a purchase agreement (the “Oncology Purchase Agreement”) pursuant to which Eisai agreed to acquire all of our worldwide rights in and to our oncology products, including, among other things, all related inventory, equipment, records and intellectual property, and assume certain liabilities (the “Oncology Product Line”) as set forth in the Oncology Purchase Agreement. The Oncology Product Line included our four marketed oncology drugs: ONTAK, Targretin capsules, Targretin gel and Panretin gel. Pursuant to the Oncology Purchase Agreement, at closing on October 25, 2006, we received approximately $185.0 million in net cash proceeds which is net of $20.0 million that was funded into an escrow account to support any indemnification claims made by Eisai following the closing of the sale, and Eisai assumed certain liabilities. Of the escrowed amounts not required for claims to Eisai, 50% of the then existing amount will be released on April 25, 2007 with the remaining available balance to be released on October 25, 2007. We incurred approximately $1.7 million of transaction fees and costs associated with the sale that are not reflected in the net cash proceeds.
     Additionally, $38.6 million of the proceeds received from Eisai were deposited into a restricted account to repay a loan received from King, the proceeds of which were used to pay our co-promote termination obligation to Organon in October 2006. Such amounts were released and the loan repaid to King in January 2007.
     In connection with the Oncology Purchase Agreement with Eisai, we entered into a transition services agreement whereby we agreed to perform certain transition services for Eisai, in order to effect, as rapidly as practicable, the transition of purchased assets from Ligand to Eisai. In exchange for these services, Eisai pays us a monthly service fee. The term of the transition services provided is generally three months; however, certain services will be provided for a period of up to eight months. Fees earned under the transition services agreement, which were recorded as an offset to operating expenses in the fourth quarter of 2006, were approximately $1.9 million.
The Salk Institute for Biological Studies (“Salk”) Allegations
     In March 2007, we received a letter from legal counsel to The Salk Institute for Biological Studies alleging that we owe Salk royalties on prior product sales of Targretin as well as a percentage of the amounts received from Eisai Co., Ltd. (Tokyo) and Eisai Inc. (New Jersey) that are attributable to Targretin with respect to our sale of the Oncology Product Line to Eisai that was completed in October 2006. Salk alleges that they are owed at least 25% of the consideration paid by Eisai for that portion of Ligand’s oncology product line and associated assets attributable to Targretin. We have reviewed these matters and do not believe we have any financial obligations to Salk pertaining to Targretin. Accordingly, we intend to vigorously oppose any Salk claim for payment related to these matters.
Resignation of CEO and Appointment of New CEO
     On July 31, 2006, we entered into a separation agreement with David Robinson providing for Mr. Robinson’s resignation as Chairman, President, and Chief Executive Officer of the Company. Under the separation agreement, Mr. Robinson received his base salary and certain benefits for 24 months, payable in five equal monthly installments beginning August 1, 2006 and ending December 1, 2006. In addition, the agreement provided for the immediate vesting of Mr. Robinson’s unvested stock options and an extension of the exercise period of his options to January 15, 2007. In connection with the resignation, we recognized expense of approximately $1.9 million in 2006, comprised of cash payments of $1.4 million and stock-based compensation of $0.5 million associated with the modification of the vesting and exercise period of the stock options.
     On August 1, 2006, we announced that current director Henry F. Blissenbach had been named Chairman and interim Chief Executive Officer. We agreed to pay Dr. Blissenbach $40,000 per month, commencing August 1, 2006 for his services as Chairman and interim Chief Executive Officer. In addition, Dr. Blissenbach was eligible to receive incentive compensation of up to 50% of his base salary, but not more than $100,000, based upon his performance of certain objectives incorporated within the employment agreement which we and Dr. Blissenbach entered into. Also, Dr. Blissenbach received a stock option grant to purchase 150,000 shares of our common stock at an exercise price of $9.20 per share. These stock options vested upon the appointment of a new chief executive officer in January 2007 as further discussed below. Finally, we reimbursed Dr. Blissenbach for all reasonable expenses incurred in discharging his duties as interim Chief Executive Officer, including, but not limited to commuting costs to San Diego and living and related costs during the time he spent in San Diego.
     On January 16, 2007, we announced that John L. Higgins had joined the Company as Chief Executive Officer and President. Mr. Higgins succeeded Dr. Blissenbach, who continued to serve as Chairman of the Board of Directors until March 1, 2007. We agreed to pay Mr. Higgins an annual salary of $400,000, with his employment commencing as of January 10, 2007. In addition, Mr. Higgins has a performance bonus opportunity with a target of 50% of his salary, up to a maximum of 75%, and received a restricted stock award grant of 150,000 shares of our common stock which vests over two years. We also provided Mr. Higgins with a lump-sum relocation benefit of $100,000. Mr. Higgins’ employment agreement provides for severance payments and benefits in the event that employment is terminated under various scenarios, such as a change in control of the Company.
Reductions in Workforce
     In December 2006, and following the sale of our Oncology Product Line to Eisai, we entered into a plan to eliminate 40 employee positions, across all functional areas, which were no longer deemed necessary considering our decision to sell our commercial assets. Additionally, we terminated 23 AVINZA sales representatives and regional business managers who were not offered positions with King or declined King’s offer of employment. The affected employees were informed of the plan in December 2006 with an effective termination date of January 2, 2007. In connection with the termination plan, we recognized operating expenses of approximately $2.9 million in the fourth quarter of 2006, comprised of one-time severance benefits of $2.3 million, stock compensation of $0.3 million, and other costs of $0.3 million. The stock compensation charge resulted from the accelerated vesting and extension of the exercise period of stock options in accordance with severance arrangements of certain senior management members. We paid $0.5 million in December 2006 and the remaining balance in January 2007.
     On January 31, 2007 we announced an additional restructuring plan calling for the further elimination of approximately 204 positions across all functional areas. This reduction was made in connection with our efforts to refocus the Company, following the sale of our commercial assets, as a smaller, highly focused research and development and royalty-driven biotech company. Associated with the restructuring and refocused business model, several of our executive officers agreed to step down including our Chief Financial Officer, Chief Scientific Officer and General Counsel. We also announced that our primary operations are expected to be consolidated into one building with the goal to sublet unutilized space. In connection with the restructuring, we expect to take a charge to earnings, the majority of which will be recorded in the first quarter of 2007, of approximately $10.8 million, comprised of one-time severance benefits of $7.5 million, stock compensation of $2.2 million, and other costs of $1.1 million. The stock compensation charge results from the accelerated vesting and extension of the exercise period of stock options in accordance with severance arrangements of certain senior management members.
Sale and Leaseback of Premises
     On October 25, 2006, we, along with our wholly-owned subsidiary Nexus Equity VI, LLC (“Nexus”) entered into an agreement with Slough Estates USA, Inc. (“Slough”) for the sale of our real property located in San Diego, California for a purchase price of approximately $47.6 million. This property, with a net book value of approximately $14.5 million, includes one building totaling approximately 82,500 square feet, the land on which the building is situated, and two adjacent vacant lots. As part of the sale transaction, we agreed to leaseback the building for a period of 15 years, as further described below. In connection with the sale transaction, on November 6, 2006, we also paid off the existing mortgage on the building of approximately $11.6 million. The early payment triggered a prepayment penalty of approximately $0.4 million. The sale transaction subsequently closed on November 9, 2006.
     Under the terms of the lease, we will pay a basic annual rent of $3.0 million (subject to an annual fixed percentage increase, as set forth in the agreement), plus a 1% annual management fee, property taxes and other normal and necessary expenses associated with the lease such as utilities, repairs and maintenance, etc. We will have the right to extend the lease for two five-year terms and will have the first right of refusal to lease, at market rates, any facilities built on the sold lots.
     In accordance with SFAS 13, Accounting for Leases, we recognized an immediate pre-tax gain on the sale transaction of approximately $3.1 million and deferred a gain of approximately $29.5 million on the sale of the building. The deferred gain will be recognized on a straight-line basis over the 15 year term of the lease at a rate of approximately $2.0 million per year.

Conversion of 6% Convertible Subordinated Notes
     The noteholders of our 6% convertible subordinated notes, in the aggregate principal amount of $155.3 million, converted all of the notes into approximately 25.1 million shares of our common stock in 2006. Accrued interest and unamortized debt issue costs related to the converted notes of $0.5 million and $1.4 million, respectively, were recorded as additional paid-in capital.
Accounting for Stock-Based Compensation
     Effective January 1, 2006, we adopted SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), using the modified prospective transition method. No stock-based employee compensation cost was recognized prior to January 1, 2006, as all options granted prior to 2006 had an exercise price equal to the market value of the underlying common stock on the date of the grant. Under the modified prospective transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted in 2006, based on grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for 2005 and 2004 have not been retrospectively adjusted. For 2006, we recognized additional compensation expense of $4.8 million due to the implementation of SFAS 123(R).
Employee Retention Agreements and Severance Arrangements
     In March 2006, we entered into letter agreements with approximately 67 of our key employees, including a number of our executive officers. In September 2006, we entered into letter agreements with ten additional employees and modified existing agreements with two employees. These letter agreements provided for certain retention or stay bonus payments to be paid in cash under specified circumstances as an additional incentive to remain employed in good standing with the Company through December 31, 2006. The Compensation Committee of the Board of Directors approved the Company’s entry into these agreements. In accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, the cost of the plan was ratably accrued over the term of the agreements. We recognized approximately $2.6 million of expense under the plan in 2006. As an additional retention incentive, certain employees were also granted stock options to purchase approximately 122,000 shares in the aggregate of our common stock at an exercise price of $11.90 per share.
     In August 2006 and October 2006, the Company’s Compensation Committee approved and ratified, and began entering into additional severance agreements with certain of our officers and executive officers as additional retention incentives and to provide severance benefits to these officers that are more closely equivalent to severance benefits already in place for other executive officers.
     These additional agreements consist of (a) change of control severance agreements (“Change of Control Severance Agreement”) and b) “ordinary” severance agreements that apply regardless of a change of control (“Ordinary Severance Agreement”). Each Change of Control Severance Agreement provides for a payment of certain benefits to the officer in the event his or her employment is terminated without cause in connection with a change of control of the Company.
     These benefits include one year of salary, plus the average bonus (if any) for the prior two years and payment of health care premiums for one year. With certain exceptions, the officer must be available for consulting services for one year and must abide by certain restrictive covenants, including non-competition and non-solicitation of our employees. Each Ordinary Severance Agreement provides for payment of six months salary in the event the officer’s employment is terminated without cause, regardless of change of control.
     Additionally, in October 2006, we implemented a 2006 Employee Severance Plan for those employees who were not covered by another severance arrangement. The plan provides that if such an employee is involuntarily terminated without cause, and not offered a similar or better job by one of the purchasers of our product lines (i.e. King or Eisai) such employee will be eligible for severance benefits. The benefits consist of two months’ salary, plus one week of salary for every full year of service with the Company plus payment of COBRA health care coverage premiums for that same period.

Lilly Collaboration Update
     In May 2006, after review of all preclinical and clinical data including recently completed two year animal safety studies, Lilly informed us that it had decided not to pursue further development of LY818 (“naveglitazar”), a compound in Phase II development for the treatment of Type II diabetes, at this time. Naveglitazar, a dual PPAR agonist, was developed through our collaborative research and development agreement with Lilly. This decision was specific with regard to naveglitazar.
     In September 2006, Lilly informed us that it had suspended an ongoing mid-stage human trial of LY674 in order to assess unexpected findings noted during animal safety studies of the same compound and evaluate collective clinical efficacy and safety from the human data already gathered. LY674, a PPAR alpha agonist compound in Phase II development for the treatment of atherosclerosis, was developed through our collaborative research and development agreement with Lilly. This decision is specific with regard to LY674.
Agreements to Settle Securities Class Action and Derivative Lawsuits
     On June 29, 2006, we announced that we reached agreement to settle the securities class action litigation filed in the United States District Court for the Southern District of California against us and certain of our directors and officers. In addition, we also reached agreement to settle the shareholder derivative actions filed on behalf of the Company in the Superior Court of California and the United States District Court for the Southern District of California.
     The settlements resolve all claims by the parties, including those asserted against Ligand and the individual defendants in these cases. Under the agreements, we agreed to pay a total of $12.2 million in cash in full settlement of all claims. $12.0 million of the settlement amount and a portion of our total legal expenses was funded by our Directors and Officers Liability insurance carrier while the remainder of the legal fees incurred ($1.4 million for 2006) was paid by us. Of the $12.2 million settlement liability, $4.0 million was paid in October 2006 to us directly from the insurance carrier and then disbursed to the claimants’ attorneys, while $8.0 million was paid in July 2006 by the insurance carrier directly to an independent escrow agent responsible for disbursing the funds to the class action suit claimants.
     As part of the settlement of the state derivative action, we have agreed to adopt certain corporate governance enhancements including the formalization of certain Board practices and responsibilities, a Board self-evaluation process, Board and Board Committee term limits (with gradual phase-in) and one-time enhanced independent requirements for a single director to succeed the current shareholder representatives on the Board. Neither we nor any of our current or former directors and officers has made any admission of liability or wrongdoing. On October 12, 2006, the Superior Court of California approved the settlement of the state and federal derivative actions and entered final judgment of dismissal. The United States District Court approved the settlement of the Federal class action in October 2006.
     The related investigation by the Securities and Exchange Commission is ongoing and is not affected by the settlements discussed above.
Salk Royalty Buyout
     In August 2006, we paid The Salk Institute $0.8 million to exercise an option to buy out milestone payments, other payment sharing obligations and royalty payments due on future sales of bazedoxifene, a product being developed by Wyeth. This payment resulted from a bazedoxifene new drug application (“NDA”) filed by Wyeth for postmenopausal osteoporosis therapy. We recognized the $0.8 million payment as development expense in our third quarter 2006 consolidated financial statements.

Results of Continuing Operations
     Total revenues for 2006 were $141.0 million compared to $123.0 million in 2005 and $112.1 million in 2004. Operating loss from continuing operations was $168.8 million in 2006 compared to $21.9 million in 2005 and $15.4 million in 2004. Loss from continuing operations for 2006 was $135.9 million ($1.69 per share) compared to $31.5 million ($0.43 per share) in 2005 and $22.8 million ($0.31 per share) in 2004.
Product Sales
     Our product sales can be influenced by a number of factors including changes in demand, competitive products, the timing of announced price increases, and the level of prescriptions subject to rebates and chargebacks. AVINZA is also included on the formularies (or lists of approved and reimbursable drugs) of many states’ health care plans, as well as the formulary for certain Federal government agencies. In order to be placed on these formularies, we generally sign contracts which provide discounts to the purchaser off the then-current list price and limit how much of an annual price increase we can implement on sales to these groups. As a result, the discounts off list price for these groups can be significant where we have implemented list price increases. We monitor the portion of our sales subject to these discounts, and accrue for the cost of these discounts at the time of the recognition of product sales.
Net Product Sales
     AVINZA product sales are determined on a sell-through basis less allowances for rebates, chargebacks, discounts, and losses to be incurred on returns from wholesalers resulting from increases in the selling price of our products. In addition, we incur certain distributor service agreement fees related to the management of our product by wholesalers. These fees have been recorded within net product sales.
     Sales of AVINZA were $137.0 million in 2006 compared to $112.8 million in 2005. According to IMS data, AVINZA prescription market share for 2006 was 3.7% compared to 4.4% for 2005. The increase in sales for 2006 reflects the full year impact of a 7% price increase effective April 1, 2005 and the partial year impact of a 6% price increase effective July 1, 2006, as well as a shift in the mix of prescriptions to the higher doses of AVINZA. Net sales for 2006 also include $1.5 million from the release of an accrual previously recorded for billings received from and the refund of amounts paid to the Department of Veterans Affairs under the Department of Defenses TriCare Retail Pharmacy refund programs. In September 2006, the U.S. Court of Appeals for the Federal Circuit struck down the TriCare program. The increase in AVINZA net sales further reflects a reduction in Medicaid rebates of approximately $13.6 million. This reduction was partially offset by an increase in managed care rebates of approximately $0.7 million in 2006 under contracts with pharmacy benefit managers (“PBMs”), group purchasing organizations (“GPOs”) and health maintenance organizations (“HMOs”), and under Medicare Part D.
     The increase in AVINZA net sales for 2006 compared to 2005 was partially offset by a decrease in prescriptions. Specifically, net sales for 2006 reflect an approximate 4% decrease in prescriptions compared to 2005. These trends reflect a continuing decease in prescriptions under Medicaid contracts as marginal contracts were terminated, partially offset by increases in prescriptions under managed care contracts and Medicare Part D. We also believe that the decrease in prescriptions is due in part to a lower level of co-promote activity in the third quarter of 2006, as our previous co-promotion arrangement with Organon terminated in September 2006, and the subsequent transition of co-promote activities to King in the fourth quarter of 2006.
     As discussed under “Recent Developments”, we entered into an agreement to sell the AVINZA product line to King subject to Ligand stockholder approval. Stockholder approval was subsequently obtained in February 2007, and the transaction closed on February 26, 2007. In connection with that agreement, we entered into a Contract Sales Force Agreement (the “Sales Agreement”) with King, pursuant to which King agreed to conduct a detailing program to promote the sale of AVINZA for an agreed upon fee. Pursuant to the Sales Agreement, King agreed to perform certain minimum monthly product details (i.e. sales calls), which commenced effective October 1, 2006 and continued through the closing of the sale transaction. As of December 31, 2006, we owed King approximately $3.8 million for co-promotion activity during the fourth quarter of 2006.
     AVINZA net sales for 2006 also reflect an approximate charge of $2.1 million for losses expected to be incurred on product returns resulting from the 6% price increase effective July 1, 2006. This compares to a charge of $3.5 million recorded for the three months ended March 31, 2005 in connection with a 7% AVINZA price increase effective April 1, 2005. Upon an announced price increase, we revalue our estimate of deferred product revenue to be returned to recognize the potential higher credit a wholesaler may take upon product return determined as the difference between the new price and the previous price used to value the allowance. The decrease in the charge for 2006 reflects lower rates of return on lots that closed out in 2006, thereby lowering the historical weighted average rate of return used for estimating the allowance for return losses. AVINZA net sales for 2006 also benefited from a reduction in the existing allowance for return losses of $4.3 million due to the lower rates of return on lots that closed in 2006.
     Any changes to our estimates for Medicaid prescription activity or prescriptions written under our managed care contracts may have an impact on our rebate liability and a corresponding impact on AVINZA net product sales. For example, a 10% variance to our estimated Medicaid and managed care contract rebate accruals for AVINZA as of December 31, 2006 could result in adjustments to our Medicaid and managed care contract rebate accruals and net product sales of approximately $0.1 million and $0.3 million, respectively.
     Sales of AVINZA were $112.8 million in 2005 compared to $69.5 million in 2004. This increase is due to higher prescriptions as a result of the increased level of marketing and sales activity under our co-promotion agreement with Organon, a shift in the mix of prescriptions to the higher doses of AVINZA, and the product’s success in achieving state Medicaid and commercial formulary status. Demand for AVINZA as measured by prescription levels (or patient consumption for channels with no prescription requirements) increased by 27% in 2005 compared to 2004, as reported by IMS Health. Sales of AVINZA in 2005 also benefited from the full year impact of a 9.0% price increase effective July 1, 2004 and the partial year impact of a 7% price increase effective April 1, 2005.
     AVINZA sales for 2005 were negatively impacted by an increase in Medicaid rebates of approximately $4.4 million and an increase in managed care rebates of approximately $ 3.6 million. AVINZA sales in 2005 also reflect an approximate $3.5 million reduction in sales, recorded during the three months ended March 31, 2005, for losses expected to be incurred on product returns resulting from an AVINZA price increase which became effective April 1, 2005. For the year, the impact on sales of the April 1, 2005 price increase was partially offset by a reduction in the allowance for return losses of approximately $2.9 million recorded during the three months ended December 31, 2005. This reduction resulted from lower rates of return on lots that closed out in the fourth quarter of 2005, thereby lowering the historical weighted average rate of return used for estimating the allowance for return losses. This compares to a $2.6 million loss in 2004 on product returns, which was recorded during the three months ended June 30, 2004 for an AVINZA price increase which became effective July 1, 2004. Additionally, product sales in 2005 and for the second half of 2004 are net of fees paid to our wholesaler customers under fee for service agreements entered into during the third and fourth quarters of 2004.
Sale of Royalty Rights
     Revenue from the sale of royalty rights represents the sale to third parties of rights and options to acquire future royalties we may earn from the sale of products in development with our collaborative partners. In those instances where we have no continuing involvement in the research or development of these products, sales of royalty rights are recognized as revenue in the period the transaction is consummated or the options are exercised or expire. See Note 2 to our consolidated financial statements for further discussion of our revenue recognition policy with respect to sales of royalty rights.
     Sale of royalty rights recognized in 2004 amounted to $31.3 million, net of the deferral of offset rights of $1.4 million and the recognition in 2004 of $0.2 million of option value deferred in previous periods. There were no sales of royalty rights in 2006 and 2005.
     In March 2002, we entered into an agreement with Royalty Pharma AG (“Royalty Pharma”), to sell a portion of our rights to future royalties from the net sales of three selective estrogen receptor modulator (SERM) products now in late stage development with two of our collaborative partners, Pfizer and Wyeth. The agreement provided for the initial sale of rights to 0.25% of such product net sales for $6.0 million and options to acquire up to an additional 1.00% of net sales for $50.0 million. Of the initial $6.0 million sale of rights, $0.2 million was attributed to the options and recorded as deferred revenue.

     In July and December of 2002, the agreement was amended to replace the existing options with new options providing for the rights to acquire an additional 1.3125% of net sales for $63.8 million. Royalty Pharma exercised each of the three available 2002 options, as amended, acquiring rights to 0.4375% of net sales for $12.3 million. The fair value estimated for the amended options, $0.2 million, was recorded as deferred revenue.
     In October 2003, the existing royalty agreement was amended and Royalty Pharma exercised an option for $12.5 million in exchange for 0.7% of potential future sales of the three SERM products for 10 years. Under the revised agreement, Royalty Pharma had three additional options to purchase up to 1.3% of such product net sales for $39.0 million.
     In November 2004, Royalty Pharma agreed to purchase an additional 1.625% royalty on future sales of the SERM products for $32.5 million and cancel its remaining two options.
     Under the underlying royalty agreements, both Pfizer and Wyeth have the right to offset a portion of any future royalty payments owed to the Company. Accordingly, we deferred a portion of the revenue associated with each tranche of royalty right sold, including rights acquired upon the exercise of options, equal to the pro-rata share of the potential royalty offset. Such amounts associated with the offset rights against future royalty payments will be recognized as revenue upon receipt of future royalties from the respective partners.
Collaborative Research and Development and Other Revenue
     Collaborative research and development and other revenues for 2006 were $4.0 million compared to $10.2 million for 2005 and $11.3 million for 2004. Collaborative research and development and other revenues include reimbursement for ongoing research activities, earned development milestones, and recognition of prior years’ up-front fees previously deferred in accordance with Staff Accounting Bulletin (“SAB”) No. 101 – Revenue Recognition, as amended by SAB 104 (hereinafter referred to as SAB104). Revenue from distribution agreements includes recognition of up-front fees collected upon contract signing and deferred over the life of the distribution arrangement and milestones achieved under such agreements.
     A comparison of collaborative research and development and other revenues is as follows (in thousands):

	Year Ended December 31,
	2006	2005	2004
Collaborative research and development	$1,678	$3,513	$7,843
Development milestones and other	2,299	6,704	3,457

	$3,977	$10,217	$11,300

     Collaborative Research and Development. The decrease in collaborative research and development revenue for 2006 compared to 2005 is due to the completion of the research phase of our collaborative arrangement with TAP, which concluded in June 2006. The decrease in ongoing research activities reimbursement revenue in 2005 compared to 2004 is due to the termination in November 2004 of our research arrangement with Lilly which contributed $4.0 million to revenue in 2004.
     Development Milestones and Other. Development milestones in 2006 reflect a milestone of $2.0 million from GlaxoSmithKline in connection with the commencement of Phase III studies of Promacta (also known as eltrombopag) and a $0.3 million milestone from Wyeth in connection with the filing of an NDA for Viviant (also known as bazedoxifene).
     Development milestones revenue in 2005 reflects net development milestones of $3.0 million earned from GlaxoSmithKline in connection with the commencement of Phase II studies of Viviant and Phase I studies of SB-559448 for the treatment of thrombocytopenia; $1.4 million, net for prior milestones received from Wyeth in connection with an agreement in the fourth quarter of 2005 to amend the research, development, and license agreement between Ligand and Wyeth; $1.2 million earned from Lilly in connection with the commencement of

Phase II trials of LY674 for the treatment of atherosclerosis; and $1.1 million from TAP in connection with TAP’s filing of an IND for LGD2941.
     Development milestones revenue in 2004 includes net development milestones of $2.0 million from Pfizer as a result of Pfizer’s filing with the FDA of a new drug application for Oporia (also known as lasofoxifene), $0.8 million earned from TAP in connection with TAP’s selection of an additional selective androgen receptor modulator (SARM) as a second clinical candidate for development for the treatment of major androgen-related diseases, and $0.8 million earned from GlaxoSmithKline.
Gross Margin
     Gross margin on product sales was 83.5% in 2006 compared to 79.5% in 2005. The improvement in the gross margin percentage in 2006 reflects the impact of a 7% price increase effective April 1, 2005. Under the sell-through revenue recognition method, changes to prices do not impact net product sales and therefore gross margins until the product sells through the distribution channel. Accordingly, the price increases did not have a full period impact on the margins in 2005. Additionally, as further discussed above under “Net Product Sales”, net sales and therefore the gross margin percentage in 2006 benefited from: 1) the impact of lower Medicaid rebates; 2) lower net charges related to the impact of price increases on expected returns; and 3) the release of an accrual in the third quarter of 2006 and the refund in the fourth quarter of 2006 of rebates previously paid, related to a court ruling by the U.S. Court of Appeals against the Department of Defense’s TriCare Retail Pharmacy refund program. Furthermore, cost of sales in terms of absolute dollars decreased in 2006 compared to 2005 due primarily to a 4% decrease in prescriptions in 2006 compared to 2005.
     Gross margin on product sales was 79.5% in 2005 compared to 73.7% in 2004. The improvement in the gross margin percentages in 2005 reflects price increases which became effective July 1, 2004 and April 1, 2005. This improvement was partially offset by a higher proportionate level of rebates and the costs associated with our wholesaler distribution service agreements which were entered into in the third and fourth quarters of 2004.
Research and Development Expenses
     Research and development expenses were $41.9 million in 2006 compared to $33.1 million in 2005 and $32.7 million in 2004. The major components of research and development expenses are as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004
Research

Research performed under collaboration agreements	$1,968	$3,611	$7,853
Internal research programs	22,110	20,839	15,517

Total research	24,078	24,450	23,370

Development

New product development	13,837	1,264	2,568
Existing product support (1)	4,011	7,382	6,782

Total development	17,848	8,646	9,350

Total research and development	$41,926	$33,096	$32,720

(1)	Includes costs incurred to comply with post-marketing regulatory commitments.
     Spending for research expenses was $24.1 million for 2006 compared to $24.5 million for 2005. The decrease in research expenses for 2006 compared to 2005 primarily reflects decreased research expenses incurred under our collaboration arrangement with TAP which concluded in June 2006 partially offset by increased research performed under our Selective Androgen Receptor Modulator (SARM) program.
     Spending for research expenses amounted to $24.5 million for 2005 compared to $23.4 million for 2004. The overall increase in 2005 is due to an increased level of internal program research in the area of thrombopoietin

(TPO) agonists. This increase is partially offset by a decrease in research performed under collaboration agreements due primarily to a lower contractual level of research funding under our agreement with TAP and lower research funding under the Lilly collaboration which concluded in November 2004.
     Spending for development expenses increased to $17.8 million for 2006 compared to $8.6 million for 2005. These increases reflect a higher level of expense for new product development partially offset by a lower level of expense in existing product support. The increase in spending on new product development was primarily due to the increase in LGD4665 thrombopoietin (TPO), our lead drug candidate in this area which was moved into Phase I clinical trials, and LGD5552 (Glucocorticoid agonist) expenses. LGD5552 was on track to enter clinical trials in 2007; however Good Laboratory Practice studies failed to demonstrate the desired pre-clinical safety characteristics for a drug to treat rheumatoid arthritis. We decided in the first quarter of 2007 not to proceed with the development of LGD5552. The decrease in 2006 for existing product support is due to lower product support for our AVINZA product.
     Spending for development expenses decreased to $8.6 million for 2005 compared to $9.4 million for 2004. This decrease primarily reflects a lower level of effort in our glucocorticoid agonist program in 2005 compared to 2004.

A summary of our significant internal research and development programs as of December 31, 2006 is as follows:

Program	Disease/Indication	Development Phase
AVINZA	Chronic, moderate-to-severe pain	Marketed in U.S. Phase IV

LGD4665 (Thrombopoietin oral mimetic)	Idiopathic Thrombocytopenia Purpura; other thrombocytopenias	Phase I

Selective androgen receptor modulators, (agonists)	Hypogonadism, osteoporosis, sexual dysfunction, frailty, cachexia.	Pre-clinical

Selective glucocorticoid receptor modulators	Inflammation, cancer	Research

Selective androgen receptor modulators, (antagonists)	Prostate cancer	Research
     We do not provide forward-looking estimates of costs and time to complete our ongoing research and development projects, as such estimates would involve a high degree of uncertainty. Uncertainties include our ability to predict the outcome of complex research, our ability to predict the results of clinical studies, regulatory requirements placed upon us by regulatory authorities such as the FDA and EMEA, our ability to predict the decisions of our collaborative partners, our ability to fund research and development programs, competition from other entities of which we may become aware in future periods, predictions of market potential from products that may be derived from our research and development efforts, and our ability to recruit and retain personnel or third-party research organizations with the necessary knowledge and skills to perform certain research. We do, however, expect that research and development expenses will be significantly lower in 2007 compared to 2006 due to the reduction of our workforce and related restructuring activities in early 2007 as further discussed under “Recent Developments” above, and the related refocusing of our research and development activities on fewer, selected programs. Refer to “Item 1A. Risks Factors” for additional discussion of the uncertainties surrounding our research and development initiatives.
Selling, General and Administrative Expenses
     Selling, general and administrative expenses were $79.7 million for 2006 compared to $56.2 million for 2005 and $46.4 million for 2004. The increase reflects higher legal costs (incurred in connection with the ongoing SEC investigation, shareholder litigation and our strategic alternatives process) which increased by approximately $8.1 million in 2006 compared to 2005. In June 2006, we announced that we had reached a settlement with the plaintiffs in the Company’s shareholder litigation. The amounts paid to the plaintiffs and the plaintiffs’ attorneys and a portion of our legal expenses incurred in connection with the shareholder litigation were covered by proceeds provided under our Directors and Officers (“D&O”) Liability insurance.
     General and administrative expenses were also higher in 2006 due to higher audit and consultant fees in connection with the completion of the Company’s assessment of internal controls as of December 31, 2005 under the Sarbanes-Oxley Act and consultant costs incurred in 2006 in connection with our 2006 SOX compliance program. A significant portion of the Company’s 2005 assessment of internal controls was performed in 2006 due to the fact that the restatement of our financial statements was not completed until late 2005.
     In addition, AVINZA advertising and promotion expenses increased in 2006 compared to 2005 and 2004 when Ligand and Organon shared equally all AVINZA promotion expenses. As part of the AVINZA termination and return of rights agreement entered into in January 2006, discussed under “Overview” above, we were responsible for all AVINZA advertising and promotion expenses. This increase was partially offset by lower selling expenses due to a reduction in our AVINZA primary care sales force.
     Selling, general and administrative expenses for 2006 also include stock compensation expense of approximately $3.6 million incurred in accordance with SFAS 123(R) which we implemented in 2006 (total company expense of

$4.8 million) and a charge of approximately $2.3 million related to a reduction in our workforce communicated to employees in the fourth quarter of 2006. Furthermore, general and administrative expenses in 2006 include approximately $1.9 million of expenses in connection with the resignation of the Company’s CEO. (Refer to “Recent Developments” above for further discussion of each of these items.)
     The increase for 2005 compared to 2004 reflects a higher level of costs associated with additional Ligand sales representatives hired in the second and third quarter of 2004 to promote AVINZA and higher advertising and promotion expenses for AVINZA. Compared to 2004, 2005 also reflects higher accounting and legal expenses incurred in connection with the Audit Committee’s review of the Company’s consolidated financial statements, the restatement and re-audits of the Company’s consolidated financial statements and ongoing shareholder litigation.
     We expect that selling, general and administrative expenses will be significantly lower in 2007 compared to 2006 due primarily to the sales of our AVINZA and oncology product lines, and the reduction in our workforce and related restructuring activities in early 2007, as further discussed under “Recent Developments” above.
Gain on Sale Leaseback
     On October 25, 2006, we, along with our wholly-owned subsidiary Nexus, entered into an agreement with Slough for the sale of our real property located in San Diego, California for a purchase price of approximately $47.6 million. This property, with a net book value of approximately $14.5 million, includes one building totaling approximately 82,500 square feet, the land on which the building is situated, and two adjacent vacant lots. As part of the sale transaction, we agreed to lease back the building for a period of 15 years. The sale transaction subsequently closed on November 9, 2006.
     In accordance with SFAS 13, Accounting for Leases, we recognized an immediate pre-tax gain on the sale transaction of approximately $3.1 million in the fourth quarter of 2006 and deferred a gain of approximately $29.5 million on the sale of the building. The deferred gain is recognized as an offset to operating expense on a straight-line basis over the 15 year term of the lease at a rate of approximately $2.0 million per year.
Co-promotion Expense and Co-promote Termination Charges
     Co-promotion expense amounted to $37.5 million in 2006 compared to $32.5 million for 2005 and $30.1 million for 2004. As discussed under “Overview” above, in connection with the AVINZA termination and return of co-promote rights agreement with Organon, we agreed to pay Organon 23% of net AVINZA product sales through September 30, 2006 as compensation for promotion of the product during the Transition Period. This compares to co-promote expense in the prior year periods which was based on 30% of net sales, as per the original co-promotion agreement, determined using the sell-in method of revenue recognition.
     Co-promotion expense recognized through the nine months ended September 30, 2006 also includes $10.0 million which represents the accrual of a $10.0 million payment we agreed to make to Organon, provided that Organon achieved its required level of sales calls during the Transition Period. We paid Organon the $10.0 million in January 2007. This payment represents an approximation of the fair value of the service element under the agreement during the Transition Period (when the provision to pay 23% of AVINZA net sales is also considered) and, therefore, was recognized as an additional component of the Organon co-promotion expense ratably over the Transition Period.
     Co-promotion expense for the fourth quarter of 2006 was $3.8 million determined under the terms of our Sales Call Agreement with King. As further discussed under “Recent Developments” above, King agreed to perform certain minimum monthly product details (i.e. sales calls), which commenced effective October 1, 2006.
     Co-promote termination charges in 2006 were $131.1 million. This expense includes a $37.8 million payment made to Organon in October 2006, and the fair value of subsequent quarterly payments, estimated at approximately $95.2 million as of January 1, 2006, that we agreed to make to Organon based on net product sales of AVINZA, through November 2017. The co-promote termination charge for 2006 also includes expense of approximately $14.2 million recorded throughout the year to reflect the fair value of the liability as of December 31, 2006. The full year expense is net of a credit recorded in the fourth quarter of 2006, resulting from a reduction in the liability of approximately $15.7 million, based on our updated estimate as of December 31, 2006 of future AVINZA sales.

     On February 26, 2007, we closed the AVINZA sale transaction pursuant to which King acquired all of our rights in and to AVINZA. King also assumed our co-promote termination obligation to make payments to Organon based on net sales of AVINZA. As Organon has not consented to the legal assignment of the co-promote termination obligation from us to King, we remain liable to Organon in the event of King’s default of this obligation.
Other Expenses, Net
     Other expenses, net were $5.5 million for 2006 compared to $9.6 million for 2005 and $7.2 million for 2004.
     Interest income increased to $3.8 million for 2006 compared to $1.9 million for 2005 and $1.1 million for 2004. The increase in 2006 is primarily due to higher cash balances during the fourth quarter of 2006 following the sale of our oncology product line to Eisai in October 2006 and the sale and leaseback of our corporate headquarters in November 2006.
     Interest expense decreased to $10.6 million for 2006 compared to $12.2 million for 2005 and $12.0 million for 2004. Interest expense in 2006, 2005, and 2004 primarily represents interest on the $155.3 million of 6% convertible subordinated notes that we issued in November 2002. The lower interest expense on the 6% Convertible Subordinated Notes for 2006 is due to the conversion of such notes during 2006 as discussed further under “Recent Developments.” As all such notes had converted as of December 31, 2006, interest expense for 2007 is expected to be substantially lower than 2006.
     Other, net reflects income of $1.3 million in 2006 compared to $0.7 million in 2005 and $3.7 million in 2004. In September 2004, we agreed to vote our shares of X-Ceptor in favor of the acquisition of X-Ceptor by Exelixis Inc. (“Exelixis”). Exelixis’ acquisition of X-Ceptor was subsequently completed in October 2004 and in connection therewith, Ligand received shares of Exelixis common stock. Such shares were subject to certain trading restrictions for two years. Additionally, approximately 21% of the shares were placed in escrow for up to one year to satisfy indemnification and other obligations. We recorded a net gain on the transaction in the fourth quarter of 2004 of approximately $3.7 million, based on the fair market value of the consideration received. During 2005, the shares were released from escrow and the Company recognized a gain of $0.9 million. During 2005, the Company sold approximately 247,000 shares for net proceeds of $1.9 million. During 2006, the Company sold the remaining shares for net proceeds of $3.9 million. The Company recognized a gain of $1.2 million in 2006 and a loss of $0.2 million in 2005 on these sales, which are included in other income (expense).
Income Taxes
     We had losses from continuing operations and income from discontinued operations for 2006. In accordance with SFAS No. 109, Accounting for Income Taxes, the income tax benefit generated by the loss from continuing operations in 2006 was $38.4 million. This income tax benefit captures the deemed use of losses from continuing operations used to offset the income and gain from our Oncology Product Line that was sold in 2006.
     Net income tax expense combining both continuing and discontinued operations was $0.7 million for 2006. This expense reflects the net tax due on taxable income for 2006 that was not fully offset by net operating loss and research and development credit carryforwards due to federal and state alternative minimum tax requirements. There was no income tax expense for 2005. Income tax expense was $0.2 million for 2004.
     Net operating loss carryforwards for federal and state income tax purposes of $405.5 million and $165.4 million, respectively, are available to be utilized against future taxable income. The net operating losses begin to expire in 2007. We also have $16.4 million of federal research and development credit carryforwards that begin to expire in 2007 and $10.0 million of California research and development credits that have no expiration date. Due to the uncertainty of future taxable income, deferred tax assets resulting from these net operating loss and research and development credit carryforwards have been fully reserved.
     Pursuant to Internal Revenue Code Sections 382 and 383, use of net operating loss and credit carryforwards may be limited if there were changes in ownership of more than 50%. We completed a Section 382 study for Ligand, excluding Glycomed and Seragen, and have determined that Ligand had an ownership change in September 2005. As a result of this ownership change, utilization of Ligand’s net operating losses and credits are subject to limitations under Internal Revenue Code Sections 382 and 383. The information necessary to determine if an ownership change related to Glycomed and Seragen occurred prior to their acquisition by Ligand is not currently available. Accordingly, such tax net operating loss and credit carryforwards are not reflected in our deferred tax assets. If information becomes available in the future to substantiate the amount of these NOLs and credits, we will record the deferred tax assets at such time. Future changes in ownership could result in additional limitations on the utilization of our net operating losses and tax credits under Internal Revenue Code Sections 382 and 383.
     Our research and development tax credits pertain to federal and California jurisdictions. These jurisdictions require that we maintain documentation and support. We recently completed a formal study and believe that we maintain sufficient documentation to support the amounts of the research and development tax credits.
Discontinued Operations
     On September 7, 2006, we and Eisai entered into the “Oncology Purchase Agreement” pursuant to which Eisai agreed to acquire all of our worldwide rights in and to our oncology products, including, among other things, all related inventory, equipment, records and intellectual property, and assume certain liabilities (the “Oncology Product Line”) as set forth in the Oncology Purchase Agreement. The Oncology Product Line included our four marketed oncology drugs: ONTAK, Targretin capsules, Targretin gel and Panretin gel. Pursuant to the Oncology Purchase Agreement, at closing on October 25, 2006, we received approximately $185.0 million in net cash proceeds, which is net of $20.0 million that was funded into an escrow account to support any indemnification claims made by Eisai following the closing of the sale. Eisai also assumed certain liabilities. Of the escrowed amounts not required for claims to Eisai, 50% of the then existing amount will be released on April 25, 2007 with the remaining available balance to be released on October 25, 2007. We also recorded approximately $1.7 million in transaction fees and costs associated with the sale that are not reflected in net cash proceeds. We recorded a pre-tax gain on the sale of $135.8 million in the fourth quarter of 2006.
     Income from discontinued operations before income taxes was $7.5 million in 2006 compared to losses from discontinued operations before income taxes of $4.9 million and $22.3 million, respectively, in 2005 and 2004 respectively. The following table summarizes results from discontinued operations for 2006, 2005 and 2004 included in the consolidated statements of operations (in thousands):

	Years Ended December 31,
	2006	2005	2004
Product sales	$47,512	$53,288	$50,865
Collaborative research and development and other revenues	208	310	535

Total revenues	47,720	53,598	51,400

Operating costs and expenses:
Cost of products sold	13,410	16,757	21,540
Research and development	12,895	22,979	32,484
Selling, general and administrative	13,891	18,488	19,367

Total operating costs and expenses	40,196	58,224	73,391

Income (loss) from operations	7,524	(4,626)	(21,991)
Interest expense	(51)	(244)	(332)

Income (loss) before income taxes	$7,473	$(4,870)	$(22,323)

     Product sales were $47.5 million in 2006 compared to $53.3 million and $50.9 million, respectively, for 2005 and 2004. The decrease in product sales in 2006 compared to 2005 is primarily due to the sale of the Oncology Product Line effective October 25, 2006. The increase in product sales in 2005 compared to 2004 is primarily due to increases in sales of Targretin capsules from increased demand and the effect of price increases. These increases are partially offset by lower net product sales of ONTAK due to lower demand.
     Total operating costs and expenses were $40.2 million in 2006 compared to $58.2 million and $73.4 million, respectively, for 2005 and 2004. The decrease in 2006 compared to 2005 is primarily due to the sale of the Oncology Product Line effective October 25, 2006.
     The decrease in cost of products sold in 2005 compared to 2004 is due primarily to lower costs of ONTAK in connection with lower ONTAK demand. Additionally, cost of products sold in 2004 reflects a charge to royalty expense in the amount of $3.0 million for deferred royalties at the end of the contracted royalty period for which we did not have offset rights. Under the sell through revenue recognition method, royalties paid based on unit shipments to wholesalers were deferred and recognized as royalty expense as those units were sold through and recognized as revenue. Royalties paid to technology partners were deferred as we had the right to offset royalties paid for product that were later returned against subsequent royalty obligations. Royalties for which we did have the right to offset, however, (for example, at the end of the contracted royalty period) were expensed in the period the royalty obligation became due.
     The decrease in 2005 operating expenses compared to 2004 is primarily due to decreased research expenses across several Oncology research programs, decreased development expenses for existing Oncology product support (primarily a reduced level of spending on Phase III clinical trials for Targretin capsules in non-small cell lung cancer (“NSCLC”)), and lower promotion expenses for the Oncology products compared to the prior year period.
     The net losses from discontinued operations for 2005 and 2004 reflect the significant development costs incurred on the NSCLC trials for Targretin capsules which concluded in 2005.
Liquidity and Capital Resources
     We have financed our operations through private and public offerings of our equity securities, collaborative research and development and other revenues, issuance of convertible notes, product sales, capital and operating lease transactions, accounts receivable factoring and equipment financing arrangements and investment income.
     Working capital was $64.7 million at December 31, 2006 compared to a deficit of $102.2 million at December 31, 2005. Cash, cash equivalents, short-term investments, and restricted cash and investments totaled $212.5 million at December 31, 2006 compared to $88.8 million at December 31, 2005. We primarily invest our cash in United States government and investment grade corporate debt securities. Restricted cash and investments at December 31, 2006 consist of certificates of deposit held with a financial institution as collateral under asset financing and third-party service provider arrangements, and funds held in an escrow account with a financial institution to be used to repay a loan due to King. We repaid the loan plus interest on January 8, 2007.
Operating Activities
     Operating activities used cash of $138.5 million in 2006 and provided cash of $8.4 million in 2005 and $5.8 million in 2004. The use of cash in 2006 reflects a net loss of $31.7 million, adjusted by $24.1 million in items to reconcile the net loss to net cash used in operations. These reconciling items include the gain on the sale of our oncology product line of $135.8 million and the gain on the sale leaseback of our corporate headquarters of $3.1 million, partially offset by non-cash co-promote termination expense of $93.3 million, depreciation and amortization of assets of $16.2 million, and the recognition of $5.3 million of stock-based compensation expense in connection with the adoption of SFAS 123(R), restricted stock grants to employees and option grants to non-employees.
     The use of cash for 2006 is further impacted by changes in operating assets and liabilities due primarily to decreases in deferred revenue, net of $72.6 million, and accounts payable and accrued liabilities of $27.6 million partially offset by decreases in accounts receivable, net of $9.4 million; inventories of $1.6 million; and other current assets of $6.6 million. The decreases in deferred revenue and accounts receivable are primarily due to a reduction in shipments of AVINZA starting in September 2006. The AVINZA Purchase Agreement with King provided for a reduction in the purchase price to the extent that product inventories in the wholesale and retail distribution channels were in excess of specified amounts. Accordingly, we reduced shipments of AVINZA starting in September 2006. The decrease in accounts payable and accrued liabilities is primarily due to the payment of accrued fees for co-promotion services to Organon during and following the co-promote transition period which terminated effective September 30, 2006, and lower headcount costs and operational expenses following the sale of our Oncology Product Line to Eisai in October 2006.
     Cash provided by operating activities in 2005 of $8.4 million reflects a net loss of $36.4 million, non-cash adjustments to operating activities of $18.1 million (primarily the amortization of long-term assets of $18.7 million), and changes in operating assets and liabilities that comprise a net cash inflow of $26.6 million. Changes in operating assets and liabilities provided cash of $26.6 million in 2005 primarily due to increases in accounts payable and accrued liabilities of $13.7 million, deferred revenue of $4.7 million, decreases in accounts receivable, net of $9.9 million, and decreases in other current assets of $2.0 million, partially offset by an increase in inventories of $3.4 million.
     Cash provided by operating activities in 2004 of $5.8 million reflects a net loss of $45.1 million, non-cash adjustments to operating activities of $9.7 million, and changes in operating assets and liabilities that comprise a net cash inflow of $41.2 million. The non-cash operating items include the amortization of long-term assets of $15.3 million, partially offset by the gain on sale of an equity investment of $3.7 million and a non-cash development milestone of $2.0 million. Changes in operating assets and liabilities provided cash of $41.2 million in 2004 primarily due to increases in deferred revenue of $47.9 million, and accounts payable and accrued liabilities of $9.8 million, partially offset by increases in accounts receivable and inventories of $11.9 million and $3.3 million, respectively.
     Cash used in operating activities of $138.5 million in 2006 includes $38.3 million, net used in discontinued operations. This compares to net cash used in discontinued operations of $6.6 million for 2005 and $10.9 million for 2004.
Investing Activities
     Investing activities provided cash of $196.9 million in 2006, used cash of $33.7 million in 2005, and provided cash of $19.6 million in 2004. Cash provided by investing activities in 2006 includes net proceeds from the sale of our Oncology Product Line of $183.3 million, proceeds from the sale leaseback of our corporate headquarters of $46.9 million, and net proceeds from the sale of short-term investments of $7.2 million. These amounts were partially offset by an increase in restricted cash and investments of $38.8 million, primarily from a requirement to fund $38.6 million of the funds received from the sale of our Oncology Product Line into a restricted account to repay a loan to King in January 2007, and purchases of property and equipment of $1.8 million.
     The use of cash in 2005 reflects $33.0 million of payments for the buy-down of ONTAK royalty payments in connection with the amended royalty agreement entered into in November 2004 between the Company and Lilly, and $2.6 million of purchases of property and equipment. The use of cash in 2005 was partially offset by net proceeds from the sale of short-term investments of $1.9 million.
     Cash provided by investing activities in 2004 reflects net proceeds of $14.1 million from the sale of short-term investments and $9.2 million from the maturing of restricted investments which were used to pay interest on our 6% convertible subordinated notes. The use of cash for investing activities in 2004 reflects $3.6 million for purchases of property and equipment.
     Cash provided by investing activities of $196.8 million in 2006 includes $183.3 million provided by discontinued operations from the sale of the Oncology Product Line. Cash used in investing activities of $33.7 million in 2005 includes $33.0 used in discontinued operations for the buy-down of the ONTAK royalty payments. None of the cash provided by investing activities of $19.6 million in 2004 relates to discontinued operations.
Financing Activities
     Financing activities provided cash of $33.3 million in 2006, used cash of $0.2 million in 2005, and provided cash of $7.9 million in 2004. Cash provided by financing activities in 2006 includes proceeds of $37.8 million from a note issued to King in connection with the AVINZA Purchase Agreement and proceeds from the exercise of employee stock options and stock purchases of $9.1 million, partially offset by the repayment of the mortgage note payable due on our corporate headquarters of $11.8 million in connection with the sale of that building in November 2006, and net payments under equipment financing arrangements of $1.5 million.
     Cash used in financing activities in 2005 reflects repayment of long-term debt and net payments under equipment financing arrangements of $0.3 million and $0.8 million, respectively, partially offset by net proceeds from the exercise of employee stock options and stock purchases under our employee stock purchase plan of $0.9 million.
     Cash provided by financing activities in 2004 includes net proceeds of $6.6 million from the exercise of employee stock options and stock purchases under our employee stock purchase plan and $1.8 million of net proceeds received under equipment financing arrangements.
     Cash provided by financing activities of $33.3 million in 2006 includes $0.2 million used in discontinued operations. This compares to cash used in discontinued operations for financing activities of $0.04 million for 2005 and cash provided by financing activities of discontinued operations of $0.2 million for 2004.
     Certain of our property and equipment is pledged as collateral under various equipment financing arrangements. As of December 31, 2006, $4.3 million was outstanding under such arrangements with $2.2 million classified as current. Our equipment financing arrangements have terms of three to five years with interest ranging from 7.35% to 10.11%.
     The noteholders of our 6% convertible subordinated notes, in the aggregate principal amount of $155.3 million, converted all of the notes into approximately 25.1 million shares of our common stock in 2006. Accrued interest and unamortized debt issue costs related to the converted notes of $0.5 million and $1.4 million, respectively, were recorded as additional paid-in capital.
Other Liquidity and Capital Resource Matters
     In December 2006, following the sale of our Oncology Product Line to Eisai, we entered into a plan to eliminate 63 employee positions. The affected employees were informed of the plan in December 2006 with an effective termination date of January 2, 2007. In connection with the termination plan, we expect to pay severance of approximately $2.4 million and other costs of $0.3 million in the first quarter of 2007.
     On January 31, 2007, we announced an additional restructuring plan calling for the further elimination of approximately 204 positions across all functional areas. This reduction was made in connection with our efforts to refocus the Company, following the sale of our commercial assets, as a smaller, highly focused research and development and royalty-driven biotech company. In connection with the restructuring, we expect to pay severance of approximately $7.5 million and other costs of approximately $1.1 million in 2007.
     Pursuant to the AVINZA Purchase Agreement, at closing in 2007, we received net cash proceeds of approximately $280.4 million, which is a net of $15.0 million that was funded into an escrow account to support any indemnification claims made by King. See further discussion above under “Recent Developments – Sale of AVINZA Product”.
     On March 1, 2007, we entered into an indemnity fund agreement, which established in a trust account with Dorsey & Whitney LLP, counsel to the Company’s independent directors and to the Audit Committee of our Board of Directors, a $10.0 million indemnity fund to support our existing indemnification obligations to continuing and departing directors in connection with the ongoing SEC investigation and related matters.
     We believe our available cash, cash equivalents, short-term investments and existing sources of funding will be sufficient to satisfy our anticipated operating and capital requirements through at least the next 12 months. Our future operating and capital requirements will depend on many factors including: the pace of scientific progress in our research and development programs; the magnitude of these programs; the scope and results of preclinical testing and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims; competing technological and market developments; and the efforts of our collaborators. We will also consider additional equipment financing arrangements similar to arrangements currently in place.
     We have never declared or paid any cash dividends on our capital stock. We have previously announced that the Board is considering a special cash dividend in connection with our recent asset sales, but no decision has yet been made regarding such dividend. Aside from the consideration of this special one-time dividend, we do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance future growth.
Leases and Off-Balance Sheet Arrangements
     We lease certain of our office and research facilities under operating lease arrangements with varying terms through November 2021. The agreements provide for increases in annual rents based on changes in the Consumer Price Index or fixed percentage increases ranging from 3% to 7%.
Contractual Obligations
     As of December 31, 2006, future minimum payments due under our contractual obligations are as follows (in thousands):

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Capital lease obligations (1)	$4,773	$2,459	$2,220	$94	$—
Operating lease obligations	72,548	5,227	10,061	10,569	46,691
Loan payable to King Pharmaceuticals (2)	38,633	38,633	—	—	—
Co-promote termination liability (3)	194,980	13,307	29,157	36,472	116,044
Retention bonus obligation	2,654	2,654	—	—	—
Severance obligation	2,061	2,061	—	—	—
Distribution service agreements	4,818	4,818	—	—	—
Consulting agreements	1,270	1,270	—	—	—
Manufacturing agreements (4)	12,600	5,400	4,800	2,400	—

Total contractual obligations	$334,337	$75,829	$46,238	$49,535	$162,735

(1) Includes interest payments as follows:	$449	$291	$155	$3	$—

(2) Includes interest payments as follows:	883	883	—	—	—

(3) Includes accretion of interest as follows:	101,652	1,128	7,520	15,984	77,020
(4)     Our AVINZA manufacturing agreement with Elan, with future minimum payments of $3.2 million as of December 31, 2006, was subsequently assumed by King in connection with the sale of our AVINZA product line to King in February 2007. As further discussed below, our second source AVINZA supply agreement with Cardinal was not assumed by King.
     As of December 31, 2006, we have net open purchase orders (defined as total open purchase orders at year end less any accruals or invoices charged to or amounts paid against such purchase orders) totaling approximately $13.3 million. For the twelve months ended December 31, 2007, we plan to spend approximately $0.6 million on capital expenditures.
     In January 2006, we signed an agreement with Organon that terminated the AVINZA co-promotion agreement between the two companies and returned AVINZA co-promotion rights to Ligand. After termination, we agreed to make quarterly royalty payments to Organon equal to 6.5% of AVINZA net sales through December 31, 2012 and thereafter 6.0% through patent expiration, currently anticipated to be November 2017. In connection with the AVINZA Purchase Agreement, King assumed our outstanding obligations to Organon. As Organon has not consented to the legal assignment of the co-promote termination obligation for royalties from us to King, we remain liable to Organon in the event of King’s default of this obligation.

     In connection with the AVINZA Purchase Agreement discussed under “Overview”, King committed to loan to us, at our option, $37.8 million (the “Loan”) to be used to pay our co-promote termination obligation to Organon due October 15, 2006. This loan was drawn, and the $37.8 million co-promote liability settled, in October 2006. Amounts due under the loan were subject to certain market terms, including a 9.5% interest rate. In addition, and as a condition of the $37.8 million loan received from King, $38.6 million of the funds received from Eisai for the sale of our Oncology Product Line was deposited into a restricted account to be used to repay the loan to King, plus interest. We repaid the loan plus interest in January 2007.
     In May 2006, Ligand and Cardinal Health PTS, LLC (“Cardinal”) entered into the First Amendment to the Manufacturing and Packaging Agreement for the manufacturing of AVINZA. The amendment principally adjusted certain contract dates, near-term minimum commitments and contract prices. Under the terms of the amended agreement, we committed to minimum annual purchases ranging from $0.8 million to $1.2 million for 2006; $2.2 million to $3.3 million for 2007; and $2.4 million to $3.6 million for 2008 through 2010. As part of the closing of the AVINZA sale transaction, we and King agreed that the Cardinal agreement would not be assigned or transferred to King and that we would be responsible for winding down the contract and any resulting liabilities.
     In March 2006, we entered into letter agreements with approximately 67 of our key employees, including a number of our executive officers. In September 2006, we entered into letter agreements with ten additional key employees and modified existing agreements with two employees. These letter agreements provided for certain retention or stay bonus payments to be paid in cash under specified circumstances as an additional incentive to remain employed in good standing with the Company through December 31, 2006. The Compensation Committee of the Board of Directors approved the Company’s entry into these Agreements. In accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, the cost of the plan was ratably accrued over the term of the agreements. We recognized approximately $3.3 million of expense under the plan in 2006.
     On January 15, 2007, we announced that John L. Higgins had joined the Company as Chief Executive Officer and President. Mr. Higgins succeeded Henry F. Blissenbach, who continues as Chairman of the Board of Directors. We agreed to pay Mr. Higgins an annual salary of $400,000, with his employment commencing as of January 10, 2007. In addition, Mr. Higgins has a performance bonus opportunity with a target of 50% of his salary, up to a maximum of 75%, and received a restricted stock grant of 150,000 shares of our common stock vesting over two years. We also provided Mr. Higgins with a lump-sum relocation benefit of $100,000. Mr. Higgins’ employment agreement provides for severance payments and benefits in the event that employment is terminated under various scenarios, such as a change in control of the Company.
Critical Accounting Policies
     Certain of our policies require the application of management judgment in making estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures made in the accompanying notes. Those estimates and assumptions are based on historical experience and various other factors deemed to be applicable and reasonable under the circumstances. The use of judgment in determining such estimates and assumptions is by nature, subject to a degree of uncertainty. Accordingly, actual results could differ materially from the estimates made. Our critical accounting policies are as follows:
Revenue Recognition
     Through December 31, 2006, we generated revenue from product sales, collaborative research and development arrangements, and other activities such as distribution agreements, royalties, and sales of technology rights. Our collaborative arrangements and distribution agreements may include multiple elements within a single contract. Each element of the contract is separately negotiated. Payments received may include non-refundable fees at the inception of the contract for technology rights under collaborative arrangements or product rights under distribution agreements, fully burdened funding for services performed during the research phase of collaborative arrangements, milestone payments for specific achievements designated in the collaborative or distribution agreements, royalties on sales of products resulting from collaborative arrangements, and payments for the supply of products under distribution agreements.

     We recognize product revenue in accordance with SAB 104 and SFAS 48 – “Revenue Recognition When Right of Return Exists”. SAB 104 states that revenue should not be recognized until it is realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. SFAS 48 states that revenue from sales transactions where the buyer has the right to return the product shall be recognized at the time of sale only if (1) the seller’s price to the buyer is substantially fixed or determinable at the date of sale, (2) the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product, (3) the buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product, (4) the buyer acquiring the product for resale has economic substance apart from that provided by the seller, (5) the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer, and (6) the amount of future returns can be reasonably estimated.
Net Product Sales
     Our AVINZA net product sales are determined on a sell-through basis whereby we do not recognize revenue upon shipment of product to the wholesaler. For these product sales, we invoice the wholesaler, record deferred revenue at gross invoice sales price less estimated cash discounts, rebates and chargebacks, and classify the inventory held by the wholesaler as “deferred cost of goods sold” within “Other current assets.” At that point, we make an estimate of units that may be returned and record a reserve for those units against the “deferred cost of goods sold” account. We recognize revenue when such inventory is sold through (as defined hereafter), on a first-in first-out (FIFO) basis. Sell through for AVINZA is considered to be at the prescription level or at the point of patient consumption for channels with no prescription requirements.
     Additionally under the sell-through method, royalties paid based on unit shipments to wholesalers are deferred and recognized as royalty expense as those units are sold through and recognized as revenue. Royalties paid to technology partners are deferred as we have the right to offset royalties paid for product that are later returned against subsequent royalty obligations. Royalties for which we do not have the ability to offset (for example, at the end of the contractual royalty period) are expensed in the period the royalty obligation becomes due.
     We estimate sell-through based upon (1) analysis of third-party information, including information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers, and third-party market research data, and (2) our internal product movement information. To assess the reasonableness of third-party demand (i.e. sell-through) information, we prepare separate demand reconciliations based on inventory in the distribution channel. Differences identified through these reconciliations outside an acceptable range are recognized as an adjustment to the third-party reported demand in the period those differences are identified. This adjustment mechanism is designed to identify and correct for any material variances between reported and actual demand over time and other potential anomalies such as inventory shrinkage at wholesalers. Our estimates are subject to the inherent limitations of estimates that rely on third-party data, as certain third-party information is itself in the form of estimates. Our sales and revenue recognition under the sell-through method reflect our estimates of actual product sold through the channel.
     We use information from external sources to estimate our gross product sales under the sell-through revenue recognition method and significant gross to net sales adjustments. Our estimates include product information with respect to prescriptions, wholesaler out-movement and inventory levels, and retail pharmacy stocking levels, and our own internal information. We receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to estimate sell-through demand for our products and retail pharmacy inventory levels. We also receive wholesaler out-movement and inventory information from our wholesaler customers that is used to support and validate our demand-based, sell-through revenue recognition estimates. The inventory information received from wholesalers is a product of their record-keeping process and their internal controls surrounding such processes.

     The following summarizes the activity in the accrued liability accounts related to allowances for loss on returns, rebates, chargebacks, and other discounts (in thousands):

			Managed
	Losses on		Care
	Returns Due		Rebates and
	to Changes	Medicaid	Other	Charge-	Other
	In Price (1)	Rebates	Rebates	backs	Discounts	Returns	Total
Balance at January 1, 2004	$4,347	$1,692	$426	$178	$517	$2,036	$9,196
Provision	5,018	14,430	5,773	3,962	6,495	3,015	38,693
Payments	—	(11,074)	(4,455)	(3,684)	(7,008)	—	(26,221)
Charges	(3,025)	—	—	—	—	(2,492)	(5,517)

Balance at December 31, 2004	6,340	5,048	1,744	456	4	2,559	16,151
Provision	1,801	18,852	10,592	5,874	—	3,439	40,558
Payments	—	(18,552)	(8,869)	(6,130)	(4)	—	(33,555)
Charges	(4,103)	—	—	—	—	(3,322)	(7,425)

Balance at December 31, 2005	4,038	5,348	3,467	200	—	2,676	15,729
Provision	2,324	4,515	8,131	5,624	—	1,368	21,962
Oncology Transaction Provision (2)	—	363	—	1,913	—	10,020	12,296
Payments	—	(8,820)	(8,037)	(6,457)	—	—	(23,314)
Charges	(5,021)	—	—	—	—	(6,964)	(11,985)

Balance at December 31, 2006	$1,341	$1,406	$3,561	$1,280	$—	$7,100	$14,688

(1)	The provision for losses on returns is net of changes in the allowance for such losses resulting from different actual rates of return on lots of AVINZA that close out compared to the rate of return used to initially estimate the allowance upon an announced price increase.

(2)	The 2006 oncology transaction provision represents additional accruals recorded in connection with the sale of the oncology product line to Eisai on October 25, 2006. We will maintain the obligation for returns of product that were shipped to wholesalers prior to the close of the Eisai transaction on October 25, 2006 and chargebacks and rebates associated with product in the distribution channel as of the closing date. See Note 3 to our consolidated financial statements for additional information.
Sale of Royalty Rights
     Revenue from the sale of royalty rights represents the non-refundable sale to third parties of rights for and exercise of options to acquire future royalties we may earn from the sale of products in development with our collaborative partners. If we have no continuing involvement in the research, development or marketing of these products, sales of royalty rights are recognized as revenue in the period the transaction is consummated or the options are exercised or expired. If we have significant continuing involvement in the research, development or marketing of the product, proceeds received for the sale of royalty rights are accounted for as a financing arrangement in accordance with EITF 88-18, Sales of Future Revenues.
Collaborative Research and Development and Other Revenues
     Collaborative research and development and other revenues are recognized as services are performed consistent with the performance requirements of the contract. Non-refundable contract fees for which no further performance obligation exists and where we have no continuing involvement are recognized upon the earlier of when payment is received or collection is assured. Revenue from non-refundable contract fees where we have continuing involvement through research and development collaborations or other contractual obligations is recognized ratably over the development period or the period for which we continue to have a performance obligation. Revenue from performance milestones is recognized upon the achievement of the milestones as specified in the respective agreement. Payments received in advance of performance or delivery are recorded as deferred revenue and subsequently recognized over the period of performance or upon delivery.

Allowance for Return Losses
     Product sales are net of adjustments for losses resulting from price increases we may experience on product returns from our wholesaler customers. Our policy for returns of AVINZA allows customers to return the product six months prior to and six months after expiration. Upon an announced price increase, typically in the quarter prior to when a price increase becomes effective, the Company revalues its estimate of deferred product revenue to be returned to recognize the potential higher credit a wholesaler may take upon product return determined as the difference between the new price and the previous price used to value the allowance. Due to estimates and assumptions inherent in determining the amount of return losses, the actual amount of product returns may be materially different from our estimates. In addition, because of the inherent difficulties of predicting possible changes to the estimates and assumptions used to determine losses to be incurred on returns from price changes due to, among other factors, changes in future prescription levels and wholesaler inventory practices, we are unable to quantify an estimate of the reasonably likely effect of any such changes on our results of operations or financial position. For reference purposes, a 10% to 20% variance to our estimated allowance for return losses as of December 31, 2006 would result in an approximate $0.1 million to $0.3 million adjustment to net product sales.
Medicaid Rebates
     Our products are subject to state government-managed Medicaid programs whereby discounts and rebates are provided to participating state governments. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims. We determine our estimate of the Medicaid rebate accrual primarily based on historical experience regarding Medicaid rebates, as well as current and historical prescription activity provided by external sources, current contract prices and any expected contract changes. We additionally consider any legal interpretations of the applicable laws related to Medicaid and qualifying federal and state government programs and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates. We adjust the accrual periodically throughout each period to reflect actual experience, expected changes in future prescription volumes and any changes in business circumstances or trends. In addition, because of the inherent difficulties of predicting the impact on our estimates and assumptions of rapidly evolving state Medicaid programs and regulations, we are unable to quantify an estimate of the reasonably likely effect of any such changes on our results of operations or financial position. For reference purposes, a 10% to 20% variance to our estimated allowance for state Medicaid rebates as of December 31, 2006 would result in an approximate $0.1 million to $0.3 million adjustment to net product sales.
Government Chargebacks
     Our products are subject to certain programs with federal government entities and other parties whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower vendor price, and the wholesalers charge the difference between their acquisition cost and the lower vendor price back to us. We account for chargebacks by establishing an accrual in an amount equal to our estimate of chargeback claims. We determine our estimate of the chargebacks primarily based on historical experience regarding chargebacks and current contract prices under the vendor programs. We consider vendor payments and our claim processing time lag and adjust the accrual periodically throughout each period to reflect actual experience and any changes in business circumstances or trends. Due to estimates and assumptions inherent in determining the amount of government chargebacks, the actual amount of claims for chargebacks may be materially different from our estimates. Based on our experience with government chargebacks, however, we do not believe that a material change to our estimated allowance for chargebacks is reasonably likely.
Managed Health Care Rebates and Other Contract Discounts
     We offer rebates and discounts to managed health care organizations and to other contract counterparties such as hospitals and group purchasing organizations in the U.S. We account for managed health care rebates and other contract discounts by establishing an accrual in an amount equal to our estimate of managed health care rebates and other contract discounts. We determine our estimate of the managed health care rebates and other contract discounts accrual primarily based on historical experience regarding these rebates and discounts and current contract prices. We also consider the current and historical prescription activity provided by external sources, current contract prices and any expected contract changes and adjust the accrual periodically throughout each period to reflect actual experience and any changes in business circumstances or trends. Due to estimates and assumptions inherent in determining the amount of rebates and contract discounts, the actual amount of claims for rebates and discounts may be materially different from our estimates. In addition, because of the inherent difficulties of predicting the impact on our estimates and assumptions of rapidly evolving managed care programs, we are unable to quantify an estimate of the reasonably likely effect of any such changes on our results of operations or financial position. For reference purposes, a 10% to 20% variance to our estimated allowance for managed health care and other contract discounts as of December 31, 2006 would result in an approximate $0.3 million to $0.7 million adjustment to net product sales.
Oncology Product Returns
     In connection with the sale of the oncology product line to Eisai Inc., we retained the obligation for returns of product that were shipped to wholesalers prior to the close of the transaction on October 25, 2006. The accrual for oncology product returns, which was recorded as part of the accounting for the sales transaction, is based on historical experience. Due to the estimates and assumptions inherent in determining the amount of wholesaler returns, we are unable to quantify an estimate of the reasonably likely effect of any such changes on our results of operations or financial position. For reference purposes, a 10% to 20% variance to our estimated allowance for wholesaler returns on the oncology products would result in an approximate $0.6 million to $1.1 million adjustment to the reserve for oncology product returns.
Co-Promote Termination Accounting
     As part of the termination and return of co-promotion rights agreement that we entered into with Organon in January 2006, we agreed to make quarterly payments to Organon, effective for the fourth quarter of 2006, equal to 6.5% of AVINZA net sales through December 31, 2012 and thereafter 6% through patent expiration, currently anticipated to be November 2017. The estimated fair value of the amounts to be paid to Organon after the termination ($95.2 million as of January 2006), based on the future net sales of the product, was recognized as a liability and expensed as a cost of the termination as of the effective date of the agreement, January 2006.
     Although the quarterly payments to Organon are based on net reported AVINZA product sales, such payments do not result in current period expense in the period upon which the payment is based, but instead are charged against the co-promote termination liability. Any changes to our estimates of future net AVINZA product sales, however, result in a change to the liability which is recognized as an increase or decrease to co-promote termination charges in the period such changes are identified. We also recognize additional co-promote termination charges each period to reflect the fair value of the termination liability. On a quarterly basis, management reviews the carrying value of the co-promote termination liability. Due to assumptions and judgments inherent in determining the estimates of future net AVINZA sales through November 2017, the actual amount of net AVINZA sales used to determine the amount actually due Organon for a particular period may be materially different from our current estimates. In addition, because of the inherent difficulties of predicting possible changes to the estimates and assumptions used to determine the estimate of future AVINZA product sales, we are unable to quantify an estimate of the reasonably likely effect of any such changes on our results of operations or financial position. In accordance with the AVINZA Purchase Agreement, King assumed our co-promote termination obligation to make payments to Organon based on net sales of AVINZA. As Organon has not consented to the legal assignment of the co-promote termination obligation from us to King, we remain liable to Organon in the event of King’s default of this obligation.
Inventories
     Our inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. We record reserves for estimated obsolescence to account for unsaleable products including products that are nearing or have reached expiration, and slow-moving inventory. If actual future demand or market conditions are less favorable than our estimates, then additional material inventory write-downs might be required.
Acquired Technology and Product Rights
     Acquired technology and product rights as of December 31, 2006 represent payments related to our acquisition of license and product rights for AVINZA. In accordance with SFAS 142, these amounts are amortized on a straight line basis since the pattern in which the economic benefit of these assets are consumed (or otherwise used up) cannot be reliably determined. Accordingly, acquired technology and product rights are amortized on a straight-line basis over 15 years, which approximated the remaining patent life at the time the assets were acquired and represents the period estimated to be benefited. Specifically, we are amortizing AVINZA through November 2017, the expiration of its U.S. patent.
Impairment of Long-Lived Assets
     We review long-lived assets, including acquired technology and product rights and property and equipment, during the fourth quarter of each year, or whenever events or circumstances indicate that the carrying amount of the assets may not be fully recoverable. We measure the recoverability of assets to be held and used by comparing the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Fair value of our long-lived assets is determined using the expected cash flows discounted at a rate commensurate with the risk involved. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. As of December 31, 2006, we believe that the future cash flows to be received from our long-lived assets will exceed the assets’ carrying value.
Income Taxes
     Income taxes are accounted for under the liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the tax basis of assets or liabilities and their carrying amounts in the consolidated financial statements. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefit or if future deductibility is uncertain. Developing the provision for income taxes requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets. Our judgments and tax strategies are subject to audit by various taxing authorities. While we believe we have provided adequately for our income tax liabilities in our consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on our consolidated financial condition and results of operations.
Stock-Based Compensation
     Effective January 1, 2006, our accounting policy related to stock option accounting changed upon our adoption of SFAS No. 123(R), Share-Based Payment. SFAS 123(R) requires us to expense the fair value of employee stock options and other forms of stock-based compensation. Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is estimated at the grant date based on the value of the award and is recognized as expense ratably over the service period of the award. Determining the appropriate fair value model and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, the risk-free interest rate, forfeiture rates and the expected life of the equity instrument. Expected volatility utilized in the model is based on the historical volatility of the Company’s stock price and other factors. The risk-free interest rate is derived from the U.S. Treasury yield in effect at the time of the grant. The model incorporates forfeiture assumptions based on an analysis of historical data. The expected life of the 2006 grants is derived in accordance with the safe harbor expected term assumptions under SAB No. 107. We recorded $5.3 million of stock-based compensation in 2006 for awards granted to employees and non-employee directors.
     Prior to January 1, 2006, we accounted for options granted to employees in accordance with APB No. 25, Accounting for Stock Issued to Employees, and related interpretations and followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation.” Therefore, prior to the first quarter of 2006, we did not record any compensation cost related to stock-based awards, as all options granted prior to 2006 had an exercise price equal to the market value of the underlying common stock on the date of grant. Periods prior to our first quarter of 2006 were not restated to reflect the fair value method of expensing stock options. The impact of expensing stock awards on our earnings may be significant and is further described in Note 2 to the notes to the consolidated financial statements.

New Accounting Pronouncements
     In November 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Positions (“FSPs”) Nos. FSPs 115-1 and 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, in response to EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”). FSPs 115-1 and 124-1 provide guidance regarding the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. FSPs 115-1 and 124-1 also include accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than temporary-impairments. These requirements are effective for annual reporting periods beginning after December 15, 2005. The adoption of the impairment guidance contained in FSPs 115-1 and 124-1 did not have a material impact on the Company’s consolidated results of operations or financial position.
     In November 2004, the FASB issued SFAS No. 151, Inventory Pricing (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a material impact on the Company’s consolidated results of operations or financial position.
     In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS 155”) which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and SFAS 140, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 140”). Specifically, SFAS 155 amends SFAS 133 to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided the whole instrument is accounted for on a fair value basis. Additionally, SFAS 155 amends SFAS 140 to allow a qualifying special purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with early application allowed. The adoption of SFAS 155 is not expected to have a material impact on the Company’s consolidated results of operations or financial position.
     In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (“SFAS 156”) to simplify accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Additionally, SFAS 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, although early adoption is permitted. The adoption of SFAS 156 is not expected to have a material impact on the Company’s consolidated results of operations or financial position.
     In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. While the analysis of the impact of FIN 48 is not yet complete, the Company does not expect that the adoption of FIN 48 will have a material impact on its consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements where fair value has previously been concluded to be the relevant measurement attribute. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 in the first interim period of fiscal 2008 and is evaluating the impact, if any, that the adoption of the statement will have on its consolidated results of operations and financial position.
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement No. 87, 88, 106 and 132(R) (“SFAS 158”). Under SFAS 158, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans (collectively referred to herein as “benefit plans”) on their balance sheets, starting with balance sheets as of December 31, 2006 if they are a calendar year-end public company. SFAS 158 also changed certain disclosures related to benefit plans. The adoption of SFAS 158 did not have a material impact on the Company’s consolidated results of operations or financial position.
     In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires registrants to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required as long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening retained earnings as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company’s consolidated results of operations or financial position.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS 159 apply only to entities that elect the fair value option; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The Company will adopt SFAS 159 in the first interim period of fiscal 2008 and is evaluating the impact, if any, that the adoption of this statement will have on its consolidated results of operations and financial position.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk
     At December 31, 2006 and 2005, our investment portfolio included fixed-income securities of $13.5 million and $18.5 million, respectively. These securities are subject to interest rate risk and will decline in value if interest rates increase. However, due to the short duration of our investment portfolio, an immediate 10% change in interest rates would have no material impact on our financial condition, results of operations or cash flows. At December 31, 2006 and 2005, we also have certain equipment financing arrangements with variable rates of interest. Due to the relative insignificance of such arrangements, however, an immediate 10% change in interest rates would have no material impact on our financial condition, results of operations, or cash flows. Declines in interest rates over time will, however, reduce our interest income, while increases in interest rates over time will increase our interest expense.
     We do not have a significant level of transactions denominated in currencies other than U.S. dollars and as a result we have very limited foreign currency exchange rate risk. The effect of an immediate 10% change in foreign exchange rates would have no material impact on our financial condition, results of operations or cash flows.

Item 8. Consolidated Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Ligand Pharmaceuticals Incorporated
San Diego, California
We have audited the accompanying consolidated balance sheets of Ligand Pharmaceuticals Incorporated and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the three year period ended December 31, 2006. We have also audited the schedule listed in the accompanying Item 15. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements and schedule referred to above present fairly, in all material respects, the consolidated financial position of Ligand Pharmaceuticals Incorporated and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R (“SFAS No. 123R”) “Share-Based Payment,” which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Ligand Pharmaceuticals Incorporated’s internal control over financial reporting as of December 31, 2006, based on criteria established in The Internal Control– Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2007 expressed an unqualified opinion thereon.
/s/ BDO Seidman, LLP
Costa Mesa, California
March 14, 2007

LIGAND PHARMACEUTICALS INCORPORATED
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$158,401	$66,756
Short-term investments	13,447	20,174
Restricted cash	38,814	—
Accounts receivable, net	11,521	20,954
Current portion of inventories, net	3,856	9,333
Other current assets	9,518	15,750

Total current assets	235,557	132,967
Restricted investments	1,826	1,826
Long-term portion of inventories, net	—	5,869
Property and equipment, net	5,551	22,483
Acquired technology, product rights and royalty buy-down, net	83,083	146,770
Other assets	36	4,704

Total assets	$326,053	$314,619

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$12,259	$15,360
Accrued liabilities	46,509	59,587
Current portion of deferred revenue, net	57,981	157,519
Current portion of deferred gain	1,964	—
Current portion of co-promote termination liability	12,179	—
Current portion of equipment financing obligations	2,168	2,401
Current portion of debt	37,750	344

Total current liabilities	170,810	235,211
Long-term debt	—	166,745
Long-term portion of co-promote termination liability	81,149	—
Long-term portion of equipment financing obligations	2,156	3,430
Long-term portion of deferred revenue, net	2,546	4,202
Long-term portion of deferred gain	27,220	—
Other long-term liabilities	2,475	3,105

Total liabilities	286,356	412,693

Commitments and contingencies
Common stock subject to conditional redemption; 997,568 shares issued and outstanding at December 31, 2006 and 2005, respectively	12,345	12,345

Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value; 5,000,000 shares authorized; none issued	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized; 99,553,504 and 73,136,340 shares issued at December 31, 2006 and 2005, respectively	100	73
Additional paid-in capital	891,446	720,988
Accumulated other comprehensive (loss) income	(481)	490
Accumulated deficit	(862,802)	(831,059)

	28,263	(109,508)
Treasury stock, at cost; 73,842 shares	(911)	(911)

Total stockholders’ equity (deficit)	27,352	(110,419)

	$326,053	$314,619

See accompanying notes to these consolidated financial statements.

LIGAND PHARMACEUTICALS INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data)

	Years Ended December 31,
	2006	2005	2004
Revenues:
Product sales	$136,983	$112,793	$69,470
Sale of royalty rights, net	—	—	31,342
Collaborative research and development and other revenues	3,977	10,217	11,300

Total revenues	140,960	123,010	112,112

Operating costs and expenses:
Cost of products sold	22,642	23,090	18,264
Research and development	41,926	33,096	32,720
Selling, general and administrative	79,748	56,168	46,431
Co-promotion	37,455	32,501	30,077
Co-promote termination charges	131,078	—	—

Total operating costs and expenses	312,849	144,855	127,492
Gain on sale leaseback	3,119	—	—

Loss from operations	(168,770)	(21,845)	(15,380)

Other income (expense):
Interest income	3,780	1,890	1,096
Interest expense	(10,614)	(12,214)	(12,006)
Other, net	1,331	699	3,705

Total other expense, net	(5,503)	(9,625)	(7,205)

Loss before income taxes	(174,273)	(31,470)	(22,585)
Income tax benefit (expense)	38,414	—	(179)

Loss from continuing operations	(135,859)	(31,470)	(22,764)

Discontinued operations:
Income (loss) from discontinued operations before income taxes	7,473	(4,870)	(22,323)
Gain on sale of Oncology Product Line before income taxes	135,778	—	—
Income tax expense on discontinued operations	(39,135)	(59)	(54)

Discontinued operations	104,116	(4,929)	(22,377)

Net loss	$(31,743)	$(36,399)	$(45,141)

Basic and diluted per share amounts:
Loss from continuing operations	$(1.69)	$(0.43)	$(0.31)
Discontinued operations	1.30	(0.06)	(0.30)

Net loss	$(0.39)	$(0.49)	$(0.61)

Weighted average number of common shares	80,618,528	74,019,501	73,692,987

See accompanying notes to these consolidated financial statements.

LIGAND PHARMACEUTICALS INCORPORATED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE LOSS
(in thousands, except share data)

				Accumulated
			Additional	other				Total
	Common stock		paid-in	comprehensive	Accumulated	Treasury stock		stockholders’	Comprehensive
	Shares	Amount	capital	income (loss)	deficit	Shares	Amount	equity (deficit)	loss
Balance at January 1, 2004	72,085,399	$72	$712,870	$(66)	$(749,519)	(73,842)	$(911)	$(37,554)
Issuance of common stock	885,271	1	6,618	—	—	—	—	6,619
Effect of common stock redemption	—	—	294	—	—	—	—	294
Income tax benefits of stock option deductions	—	—	81	—	—	—	—	81
Unrealized net gains on available-for-sale securities	—	—	—	282	—	—	—	282	$282
Stock-based compensation	—	—	89	—	—	—	—	89
Foreign currency translation adjustments	—	—	—	13	—	—	—	13	13
Net loss	—	—	—	—	(45,141)	—	—	(45,141)	(45,141)

Balance at December 31, 2004	72,970,670	73	719,952	229	(794,660)	(73,842)	(911)	(75,317)	$(44,846)

Issuance of common stock	165,670	—	930	—	—	—	—	930
Unrealized net gains on available-for-sale securities	—	—	—	184	—	—	—	184	$184
Reclassification adjustment for losses on sales of available-for-sale securities	—	—	—	261	—	—	—	261	261
Stock-based compensation	—	—	106	—	—	—	—	106
Foreign currency translation adjustments	—	—	—	(184)	—	—	—	(184)	(184)
Net loss	—	—	—	—	(36,399)	—	—	(36,399)	(36,399)

Balance at December 31, 2005	73,136,340	73	720,988	490	(831,059)	(73,842)	(911)	(110,419)	$(36,138)

Issuance of common stock upon exercise of stock options and restricted stock grants	1,268,159	2	10,820	—	—	—	—	10,822
Issuance of common stock on conversion of debt	25,149,005	25	154,300	—	—	—	—	154,325
Unrealized net gains on available-for-sale securities	—	—	—	281	—	—	—	281	$281
Reclassification adjustment for gains on sales of available-for-sale securities	—	—	—	(1,029)	—	—	—	(1,029)	(1,029)
Stock-based compensation	—	—	5,338	—	—	—	—	5,338
Foreign currency translation adjustments	—	—	—	(223)	—	—	—	(223)	(223)
Net loss	—	—	—	—	(31,743)	—	—	(31,743)	(31,743)

Balance at December 31, 2006	99,553,504	$100	$891,446	$(481)	$(862,802)	(73,842)	$(911)	$27,352	$(32,714)

See accompanying notes to these consolidated financial statements.

LIGAND PHARMACEUTICALS INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2006	2005	2004
Operating activities
Net loss	$(31,743)	$(36,399)	$(45,141)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Gain on sale of Oncology Product Line	(135,778)	—	—
Gain on sale leaseback	(3,119)	—	—
Accretion of deferred gain on sale leaseback	(278)	—	—
Amortization of acquired technology and royalty and license rights	12,154	13,945	10,946
Depreciation and amortization of property and equipment	3,227	3,724	3,355
Non-cash development milestone	—	—	(1,956)
Amortization of debt discount and issuance costs	836	1,038	974
Loss on asset write-offs	998	—	—
Gain on sale of investment	(1,205)	(713)	—
Gain on sale of equity investment	—	—	(3,705)
Stock-based compensation	5,338	106	89
Non-cash co-promote termination expense	93,328	—	—
Non-cash interest expense	561	—	—
Other	(179)	29	—
Changes in operating assets and liabilities:
Accounts receivable, net	9,433	9,893	(11,946)
Inventories, net	1,584	(3,430)	(3,292)
Other current assets	6,581	1,963	(1,352)
Accounts payable and accrued liabilities	(27,640)	13,687	9,753
Other liabilities	—	(159)	156
Deferred revenue, net	(72,619)	4,681	47,873

Net cash provided by (used in) operating activities	(138,521)	8,365	5,754

Investing activities
Proceeds from sale of Oncology Product Line	183,332	—	—
Proceeds from sale of building	46,886	—	—
Purchases of short-term investments	(18,383)	(29,456)	(26,322)
Proceeds from sale of short-term investments	25,554	31,323	40,464
Decrease (increase) in restricted cash and investments	(38,814)	(170)	9,204
Purchases of property and equipment	(1,783)	(2,596)	(3,604)
Payment to buy-down ONTAK royalty obligation	—	(33,000)	—
Other, net	73	181	(131)

Net cash provided by (used in) investing activities	196,865	(33,718)	19,611

Financing activities
Proceeds from note payable to King	37,750	—	—
Principal payments on equipment financing obligations	(2,537)	(2,795)	(2,650)
Proceeds from equipment financing arrangements	1,030	2,019	4,429
Net proceeds from issuance of common stock	9,050	930	6,619
Decrease in other long-term liabilities	(153)	(35)	(189)
Repayment of long-term debt	(11,839)	(320)	(294)

Net cash provided by (used in) financing activities	33,301	(201)	7,915

Net increase (decrease) in cash and cash equivalents	91,645	(25,554)	33,280
Cash and cash equivalents at beginning of year	66,756	92,310	59,030

Cash and cash equivalents at end of year	$158,401	$66,756	$92,310

Supplemental disclosure of cash flow information
Interest paid	$9,792	$11,421	$10,468
Supplemental schedule of non-cash investing and financing activities
Receipt and retirement of common stock in settlement of Pfizer development milestone	—	—	1,956
Receipt of Exelixis, Inc. common stock upon sale of equity investment in X- Ceptor	—	—	3,908
Conversion of 6% convertible subordinated notes into common stock:
Conversion of principal amount of convertible notes	155,250	—	—
Conversion of unamortized debt issue costs	(1,357)	—	—
Conversion of unpaid accrued interest	(454)	—	—
Employee stock option exercises	1,770	—	—
See accompanying notes to these consolidated financial statements.

LIGAND PHARMACEUTICALS INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. The Company and Its Business
     Ligand Pharmaceuticals Incorporated, a Delaware corporation (the “Company” or “Ligand”), is an early-stage biotech company that focuses on discovering and developing new drugs that address critical unmet medical needs in the areas of thrombocytopenia, cancer, hepatitis C, hormone-related diseases, osteoporosis and inflammatory diseases. Ligand strives to develop drugs that are more effective and/or safer than existing therapies, that are more convenient and that are cost effective The consolidated financial statements include the Company’s wholly owned subsidiaries, Ligand Pharmaceuticals International, Inc., Ligand Pharmaceuticals (Canada) Incorporated, Seragen, Inc. (“Seragen”) and Nexus Equity VI LLC (“Nexus”).
     As further discussed in Note 3, the Company sold its oncology product line (“Oncology”) on October 25, 2006. The operating results for Oncology have been presented in the accompanying consolidated financial statements as “Discontinued Operations”. Additionally, as discussed in Note 24, on September 7, 2006, the Company announced plans to sell its AVINZA product line, subject to stockholder approval to King Pharmaceuticals Inc. (“King”). AVINZA is a product for the relief of chronic, moderate to severe pain which was launched in June 2002. Due to the uncertainty surrounding stockholder approval as of December 31, 2006, the operating results for the AVINZA product line do not qualify for discontinued operations (held for sale) presentation and therefore are presented in the accompanying consolidated financial statements as continuing operations. Stockholder approval was obtained on February 12, 2007 and the sales transaction with King subsequently closed on February 26, 2007. Furthermore, as discussed in Note 21, the Company, along with its wholly-owned subsidiary Nexus, entered into an agreement with Slough Estates USA, Inc. (“Slough”) for the sale of the Company’s real property located in San Diego, California. The transaction closed in November 2006 and includes an agreement between the Company and Slough for the Company to leaseback the building for a period of 15 years. In connection with the sale transaction, on November 6, 2006, the Company paid off the existing mortgage on the building of approximately $11.6 million.
     The Company’s other potential products are in various stages of development. Potential products that are promising at early stages of development may not reach the market for a number of reasons. A significant portion of the Company’s revenues to date have been derived from research and development agreements with major pharmaceutical collaborators. Prior to generating revenues from these products, the Company or its collaborators must complete the development of the products in the human health care market. No assurance can be given that: (1) product development efforts will be successful, (2) required regulatory approvals for any indication will be obtained, (3) any products, if introduced, will be capable of being produced in commercial quantities at reasonable costs or, (4) patient and physician acceptance of these products will be achieved. There can be no assurance that Ligand will ever achieve or sustain annual profitability.
     The Company faces risks common to companies whose products are in various stages of development. These risks include, among others, the Company’s need for additional financing to complete its research and development programs and commercialize its technologies. The Company has incurred significant losses since its inception. At December 31, 2006, the Company’s accumulated deficit was $862.8 million. The Company expects to continue to incur substantial research and development expenses.
     The Company believes that patents and other proprietary rights are important to its business. Its policy is to file patent applications to protect technology, inventions and improvements to its inventions that are considered important to the development of its business. The patent positions of pharmaceutical and biotechnology firms, including the Company, are uncertain and involve complex legal and technical questions for which important legal principles are largely unresolved.

2. Significant Accounting Policies
Principles of Consolidation
     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and contingent liabilities, at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company’s critical accounting policies are those that are both most important to the Company’s consolidated financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may materially vary from these estimates.
Cash, Cash Equivalents and Short-term Investments
     Cash and cash equivalents consist of cash and highly liquid securities with maturities at the date of acquisition of three months or less. Non-restricted equity and debt security investments with a maturity of more than three months are considered short-term investments and have been classified by management as available-for-sale. Such investments are carried at fair value, with unrealized gains and losses included as a separate component of stockholders’ deficit. The Company determines cost based on the specific identification method.
Restricted Cash and Investments
     Restricted cash and investments consist of certificates of deposit held with a financial institution as collateral under equipment financing and third-party service provider arrangements, and funds held in an escrow account with a financial institution to be used to repay a loan due to King. The King loan, including accrued interest, was subsequently paid in January 2007 (see Note 24). The certificates of deposit have been classified by management as held-to-maturity and are accounted for at amortized cost (see Note 12).
Concentrations of Credit Risk
     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, investments and accounts receivable.
     The Company invests its excess cash principally in United States government debt securities, investment grade corporate debt securities and certificates of deposit. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any significant losses on its cash equivalents, short-term investments or restricted investments.
     Trade accounts receivable represent the Company’s most significant credit risk. The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors throughout the United States. Prior to entering into sales agreements with new customers, and on an ongoing basis for existing customers, the Company performs credit evaluations. To date, the Company has not experienced significant losses on customer accounts.
     As more fully discussed in Note 6, the Company sells certain of its accounts receivable under a non-recourse factoring arrangement with a finance company. The Company can transfer funds in any amount up to a specified percentage of the net amount due from the Company’s trade customers at the time of the sale to the finance company, with the remaining funds available upon collection or write-off of the trade receivable. As of December 31, 2006, the gross amount due from the finance company was $1.0 million.

Inventories, net
     Inventories, net are stated at the lower of cost or market value. Cost is determined using the first-in-first-out method. Inventories, net consist of the following (in thousands):

	December 31,
	2006	2005
Raw materials	$—	$1,508
Work-in-process	1,041	9,115
Finished goods	2,968	6,324
Less inventory reserves	(153)	(1,745)

	3,856	15,202
Less current portion	(3,856)	(9,333)

Long-term portion of inventories, net	$—	$5,869

     The long-term portion of inventories, net as of December 31, 2005 is comprised of oncology product inventory which was sold in connection with the sale of our Oncology Product Line on October 25, 2006 (see Note 3).
Property and Equipment
     Property and equipment is stated at cost and consists of the following (in thousands):

	December 31,
	2006	2005
Land	$—	$5,176
Equipment, building, and leasehold improvements	45,835	61,732
Less accumulated depreciation and amortization	(40,284)	(44,425)

	$5,551	$22,483

     Depreciation of equipment and building is computed using the straight-line method over the estimated useful lives of the assets which range from three to thirty years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or their related lease term, whichever is shorter.
Acquired Technology, Product Rights and Royalty Buy-Down
     In accordance with SFAS No. 142, Goodwill and Other Intangibles, the Company amortizes intangible assets with finite lives in a manner that reflects the pattern in which the economic benefits of the assets are consumed or otherwise used up. If that pattern cannot be reliably determined, the assets are amortized using the straight-line method.
     Acquired technology, product rights and royalty buy-down, net as of December 31, 2006 represent payments related to the Company’s acquisition of license rights for AVINZA. Because the Company cannot reliably determine the pattern in which the economic benefits of the acquired technology and products rights are realized, acquired technology and product rights are amortized on a straight-line basis over 15 years, which approximated the remaining patent life at the time the asset was acquired and otherwise represents the period estimated to be benefited. Specifically, the AVINZA asset is being amortized through November 2017, the expiration of its U.S. patent.

     Acquired technology, product rights and royalty buy-down, net consist of the following (in thousands):

	December 31,
	2006	2005
AVINZA	$114,437	$114,437
Less accumulated amortization	(31,354)	(23,725)

	83,083	90,712

ONTAK	—	78,312
Less accumulated amortization	—	(22,254)

	—	56,058

	$83,083	$146,770

     Amortization of acquired technology, product rights and royalty buy-down, net for continuing operations was $7.6 million for each of the years ended December 31, 2006, 2005 and 2004. Amortization of acquired technology, product rights and royalty buy-down, net for discontinued operations was $4.3 million, $6.0 million, and $3.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. Acquired technology, product rights and royalty buy-down related to ONTAK were sold effective October 25, 2006 in connection with the sale of the Company’s Oncology Product Line (see Note 3). Additionally, the AVINZA assets were subsequently sold as part of the sale of the Company’s AVINZA product line on February 26, 2007 (see Note 24).
Impairment of Long-Lived Assets
     The Company reviews long-lived assets for impairment annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value for the Company’s long-lived assets is determined using the expected cash flows discounted at a rate commensurate with the risk involved. During the fourth quarter of 2006, the Company recorded an impairment charge of approximately $1.1 million to reflect the discontinuation of certain operational software. As of December 31, 2006, the Company believes that the future cash flows to be received from its long-lived assets will exceed the assets’ carrying value.
Fair Value of Financial Instruments
     The carrying amount of cash, cash equivalents, short-term investments, accounts receivable, restricted investments, accounts payable, accrued liabilities and short-term debt at December 31, 2006 and 2005 are considered to be a reasonable estimate of their fair values due to the short-term nature of those instruments. As of December 31, 2006 and 2005, the carrying amount of equipment financing obligations represents a reasonable estimate of their fair value due to their interest rates approximating current market rates. As of December 31, 2006, the co-promote termination liability is recorded at fair value.
     The carrying value and estimated fair value of the Company’s long-term debt at December 31, 2005 is as follows (in thousands):

	December 31, 2005
		Estimated
	Carrying Value	Fair Value
6% Convertible Subordinated Notes	$155,250	$280,040
Note payable to bank	11,839	12,196
     Estimated fair value amounts have been determined using available market information.

Revenue Recognition
     The Company generates revenue from product sales, collaborative research and development arrangements, and other activities such as distribution agreements, royalties, and sales of technology rights. Payments received under such arrangements may include non-refundable fees at the inception of the contract for technology rights under collaborative arrangements or product rights under distribution agreements, fully burdened funding for services performed during the research phase of collaborative arrangements, milestone payments for specific achievements designated in the collaborative or distribution agreements, royalties on sales of products resulting from collaborative arrangements, and payments for the supply of products under distribution agreements.
     The Company recognizes revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 101 – Revenue Recognition, as amended by SAB 104 (hereinafter referred to as SAB 104) and SFAS 48 – Revenue Recognition When Right of Return Exists (“SFAS 48”). SAB 104 states that revenue should not be recognized until it is realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1)persuasive evidence of an arrangement exists; (2)delivery has occurred or services have been rendered; (3)the seller’s price to the buyer is fixed and determinable; and (4)collectibility is reasonably assured. SFAS 48 states that revenue from sales transactions where the buyer has the right to return the product shall be recognized at the time of sale only if (1)the seller’s price to the buyer is substantially fixed or determinable at the date of sale, (2)the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product, (3)the buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product, (4)the buyer acquiring the product for resale has economic substance apart from that provided by the seller, (5)the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer, and (6)the amount of future returns can be reasonably estimated.
Net Product Sales
     The Company’s AVINZA net product sales are determined on a sell-through basis whereby the Company does not recognize revenue upon shipment of product to the wholesaler. For these product sales, the Company invoices the wholesaler, records deferred revenue at gross invoice sales price less estimated cash discounts, rebates and chargebacks, and classifies the inventory held by the wholesaler as “deferred cost of goods sold” within “Other current assets.” At that point, the Company makes an estimate of units that may be returned and records a reserve for those units against the “deferred cost of goods sold” account. The Company recognizes revenue when such inventory is sold through (as defined hereafter), on a first-in first-out (FIFO) basis. Sell through for AVINZA is considered to be at the prescription level or at the point of patient consumption for channels with no prescription requirements.
     Additionally under the sell-through method, royalties paid based on unit shipments to wholesalers are deferred and recognized as royalty expense as those units are sold through and recognized as revenue. Royalties paid to technology partners are deferred as the Company has the right to offset royalties paid for product that are later returned against subsequent royalty obligations. Royalties for which the Company does not have the ability to offset (for example, at the end of the contractual royalty period) are expensed in the period the royalty obligation becomes due.
     The Company estimates sell-through based upon (1) analysis of third-party information, including information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers, and third-party market research data, and (2) the Company’s internal product movement information. To assess the reasonableness of third-party demand (i.e. sell-through) information, the Company prepares separate demand reconciliations based on inventory in the distribution channel. Differences identified through these reconciliations outside an acceptable range are recognized as an adjustment to the third-party reported demand in the period those differences are identified. This adjustment mechanism is designed to identify and correct for any material variances between reported and actual demand over time and other potential anomalies such as inventory shrinkage at wholesalers. The Company’s estimates are subject to the inherent limitations of estimates that rely on third-party data, as certain third-party information is itself in the form of estimates. The Company’s sales and revenue recognition under the sell-through method reflect the Company’s estimates of actual product sold through the channel.

     The Company uses information from external sources to estimate gross product sales under the sell-through revenue recognition method and significant gross to net sales adjustments. The Company’s estimates include product information with respect to prescriptions, wholesaler out-movement and inventory levels, and retail pharmacy stocking levels, and internal information. The Company receives information from IMS Health, a supplier of market research to the pharmaceutical industry, which it uses to estimate sell-through demand for its products and retail pharmacy inventory levels. The Company also receives wholesaler out-movement and inventory information from its wholesaler customers that is used to support and validate the demand-based, sell-through revenue recognition estimates. The inventory information received from wholesalers is a product of their record-keeping process and their internal controls surrounding such processes.
     The Company’s total net product sales from continuing operations in 2006 were $137.0 million compared to $112.8 million in 2005 and $69.5 million in 2004.
Sale of Royalty Rights
     Revenue from the sale of royalty rights represents the sale to third parties of rights for and exercise of options to acquire future royalties the Company may earn from the sale of products in development with its collaborative partners. If the Company has no continuing involvement in the research, development or marketing of these products, sales of royalty rights are recognized as revenue in the period the transaction is consummated or the options are exercised or expire. If the Company has significant continuing involvement in the research, development or marketing of the product, proceeds for the sale of royalty rights are accounted for as a financing in accordance with Emerging Issues Task Force (EITF) 88-18, Sales of Future Revenues (See Note 11).
Collaborative Research and Development and Other Revenues
     Collaborative research and development and other revenues are recognized as services are performed consistent with the performance requirements of the contract. Non-refundable contract fees for which no further performance obligation exists and where the Company has no continuing involvement are recognized upon the earlier of when payment is received or collection is assured. Revenue from non-refundable contract fees where Ligand has continuing involvement through research and development collaborations or other contractual obligations is recognized ratably over the development period or the period for which Ligand continues to have a performance obligation. Revenue from performance milestones is recognized upon the achievement of the milestones as specified in the respective agreement. Payments received in advance of performance or delivery are recorded as deferred revenue and subsequently recognized over the period of performance or upon delivery.
     The composition of collaborative research and development and other revenues is as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004
Collaborative research and development	$1,678	$3.513	$7,843
Development milestones and other	2,299	6,704	3,457

	$3,977	$10,217	$11,300

Deferred Revenue, Net
     Under the sell-through revenue recognition method, the Company does not recognize revenue upon shipment of product to the wholesaler. For these shipments, the Company invoices the wholesaler, records deferred revenue at gross invoice sales price, and classifies the inventory held by the wholesaler (and subsequently held by retail pharmacies as in the case of AVINZA) as deferred cost of goods sold within “other current assets.” Deferred revenue is presented net of deferred cash and other discounts. Other deferred revenue reflects certain collaborative research and development payments and the sale of certain royalty rights.

     The composition of deferred revenue, net is as follows (in thousands):

	December 31,
	2006	2005
Deferred product revenue	$58,562	$158,030
Other deferred revenue	2,546	5,296
Deferred discounts	(581)	(1,605)

Deferred revenue, net	$60,527	$161,721

Deferred revenue, net:
Current, net	$57,981	$157,519
Long-term, net	2,546	4,202

	$60,527	$161,721

Deferred product revenue, net (1)
Current	$57,981	$156,425
Long-term	—	—

	$57,981	$156,425

Other deferred revenue
Current	$—	$1,094
Long-term	2,546	4,202

	$2,546	$5,296

(1)	Deferred product revenue does not include other gross to net revenue adjustments made when the Company reports net product sales. Such adjustments include Medicaid rebates, managed health care rebates, and government chargebacks, which are included in accrued liabilities in the accompanying consolidated financial statements.
Allowance for Return Losses
     Product sales are net of adjustments for losses resulting from price increases the Company may experience on product returns from its wholesaler customers. The Company’s policy for returns of AVINZA allows customers to return the product six months prior to and six months after expiration. Upon an announced price increase, typically in the quarter prior to when a price increase becomes effective, the Company revalues its estimate of deferred product revenue to be returned to recognize the potential higher credit a wholesaler may take upon product return determined as the difference between the new price and the previous price used to value the allowance.
Medicaid Rebates
     The Company’s products are subject to state government-managed Medicaid programs whereby discounts and rebates are provided to participating state governments. Medicaid rebates are accounted for by establishing an accrual in an amount equal to the Company’s estimate of Medicaid rebate claims attributable to sales recognized in that period. The estimate of the Medicaid rebates accrual is determined primarily based on historical experience regarding Medicaid rebates, as well as current and historical prescription activity provided by external sources, current contract prices and any expected contract changes. The Company additionally considers any legal interpretations of the applicable laws related to Medicaid and qualifying federal and state government programs and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates. The Company adjusts the accrual periodically throughout each period to reflect actual experience, expected changes in future prescription volumes and any changes in business circumstances or trends.
Government Chargebacks
     The Company’s products are subject to certain programs with federal government entities and other parties whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower vendor price, and the wholesalers charge the difference between their acquisition cost and the lower vendor price back to the Company. Chargebacks are accounted for by establishing an accrual in an amount equal to the estimate of chargeback claims. The Company determines estimates of the chargebacks primarily based on historical experience regarding chargebacks and current contract prices under the vendor programs. The Company considers vendor payments and claim processing time lags and adjusts the accrual periodically throughout each period to reflect actual experience and any changes in business circumstances or trends.
Oncology Product Returns
     In connection with the sale of the oncology product line to Eisai Inc. (see Note 3), the Company retained the obligation for returns of product that were shipped to wholesalers prior to the close of the transaction on October 25, 2006. The accrual for oncology product returns, which was recorded as part of the accounting for the sales transaction, is based on historical experience. Any subsequent changes to the Company’s estimate of oncology product returns will be accounted for as a component of discontinued operations.
Managed Health Care Rebates and Other Contract Discounts
     The Company offers rebates and discounts to managed health care organizations and to other contract counterparties such as hospitals and group purchasing organizations in the U.S. Managed health care rebates and other contract discounts are accounted for by establishing an accrual in an amount equal to the estimate of managed health care rebates and other contract discounts. Estimates of the managed health care rebates and other contract discounts accruals are determined primarily based on historical experience regarding these rebates and discounts and current contract prices. The Company also considers the current and historical prescription activity provided by external sources, current contract prices and any expected contract changes and adjusts the accrual periodically throughout each period to reflect actual experience and any changes in business circumstances or trends.
Costs and Expenses
     Cost of products sold includes manufacturing costs, amortization of acquired technology and product rights, and royalty expenses associated with the Company’s commercial products. Research and development costs are expensed as incurred. Amounts paid for products or to buy-out product royalty obligations for which a new drug application has been filed with the United States Food and Drug Administration (“FDA”) are capitalized. Research and development expenses from continuing operations were $41.9 million, $33.1 million, and $32.7 million in 2006, 2005, and 2004, respectively, of which approximately 95%, 89%, and 76% were sponsored by Ligand, and the remainder of which was funded pursuant to collaborative research and development arrangements.
Advertising Expenses
     Advertising expenses, including advertising incurred through co-promotion arrangements, are expensed as incurred.
Debt Issuance Costs
     The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt.
Income Taxes
     The Company recognizes liabilities or assets for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. SFAS 109 requires that a valuation allowance be established when management determines that it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company evaluates the realizability of its net deferred tax assets on a quarterly basis and valuation allowances are provided, as necessary. During this evaluation, the Company reviews its forecasts of income in conjunction with other positive and negative evidence surrounding the realizability of its deferred tax assets to determine if a valuation allowance is required. Adjustments to the valuation allowance will increase or decrease the Company’s income tax provision or benefit. The Company also applies the guidance of SFAS 109 to determine the amount of income tax expense or benefit to be allocated among continuing operations, discontinued operations, and items charged or credited directly to stockholders’ equity (deficit).
     Due to the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS 123R”) beginning January 1, 2006, the Company recognizes windfall tax benefits associated with the exercise of stock options directly to stockholders’ equity (deficit) only when realized. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from windfall tax benefits occurring from January 1, 2006 onward. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee’s disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the with-and-without method, excluding the indirect effects, under which current year share-based compensation deductions are assumed to be utilized after net operating loss carryforwards and other tax attributes.
Income (Loss) Per Share
     Net loss per share is computed using the weighted average number of common shares outstanding. Basic and diluted income (loss) per share amounts are equivalent for the periods presented as the inclusion of potential common shares in the number of shares used for the diluted computation would be anti-dilutive to loss per share from continuing operations. In accordance with SFAS No. 128, Earnings Per Share, no potential common shares are included in the computation of any diluted per share amounts, including income (loss) per share from discontinued operations, as the Company reported a net loss from continuing operations for all periods presented. Potential common shares, the shares that would be issued upon the conversion of convertible notes and the exercise of outstanding warrants and stock options, were 5.8 million, 32.7 million, and 32.4 million at December 31, 2006, 2005, and 2004, respectively. In 2006, the holders of the convertible notes converted all of the notes into approximately 25.1 million shares of the Company’s common stock. Additionally, in 2006, all outstanding warrants to purchase 748,800 shares of the Company’s common stock expired.
Accounting for Stock-Based Compensation
     Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The pro forma effects of employee stock options were disclosed as required by Financial Accounting Standard Board Statement (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”).
     Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), using the modified prospective transition method. No stock-based employee compensation cost was recognized prior to January 1, 2006, as all options granted prior to 2006 had an exercise price equal to the market value of the underlying common stock on the date of the grant. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). Under the transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted in 2006, based on grant-date fair value estimated in accordance with the provisions of SFAS 123(R). For 2006, the Company recognized additional compensation expense of $4.8 million ($0.06 per share) due to the implementation of SFAS 123(R).
     Additionally, the Company accounts for the fair value of options granted to non-employee consultants under Emerging Issues Task Force (“EITF”) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

     Results for 2005 and 2004 have not been retrospectively adjusted. The fair value of the options was estimated using a Black-Scholes option-pricing formula and amortized to expense over the options’ vesting periods.
     The following table illustrates the pro forma effect of share-based compensation on net loss and loss per share for 2005 and 2004 (in thousands, except per share data):

	Years Ended December 31,
	2005	2004
Net loss, as reported	$(36,399)	$(45,141)

Stock-based employee compensation expense included in reported net loss	107	89
Less: total stock-based compensation expense determined under fair value based method for all awards continuing to vest	(3,008)	(7,674)
Less: total stock-based compensation expense determined under fair value based method for options accelerated in January 2005 (1)	(12,455)	—

Net loss, pro forma	$(51,755)	$(52,726)

Basic and diluted per share amounts:
Net loss per share, as reported	$(0.49)	$(0.61)

Net loss per share, pro forma	$(0.70)	$(0.72)

(1)	Represents pro forma unrecognized expense for accelerated options as of the date of acceleration.
     The estimated weighted average fair value at grant date for the options granted for 2005 and 2004 was $8.13 and $14.93, respectively.
     On January 31, 2005, Ligand accelerated the vesting of certain unvested and “out-of-the-money” stock options previously awarded to the executive officers and other employees under the Company’s 1992 and 2002 stock option plans which had an exercise price greater than $10.41, the closing price of the Company’s stock on that date. The vesting for options to purchase approximately 1.3 million shares of common stock (of which approximately 450,000 shares were subject to options held by the executive officers) were accelerated. Options held by non-employee directors were not accelerated.
     Holders of incentive stock options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, were given the election to decline the acceleration of their options if such acceleration would have the effect of changing the status of such option for federal income tax purposes from an ISO to a non-qualified stock option. In addition, the executive officers plus other members of senior management agreed that they will not sell any shares acquired through the exercise of an accelerated option prior to the date on which the exercise would have been permitted under the option’s original vesting terms. This agreement does not apply to a) shares sold in order to pay applicable taxes resulting from the exercise of an accelerated option or b) upon the officers’ retirement or other termination of employment.
     The purpose of the acceleration was to eliminate any future compensation expense the Company would have otherwise recognized in its statement of operations with respect to these options upon the implementation of SFAS 123(R).
     The Company grants options to employees, non-employee consultants, and non-employee directors. Additionally, the Company granted restricted stock to non-employee directors in the first quarter of 2006. Non-employee directors are accounted for as employees under SFAS 123(R). Options and restricted stock granted to certain directors vest in equal monthly installments over one year. Options granted to employees vest 1/8 on the six month anniversary and 1/48 each month thereafter for forty-two months. Options granted to non-employee consultants generally vest between 24 and 36 months. All option awards generally expire ten years from the date of the grant.

     Stock-based compensation cost for awards to employees and non-employee directors is recognized on a straight-line basis over the vesting period until the last tranche vests. Compensation cost for consultant awards is recognized over each separate tranche’s vesting period. The Company recognized compensation expense of approximately $5.3 million for 2006 associated with option awards and restricted stock. Of the total compensation expense for 2006 associated with option awards, approximately $0.3 million related to options granted to non-employee consultants and $0.2 million related to restricted stock granted. There was no deferred tax benefit recognized in connection with this cost.
     The fair-value for options that were awarded to employees and directors was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

	Years Ended December 31,
	2006	2005	2004
Risk-free interest rate	4.3% to 5.0%	4.35%	3.61%
Dividend yield	—	—	—
Expected volatility	70%	72%	74%
Expected term	6 years	5 years	5 years
     The expected term of the employee and non-employee director options is the estimated weighted-average period until exercise or cancellation of vested options (forfeited unvested options are not considered). SAB 107 guidance permits companies to use a “safe harbor” expected term assumption for grants up to December 31, 2007 based on the mid-point of the period between vesting date and contractual term, averaged on a tranche-by-tranche basis. The Company used the safe harbor in selecting the expected term assumption in 2006. The expected term for consultant awards is the remaining period to contractual expiration.
     Volatility is a measure of the expected amount of variability in the stock price over the expected life of an option expressed as a standard deviation. SFAS 123(R) requires an estimate of future volatility. In selecting this assumption, the Company used the historical volatility of the Company’s stock price over a period equal to the expected term.
     For options granted to the Company’s former Chief Executive Officer (“CEO”) and for shares purchased under the Company’s employee stock purchase plan (“ESPP”), an expected volatility of 50% was used for 2006. The expected term of the options granted to the former CEO was 5.5 months. The expected term for shares issued under the ESPP is three months.
Employee Stock Purchase Plan
     The Company also has an employee stock purchase plan (the “2002 ESPP”). The 2002 ESPP was originally adopted July 1, 2001 and amended through June 30, 2003 to allow employees to purchase a limited amount of common stock at the end of each three month period at a price equal to the lesser of 85% of fair market value on a) the first trading day of the period, or b) the last trading day of the Lookback period (the “Lookback Provision”). The 15% discount and the Lookback Provision make the 2002 ESPP compensatory under SFAS 123(R). Stock purchases under the 2002 ESPP in 2006 resulted in an expense of $0.1 million. Since the adoption of the 2002 ESPP in 2001, a total of 510,248 shares of common stock has been reserved for issuance by Ligand under the 2002 ESPP (includes shares transferred from the predecessor plan). As of December 31, 2006, 387,501 shares of common stock had been issued under the 2002 ESPP to employees and 122,747 shares are available for future issuance. There were 24,763 shares of common stock issued under the 2002 ESPP in 2006.
Comprehensive Loss
     Comprehensive loss represents net loss adjusted for the change during the periods presented in unrealized gains and losses on available-for-sale securities less reclassification adjustments for realized gains or losses included in net loss, as well as foreign currency translation adjustments. The accumulated unrealized gains or losses and cumulative foreign currency translation adjustments are reported as accumulated other comprehensive income (loss) as a separate component of stockholders’ equity (deficit).

Segment Reporting
     The Company currently operates in a single operating segment. The Company generates revenue from various sources that result primarily from its underlying research and development activities. In addition, financial results are prepared and reviewed by management as a single operating segment. The Company continually evaluates the benefits of operating in distinct segments and will report accordingly when such distinction is made.
Guarantees and Indemnifications
     The Company accounts for and discloses guarantees in accordance with FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34. The following is a summary of the Company’s agreements that the Company has determined are within the scope of FIN 45:
     Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer’s or director’s serving in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has a directors and officers liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2006 and 2005. These insurance policies, however, do not cover the ongoing legal costs or the fines, if any, that may become due in connection with the ongoing SEC investigation of the Company, following the use of prior directors and officers liability insurance policy limits to settle certain shareholder litigation matters (see discussion of SEC investigation and shareholder litigation settlements at Note 12). The SEC investigation is ongoing, and the Company is currently unable to assess the duration, extent, and cost of such investigation. Further, the Company is unable to assess the amount of such costs that may in turn be required to be reimbursed to any individual director or officer under the Company’s indemnification agreements as the scope of the investigation cannot be apportioned amongst the Company and the indemnified officers and directors. Accordingly, a liability has not been recorded for the fair value of the ongoing and ultimate obligations, if any, related to the SEC investigation.
     The Company may enter into other indemnification provisions under its agreements with other companies in its ordinary course of business, typically with business partners, suppliers, contractors, customers and landlords. Under these provisions the Company generally indemnifies and holds harmless the indemnified party for direct losses suffered or incurred by the indemnified party as a result of the Company’s activities or, in some cases, as a result of the indemnified party’s activities under the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2006 and 2005.
3. Discontinued Operations
     On September 7, 2006, the Company, Eisai Inc., a Delaware corporation and Eisai Co., Ltd., a Japanese company (together with Eisai Inc., “Eisai”), entered into a purchase agreement (the “Oncology Purchase Agreement”) pursuant to which Eisai agreed to acquire all of the Company’s worldwide rights in and to the Company’s oncology products, including, among other things, all related inventory, equipment, records and intellectual property, and assume certain liabilities (the “Oncology Product Line”) as set forth in the Oncology Purchase Agreement. The Oncology Product Line included the Company’s four marketed oncology drugs: ONTAK, Targretin capsules, Targretin gel and Panretin gel. Pursuant to the Oncology Purchase Agreement, at closing on October 25, 2006, Ligand received approximately $185.0 million in net cash proceeds, net of $20.0 million that was funded into an escrow account to support any indemnification claims made by Eisai following the closing of the sale. Eisai also assumed certain liabilities. Of the escrowed amounts not required for claims to Eisai, 50% of the then existing amount will be released on April 25, 2007 with the remaining available balance to be released on October 25, 2007. The Company also incurred approximately $1.7 million in transaction fees and costs associated with the sale that are not reflected in net cash proceeds. The Company recorded a pre-tax gain on the sale of $135.8 million in the fourth quarter of 2006.

     Additionally, $38.6 million of the proceeds received from Eisai were deposited into an escrow account to repay a loan received from King, the proceeds of which were used to pay the Company’s co-promote termination obligation to Organon in October 2006. The escrow amounts were released and the loan repaid to King in January 2007 (see Note 24).
     In connection with the Oncology Purchase Agreement with Eisai, the Company entered into a transition services agreement whereby the Company agreed to perform certain transition services for Eisai, in order to effect, as rapidly as practicable, the transition of purchased assets from Ligand to Eisai. In exchange for these services, Eisai pays the Company a monthly service fee. The term of the transition services provided is generally three months; however, certain services will be provided for a period of up to eight months. Fees earned under the transition services agreement, which were recorded as an offset to operating expenses in the fourth quarter of 2006, were approximately $1.9 million.
     The Company has agreed to indemnify Eisai, after the closing, for damages suffered by Eisai arising for any breach of any of the representations, warranties, covenants or obligations the Company made in the Oncology Purchase Agreement. The Company’s obligation to indemnify Eisai survives the closing in some cases up to 18 or 36 months following the closing, and in other cases, until the expiration of the applicable statute of limitations. In a few instances, the Company’s obligation to indemnify Eisai survives in perpetuity. The Company’s agreement with Eisai required that $20 million of the total upfront cash payment be deposited into an escrow account to secure the Company’s indemnification obligations to Eisai after the closing. The Company’s indemnification obligations could cause the Company to be liable to Eisai, under certain circumstances, in excess of the amounts set forth in the escrow account. The Company’s liability for any indemnification claim brought by Eisai is generally limited to $30 million. However, the Company’s obligation to provide indemnification on certain matters is not subject to these indemnification limits. For example, the Company agreed to retain, and provide indemnification without limitation to Eisai for, all liabilities related to certain claims regarding promotional materials for the ONTAK and Targretin drug products. The Company cannot estimate the liabilities that may arise as a result of these matters.

     Assets and liabilities of the Company’s Oncology Product Line on October 25, 2006 were as follows (in thousands):

ASSETS
Current assets:
Current portion of inventories, net (1)	$5,849
Other current assets (2)	1,421

Total current portion of assets disposed	7,270

Long-term portion of inventories, net (1)	3,913
Equipment, net of accumulated depreciation (1)	50
Acquired technology, product rights and royalty buy-down, net (1)	51,717
Other assets (1)	2,127

Total long-term portion of assets disposed	57,807

Total assets disposed	$65,077

LIABILITIES
Current liabilities:
Current portion of deferred revenue, net (2)	$27,116

Total current portion of liabilities disposed	27,116

Long-term portion of deferred revenue, net (2)	1,459
Other long-term liabilities (1)	522

Total long-term portion of liabilities disposed	1,981

Total liabilities disposed	$29,097

(1)	Represents assets acquired or liabilities assumed by Eisai in accordance with the terms of the Oncology Purchase Agreement.

(2)	Represents assets or liabilities eliminated from the Company’s consolidated balance sheet in connection with the Oncology sale transaction.
     Prior to the Oncology sale, the Company recorded accruals for rebates, chargebacks, and other discounts related to Oncology products when product sales were recognized as revenue under the sell-through method. Upon the Oncology sale, the Company accrued for rebates, chargebacks, and other discounts related to Oncology products in the distribution channel which had not sold-through at the time of the Oncology sale and for which the Company retained the liability subsequent to the Oncology sale. The Company recorded a charge of $11.5 million reflected as a reduction to the gain on sale for these accruals. These accruals are $7.1 million as of December 31, 2006 and are included in accrued liabilities in the accompanying consolidated balance sheet.
     Additionally, and pursuant to the terms of the Oncology Purchase Agreement, the Company retained the liability for returns of product from wholesalers that had been sold by the Company prior to the close of the transaction. Accordingly, as part of the accounting for the gain on the sale of the Oncology Product Line, the Company recorded a reserve for Oncology product returns. Under the sell-through revenue recognition method, the Company previously did not record a reserve for returns from wholesalers. This reserve is $5.6 million as of December 31, 2006 and is included in accrued liabilities in the accompanying consolidated balance sheet.

     The following table summarizes results from discontinued operations for 2006, 2005 and 2004 included in the consolidated statements of operations (in thousands)

	Years Ended December 31,
	2006	2005	2004
Product sales	$47,512	$53,288	$50,865
Collaborative research and development and other revenues	208	310	535

Total revenues	47,720	53,598	51,400

Operating costs and expenses:
Cost of products sold	13,410	16,757	21,540
Research and development	12,895	22,979	32,484
Selling, general and administrative	13,891	18,488	19,367

Total operating costs and expenses	40,196	58,224	73,391

Income (loss) from operations	7,524	(4,626)	(21,991)
Interest expense	(51)	(244)	(332)

Income (loss) before income taxes	$7,473	$(4,870)	$(22,323)

A comparison of sales by product for discontinued operations is as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004
ONTAK	$26,588	$30,996	$32,200
Targretin capsules	17,575	18,692	15,105
Targretin gel and Panretin gel	3,349	3,600	3,560

Total product sales	$47,512	$53,288	$50,865

4. Investments
     The following table summarizes the various investment categories at December 31, 2006 and 2005 (in thousands):

		Gross	Gross	Estimated
		unrealized	unrealized	fair
	Cost	gains	losses	value
December 31, 2006
U.S. government securities	$2,750	$—	$(4)	$2,746
Corporate obligations	10,681	23	(3)	10,701

	13,431	23	(7)	13,447
Certificates of deposit — restricted	1,826	—	—	1,826

Total debt securities	$15,257	$23	$(7)	$15,273

December 31, 2005
U.S. government securities	$3,538	$1	$(11)	$3,528
Corporate obligations	13,161	2	(11)	13,152

	16,699	3	(22)	16,680
Certificates of deposit — restricted	1,826	—	—	1,826

Total debt securities	18,525	3	(22)	18,506
Equity securities	2,732	1,024	(262)	3,494

	$21,257	$1,027	$(284)	$22,000

     There were no material realized gains or losses on sales of available-for-sale securities for the years ended December 31, 2006, 2005, and 2004.
     The amortized cost and estimated fair value of debt security investments at December 31, 2006, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	December 31, 2006
		Estimated
	Cost	fair value
Due in one year or less	$6,840	$6,839
Due after one year through three years	8,417	8,434

	$15,257	$15,273

5. Other Balance Sheet Details
     Accounts receivable consist of the following (in thousands):

	December 31,
	2006	2005
Trade accounts receivable	$11,018	$1,344
Due from finance company	1,033	20,464
Less discounts and allowances	(530)	(854)

	$11,521	$20,954

     Other current assets consist of the following (in thousands):

	December 31,
	2006	2005
Deferred royalty cost	$1,785	$5,203
Deferred cost of products sold	2,153	5,103
Other receivables	4,066	—
Prepaid expenses	1,442	3,878
Other	72	1,566

	$9,518	$15,750

     Other assets consist of the following (in thousands):

	December 31,
	2006	2005
Prepaid royalty buyout, net	$—	$2,312
Debt issue costs, net	—	2,193
Other	36	199

	$36	$4,704

     Accrued liabilities consist of the following (in thousands):

	December 31,
	2006	2005
Allowances for loss on returns, rebates, chargebacks, and other discounts	$14,688	$15,729
Co-promotion	14,265	24,778
Compensation	9,330	5,746
Distribution services	2,641	4,044
Royalties	1,261	1,994
Seragen purchase liability	—	2,925
Interest	776	1,164
Other	3,548	3,207

	$46,509	$59,587

     The following summarizes the activity in the accrued liability accounts related to allowances for loss on returns, rebates, chargebacks, and other discounts (in thousands):

			Managed
	Losses on		Care
	Returns Due		Rebates and
	to Changes	Medicaid	Other	Charge-	Other
	In Price (1)	Rebates	Rebates	backs	Discounts	Returns	Total
Balance at January 1, 2004	$4,347	$1,692	$426	$178	$517	$2,036	$9,196
Provision	5,018	14,430	5,773	3,962	6,495	3,015	38,693
Payments	—	(11,074)	(4,455)	(3,684)	(7,008)	—	(26,221)
Charges	(3,025)	—	—	—	—	(2,492)	(5,517)

Balance at December 31, 2004	6,340	5,048	1,744	456	4	2,559	16,151
Provision	1,801	18,852	10,592	5,874	—	3,439	40,558
Payments	—	(18,552)	(8,869)	(6,130)	(4)	—	(33,555)
Charges	(4,103)	—	—	—	—	(3,322)	(7,425)

Balance at December 31, 2005	4,038	5,348	3,467	200	—	2,676	15,729
Provision	2,324	4,515	8,131	5,624	—	1,368	21,962
Oncology Transaction Provision (2)	—	363	—	1,913	—	10,020	12,296
Payments	—	(8,820)	(8,037)	(6,457)	—	—	(23,314)
Charges	(5,021)	—	—	—	—	(6,964)	(11,985)

Balance at December 31, 2006	$1,341	$1,406	$3,561	$1,280	$—	$7,100	$14,688

(1)	The provision for losses on returns is net of changes in the allowance for such losses resulting from different actual rates of return on lots of AVINZA that close out compared to the rate of return used to initially estimate the allowance upon an announced price increase.

(2)	The 2006 oncology transaction provision amounts represent additional accruals recorded in connection with the sale of the oncology product line to Eisai on October 25, 2006. The Company will maintain the obligation for returns of product that were shipped to wholesalers prior to the close of the Eisai transaction on October 25, 2006 and chargebacks and rebates associated with product in the distribution channel as of the closing date. See Note 3 for additional information.
Employment and Severance and Retention Bonus Agreements
     In March 2006, the Company entered into letter agreements with approximately 67 key employees, including a number of our executive officers. In September 2006, the Company entered into letter agreements with ten additional employees and modified existing agreements with two employees. These letter agreements provided for certain retention or stay bonus payments to be paid in cash under specified circumstances as an additional incentive to remain employed in good standing with the Company through December 31, 2006. The Compensation Committee of the Board of Directors approved the Company’s entry into these agreements. In accordance with the SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, the cost of the plan was ratably accrued over the term of the agreements. The Company recognized approximately $2.6 million of expense under the plan in 2006. As an additional retention incentive, certain employees were also granted stock options totaling approximately 122,000 shares at an exercise price of $11.90 per share.
     In August 2006 and October 2006, the Company’s Compensation Committee approved and ratified, and began entering into additional severance agreements with certain of the Company’s officers and executive officers as additional retention incentives and to provide severance benefits to these officers that are more closely equivalent to severance benefits already in place for other executive officers.
     These additional agreements consist of (a) change of control severance agreements (“Change of Control Severance Agreement”) and b) “ordinary” severance agreements that apply regardless of a change of control (“Ordinary Severance Agreement”). Each Change of Control Severance Agreement provides for a payment of certain benefits to the officer in the event their employment is terminated without cause in connection with a change of control of the Company.

     These benefits include one year of salary, plus the average bonus (if any) for the prior two years and payment of health care premiums for one year. With certain exceptions, the officer must be available for consulting services for one year and must abide by certain restrictive covenants, including non-competition and non-solicitation of the Company’s employees. Each Ordinary Severance Agreement provides for payment of six months salary in the event the officer’s employment is terminated without cause, regardless of change of control.
     Additionally, in October 2006, the Company implemented a 2006 Employee Severance Plan for those employees who were not covered by another severance arrangement. The plan provides that if such an employee is involuntarily terminated without cause, and not offered a similar or better job by one of the purchasers of the product lines (i.e. King or Eisai) such employee will be eligible for severance benefits. The benefits consist of two months’ salary, plus one week of salary for every full year of service with the Company plus payment of COBRA health care coverage premiums for that same period.
6. Accounts Receivable Factoring Arrangement
     During 2003, the Company entered into a one-year accounts receivable factoring arrangement under which eligible accounts receivable are sold without recourse to a finance company. The agreement was renewed for a one-year period in the second quarter of 2004 and again in the second quarter of 2005 through December 2007. Commissions on factored receivables are paid to the finance company based on the gross receivables sold, subject to a minimum annual commission. Additionally, the Company pays interest on the net outstanding balance of the uncollected factored accounts receivable at an interest rate equal to the JPMorgan Chase Bank prime rate. The Company continues to service the factored receivables. The servicing expenses for 2006, 2005 and 2004 and the servicing liability at December 31, 2006 and 2005 were not material. There were no material gains or losses on the sale of such receivables. The Company accounts for the sale of receivables under this arrangement in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The gross amount due from the finance company at December 31, 2006 and 2005 was $1.0 million and $20.5 million, respectively.
7. Elan License and Supply Agreement
     In 1998, Elan Corporation, plc (“Elan”) agreed to exclusively license and supply to the Company in the United States and Canada its proprietary product AVINZA, a form of morphine for chronic, moderate-to-severe pain. In November 2002, the Company and Elan agreed to amend the terms of the AVINZA license and supply agreement. Under the terms of the amendment, Ligand paid Elan $100.0 million in return for a reduction in Elan’s product supply price on sales of AVINZA by Ligand, rights to sublicense and obtain a co-promotion partner in its territories, and rights to qualify and purchase AVINZA from a second manufacturing source. Elan’s adjusted royalty and supply price of AVINZA is approximately 10% of the product’s net sales, compared to approximately 30-35% in the prior agreement. Ligand committed to place firm purchase orders for a minimum of 40 batches of AVINZA from Elan annually through 2005, estimated at approximately $9.2 million per year. In addition, Elan agreed to forego its option to co-promote AVINZA in the United States and Canada. The amount paid to Elan and related transaction costs were capitalized as acquired product rights. In 2006, 2005, and 2004, purchases and royalties under the agreement totaled $11.9 million, $12.4 million, and $15.4 million, respectively. Ligand met its commitment for placing firm purchase orders for 2005 and 2004.
     In connection with the sale of the Company’s AVINZA product line to King in February 2007 (see Note 24), the license and supply agreement was assigned to King. In consideration of the assignment, Ligand paid Elan $1.0 million in March 2007.

8. AVINZA Co-Promotion
     In February 2003, Ligand and Organon Pharmaceuticals USA Inc. (“Organon”) announced that they had entered into an agreement for the co-promotion of AVINZA. Under the terms of the agreement, Organon committed to a specified minimum number of primary and secondary product calls delivered to certain high prescribing physicians and hospitals beginning in March 2003. Organon’s compensation was structured as a percentage of AVINZA net sales based on the following schedule:

% of Incremental Net Sales
Annual Net Sales of AVINZA	Paid to Organon by Ligand
$0-150 million	30% (0% for 2003)
$150-300 million	40%
$300-425 million	50%
> $425 million	45%
     In January 2006, Ligand signed an agreement with Organon that terminated the AVINZA co-promotion agreement between the two companies and returned AVINZA co-promotion rights to Ligand. The termination was effective as of January 1, 2006; however, the parties agreed to continue to cooperate during a transition period that ended September 30, 2006 (the “Transition Period”) to promote the product. The Transition Period co-operation included a minimum number of product sales calls per quarter (100,000 for Organon and 30,000 for Ligand with an aggregate of 375,000 and 90,000, respectively, for the Transition Period) as well as the transition of ongoing promotions, managed care contracts, clinical trials and key opinion leader relationships to Ligand. During the Transition Period, Ligand paid Organon an amount equal to 23% of AVINZA net sales. Ligand also paid and was responsible for the design and execution of all clinical, advertising and promotion expenses and activities.
     Additionally, in consideration of the early termination and return of rights under the terms of the agreement, Ligand agreed to pay Organon $37.8 million in October 2006. Ligand further agreed to and paid Organon $10.0 million in January 2007, in consideration of the minimum sales calls during the Transition Period. In addition, following the Transition Period, Ligand agreed to make quarterly royalty payments to Organon equal to 6.5% of AVINZA net sales through December 31, 2012 and thereafter 6.0% through patent expiration, currently anticipated to be November of 2017.
     The unconditional payment of $37.8 million to Organon and the estimated fair value of the amounts to be paid to Organon after the termination ($95.2 million as of January 1, 2006), based on the estimated net sales of the product (currently anticipated to be paid quarterly through November 2017), were recognized as liabilities and expensed as costs of the termination as of the effective date of the agreement, January 2006. Additionally, the conditional payment of $10.0 million, which represents an approximation of the fair value of the service element of the agreement during the Transition Period (when the provision to pay 23% of AVINZA net sales is also considered), was recognized ratably as additional co-promotion expense over the Transition Period.
     Although the quarterly royalty payments to Organon are based on net reported AVINZA product sales, such payments do not result in current period expense in the period upon which the payment is based, but instead are charged against the co-promote termination liability. The liability is adjusted at each reporting period to fair value and is recognized, utilizing the interest method, as additional co-promote termination charges for that period at a rate of 15%, the discount rate used to initially value this component of the termination liability. Any changes to the Company’s estimates of future net AVINZA product sales result in a change to the liability which is recognized as an increase or decrease to co-promote termination charges in the period such changes are identified. For example, in the second and fourth quarters of 2006, the Company recorded adjustments of $0.4 million and $15.7 million, respectively, to lower the fair value of the termination liability based on updated estimates of future AVINZA sales. The adjustment recorded in the fourth quarter of 2006 is due to lower than estimated actual net sales of AVINZA in the fourth quarter of 2006 and the Company’s lowered estimate of future AVINZA net sales.
     On a quarterly basis, management reviews the carrying value of the co-promote termination liability. Due to assumptions and judgments inherent in determining the estimates of future net AVINZA sales through November

2017, the actual amount of net AVINZA sales used to determine the current fair value of the Company’s co-promote termination liability may be materially different from its current estimates. In addition, because of the inherent difficulties of predicting possible changes to the estimates and assumptions used to determine the estimate of future AVINZA product sales, the Company is unable to quantify an estimate of the reasonably likely effect of any such changes on its results of operations or financial position.
     A summary of the co-promote termination liability as of December 31, 2006 is as follows (in thousands):

Net present value of payments based on estimated future net AVINZA product sales as of January 1, 2006	$95,191
Fair value adjustment to payments based on estimated net AVINZA product sales	14,215
Reduction in net present value of liability resulting from updated estimate of net AVINZA product sales	(16,078)

93,328
Less: current portion of co-promote termination liability	(12,179)

Long-term portion of co-promote termination liability	$81,149

     As more fully described in Note 24, on February 26, 2007, Ligand and King closed an agreement pursuant to which King acquired all of the Company’s rights in and to AVINZA, assumed certain liabilities, and reimbursed Ligand the $47.8 million previously paid to Organon (comprised of the $37.8 million paid in October 2006 and the $10.0 million that the Company paid in January 2007). King also assumed the Company’s co-promote termination obligation to make payments to Organon based on net sales of AVINZA. As Organon has not consented to the legal assignment of the co-promote termination obligation from Ligand to King, Ligand remains liable to Organon in the event of King’s default of this obligation.
9. Seragen
     In 1998, the Company completed a merger with Seragen. Under the terms of the merger agreement, Ligand paid merger consideration of $31.7 million at closing and $34.1 million in 1999 subsequent to final FDA approval of ONTAK. Pending resolution of final contingencies and in accordance with the terms of the merger agreement, the Company had withheld $2.1 million from payments made to certain Seragen stakeholders. This amount plus accrued interest of approximately $0.8 million resulting from litigation concerning payment of the withheld amount was subsequently paid in February 2006 (see Note 12). The total amount paid was accrued as of December 31, 2005 within accrued liabilities.
     In connection with the Seragen merger, the Company acquired substantially all the assets of Marathon Biopharmaceuticals, LLC (“Marathon”), which provided manufacturing services to Seragen. In 2000, Ligand sold the contract manufacturing assets of Marathon and in connection with the sale, entered into a three-year supply and development agreement with the acquirer for the manufacture of ONTAK. In 2003, the Company entered into a new five-year agreement with Cambrex Bio Science Hopkinton, Inc., the successor of Marathon, for the continued manufacturing of ONTAK. Purchases under the agreement amounted to $1.3 million, $1.7 million, and $3.0 million in 2006, 2005, and 2004, respectively.

10. Debt
     Debt consists of the following (in thousands):

	December 31,
	2006	2005
6% Convertible Subordinated Notes	$—	$155,250
Note payable to Bank	—	11,839
Note payable to King	37,750	—

	37,750	167,089
Less current portion	(37,750)	(344)

Long-term debt	$—	$166,745

6% Convertible Subordinated Notes
     In November 2002, the Company completed a private offering of 6% Convertible Subordinated Notes in the aggregate principal amount of $155.3 million, receiving net proceeds of $150.1 million. The notes paid interest semi-annually at a rate of 6% and were scheduled to mature on November 16, 2007. Holders had the option to convert the notes into shares of common stock at any time prior to maturity at a conversion rate of 161.9905 shares per $1,000 principal amount of notes. Of the net proceeds, $18.0 million was invested in U.S. government securities and placed with a trustee to pay the first four scheduled interest payments. These first four interest payments were made in 2003 and 2004 for $9.1 million and $9.3 million, respectively. The Company paid approximately $5.2 million in debt issuance costs that were being amortized using the interest method.
     The holders converted all of the notes into approximately 25.1 million shares of common stock in 2006. Accrued interest and unamortized debt issue costs related to the converted notes of $0.5 million and $1.4 million, respectively, were recorded as additional paid-in capital in connection with the conversions.
Note Payable to Bank
     In December 2003, Ligand implemented the provisions of FIN 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. In connection with the implementation of FIN 46(R), the Company consolidated the entity, Nexus, from which it leased its corporate headquarter building, including assets of $13.6 million and a note payable to bank (the “Note”) of $12.5 million. Ligand subsequently acquired the portion of Nexus it did not previously own in April 2004. As of December 31, 2005, the Note had a net book value of $11.8 million. The Note carried an interest rate of 7.15% and required periodic principal and interest payments through July 2008. The Note was secured by a lien on the subject building (including the land and tenant improvements associated with that building).
     As more fully described in Note 21, the Company entered into a purchase agreement on October 25, 2006 to sell and leaseback facilities encompassing the Company’s corporate headquarter building and two land parcels. This transaction subsequently closed on November 9, 2006. As a term of the purchase agreement, the Company paid the outstanding principal of $11.6 million on the Note on November 6, 2006. A prepayment penalty of $0.4 million, which is included in interest expense in the accompanying consolidated statement of operations, was incurred in connection with the repayment of the Note.
Note Payable to King
     As more fully described in Note 24, in connection with the AVINZA Purchase Agreement, King committed to loan the Company, at the Company’s option, $37.8 million to be used to pay the Company’s co-promote termination obligation to Organon due October 15, 2006. This loan was drawn, and the $37.8 million co-promote liability settled in October 2006. Amounts due under the loan were subject to certain market terms, including a 9.5% interest rate. In addition, and as a condition of the $37.8 million loan received from King, $38.6 million of the funds received from Eisai were deposited into a restricted account to be used to repay the loan to King, plus interest. The

Company repaid the loan plus interest on January 8, 2007. Pursuant to the AVINZA Purchase Agreement, King subsequently refunded the interest to the Company.
11. Royalty Agreements
     The Company has royalty obligations under various technology license agreements. During 2006, royalties to individual licensors were accrued ranging from 1.0% to 11.0% of net sales. Royalty expense for continuing operations for the years ended December 31, 2006, 2005 and 2004 was $5.1 million, $4.4 million and $3.0 million, respectively. Royalty expense for discontinued operations for the years ended December 31, 2006, 2005 and 2004 was $2.5 million, $5.3 million and $12.5 million, respectively.
Sale of Royalty Rights
     Revenue from the sale of royalty rights represents the sale to third parties of rights and options to acquire future royalties the Company may earn from the sale of products in development with its collaborative partners. If the Company has no continuing involvement in the research or development of these products, sales of royalty rights are recognized as revenue in the period the transaction is consummated or the options are exercised or expire.
     In March 2002, the Company entered into an agreement with Royalty Pharma AG (“Royalty Pharma”) to sell a portion of its rights to future royalties from the net sales of three selective estrogen receptor modulator (SERM) products now in late stage development with two of the Company’s collaborative partners, Pfizer and Wyeth. The agreement provided for the initial sale of rights to 0.25% of such product net sales for $6.0 million and options to acquire up to an additional 1.00% of net sales for $50.0 million. Of the initial $6.0 million sale of rights, $0.2 million was attributed to the fair market value of the options and recorded as deferred revenue. The deferred revenue was recognized upon exercise or expiration of the options.
     In July and December of 2002, the agreement was amended to replace the existing options with new options providing for the rights to acquire an additional 1.3125% of net sales for $63.8 million. Royalty Pharma exercised each of the three available 2002 options, as amended, acquiring rights to 0.4375% of net sales for $12.3 million. The fair value estimated for the amended options, $0.2 million, was recorded as deferred revenue.
     In October 2003, the existing royalty agreement was amended and Royalty Pharma exercised an option for $12.5 million in exchange for 0.7% of potential future sales of the three SERM products for 10 years. Under the revised agreement, Royalty Pharma had three additional options to purchase up to 1.3% of such product net sales for $39.0 million.
     In November 2004, Royalty Pharma agreed to purchase an additional 1.625% royalty on future sales of the SERM products for $32.5 million and cancel its remaining two options. Payments from the royalty purchase are non-refundable.
     Under the underlying royalty agreements, both Pfizer and Wyeth have the right to offset a portion of any future royalty payments owed to the Company to the extent of previous milestone payments. Accordingly, the Company deferred a portion of the revenue associated with each tranche of royalty right sold, including rights acquired upon the exercise-of-options, equal to the pro-rata share of the potential royalty offset. Such amounts associated with the offset rights against future royalty payments will be recognized as revenue upon receipt of future royalties from the respective partners.
     Sale of royalty rights recognized in 2004 were $31.3 million, net of the deferral of offset rights of $1.4 million, and the recognition of $0.2 million of option value deferred in previous periods. There were no sales of royalty rights in 2006 and 2005.
Pfizer Collaboration – Oporia (also known as lasofoxifene)
     In August 2004, Pfizer submitted a new drug application (United States) (NDA) to the FDA for Oporia (also known as lasofoxifene) for the prevention of osteoporosis in postmenopausal women. In September 2005, Pfizer announced the receipt of a non-approvable letter from the FDA for the prevention of osteoporosis. In December

2004, Pfizer filed a supplemental NDA for the use of Oporia for the treatment of vaginal atrophy. In February 2006, Pfizer announced the receipt of a non-approval letter from the FDA for vaginal atrophy. Oporia is also being developed by Pfizer for the treatment of osteoporosis. Oporia is a product that resulted from the Company’s collaboration with Pfizer and upon which the Company will receive royalties if the product is approved by the FDA and subsequently marketed by Pfizer.
Buy Out of Salk Royalty Obligations
     In March 2004, the Company paid The Salk Institute (“Salk”) $1.1 million in connection with the Company’s exercise of an option to buy out milestone payments, other payment-sharing obligations and royalty payments due on future sales of Oporia, a product under development by Pfizer. This payment was recognized as a development expense for the year ended December 31, 2004 because Pfizer had not yet filed its NDA at the time of the Company’s exercise.
     In January 2005, Ligand paid Salk $1.1 million to exercise an option to buy out milestone payments, other payment-sharing obligations and royalty payments due on future sales of Oporia for vaginal atrophy. This payment resulted from a supplemental Oporia NDA filing by Pfizer. As the Company had previously sold rights to Royalty Pharma AG of approximately 50% of any royalties to be received from Pfizer for sales of Oporia, it recorded approximately 50% of the payment made to Salk, approximately $0.6 million, as development expense in the first quarter of 2005. The balance of approximately $0.5 million was capitalized to be amortized over the period any such royalties were to be received from Pfizer for the vaginal atrophy indication. In connection with Pfizer’s receipt of a non-approvable letter from the FDA for the vaginal atrophy indication in February 2006, however, the Company wrote-off the remaining capitalized balance of $0.5 million in the fourth quarter of 2005.
     In August 2006, Ligand paid Salk $0.8 million to exercise an option to buy out milestone payments, other payment sharing obligations and royalty payments due on future sales of Viviant (bazedoxifene), a product being developed by Wyeth. This payment resulted from a Viviant NDA filed by Wyeth for postmenopausal osteoporosis therapy. The Company recognized the $0.8 million payment as development expense in 2006.
Settlement of Patent Interference
     In March 2005, Ligand announced that it reached a settlement agreement in a patent interference action initiated by Ligand against two patents owned by The Burnham Institute and SRI International, but exclusively licensed to Ligand. The settlement reduced the royalty rate on those products while extending the royalty payment term to SRI/Burnham.
     Under the agreement, Burnham has a research-only sublicense to conduct basic research under the assigned patents and Ligand had an option on the resulting products and technology. In addition, Burnham and SRI agreed to accept a reduction in the royalty rate paid to them on U.S. sales of Targretin under an earlier agreement. The aggregate royalty rate owed to SRI and Burnham by Ligand was reduced from 4% to 3% of net sales and the term of the royalty payments extended from 2012 to 2016.
     This license was transferred to Eisai as part of the sale of the Oncology Product Line (see Note 3).
12. Commitments and Contingencies
Equipment Financing
     The Company has entered into capital lease and equipment agreements that require monthly payments through September 2010 including interest ranging from 7.35% to 10.11%. The carrying value of equipment under these agreements at December 31, 2006 and 2005 was $7.3 million and $9.6 million, respectively. At December 31, 2006 and 2005, related accumulated amortization was $3.4 million and $4.6 million, respectively. The underlying equipment is used as collateral under the equipment financing.

Property Leases
     As of December 31, 2003, the Company leased its corporate headquarter building from Nexus Equity VI LLC (“Nexus”), a limited liability company in which Ligand held a 1% ownership interest. No Ligand officer or employee had any financial interest with regard to this lease arrangement or with Nexus. Ligand also had the option to either purchase the portion of Nexus that it did not own, purchase the property from the lessor at a purchase price equal to the outstanding debt on the property plus a calculated return on the investment made by Nexus’ other shareholder, sell the property to a third party, or renew the lease arrangement.
     This specific type of operating lease is commonly referred to as a “synthetic lease”. Prior to the issuance of FIN 46(R), synthetic leases represented a form of off-balance sheet financing under which they were treated as an operating lease for financial reporting purposes and as a financing lease for tax purposes. Under FIN 46(R), a synthetic lease is evaluated to determine i) if it qualifies as a variable interest entity (“VIE”) and if so, ii) the primary beneficiary required to consolidate the VIE.
     Under FIN 46(R), Ligand determined that Nexus qualified as a VIE, and that Ligand was the primary beneficiary of the VIE, as the Company would absorb the majority of the entity’s expected losses, if any, as defined by FIN 46(R). In accordance with FIN 46(R), the Company consolidated Nexus as of December 31, 2003.
     In April 2004, the Company exercised its right to acquire the portion of Nexus that it did not own. The acquisition resulted in Ligand’s assumption of the existing loan against the property and payment to Nexus’ other shareholder of approximately $0.6 million.
     As more fully described in Note 21, the Company entered into an agreement on October 25, 2006 to sell and lease back facilities encompassing the Company’s corporate headquarter building and two land parcels. This transaction subsequently closed on November 9, 2006. Under the terms of the lease, the Company pays a basic annual rent of $3.0 million (subject to an annual fixed percentage increase, as set forth in the agreement), plus a 1% annual management fee, property taxes and other normal and necessary expenses associated with the lease such as utilities, repairs and maintenance, etc. The Company has the right to extend the lease for two five-year terms and will have the first right of refusal to lease, at market rates, any facilities built on the sold lots.
     The Company leases its other office and research facilities under operating lease arrangements with varying terms through July 2015. The agreements provide for increases in annual rents based on changes in the Consumer Price Index or fixed percentage increases ranging from 3% to 7%.
     The Company recognizes rent expense on a straight-line basis. Deferred rent at December 31, 2006 and 2005 was $2.5 million and $2.4 million, respectively.
     Total rent expense under all office leases for 2006, 2005, and 2004 was $2.4 million, $1.7 million, and $1.9 million, respectively.
     At December 31, 2006 annual minimum payments due under the Company’s office, equipment and vehicle lease obligations are as follows (in thousands):

	Obligations under
	capital leases and
	equipment notes payable	Operating leases
2007	$2,459	$5,227
2008	1,653	5,006
2009	567	5,055
2010	94	5,206
2011	—	5,363
Thereafter	—	46,691

Total minimum lease payments	4,773	$72,548

Less: amounts representing interest	(449)

Present value of minimum lease payments	4,324
Less: current portion	(2,168)

	$2,156

Product Liability
     The Company’s business exposes it to potential product liability risks. The Company’s products also may need to be recalled to address regulatory issues. A successful product liability claim or series of claims brought against the Company could result in payment of significant amounts of money and divert management’s attention from running the business. Some of the compounds the Company is investigating may be harmful to humans. For example, retinoids as a class are known to contain compounds which can cause birth defects. The Company may not be able to maintain insurance on acceptable terms, or the insurance may not provide adequate protection in the case of a product liability claim. To the extent that product liability insurance, if available, does not cover potential claims, the Company would be required to self-insure the risks associated with such claims. The Company believes that it carries reasonably adequate insurance for product liability claims.
Distribution Service Agreements
     In 2004, the Company entered into one-year fee-for-service agreements (or distribution service agreements) for each of its products, with the majority of its wholesaler customers. These agreements were subsequently renewed in 2005 for an additional one-year period. In exchange for a set fee, the wholesalers agreed to provide the Company with certain information regarding product stocking and out-movement; agreed to maintain inventory quantities within specified minimum and maximum levels; inventory handling, stocking and management services; and certain other services surrounding the administration of returns and chargebacks. As of December 31, 2006, the distribution service agreements for Oncology products have been terminated as a result of the Company’s sale of its Oncology products to Eisai.
     For the year ended December 31, 2006, shipments to three wholesale distributors each accounted for more than 10% of the total shipments and in the aggregate 79% of total shipments. For the year ended December 31, 2005, shipments to four wholesale distributors each accounted for more than 10% of the total shipments and in the aggregate 89% of total shipments. For the year ended December 31, 2004, shipments to three wholesale distributors each accounted for more than 10% of the total shipments and in the aggregate 77% of total shipments.
Consultant Agreements
     The Company has various arrangements with consultants with terms ranging from one to three years. Additionally, as of March 31, 2005, the Company entered into a consulting agreement with Dr. Ronald Evans, a Salk professor and Howard Hughes Medical Institute investigator, that continues through February 2008. The agreement provides for certain cash payments and a grant of stock options. Dr. Evans serves as the Chairman of Ligand’s Scientific Advisory Board.
Manufacturing and Supply Agreements
     As of December 31, 2004, Elan was the Company’s only approved supplier of AVINZA. In March 2004, Ligand entered into a five-year manufacturing and packaging agreement with Cardinal Health PTS, LLC

(“Cardinal”) under which Cardinal agreed to manufacture AVINZA. In August 2005, the FDA approved the production of AVINZA at the Cardinal facility. Under the terms of the amended agreement, the Company committed to minimum annual purchases ranging from $0.8 million to $1.2 million for 2006; $2.2 million to $3.3 million for 2007; and $2.4 million to $3.6 million for 2008 through 2010. In connection with the closing of the AVINZA sale transaction (see Note 24), Ligand and King agreed that the Cardinal agreement would not be assigned or transferred to King and that the Company would be responsible for winding down the contract and any resulting liabilities. The Company will record a charge as a component of the gain on the sale of the AVINZA product line in the first quarter of 2007 for any liabilities incurred in connection with the winding down of the Cardinal agreement.
Litigation
Securities Litigation
     The Company was involved in several securities class action and shareholder derivative actions which followed announcements by the Company in 2004 and the subsequent restatement of its financial results in 2005. In June 2006, we announced that these lawsuits had been settled, subject to certain conditions such as court approval.
Background
     Beginning in August 2004, several purported class action stockholder lawsuits were filed in the United States District Court for the Southern District of California against the Company and certain of its directors and officers. The actions were brought on behalf of purchasers of the Company’s common stock during several time periods, the longest of which ran from July 28, 2003 through August 2, 2004. The complaints generally alleged that the Company violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 of the Securities and Exchange Commission by making false and misleading statements, or concealing information about the Company’s business, forecasts and financial performance, in particular statements and information related to drug development issues and AVINZA inventory levels. These lawsuits were consolidated and lead plaintiffs appointed. A consolidated complaint was filed by the plaintiffs in March 2005. On September 27, 2005, the court granted the Company’s motion to dismiss the consolidated complaint, with leave for plaintiffs to file an amended complaint within 30 days. In December 2005, the plaintiffs filed a second amended complaint again alleging claims under Section 10(b) and 20(a) of the Securities Exchange Act against the Company, David Robinson and Paul Maier. The amended complaint also asserted an expanded Class Period of March 19, 2001 through May 20, 2005 and included allegations arising from the Company’s announcement on May 20, 2005 that it would restate certain financial results.
     Beginning on or about August 13, 2004, several derivative actions were filed on behalf of the Company by individual stockholders in the Superior Court of California. The complaints named the Company’s directors and certain of its officers as defendants and named the Company as a nominal defendant. The complaints were based on the same facts and circumstances as the purported class actions discussed in the previous paragraph and generally alleged breach of fiduciary duties, abuse of control, waste and mismanagement, insider trading and unjust enrichment.
     In October 2005, a shareholder derivative action was filed on behalf of the Company in the United States District Court for the Southern District of California. The complaint named the Company’s directors and certain of its officers as defendants and the Company as a nominal defendant. The action was brought by an individual stockholder. The complaint generally alleged that the defendants falsified Ligand’s publicly reported financial results throughout 2002 and 2003 and the first three quarters of 2004 by improperly recognizing revenue on product sales. The complaint also alleged breach of fiduciary duty by all defendants and requested disgorgement, e.g., under Section 304 of the Sarbanes-Oxley Act of 2002.
The Settlement Agreements
     In June 2006, the Company entered into agreements to resolve all claims by the parties in each of these matters, including those asserted against the Company and the individual defendants in these cases. Under the agreements, the Company agreed to pay a total of $12.2 million in cash for a release and in full settlement of all claims. $12.0 million of the settlement amount and a portion of the Company’s total legal expenses was funded by the

Company’s Directors and Officers Liability insurance carrier while the remainder of the legal fees incurred ($1.4 million for 2006) was paid by the Company. Of the $12.2 million settlement liability, $4.0 million was paid in October 2006 to Ligand’s insurance carrier and then disbursed to the claimants’ attorneys, while $8.0 million was paid in July 2006 by the insurance carrier directly to an independent escrow agent responsible for disbursing the funds to the class action suit claimants. As part of the settlement of the state derivative action, the Company agreed to adopt certain corporate governance enhancements including the formalization of certain Board practices and responsibilities, a Board self-evaluation process, Board and Board Committee term limits (with gradual phase-in) and one-time enhanced independent requirements for a single director to succeed the current shareholder representatives on the Board. Neither the Company nor any of its current or former directors and officers have made any admission of liability or wrongdoing. On October 12, 2006, the Superior Court of California approved the settlement of the state and federal derivative actions and entered final judgment of dismissal. The United States District Court approved the settlement of the Federal class action in October 2006.
SEC Investigation and Other Matters
     The SEC issued a formal order of private investigation dated September 7, 2005, which was furnished to Ligand’s legal counsel on September 29, 2005, to investigate the circumstances surrounding Ligand’s restatement of its consolidated financial statements for the years ended December 31, 2002 and 2003, and for the first three quarters of 2004. The SEC has issued subpoenas for the production of documents and for testimony pursuant to that investigation to Ligand and others. The SEC’s investigation is ongoing and Ligand is cooperating with the investigation.
     The Company’s subsidiary, Seragen, Inc. and Ligand, were named parties to Sergio M. Oliver, et al. v. Boston University, et al., a shareholder class action filed on December 17, 1998 in the Court of Chancery in the State of Delaware in and for New Castle County, C.A. No. 16570NC, by Sergio M. Oliver and others against Boston University and others, including Seragen, its subsidiary Seragen Technology, Inc. and former officers and directors of Seragen. The complaint, as amended, alleged that Ligand aided and abetted purported breaches of fiduciary duty by the Seragen related defendants in connection with the acquisition of Seragen by Ligand and made certain misrepresentations in related proxy materials and seeks compensatory and punitive damages of an unspecified amount. On July 25, 2000, the Delaware Chancery Court granted in part and denied in part defendants’ motions to dismiss. Seragen, Ligand, Seragen Technology, Inc. and the Company’s acquisition subsidiary, Knight Acquisition Corporation, were dismissed from the action. Claims of breach of fiduciary duty remain against the remaining defendants, including the former officers and directors of Seragen. The court certified a class consisting of shareholders as of the date of the acquisition and on the date of the proxy sent to ratify an earlier business unit sale by Seragen. On January 20, 2005, the Delaware Chancery Court granted in part and denied in part the defendants’ motion for summary judgment. Prior to trial, several of the Seragen director-defendants reached a settlement with the plaintiffs. The trial in this action then went forward as to the remaining defendants and concluded on February 18, 2005. On April 14, 2006, the court issued a memorandum opinion finding for the plaintiffs and against Boston University and individual directors affiliated with Boston University on certain claims. The opinion awards damages on these claims in the amount of approximately $4.8 million plus interest. Judgment, however, has not been entered and the matter is subject to appeal. While Ligand and its subsidiary Seragen have been dismissed from the action, such dismissal is also subject to appeal and Ligand and Seragen may have possible indemnification obligations with respect to certain defendants. As of December 31, 2006, the Company has not accrued an indemnification obligation based on its assessment that the Company’s responsibility for any such obligation is not probable or estimable.
     The Company also received a letter in March 2007 from counsel to The Salk Institute for Biological Studies alleging the Company owes The Salk Institute royalties on prior product sales of Targretin as well as a percentage of the amounts received from Eisai Co., Ltd. (Tokyo) and Eisai inc. (New Jersey) in the asset sale transaction completed with Eisai in October 2006. Salk alleges that they are owed at least 25% of the consideration paid by Eisai for that portion of Ligand’s oncology product line and associated assets attributable to Targretin. The Company intends to vigorously oppose any claim that Salk may bring for payment related to these matters.
     In addition, the Company is subject to various lawsuits and claims with respect to matters arising out of the normal course of business. Due to the uncertainty of the ultimate outcome of these matters, the impact on future financial results is not subject to reasonable estimates.

13. Common Stock Subject to Conditional Redemption — Pfizer Settlement Agreement
     In April 1996, the Company and Pfizer entered into a settlement agreement with respect to a lawsuit filed in December 1994 by the Company against Pfizer. In connection with a collaborative research agreement the Company entered into with Pfizer in 1991, Pfizer purchased shares of the Company’s common stock. Under the terms of the settlement agreement, at the option of either the Company or Pfizer, milestone and royalty payments owed to the Company can be satisfied by Pfizer by transferring to the Company shares of the Company’s common stock at the exchange ratio of $12.375 per share. In accordance with EITF D-98, the remaining common stock issued and outstanding to Pfizer following the settlement was reclassified as common stock subject to conditional redemption (between liabilities and equity) since Pfizer has the option to settle milestone and royalties payments owed to the Company with the Company’s shares, and such option is not within the Company’s control.
     In 2004, Ligand earned a development milestone of approximately $2.0 million from Pfizer in connection with Pfizer’s filing with the FDA of a new drug application for Oporia (also known as lasofoxifene). The milestone is recorded as “Other revenue” in the accompanying Consolidated Statement of Operations. Pfizer elected to pay the milestone in stock and subsequently tendered 181,818 shares to the Company. Ligand retired the tendered shares in 2004. The difference between the fair value of the shares tendered and the carrying value of such shares based on the exchange ratio, approximately $0.3 million, was credited to additional paid-in capital. At December 31, 2006 and 2005, respectively, the remaining shares of the Company’s common stock that could be redeemed totaled approximately 998,000, which are reflected at the exchange ratio price of $12.375 for a total of $12.3 million.
14. Stockholders’ Equity (Deficit)
Stock Issuances
     At its annual meeting of stockholders held on June 11, 2004, the Company’s stockholders approved an increase in the authorized number of shares of Common Stock from 130,000,000 to 200,000,000.
     Shares of common stock issued for stock options exercised and restricted stock grants issued under the Company’s stock option/stock issuance plans during the years ended December 31, 2006, 2005, and 2004 were 1,243,396; 109,225; and 582,176, respectively.
     Shares of common stock issued under the Company’s employee stock purchase plan during the years ended December 31, 2006, 2005, and 2004 were 24,763; 56,445; and 101,895, respectively.
     Shares of common stock issued upon conversion of convertible notes during the year ended December 31, 2006 were 25,149,005.
Warrants
     At December 31, 2005, there were outstanding warrants to purchase 748,800 shares of the Company’s common stock. The warrants had an exercise price of $10.00 per share and expired on October 6, 2006.
     During 2004, warrants to purchase 201,200 shares of common stock were exercised.
Stock Plans
     The 2002 Stock Incentive Plan contains four separate equity programs – Discretionary Option Grant Program, Automatic Option Grant Program, Stock Issuance Program, and Director Fee Option Grant Program (the “2002 Plan”). Since its adoption, a total of 8,325,529 shares of common stock have been reserved for issuance under the 2002 Plan (including shares transferred from the predecessor plan). As of December 31, 2006, options for 5,766,386 shares of common stock were outstanding under the 2002 Plan, 797,639 shares remained available for future option grant or direct issuance, and 1,745,938 shares have been issued under the 2002 Plan.

     Following is a summary of the Company’s stock option plan activity and related information:

			Weighted-
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	Intrinsic
		Exercise	Term in	Value
	Shares	Price	Years	(In thousands)

Balance at January 1, 2004	6,163,522	$11.27
Granted	1,430,639	14.93
Exercised	(581,759)	9.59
Forfeited	(236,305)	13.03
Cancelled	(62,028)	13.63

Balance at December 31, 2004	6,714,069	$12.11	6.39	$7,955

Exercisable at December 31, 2004	4,320,643	$11.68	5.04	$5,222

Balance at January 1, 2005	6,714,069	$12.11
Granted	966,280	8.13
Exercised	(109,225)	6.32
Forfeited	(158,731)	8.82
Cancelled	(410,736)	11.61

Balance at December 31, 2005	7,001,657	$11.76	5.95	$8,014

Exercisable at December 31, 2005	5,696,035	$12.50	5.31	$4,507

Balance at January 1, 2006	7,001,657	$11.76
Granted	1,268,696	10.88
Exercised	(1,227,830)	8.66
Forfeited	(404,654)	9.89
Cancelled	(871,483)	13.00

Balance at December 31, 2006	5,766,386	$12.17	6.04	$4,602

Exercisable at December 31, 2006	4,403,462	$12.85	5.15	$2,802

Options expected to vest as of December 31, 2006	4,554,902	$13.08	5.69	$1,749

     The weighted-average grant-date fair value of all stock options granted during 2006 was $7.07 per share. The total intrinsic value of all options exercised during 2006 was approximately $3.1 million. As of December 31, 2006, there was approximately $7.0 million of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted average period of 2.32 years.

     Cash received from options exercised in 2006 and 2005 was approximately $8.9 million and $0.7 million, respectively. As of December 31, 2006, there were approximately $1.8 million of receivables related to stock option exercises which were subsequently received in the first week of January 2007. There is no current tax benefit related to options exercised because of net operating losses (“NOLs”) for which a full valuation allowance has been established.
     Following is a further breakdown of the options outstanding as of December 31, 2006:

	Options Outstanding			Options exercisable
		Weighted
		average	Weighted
	Options	remaining life	average	Number	Weighted average
Range of exercise prices	outstanding	in years	exercise price	exercisable	exercise price
$ 1.82 - $9.31	1,254,581	6.70	$7.7238	785,459	$7.6747
9.50 - 11.35	1,171,608	6.62	10.5966	660,479	10.7128
11.38 - 12.75	1,159,150	5.99	11.9718	780,739	11.9617
13.00 - 15.24	1,194,593	4.74	14.1976	1,194,593	14.1976
15.53 - 20.70	986,454	6.17	17.4663	982,192	17.4742

1.82 - 20.70	5,766,386	6.04	$12.1692	4,403,462	$12.8458

Restricted Stock Activity

		Weighted-Average
	Shares	Stock Price
Balance at December 31, 2005	—	$—
Granted	15,566	11.56
Vested	(14,269)	11.56
Forfeited	—	—

Nonvested at December 31, 2006	1,297	$11.56

Preferred Stock
     The Company has authorized 5,000,000 shares of preferred stock, of which 1,600,000 are designated Series A Participating Preferred Stock (the “Preferred Stock”). The Board of Directors of Ligand has the authority to issue the Preferred Stock in one or more series and to fix the designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series, including the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting any such series, without any further vote or action by the stockholders. The rights and preferences of Preferred Stock may in all respects be superior and prior to the rights of the common stock. The issuance of the Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of the common stock and could have the effect of delaying, deferring or preventing a change in control of Ligand. As of December 31, 2006 and 2005, there are no preferred shares issued or outstanding.
Shareholder Rights Plan
     In October 2006, the Company’s Board of Directors renewed the Company’s stockholder rights plan, which was originally adopted and has been in place since September 2002, and which expired on September 13, 2006, through the adoption of a new 2006 Stockholder Rights Plan (the “2006 Rights Plan”). The 2006 Rights Plan provides for a dividend distribution of one preferred share purchase right (a “Right”) on each outstanding share of the Company’s common stock. Each Right entitles stockholders to buy 1/1000th of a share of Ligand Series A Participating Preferred Stock at an exercise price of $100. The Rights will become exercisable if a person or group announces an acquisition of 20% or more of the Company’s common stock, or announces commencement of a tender offer for 20% or more of the common stock. In that event, the Rights permit stockholders, other than the acquiring person, to purchase the Company’s common stock having a market value of twice the exercise price of the Rights, in lieu of the Preferred stock. In addition, in the event of certain business combinations, the Rights permit the purchase of the common stock of an acquiring person at a 50% discount. Rights held by the acquiring person become null and void in each case. The 2006 Rights Plan expires in 2016.
15. Collaborative Research and Development Agreements
     The Company is party to various research and development collaborations with large pharmaceutical companies including Eli Lilly and Company (“Lilly”), GlaxoSmithKline, Pfizer, Inc., TAP Pharmaceutical Products Inc., and Wyeth (formerly American Home Products). These arrangements generally provide for the license of certain technologies and a collaborative research period ranging from one to five years. Drugs resulting from these collaborations are then developed, manufactured and marketed by the corporate partners. The arrangements may provide for the Company to receive revenue from the transfer of technology rights at contract inception, collaborative research revenue during the research phase, milestone revenue for compounds moving through clinical development, and royalty revenue from the sale of drugs developed through the collaborative efforts.
     The following are details regarding significant collaborative arrangements that were in the research phase during the years ended December 31, 2006, 2005, and 2004.
Eli Lilly & Company
     In November 1997, the Company entered into a research and development collaboration with Lilly for the discovery and development of products based on Ligand’s Intracellular Receptor technology. Under the agreement, Lilly provided funding for a minimum of 31 to 40 Ligand scientists over the research term of the contract. The initial five year research term concluded in November 2002. Lilly had the option to extend the initial term by up to three additional years. In April 2002, the companies announced the first extension of the collaboration through November 2003. In May 2003, the companies announced the second and final extension of the collaboration through November 2004.
     Collaborative research revenues recognized under the agreement in 2004 were $4.0 million. Research expenses incurred by the Company in support of the Lilly collaboration in 2004 were $3.6 million. The agreement further provides for milestones moving through the development stage and royalties ranging from 5.0% to 12.0% on annual net sales of drugs resulting from the collaboration. Net milestone revenue of $1.2 million was earned in 2005. No milestone revenue was earned in 2006 and 2004.
     In May 2006, after review of all preclinical and clinical data including recently completed two year animal safety studies, Lilly informed us that it had decided not to pursue further development of LY818 (“naveglitazar”), a compound in Phase II development for the treatment of Type II diabetes, at this time. Naveglitazar, a dual PPAR agonist, was developed through our collaborative research and development agreement with Lilly. This decision was specific with regard to naveglitazar.
     In September 2006, Lilly informed us that it had suspended an ongoing mid-stage human trial of LY674 in order to assess unexpected findings noted during animal safety studies of the same compound and evaluate collective clinical efficacy and safety from the human data already gathered. LY674, a PPAR alpha agonist compound in Phase II development for the treatment of atherosclerosis, was developed through our collaborative research and development agreement with Lilly. This decision is specific with regard to LY674.
TAP
     In June 2001, the Company entered into a research and development collaboration with TAP Pharmaceutical Products Inc. (“TAP”) to focus on the discovery and development of selective androgen receptor modulators (“SARMs”). SARMs contribute to the prevention and treatment of certain diseases, including hypogonadism, male and female sexual dysfunction, male and female osteoporosis, frailty, and hormone therapy. Under the agreement, TAP provided funding for a minimum of 12 to 19 Ligand scientists over the initial term of the contract, which concluded in June 2004. TAP had the option to extend the initial term by up to two additional years. In December

2003, the companies announced the first extension of the collaboration through June 2005. In December 2004, the companies announced the second and final extension of the collaboration through June 2006.
     Collaborative research revenues recognized under the agreement for the years ended December 31, 2006, 2005, and 2004 were $1.7 million, $3.5 million, and $3.8 million, respectively. Research expenses incurred by the Company in support of the TAP collaboration for the years ended December 31, 2006, 2005, and 2004 were $2.1 million, $3.6 million, and $2.9 million, respectively. The agreement further provides for milestones moving through the development stage and royalties ranging from 6.0% to 12.0% on annual net sales of drugs resulting from the collaboration. The Company did not earn milestone revenue under the agreement in 2006. The Company earned net milestone revenue under the agreement of $1.1 million and $0.8 million in 2005 and 2004, respectively.
16. X-Ceptor Therapeutics, Inc.
     In June 1999, Ligand became a minority equity investor in a new private corporation, X-Ceptor Therapeutics, Inc. (“X-Ceptor”). Ligand invested $6.0 million in X-Ceptor through the acquisition of convertible preferred stock.
     On September 29, 2004, Ligand announced that the Company had agreed to vote its shares in favor of the proposed acquisition of X-Ceptor by Exelixis Inc. (“Exelixis”). Exelixis’ acquisition of X-Ceptor was subsequently completed in October 2004, and in connection therewith, Ligand received 618,165 shares of Exelixis common stock. Ligand recorded a net gain on the transaction in October 2004 of $3.7 million, based on the fair market value of the consideration received, which is included in other income (expense) in the accompanying consolidated statement of operations.
     The shares received by Ligand had certain trading restrictions for which a resale registration statement has been filed. Additionally, approximately 130,000 of the shares (21% of the total shares) were placed in escrow for up to one year to satisfy indemnification and other obligations. During 2005, such shares were released from escrow and the Company recognized a gain of $0.9 million, which is included in other income (expense) in the accompanying consolidated statement of operations.
     Shares of Exelixis as of December 31, 2005 were classified as available for sale investments. These shares were carried at fair value, with unrealized gains and losses included as a separate component of stockholders’ deficit. The net unrealized gain on these shares as of December 31, 2005 was $0.8 million. During 2005, the Company sold approximately 247,000 shares for net proceeds of $1.9 million. During 2006, the Company sold the remaining shares for net proceeds of $3.9 million. The Company recognized a gain of $1.2 million in 2006 and a loss of $0.2 million in 2005 on these sales, which are included in other income (expense) in the accompanying consolidated statements of operations.
17. Income Taxes
     At December 31, 2006, the Company has both federal and state net operating loss carryforwards of approximately $405.5 million and $165.4 million, respectively, which will begin expiring in 2007. The Company has $16.4 million of federal research and development credits carryforwards, which will begin expiring in 2007 and $10.0 million of California research and development credits that have no expiration date.
     Pursuant to Internal Revenue Code Sections 382 and 383, use of net operating loss and credit carryforwards may be limited if there were changes in ownership of more than 50%. The Company has completed a Section 382 study for Ligand, excluding Glycomed and Seragen, and has determined that Ligand had an ownership change in September 2005. As a result of this ownership change, utilization of Ligand’s net operating losses and credits are subject to limitations under Internal Revenue Code Sections 382 and 383. The information necessary to determine if an ownership change related to Glycomed and Seragen occurred prior to their acquisition by Ligand is not currently available. Accordingly, such tax net operating loss and credit carryforwards are not reflected in the Company’s deferred tax assets. If information becomes available in the future to substantiate the amount of these net operating losses and credits not limited by Section 382 and 383, the Company will record the deferred tax assets at such time.
     The Company’s research and development credits pertain to federal and California jurisdictions. These jurisdictions require that the Company create minimum documentation and support. The Company has recently completed a formal study and believes that it maintains sufficient documentation to support the amounts of the research and development credits.
     Overall, the Company’s 2006 net income tax expense (continuing and discounted operations) of $0.7 million is comprised of $0.6 million, $0.05 million and $0.07 million for federal, state and foreign, respectively. Reflected in the income tax expense of $0.7 million is income tax expense of $39.1 million from discontinued operations offset by income tax benefit of $38.4 million from continuing operations reflecting the utilization of losses from continuing operations against income from discontinued operations. The net tax expense reflects the net tax due on taxable income for 2006 that was not fully offset by net operating losses and research and development credit carryforwards due to federal and state alternative minimum tax requirements.
The components of the income tax benefit (provision) for continuing operations are as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004
Current Benefit (Provision):
Federal	$33,203	$—	$(81)
State	5,211	—	(98)

	38,414	—	(179)

Deferred Benefit (Provision):
Federal	—	—	—
State	—	—	—

	$38,414	$—	$(179)

     Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2006 and 2005 are shown below. A valuation allowance has been recognized to fully offset the net deferred tax assets as of December 31, 2006 and 2005 as realization of such assets is uncertain.

	December 31,
	2006	2005
	(in thousands)
Deferred liabilities:
Purchased intangible assets	$—	$(7,184)

Total deferred tax liabilities	—	(7,184)

Deferred assets:

Net operating loss carryforwards	143,386	192,274
Research and AMT credit carryforwards	23,629	35,736
Capitalized research and development	1,524	8,028
Fixed assets and intangibles	4,288	5,610
Accrued expenses	16,450	36,130
Deferred revenue	9,825	29,968
Oncology sale escrow	7,469	—
Organon termination liability	34,852	—
Deferred sale leaseback	10,898	—
Other	1,326	68

	253,647	307,814

Valuation allowance for deferred tax assets	(253,647)	(300,630)

Net deferred tax assets	$—	$—

     As of December 31, 2006, approximately $6.9 million of the valuation allowance for deferred tax assets related to benefits of stock option deductions which, when recognized, will be allocated directly to paid-in capital. For the year ended December 31, 2006, stock option deductions did not impact the valuation allowance through paid-in capital. For the years ended December 31, 2005 and 2004, approximately $0.1 million and $1.3 million, respectively, of the change in the valuation allowance is related to benefits of stock option deductions. Additionally, other changes to the valuation allowance allocated directly to accumulated other comprehensive income (loss) are related to unrealized gains and losses on foreign currency transactions of $0.4 million, $(0.2) million, and $(0.1) million for the years ended December 31, 2006, 2005, and 2004, respectively.
     A reconciliation of income tax benefit (expense) for continuing operations to the amount computed by applying the statutory federal income tax rate to loss from continuing operations is summarized as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004
Amounts computed at statutory federal rate	$59,253	$10,700	$7,679

State taxes net of federal benefit	7,462	1,535	194
Meals & entertainment	(113)	(134)	(171)
Stock-based compensation	(306)	—	—
Adjustment to NOLs and R&D tax credits	(49,227)	—	—
Federal research and development credits	353	513	1,253
Nexus LLC acquisition	—	—	1,159
Change in valuation allowance	20,992	(12,603)	(10,291)
Other	—	(11)	(2)

	$38,414	$—	$(179)

     A reconciliation of income tax expense for discontinued operations to the amount computed by applying the statutory federal income tax rate to income or loss from discontinued operations is summarized as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004
Amounts computed at statutory federal rate	$(48,705)	$1,655	$7,662
State taxes net of federal benefit	(2,769)	237	191
Effect of foreign operations	(70)	(59)	(54)
Stock-based compensation	(102)	—	—
Change in valuation allowance	12,511	(1,892)	(7,853)

	$(39,135)	$(59)	$(54)

18. New Accounting Pronouncements
     In November 2005, the FASB issued Staff Positions (“FSPs”) Nos. FSPs 115-1 and 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, in response to EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”). FSPs 115-1 and 124-1 provide guidance regarding the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. FSPs 115-1 and 124-1 also include accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than temporary-impairments. These requirements are effective for annual reporting periods beginning after December 15, 2005. The adoption of the impairment guidance contained in FSPs 115-1 and 124-1 did not have a material impact on the Company’s consolidated results of operations or financial position.
     In November 2004, the FASB issued SFAS No. 151, Inventory Pricing (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a material impact on the Company’s consolidated results of operations or financial position.
     In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS 155”) which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and SFAS 140, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 140”). Specifically, SFAS 155 amends SFAS 133 to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided the whole instrument is accounted for on a fair value basis. Additionally, SFAS 155 amends SFAS 140 to allow a qualifying special purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with early application allowed. The adoption of SFAS 155 is not expected to have a material impact on the Company’s consolidated results of operations or financial position.
     In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (“SFAS 156”) to simplify accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Additionally, SFAS 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, although early adoption is permitted. The adoption of SFAS 156 is not expected to have a material impact on the Company’s consolidated results of operations or financial position.
     In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. While the analysis of the impact of FIN 48 is not yet complete, the Company does not expect that the adoption of FIN 48 will have a material impact on its consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements where fair value has previously been concluded to be the relevant measurement attribute. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 in the first interim period of fiscal 2008 and is evaluating the impact, if any, that the adoption of this statement will have on its results of consolidated operations and financial position.
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement No. 87, 88, 106 and 132(R) (“FAS S158”). Under SFAS 158, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans (collectively referred to herein as “benefit plans”) on their balance sheets, starting with balance sheets as of December 31, 2006 if they are a calendar year-end public company. SFAS 158 also changed certain disclosures related to benefit plans. The adoption of SFAS 158 did not have a material impact on the Company’s consolidated results of operations or financial position.
     In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires registrants to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required as long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening retained earnings as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company’s consolidated results of operations or financial position.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS 159 apply only to entities that elect the fair value option; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The Company will adopt SFAS 159 in the first interim period of fiscal 2008 and is evaluating the impact, if any, that the adoption of this statement will have on its consolidated results of operations and financial position.
19. Summary of Unaudited Quarterly Financial Information
     The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2006 and 2005 (in thousands, except per share amounts).

	Quarter ended
	March 31	June 30	September 30	December 31
2006
Product sales	$32,495	$33,651	$36,707	$34,130
Collaborative research and development and other revenues	2,914	1,063	—	—
Total revenues	35,409	34,714	36,707	34,130
Cost of products sold	5,594	5,374	5,800	5,874
Research and development costs	8,325	10,220	10,468	12,913
Selling, general and administrative	17,683	20,309	20,085	21,671
Co-promotion	10,957	10,923	11,776	3,799
Co-promotion termination charges	136,241	3,096	3,643	(11,902)
Total operating costs and expenses	178,800	49,922	51,772	32,355
Gain on sale leaseback	—	—	—	3,119
Other expense, net	(1,786)	(1,425)	(1,904)	(388)
Income tax benefit	1,186	276	828	36,124
Income (loss) from continuing operations	(143,991)	(16,357)	(16,141)	40,630
Discontinued operations	1,762	397	1,223	100,734
Net income (loss)	$(142,229)	$(15,960)	$(14,918)	$141,364
Basic per share amounts:
Income (loss) from continuing operations	(1.86)	(0.21)	(0.21)	0.46
Discontinued operations	0.02	0.01	0.02	1.15
Net income (loss)	$(1.84)	$(0.20)	$(0.19)	$1.61
Weighted average number of common shares	77,497	78,540	78,670	87,678
Diluted per share amounts:
Income (loss) from continuing operations	(1.86)	(0.21)	(0.21)	0.42
Discontinued operations	0.02	0.01	0.02	1.00
Net income (loss)	$(1.84)	$(0.20)	$(0.19)	$1.42
Weighted average number of common shares	77,497	78,540	78,670	100,460

	Quarter ended
	March 31	June 30	September 30	December 31
2005
Product sales	$21,997	$27,462	$29,908	$33,426
Collaborative research and development and other revenues	1,862	3,987	2,095	2,273
Total revenues	23,859	31,449	32,003	35,699
Cost of products sold	5,525	6,040	6,422	5,103
Research and development costs	8,216	7,651	7,920	9,309
Selling, general and administrative	13,698	14,951	14,484	13,035
Co-promotion	7,740	6,966	7,766	10,029
Total operating costs and expenses	35,179	35,608	36,592	37,476
Other expense, net	(2,668)	(2,386)	(2,695)	(1,876)
Income tax expense	—	—	—	—
Loss from continuing operations	(13,988)	(6,545)	(7,284)	(3,653)
Discontinued operations	(4,484)	(2,379)	1,003	931
Net loss	$(18,472)	$(8,924)	$(6,281)	$(2,722)
Basic and diluted per share amounts:
Loss from continuing operations	(0.19)	(0.09)	(0.10)	(0.05)
Discontinued operations	(0.06)	(0.03)	0.02	0.01
Net loss	$(0.25)	$(0.12)	$(0.08)	$(0.04)
Weighted average number of common shares	73,916	74,037	74,041	74,058
20. NASDAQ Relisting
     On June 12, 2006, NASDAQ approved the Company’s application for relisting its common stock on the NASDAQ Global Market (formerly NASDAQ National Market). The Company commenced trading on the NASDAQ Global Market on June 14, 2006, under the symbol “LGND.” The Company’s common stock was previously delisted from the NASDAQ National Market on September 7, 2005.
21. Sale Leaseback
     On October 25, 2006, the Company, along with its wholly-owned subsidiary Nexus, entered into an agreement with Slough for the sale of the Company’s real property located in San Diego, California for a purchase price of approximately $47.6 million. This property, with a net book value of approximately $14.5 million, included one building totaling approximately 82,500 square feet, the land on which the building is situated, and two adjacent vacant lots. As part of the sale transaction, the Company agreed to leaseback the building for a period of 15 years, as further described below. In connection with the sale transaction, on November 6, 2006, the Company also paid off the existing mortgage on the building of approximately $11.6 million (see Note 10). The early payment triggered a prepayment penalty of approximately $0.4 million. The sale transaction subsequently closed on November 9, 2006.
     Under the terms of the lease, the Company pays a basic annual rent of $3.0 million (subject to an annual fixed percentage increase, as set forth in the agreement), plus a 1% annual management fee, property taxes and other normal and necessary expenses associated with the lease such as utilities, repairs and maintenance, etc. The Company has the right to extend the lease for two five-year terms and will have the first right of refusal to lease, at market rates, any facilities built on the sold lots.
     In accordance with SFAS 13, Accounting for Leases, the Company recognized an immediate pre-tax gain on the sale transaction of approximately $3.1 million and deferred a gain of approximately $29.5 million on the sale of the building. The deferred gain is recognized on a straight-line basis over the 15 year term of the lease at a rate of approximately $2.0 million per year; the amount of the deferred gain recognized in 2006 was $0.3 million.

22. Resignation of CEO and Appointment of New CEO
     On July 31, 2006, the Company entered into a separation agreement with David Robinson providing for Mr. Robinson’s resignation as Chairman, President, and Chief Executive Officer of the Company. Under the separation agreement, Mr. Robinson received his base salary and certain benefits for 24 months, payable in five equal monthly installments beginning August 1, 2006 and ending December 1, 2006. In addition, the agreement provided for the immediate vesting of Mr. Robinson’s unvested stock options and an extension of the exercise period of his options to January 15, 2007. In connection with the resignation, the Company recognized expense of approximately $1.9 million in 2006, comprised of cash payments of $1.4 million and stock-based compensation of $0.5 million associated with the modification of the vesting and exercise period of the stock options.
     On August 1, 2006, the Company announced that current director Henry F. Blissenbach had been named Chairman and interim Chief Executive Officer. The Company agreed to pay Dr. Blissenbach $40,000 per month, commencing August 1, 2006 for his services as Chairman and interim Chief Executive Officer. In addition, Dr. Blissenbach was eligible to receive incentive compensation of up to 50% of his base salary, but not more than $100,000, based upon his performance of certain objectives incorporated within the employment agreement which the Company and Dr. Blissenbach entered into. Also, Dr. Blissenbach received a stock option grant to purchase 150,000 shares of the Company’s common stock at an exercise price of $9.20 per share. These stock options vested upon the appointment of a new chief executive officer in January 2007 as further discussed below. Finally, the Company reimbursed Dr. Blissenbach for all reasonable expenses incurred in discharging his duties as interim Chief Executive Officer, including, but not limited to commuting costs to San Diego and living and related costs during the time he spent in San Diego.
     On January 15, 2007, the Company announced that John L. Higgins had joined the Company as Chief Executive Officer and President. Mr. Higgins succeeded Dr. Blissenbach, who continues as Chairman of the Board of Directors. The Company has agreed to pay Mr. Higgins an annual salary of $400,000, with his employment commencing as of January 10, 2007. In addition, Mr. Higgins has a performance bonus opportunity with a target of 50% of his salary, up to a maximum of 75%, and received a restricted stock grant of 150,000 shares of the Company’s common stock vesting over two years. The Company also provided Mr. Higgins with a lump-sum relocation benefit of $100,000. Mr. Higgins’ employment agreement provides for severance payments and benefits in the event that employment is terminated under various scenarios, such as a change in control of the Company.
23. Reductions in Workforce
     In December 2006, and following the sale of the Company’s oncology product line to Eisai, the Company entered into a plan to eliminate 40 employee positions, across all functional areas, which were no longer deemed necessary considering the Company’s decision to sell its commercial assets. Additionally, the Company terminated 23 AVINZA sales representatives and regional business managers who were not offered positions with King or declined King’s offer of employment. The affected employees were informed of the plan in December 2006 with an effective termination date of January 2, 2007. In connection with the termination plan, the Company recognized operating expenses of approximately $2.9 million in the fourth quarter of 2006, comprised of one-time severance benefits of $2.3 million, stock compensation of $0.3 million, and other costs of $0.3 million. The stock compensation charge resulted from the accelerated vesting and extension of the exercise period of stock options in accordance with severance arrangements of certain senior management members. The Company paid $0.5 million in December 2006 and the remaining balance in January 2007.
     As more fully discussed in Note 24, the Company announced another restructuring plan on January 31, 2007 calling for the elimination of an additional 204 positions.
24. Subsequent Events (Unaudited)
Appointment of New CEO
     As more fully discussed in Note 22, in January 2007 the Company announced the appointment of John L. Higgins as Chief Executive Officer and President.

Reduction in Workforce
     On January 31, 2007, the Company announced an additional restructuring plan calling for the elimination of approximately 204 positions across all functional areas. This reduction was made in connection with the efforts to refocus the Company, following the sale of the Company’s commercial assets, as a smaller, highly focused research and development and royalty-driven biotech company. Associated with the restructuring and refocused business model, several of the Company’s executive officers agreed to step down including the Chief Financial Officer, Chief Scientific Officer and General Counsel. The Company also announced that primary operations are expected to be consolidated into one building with the goal to sublet un-utilized space. In connection with the restructuring, the Company expects to take a charge to earnings, the majority of which will be recorded in the first quarter of 2007, of approximately $10.8 million, comprised of one-time severance benefits of $7.5 million, stock compensation of $2.2 million, and other costs of $1.1 million. The stock compensation charge results from the accelerated vesting and extension of the exercise period of stock options in accordance with severance arrangements of certain senior management members.
Sale of AVINZA Product Line
     On September 6, 2006, Ligand and King Pharmaceuticals, Inc. (“King”), entered into a purchase agreement (the “AVINZA Purchase Agreement”), pursuant to which King agreed to acquire all of the Company’s rights in and to AVINZA in the United States, its territories and Canada, including, among other things, all AVINZA inventory, records and related intellectual property, and assume certain liabilities as set forth in the AVINZA Purchase Agreement (collectively, the “Transaction”). In addition, King, subject to the terms and conditions of the AVINZA Purchase Agreement, agreed to offer employment following the closing of the Transaction (the “Closing”) to certain of the Company’s existing AVINZA sales representatives or otherwise reimburse the Company for agreed upon severance arrangements offered to any such non-hired representatives.
     Pursuant to the AVINZA Purchase Agreement, at Closing on February 26, 2007 (the “Closing Date”), the Company received $280.4 million in net cash proceeds, which is net of $15.0 million that was funded into an escrow account to support potential indemnification claims made by King following the Closing. The net cash received includes the purchase price of $246.3 million which is net of an adjustment of approximately $12.7 million due to estimated retail inventory levels of AVINZA at the Closing Date exceeding targeted levels. This adjustment is subject to the outcome of final studies and review by King which could therefore result in a subsequent adjustment to the net purchase price. The purchase price also reflects a reduction of $6.0 million for anticipated higher cost of goods for King related to the Cardinal Health PTS, LLC (“Cardinal”) manufacturing and packaging agreement (see Note 12). At the closing, Ligand agreed to not assign the Cardinal agreement to King, wind down the contract, and remain responsible for any resulting liabilities. The Company will record a charge as a reduction to the gain on the sale of the AVINZA product line in the first quarter of 2007 for any liabilities incurred in connection with the winding down of the Cardinal agreement.

     The net cash received also includes reimbursement of $47.8 million for co-promote termination payments which had previously been paid to Organon, $0.9 million of interest Ligand paid King on a loan that was repaid in January 2007, and $0.5 million of severance expense for AVINZA sales representatives not offered positions with King. A summary of the net cash proceeds is as follows (in thousands):

Purchase price	$265,000
Reimbursement of Organon payments	47,750
Repayment of interest on King loan	883
Reimbursement of sales representative severance costs	453

314,086

Less retail pharmacy inventory adjustment	(12,687)
Less cost of goods manufacturing adjustment	(6,000)

295,399
Less funds placed into escrow	(15,000)

Net cash proceeds	$280,399

     King also assumed Ligand’s co-promote termination obligation to make payments to Organon based on net sales of AVINZA (approximately $93.3 million as of December 31, 2006). As Organon has not consented to the legal assignment of the co-promote termination obligation from Ligand to King, Ligand remains liable to Organon in the event of King’s default of this obligation. The Company also incurred approximately $7.2 million in transaction fees and other costs associated with the sale that are not reflected in the net cash proceeds. This amount includes approximately $3.6 million for investment banking services and related expenses which have not yet been paid. The Company is disputing that these fees are owed to the investment banking firm.
     In addition to the assumption of existing royalty obligations, King will pay Ligand a 15% royalty on AVINZA net sales during the first 20 months after Closing. Subsequent royalty payments will be based upon calendar year net sales. If calendar year net sales are less than $200.0 million, the royalty payment will be 5% of all net sales. If calendar year net sales are greater than $200.0 million, the royalty payment will be 10% of all net sales less than $250.0 million, plus 15% of net sales greater than $250.0 million.
     In connection with the sale, the Company has agreed to indemnify King for a period of 16 months after the closing for a number of specified matters including the breach of the Company’s representations, warranties and covenants contained in the asset purchase agreement, and in some cases for a period of 30 months following the closing of the asset sale. Under the Company’s agreement with King, $15.0 million of the total upfront cash payment was deposited into an escrow account to secure the Company’s indemnification obligations to King following the closing.
     The Company’s indemnification obligations under the asset purchase agreements could cause Ligand to be liable to King under certain circumstances, in excess of the amount set forth in the escrow account. The AVINZA asset purchase agreement also allows King, under certain circumstances, to set off indemnification claims against the royalty payments payable to the Company. Under the asset purchase agreement, the Company’s liability for any indemnification claim brought by King is generally limited to $40.0 million. However, the Company’s obligation to provide indemnification on certain matters is not subject to this indemnification limit. For example, the Company agreed to retain, and provide indemnification without limitation to King for all liabilities arising under certain agreements with Cardinal Health PTS, LLC related to the manufacture of AVINZA. The Company cannot predict the liabilities that may arise as a result of these matters. Any liability claims related to these matters or any indemnification claims made by King could materially and adversely affect the Company’s financial condition.
     In connection with the Transaction, King loaned the Company, at the Company’s option, $37.8 million (the “Loan”) which was used to pay the Company’s co-promote termination obligation to Organon due October 15, 2006. This loan was drawn, and the $37.8 million co-promote liability settled in October 2006. Amounts due under the loan were subject to certain market terms, including a 9.5% interest rate. In addition, and as a condition of the loan, $38.6 million of the funds received from Eisai was deposited into a restricted account to be used to repay the loan to King, plus interest. The Company repaid the loan plus interest in January 2007. As noted above, King refunded the interest to the Company on the Closing Date.
     Also on September 6, 2006, the Company entered into a contract sales force agreement (the “Sales Call Agreement”) with King, pursuant to which King agreed to conduct a sales detailing program to promote the sale of AVINZA for an agreed upon fee, subject to the terms and conditions of the Sales Call Agreement. Pursuant to the Sales Call Agreement, King agreed to perform certain minimum monthly product details (i.e. sales calls), which commenced effective October 1, 2006 and continued until the Closing Date. The amount due to King under the Sales Call Agreement as of December 31, 2006 is approximately $3.8 million.
     The following table summarizes product sales and cost of products sold information for AVINZA for 2006, 2005 and 2004 included in the consolidated statements of operations (in thousands):

	Years Ended December 31,
	2006	2005	2004
Product sales	$136,983	$112,793	$69,470
Cost of products sold	(22,642)	(23,090)	(18,264)

Gross margin	$114,341	$89,703	$51,206

Potential Dividend/Modification to 2002 Stock Incentive Plan
     The Company’s Board of Directors is evaluating the distribution of a substantial portion of the net cash proceeds from the asset sales transactions to the Company’s stockholders in the form of a special dividend following the consummation of the AVINZA sale transaction. The Board has not determined the amount of any such special dividend, and the amount available for such a dividend depends on a number of factors including the Company’s capital surplus, cash on hand and estimated cash needs for the Company’s continuing business. Additionally, in February 2007 the Company’s stockholders approved a modification to the 2002 Stock Incentive Plan (the “2002 Plan”) to allow equitable adjustments to be made to options outstanding under the 2002 Plan in the event of a special cash dividend. Given that such modification was made in contemplation of the special dividend under consideration, any such adjustments to outstanding options would result in the recognition of compensation expense in the Company’s consolidated statement of operations under the requirements of Statement of Financial Accounting Standard No 123(R) Share-Based Payment (“SFAS 123(R)”). Any such expense could be material.
Change in Board of Directors/Funding of Legacy Director Indemnity Fund
     On March 1, 2007, the Company announced the resignation of directors John Groom, Irving S. Johnson, Ph.D., Daniel Loeb, Carl C. Peck, M.D. and Brigette Roberts, M.D. and the appointment of four new directors, John L. Higgins, our President and Chief Executive Officer, Todd C. Davis, Elizabeth M. Greetham and David M. Knott. Also, on March 1, 2007, the Company entered into an indemnity fund agreement, which established in a trust account with Dorsey & Whitney LLP, counsel to Company’s independent directors and to the Audit Committee of the Company’s Board of Directors, a $10.0 million indemnity fund to support the Company’s existing indemnification obligations to continuing and departing directors in connection with the ongoing SEC investigation and related matters.
The Salk Institute for Biological Studies (“Salk”) Allegations
     In March 2007, the Company received a letter from legal counsel to The Salk Institute for Biological Studies (“Salk”) alleging that the Company owes Salk royalties on prior product sales of Targretin as well as a percentage of the amounts received from Eisai Co., Ltd. (Tokyo) and Eisai Inc. (New Jersey) that are attributable to Targretin with respect to the Company’s sale of its Oncology Product Line to Eisai that was completed in October 2006. Salk alleges that they are owed at least 25% of the consideration paid by Eisai for that portion of Ligand’s oncology product line and associated assets attributable to Targretin. The Company has reviewed these matters and does not believe it has any financial obligations to Salk pertaining to Targretin. Accordingly, the Company intends to vigorously oppose any Salk claim for payment related to these matters.
Subsequent Stock Issuance
     Subsequent to December 31, 2006 and through February 28, 2006, the Company has issued 457,276 additional shares of common stock, consisting of 150,000 shares pursuant to the restricted stock grant relating to the hiring of the CEO and 307,276 shares relating to the exercises of stock options.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.
Item 9A. Controls and Procedures
(a) Disclosure Controls and Procedures
     The Company is required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as appropriate, to allow timely decisions regarding required disclosure.
     In connection with the preparation of this Form 10-K for the year ended December 31, 2006, management, under the supervision of the CEO and CFO, conducted an evaluation of disclosure controls and procedures. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2006.
(b) Management’s Report on Internal Control over Financial Reporting
     Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.
     Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.
     There were no changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2006, except as noted in (c) and (d) below, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
     BDO Seidman LLP, the Company’s independent registered public accountants, has audited this assessment of the Company’s internal control over financial reporting; their report is included in Item 9A.
(c) Changes in Internal Control over Financial Reporting
     As disclosed in the Company’s 2005 Annual Report on Form 10-K, the Company reported the following material weaknesses in internal control over financial reporting:
•	Revenue Recognition. The Company previously reported that it did not have effective controls and procedures to ensure that revenues were recognized in accordance with generally accepted accounting principles. As further discussed below, the Company implemented new revenue recognition models and related internal controls to remediate this weakness. Such remediation efforts, however, were not fully implemented until the fourth quarter of 2005. Management believes the controls with respect to revenue recognition were appropriately designed and effective at June 30, 2006 and continued to be effective at December 31, 2006, as further discussed in Item (d) below.

•	Record Keeping and Documentation. The Company previously reported that it did not have adequate record keeping and documentation supporting the decisions made and the accounting for complex transactions. As further discussed below, the Company implemented new procedures and controls to remediate this weakness. Such remediation efforts, however, were not fully implemented until the fourth quarter of 2005. Management believes the controls with respect to record keeping were appropriately designed and effective at June 30, 2006 and continued to be effective at December 31, 2006, as further discussed in Item (d) below.

•	Lack of Sufficient Qualified Accounting Personnel. The Company previously reported that it did not have adequate manpower in its accounting and finance department and lacked sufficient qualified accounting personnel to identify and resolve complex accounting issues in accordance with generally accepted accounting principles. As further discussed below, the Company appropriately designed the organization structure of its accounting and finance department and staffed key positions to remediate this weakness. Such remediation efforts, however, were not fully implemented until the second and third quarters of 2006. Management believes the controls, with respect to qualified accounting personnel, were appropriately designed and effective at September 30, 2006 and continued to be effective at December 31, 2006, as further discussed in Item (d) below.

•	Financial Statement Close Procedures. The Company previously reported that it did not have adequate financial reporting and close procedures. As further discussed below, the Company implemented new procedures and controls to remediate this weakness. Such remediation efforts, however, were not fully implemented until the fourth quarter of 2005. Management believes the controls with respect to financial statement close procedures were appropriately designed and effective at September 30, 2006 and continued to be effective at December 31, 2006, as further discussed in Item (d) below.

•	Internal Audit. The Company previously reported that it did not maintain an independent effective Internal Audit department. As further discussed below, in the second and third quarters of 2006, the Company staffed an internal audit department, including a Director of Internal Audit, and received Audit Committee approval for its internal audit plan and the internal audit charter. Effective the third quarter of 2006, the Company’s internal audit department was operating in accordance with the approved charter and began executing the approved internal audit plan. Accordingly, management believes that controls with respect to the existence of an independent, effective internal audit department were in place and operating at September 30, 2006 and continued to be effective at December 31, 2006, as further discussed in Item (d) below.

•	Spreadsheet Controls. In connection with the change in the Company’s revenue recognition for product sales from the sell-in method to the sell-through method in 2005, the use of spreadsheets became a pervasive and integral part of the Company’s financial accounting, quarter-end close, and financial reporting processes. As previously reported, the Company did not have effective end user general controls over the access, change management and validation of spreadsheets used in its financial processes, nor did the Company have formal policies and procedures in place relating to the use of spreadsheets. As more fully discussed below, management completed the implementation of policies and procedures relating to spreadsheet management which are designed to ensure that adequate control activities exist surrounding significant spreadsheets. These policies and procedures, which include controls relating to data integrity, version control, and restricted access to such spreadsheets, were implemented and considered to be operating effectively for the Company’s key revenue recognition spreadsheets as of September 30, 2006 and continued to be effective at December 31, 2006. These policies and procedures were fully implemented for all other key (non-revenue recognition) spreadsheets in the third quarter of 2006 and are considered to be effective at December 31, 2006.

•	Segregation of Duties. Management identified certain members of the Company’s accounting and finance department who had accounting system access rights that were incompatible with the current roles and duties of such individuals. This control deficiency was identified as of December 31, 2004. However, when considered in conjunction with the material weaknesses identified in 2005 surrounding internal audit and monitoring controls discussed herein, this control deficiency was elevated to a material weakness as of

December 31, 2005. In 2006, the Company terminated access rights for those individuals who were determined to have system access incompatible with their job functions. Management believes the controls with respect to segregation of duties were appropriately designed and effective at September 30, 2006 and continued to be effective at December 31, 2006.

•	Monitoring Controls. As a result of the demands placed on the Company’s accounting and finance department with respect to the Company’s accounting restatement in 2005, management did not properly maintain the Company’s documentation of internal control over financial reporting during 2005 to reflect changes in internal control over financial reporting and as a result did not substantively commence the process to update such documentation and complete its assessment until December 2005. Further, the restatement process which occurred in 2005 resulted in the delayed performance of certain control procedures in the period-end close process. Accordingly, management determined that this control deficiency constituted a material weakness as of December 31, 2005. As discussed below, management believes it has implemented procedures and controls in 2006 to ensure more timely maintenance of internal control documentation and execution of its monitoring controls over its internal controls over financial reporting and that such controls continued to be effective at December 31, 2006.
d) Remediation Steps to Address Material Weaknesses Identified in 2005
     The following describes the remediation steps taken by management in 2006 to address material weaknesses identified and disclosed in the Company’s 2005 Annual Report on Form 10-K:
Revenue Recognition
•	During 2005, the Company’s finance and accounting department, with the assistance of outside expert consultants, developed accounting models to recognize sales of its domestic products, except Panretin, under the sell-through revenue recognition method in accordance with generally accepted accounting principles. In connection with the development of these models, the Company also implemented a number of new and enhanced controls and procedures to support the sell-through revenue recognition accounting models. These controls and procedures include approximately 35 revenue models used in connection with the sell-through revenue recognition method including related contra-revenue models and demand reconciliations to support and assess the reasonableness of the data and estimates, which includes information and estimates obtained from third-parties.

•	During the fourth quarter of 2005, the accounting and finance department completed the implementation of procedures surrounding the month-end close process to ensure that the information and estimates necessary for reporting product revenues under the sell-through method to facilitate a timely period-end close were available.

•	A training program for employees and consultants involved in the revenue recognition accounting was developed and took place during the fourth quarter of 2005. In 2006, additional training was provided and updated as considered necessary.

•	The Company staffed the position of Senior Revenue Recognition Analyst in the second quarter of 2006 and implemented additional reviews over the revenue recognition area by senior accounting and finance personnel. The Company has not filled the position of Manager of Revenue Recognition. However, given the sale of the Company’s revenue-producing assets, the Company does not contemplate filling this position. Management believes that the measures identified above are sufficient to address the control considerations surrounding revenue recognition.
Record Keeping and Documentation
•	The Company has implemented improved procedures for analyzing, reviewing, and documenting the support for significant and complex transactions. Documentation for all complex transactions is now maintained by the Corporate Controller.

•	The Company’s accounting and finance and legal departments developed a formal internal policy during the fourth quarter of 2005 entitled “Documentation of Accounting Decisions,” regarding the preparation and maintenance of contemporaneous documentation supporting accounting transactions and contractual interpretations. The formal policy provides for enhanced communication between the Company’s finance and legal personnel.
Lack of Sufficient Qualified Accounting Personnel
•	The Company’s previous Director of Internal Audit resigned effective December 2, 2005. In December 2005, the Company retained a nationally recognized external consulting firm to assist the Internal Audit department and oversee the Company’s ongoing compliance effort under Section 404 of the Sarbanes Oxley Act of 2002 until a permanent replacement for the Company’s Director of Internal Audit was hired. During the second quarter of 2006, the Company hired a Director of Internal Audit, who is a certified public accountant and who commenced employment in May 2006.

•	During 2005, the Company engaged expert accounting consultants to assist the Company’s accounting and finance department with a number of activities, including the management and implementation of controls surrounding the Company’s new sell-through revenue recognition models, the administration of existing controls and procedures, preparation of the Company’s SEC filings and the documentation of complex accounting transactions.

•	During the second quarter of 2006, the Company hired additional senior accounting personnel who are certified public accountants including, a Director of Corporate Accounting, a Senior Accounting Manager, and a Director of Internal Audit, as discussed above. The Company also staffed the position of Senior Revenue Recognition Analyst through an internal transfer in the second quarter of 2006 and hired a senior internal auditor and internal audit staff member in the third quarter of 2006. Additionally, the Company hired a Director of Budget and Financial Analysis in August 2006 to replace the Senior Manager, Budget and Financial Analysis who left the Company in June 2006. Lastly, other open positions below the manager level have been sufficiently staffed with qualified consulting personnel.
Financial Statement Close Procedures
•	The Company has designed and implemented process improvements concerning the Company’s financial reporting and close procedures. A training session for all finance department employees and consultants involved in the financial statement close process took place during the fourth quarter of 2005. Additionally, an ongoing periodic training update/program has been implemented to conduct training sessions on a regular basis to provide training to its finance and accounting personnel and to review procedures for timely and accurate preparation and management review of documentation and schedules to support the Company’s financial reporting and period-end close process. As discussed above, the additional management personnel hired by the finance department will also help ensure that all documentation necessary for the financial reporting and period-end close procedures is properly prepared and reviewed.
Internal Audit
•	As discussed under the caption Lack of Sufficient Qualified Accounting Personnel above, the Company hired a Director of Internal Audit, who commenced employment in the second quarter of 2006 and staffed an internal audit department in the third quarter of 2006. Additionally, prior to the Director of Internal Audit commencing employment, the Company engaged and continues to use a nationally recognized external consulting firm to assist with internal audit services.

•	The internal audit charter and the internal audit plan for 2006 were approved by the Company’s Audit Committee during the third quarter of 2006. The Company’s internal audit department commenced execution of the approved internal audit plan during the third quarter of 2006.

Spreadsheet Controls
•	Revenue Spreadsheet Controls. The Company implemented new revenue recognition models and related internal controls to remediate this weakness. Such remediation efforts, however, were not fully implemented until the fourth quarter of 2005. Since June 30, 2006, the Company believes that the controls surrounding the revenue spreadsheets were appropriately designed and have been effective.

•	Non-Revenue Spreadsheet Controls. In 2006, management identified and categorized significant spreadsheets using qualitative measures of financial risk and complexity. After being inventoried, the spreadsheets were subject to standardized control activity testing, ensuring that any deficiencies in such spreadsheets relating to security, change management, input validation, documentation, and segregation of duties were addressed. Management completed the implementation of policies and procedures relating to spreadsheet management which are designed to ensure that adequate control activities exist surrounding significant spreadsheets. These policies and procedures, which include controls relating to data integrity, version control, and restricted access to such spreadsheets were fully implemented in the third quarter of 2006.
Segregation of Duties
     In 2006, management identified those members of the Company’s accounting and finance department who had accounting system access rights that were incompatible with the current roles and duties of such individuals and subsequently terminated the access rights for those individuals. On a quarterly basis, commencing with the first quarter of 2006, management monitors the accounting system access rights of those employees with access to the accounting software systems to identify any grants of incompatible user access rights or any user access rights resulting from subsequent changes or modifications to the Company’s internal control structure.
Monitoring Controls
     As discussed under the caption Internal Audit above, the Company hired a Director of Internal Audit, who commenced employment in the second quarter of 2006. Additionally, prior to the Director of Internal Audit commencing employment, the Company engaged and continues to use a nationally recognized external consulting firm to assist with internal audit services. As part of this service, these consultants are responsible for assisting management with updating and maintaining the Company’s documentation of internal control over financial reporting. The consultants are also assisting with the testing of such internal controls and in monitoring the progress of any ongoing and newly identified remediation efforts to help ensure the timely completion of the Company’s 2006 monitoring program.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
To the Board of Directors and Stockholders
Ligand Pharmaceuticals Incorporated
San Diego, California
     We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Ligand Pharmaceuticals Incorporated and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the three year period ended December 31, 2006 and the schedule listed in the accompanying Item 15 and our report dated March 14, 2007 expressed an unqualified opinion on those consolidated financial statements and schedule.

/s/ BDO Seidman, LLP
Costa Mesa, California
March 14, 2007

Item 9B. Other Information
     None.
Part III
Item 10. Directors, Executive Officers and Corporate Governance
Code of Conduct
     The Board of Directors has adopted a Code of Conduct and Ethics Policy (“Code of Conduct”) that applies to all officers, directors and employees. The Company will promptly disclose any material amendment or waiver to the Code of Conduct which affects any corporate officer. The Code of Conduct was filed with the SEC as an exhibit to our report on Form 10-K for the year ended December 31, 2003, and can be accessed via our website (http://www.ligand.com), Corporate Overview page. You may also request a free copy by writing to: Investor Relations, Ligand Pharmaceuticals Incorporated, 10275 Science Center Drive, San Diego, CA 92121.
     The other information under Item 10 is hereby incorporated by reference from Ligand’s Definitive Proxy Statement to be filed with the Securities and Exchange Commission on or prior to April 30, 2007. See also the identification of the executive officers following Item 4 of this Annual Report on Form 10-K.
Item 11. Executive Compensation
     Item 11 is hereby incorporated by reference from Ligand’s Definitive Proxy Statement to be filed with the Securities and Exchange Commission on or prior to April 30, 2007.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
     Item 12 is hereby incorporated by reference from Ligand’s Definitive Proxy Statement to be filed with the Securities and Exchange Commission on or prior to April 30, 2007.
Item 13. Certain Relationships and Related Transactions, and Director Independence
     Item 13 is hereby incorporated by reference from Ligand’s Definitive Proxy Statement to be filed with the Securities and Exchange Commission on or prior to April 30, 2007.
Item 14. Principal Accountant Fees and Services
     Item 14 is hereby incorporated by reference from Ligand’s Definitive Proxy Statement to be filed with the Securities and Exchange Commission on or prior to April 30, 2007.

PART IV
Item 15. Exhibits and Financial Statement Schedules
(a) The following documents are included as part of this Annual Report on Form 10-K.
(1) Financial statements
Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Stockholders’ Equity (Deficit)
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
(2) Schedules not included herein have been omitted because they are not applicable or the required information is in the consolidated financial statements or notes thereto.
(3) The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

Exhibit Number	Description
2.1(1)	Agreement and Plan of Reorganization dated May 11, 1998, by and among the Company, Knight Acquisition Corp. and Seragen, Inc. (Filed as Exhibit 2.1).

2.2 (1)	Option and Asset Purchase Agreement, dated May 11, 1998, by and among the Company, Marathon Biopharmaceuticals, LLC, 520 Commonwealth Avenue Real Estate Corp. and 660 Corporation. (Filed as Exhibit 10.3).

2.3 (19)	Asset Purchase Agreement among CoPharma, Inc., Marathon Biopharmaceuticals, Inc., Seragen, Inc. and the Company dated January 7, 2000. (The schedules referenced in this agreement have not been included because they are either disclosed in such agreement or do not contain information which is material to an investment decision (with certain confidential portions omitted). The Company agrees to furnish a copy of such schedules to the Commission upon request).

2.5 (1)	Form of Certificate of Merger for acquisition of Seragen, Inc. (Filed as Exhibit 2.2).

3.1 (1)	Amended and Restated Certificate of Incorporation of the Company. (Filed as Exhibit 3.2).

3.2 (1)	Bylaws of the Company, as amended. (Filed as Exhibit 3.3).

3.3 (2)	Amended Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of the Company.

3.4 (31)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company dated June 14, 2000.

3.5 (3)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company dated September 30, 2004.

3.6 (46)	Amendment to the Bylaws of the Company dated November 13, 2005. (Filed as Exhibit 3.1).

4.1 (4)	Specimen stock certificate for shares of Common Stock of the Company.

Exhibit Number	Description
4.2 (38)	Indenture dated November 26, 2002, between Ligand Pharmaceuticals Incorporated and J.P. Morgan Trust Company, National Association, as trustee, with respect to the 6% convertible subordinated notes due 2007. (Filed as Exhibit 4.3).

4.3 (38)	Form of 6% Convertible Subordinated Note due 2007. (Filed as Exhibit 4.4).

4.4 (38)	Pledge Agreement dated November 26, 2002, between Ligand Pharmaceuticals Incorporated and J.P. Morgan Trust Company, National Association. (Filed as Exhibit 4.5).

4.5 (38)	Control Agreement dated November 26, 2002, among Ligand Pharmaceuticals Incorporated, J.P. Morgan Trust Company, National Association and JP Morgan Chase Bank. (Filed as Exhibit 4.6).

4.6 (61)	2006 Preferred Shares Rights Agreement, by and between Ligand Pharmaceuticals Incorporated and Mellon Investor Services LLC, dated as of October 13, 2006. (Filed as Exhibit 4.1)

10.1 (52)	Second Amendment to Non-Qualified Deferred Compensation Plan.

10.2 (52)	Letter Agreement by and between the Company and Tod G. Mertes dated as of December 8, 2005.

10.3 (4)	Form of Stock Issuance Agreement.

10.30 (4)	Form of Proprietary Information and Inventions Agreement.

10.31 (4)	Agreement, dated March 9, 1992, between the Company and Baylor College of Medicine (with certain confidential portions omitted).

10.33 (4)	License Agreement, dated November 14, 1991, between the Company and Rockefeller University (with certain confidential portions omitted).

10.34 (4)	License Agreement and Bailment, dated July 22, 1991, between the Company and the Regents of the University of California (with certain confidential portions omitted).

10.35 (4)	Agreement, dated May 1, 1991, between the Company and Pfizer Inc (with certain confidential portions omitted).

10.36 (4)	License Agreement, dated July 3, 1990, between the Company and the Brigham and Woman’s Hospital, Inc. (with certain confidential portions omitted).

10.38 (4)	License Agreement, dated January 5, 1990, between the Company and the University of North Carolina at Chapel Hill (with certain confidential portions omitted).

10.41 (4)	License Agreement, dated October 1, 1989, between the Company and Institute Pasteur (with certain confidential portions omitted).

10.43 (4)	License Agreement, dated June 23, 1989, between the Company and La Jolla Cancer Research Foundation (with certain confidential portions omitted).

10.46 (4)	Form of Indemnification Agreement between the Company and each of its directors.

10.47 (4)	Form of Indemnification Agreement between the Company and each of its officers.

10.58 (4)	Stock Purchase Agreement, dated September 9, 1992, between the Company and Glaxo, Inc.

10.59 (4)	Research and Development Agreement, dated September 9, 1992, between the Company and Glaxo, Inc. (with certain confidential portions omitted).

Exhibit Number	Description
10.60 (4)	Stock Transfer Agreement, dated September 30, 1992, between the Company and the Rockefeller University.

10.61 (4)	Stock Transfer Agreement, dated September 30, 1992, between the Company and New York University.

10.62 (4)	License Agreement, dated September 30, 1992, between the Company and the Rockefeller University (with certain confidential portions omitted).

10.67 (4)	Letter Agreement, dated September 11, 1992, between the Company and Mr. Paul Maier.

10.73 (21)	Supplementary Agreement, dated October 1, 1993, between the Company and Pfizer, Inc. to Agreement, dated May 1, 1991.

10.78 (23)	Research, Development and License Agreement, dated July 6, 1994, between the Company and Abbott Laboratories (with certain confidential portions omitted). (Filed as Exhibit 10.75).

10.83 (23)	Option Agreement, dated September 2, 1994, between the Company and American Home Products Corporation, as represented by its Wyeth-Ayerst Research Division (with certain confidential portions omitted). (Filed as Exhibit 10.80).

10.93 (6)	Indemnity Agreement, dated June 3, 1995, between the Company, Allergan, Inc. and Allergan Ligand Retinoid Therapeutics, Inc.

10.97 (6)	Research, Development and License Agreement, dated December 29, 1994, between SmithKline Beecham Corporation and the Company (with certain confidential portions omitted).

10.98 (6)	Stock and Note Purchase Agreement, dated February 2, 1995, between SmithKline Beecham Corporation, S.R. One, Limited and the Company (with certain confidential portions omitted).

10.140 (28)	Promissory Notes, General Security Agreements and a Credit Terms and Conditions letter dated March 31, 1995, between the Company and Imperial Bank (Filed as Exhibit 10.101).

10.148 (24)	Lease, dated July 6, 1994, between the Company and Chevron/Nexus partnership, First Amendment to lease dated July 6, 1994.

10.149 (25)	Successor Employment Agreement, signed May 1, 1996, between the Company and David E. Robinson.

10.150 (7)	Master Lease Agreement, signed May 30, 1996, between the Company and USL Capital Corporation.

10.151 (25)	Settlement Agreement and Mutual Release of all Claims, signed April 20, 1996, between the Company and Pfizer, Inc. (with certain confidential portions omitted).

10.152 (25)	Letter Amendment to Abbott Agreement, dated March 14, 1996, between the Company and Abbott Laboratories (with certain confidential portions omitted).

10.153 (26)	Letter Agreement, dated August 8, 1996, between the Company and Dr. Andres Negro-Vilar.

10.155 (7)	Letter Agreement, dated November 4, 1996, between the Company and William Pettit.

10.157 (7)	Master Lease Agreement, signed February 13, 1997, between the Company and Lease Management Services.

10.158 (7)	Lease, dated March 7, 1997, between the Company and Nexus Equity VI LLC.

Exhibit Number	Description
10.161 (29)	Settlement Agreement, License and Mutual General Release between Ligand Pharmaceuticals and SRI/LJCRF, dated August 23, 1995 (with certain confidential portions omitted).

10.163 (30)	Extension of Master Lease Agreement between Lease Management Services and Ligand Pharmaceuticals dated July 29, 1997.

10.165 (8)	Amended and Restated Technology Cross License Agreement, dated September 24, 1997, among the Company, Allergan, Inc. and Allergan Ligand Retinoid Therapeutics, Inc.

10.167 (8)	Development and License Agreement, dated November 25, 1997, between the Company and Eli Lilly and Company (with certain confidential portions omitted).

10.168 (8)	Collaboration Agreement, dated November 25, 1997, among the Company, Eli Lilly and Company, and Allergan Ligand Retinoid Therapeutics, Inc. (with certain confidential portions omitted).

10.169 (8)	Option and Wholesale Purchase Agreement, dated November 25, 1997, between the Company and Eli Lilly and Company (with certain confidential portions omitted).

10.171 (8)	First Amendment to Option and Wholesale Purchase Agreement dated February 23, 1998, between the Company and Eli Lilly and Company (with certain confidential portions omitted).

10.172 (8)	Second Amendment to Option and Wholesale Purchase Agreement, dated March 16, 1998, between the Company and Eli Lilly and Company (with certain confidential portions omitted).

10.176 (10)	Secured Promissory Note, dated March 7, 1997, in the face amount of $3,650,000, payable to the Company by Nexus Equity VI LLC. (Filed as Exhibit 10.1).

10.177 (10)	Amended memorandum of Lease effective March 7, 1997, between the Company and Nexus Equity VI LLC. (Filed as Exhibit 10.2).

10.178 (10)	First Amendment to Lease, dated March 7, 1997, between the Company and Nexus Equity VI LLC. (Filed as Exhibit 10.3).

10.179 (10)	First Amendment to Secured Promissory Note, date March 7, 1997, payable to the Nexus Equity VI LLC. (Filed as Exhibit 10.4).

10.184 (11)	Letter agreement, dated May 11, 1998, by and among the Company, Eli Lilly and Company and Seragen, Inc. (Filed as Exhibit 99.6).

10.185 (1)	Amendment No. 3 to Option and Wholesale Purchase Agreement, dated May 11, 1998, by and between Eli Lilly and Company and the Company. (Filed as Exhibit 10.6).

10.186 (1)	Agreement, dated May 11, 1998, by and among Eli Lilly and Company, the Company and Seragen, Inc. (Filed as Exhibit 10.7).

10.188 (11)	Settlement Agreement, dated May 1, 1998, by and among Seragen, Inc., Seragen Biopharmaceuticals Ltd./Seragen Biopharmaceutique Ltee, Sofinov Societe Financiere D’Innovation Inc., Societe Innovatech Du Grand Montreal, MDS Health Ventures Inc., Canadian Medical Discoveries Fund Inc., Royal Bank Capital Corporation and Health Care and Biotechnology Venture Fund (Filed as Exhibit 99.2).

10.189 (11)	Accord and Satisfaction Agreement, dated May 11, 1998, by and among Seragen, Inc., Seragen Technology, Inc., Trustees of Boston University, Seragen LLC, Marathon Biopharmaceuticals, LLC, United States Surgical Corporation, Leon C. Hirsch, Turi Josefsen, Gerald S.J. and Loretta P. Cassidy, Reed R. Prior, Jean C. Nichols, Elizabeth C. Chen, Robert W. Crane, Shoreline Pacific Institutional Finance, Lehman Brothers Inc., 520 Commonwealth Avenue Real Estate Corp. and 660 Corporation (Filed as Exhibit 99.4).

Exhibit Number	Description
10.191 (10)	Letter of Agreement dated September 28, 1998 among the Company, Elan Corporation, plc and Elan International Services, Ltd. (with certain confidential portions omitted), (Filed as Exhibit 10.5).

10.198 (14)	Stock Purchase Agreement by and between the Company and Warner-Lambert Company dated September 1, 1999 (with certain confidential portions omitted). (Filed as Exhibit 10.2).

10.200 (14)	Nonexclusive Sublicense Agreement, effective September 8, 1999, by and among Seragen, Inc., Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd. (with certain confidential portions omitted). (Filed as Exhibit 10.4).

10.203 (14)	License Agreement effective June 30, 1999 by and between the Company and X-Ceptor Therapeutics, Inc. (with certain confidential portions omitted). (Filed as Exhibit 10.7).

10.218 (18)	Royalty Stream Purchase Agreement dated as of December 31, 1999 among Seragen, Inc., the Company, Pharmaceutical Partners, L.L.C., Bioventure Investments, Kft, and Pharmaceutical Royalties, LLC. (with certain confidential portions omitted).

10.220 (19)	Research, Development and License Agreement by and between Organon Company and Ligand Pharmaceuticals Incorporated dated February 11, 2000 (with certain confidential portions omitted).

10.224 (20)	Research, Development and License Agreement by and between Bristol Myers Squibb Company and Ligand Pharmaceuticals Incorporated dated May 19, 2000 (with certain confidential portions omitted).

10.230 (31)	Amended and Restated Registration Rights Agreement, dated as of June 29, 2000 among the Company and certain of its investors.

10.231 (2)	Marketing and Distribution Agreement with Ferrer Internacional S.A. to market and distribute Ligand Pharmaceuticals Incorporated products in Spain, Portugal and Greece. (Filed as Exhibit 10.3).

10.232 (2)	Marketing and Distribution Agreement with Ferrer Internacional S.A. to market and distribute Ligand Pharmaceuticals Incorporated products in Central and South America. (Filed as Exhibit 10.4).

10.235 (32)	Distributorship Agreement, dated February 29, 2001, between the Company and Elan Pharma International Limited (with certain confidential portions omitted).

10.238 (33)	Letter Agreement, dated May 17, 2001, between the Company and Gian Aliprandi.

10.239 (33)	Research, Development and License Agreement by and between the Company and TAP Pharmaceutical Products Inc. dated June 22, 2001 (with certain confidential portions omitted).

10.240 (34)	Letter Agreement, dated December 13, 2001, between the Company and Warner R. Broaddus, Esq.

10.242 (34)	First Addendum to Amended and Restated Registration Rights Agreement dated June 29, 2000, effective as of December 20, 2001.

10.244 (35)	Second Addendum to Amended and Restated Registration Rights Agreement dated June 29, 2000, effective as of March 28, 2002.

10.245 (35)	Purchase Agreement, dated March 6, 2002, between the Company and Pharmaceutical Royalties International (Cayman) Ltd.

10.246 (36)	Amended and Restated License Agreement Between The Salk Institute for Biological Studies and the Company (with certain confidential portions omitted).

Exhibit Number	Description
10.247 (37)	Amendment Number 1 to Purchase Agreement, dated July 29, 2002, between the Company and Pharmaceutical Royalties International (Cayman) Ltd.

10.250 (40)	Amended and Restated License and Supply Agreement, dated December 6, 2002, between the Company, Elan Corporation, plc and Elan Management Limited (with certain confidential portions omitted).

10.252 (40)	Amendment Number 1 to Amended and Restated Registration Rights Agreement, dated November 12, 2002, between the Company and Elan Corporation plc and Elan International Services, Ltd.

10.253 (40)	Second Amendment to Purchase Agreement, dated December 19, 2002, between the Company and Pharmaceuticals Royalties International (Cayman) Ltd.

10.254 (40)	Amendment Number 3 to Purchase Agreement, dated December 30, 2002, between the Company and Pharmaceuticals Royalties International (Cayman) Ltd. (with certain confidential portions omitted).

10.255 (40)	Purchase Agreement, dated December 30, 2002, between the Company and Pharmaceuticals Royalties International (Cayman) Ltd. (with certain confidential portions omitted).

10.256 (41)	Co-Promotion Agreement, dated January 1, 2003, by and between the Company and Organon Pharmaceuticals USA Inc. (with certain confidential portions omitted).

10.257 (42)	Letter Agreement, dated June 26, 2002, between the Company and James J. L’Italien, Ph.D.

10.258 (42)	Letter Agreement, dated May 20, 2003, between the Company and Tod G. Mertes.

10.259 (42)	Amendment No. 2 to Amended and Restated Registration Rights Agreement, dated June 25, 2003.

10.261 (43)	Letter Agreement, dated July 1, 2003, between the Company and Paul V. Maier.

10.262 (43)	Letter Agreement, dated July 1, 2003, between the Company and Ronald C. Eld.

10.263 (43)	Separation Agreement and General Release, effective July 10, 2003, between the Company and Thomas H. Silberg (with certain confidential portions omitted).

10.264 (44)	Option Agreement Between Investors Trust & Custodial Services (Ireland) Ltd., as Trustee for Royalty Pharma, Royalty Pharma Finance Trust and the Company, dated October 1, 2003 (with certain confidential portions omitted).

10.265 (44)	Amendment to Purchase Agreement Between Royalty Pharma Finance Trust and the Company, dated October 1, 2003 (with certain confidential portions omitted).

10.266 (44)	Manufacture and Supply Agreement between Seragen and Cambrex Bio Science Hopkinton, Inc., dated October 11, 2003 (with certain confidential portions omitted).

10.267 (53)	2002 Stock Incentive Plan (as amended and restated through March 9, 2006).

10.268 (44)	2002 Employee Stock Purchase Plan, dated July 1, 2002 (as amended through June 30, 2003).

10.269 (44)	Form of Stock Option Agreement.

10.270 (44)	Form of Employee Stock Purchase Plan Stock Purchase Agreement.

Exhibit Number	Description
10.271 (44)	Form of Automatic Stock Option Agreement.

10.272 (44)	Form of Director Fee Stock Option Agreement.

10.273 (45)	Letter Agreement, dated as of February 26, 2004, between the Company and Martin Meglasson.

10.274 (45)	Adoption Agreement for Smith Barney Inc. Execchoice (R) Nonqualified Deferred Compensation Plan.

10.275 (45)	Commercial Supply Agreement, dated February 27, 2004, between Seragen Incorporated and Holister-Stier Laboratories LLC (with certain confidential portions omitted).

10.276 (45)	Manufacturing and Packaging Agreement, dated February 13, 2004 between Cardinal Health PTS, LLC and the Company (with certain confidential portions omitted).

10.277 (45)	Letter Agreement, dated July 1, 2003 between the Company and William A. Pettit.

10.278 (47)	Letter Agreement, dated as of October 1, 2004, between the Company and Eric S. Groves

10.279 (47)	Form of Distribution, Storage, Data and Inventory Management Services Agreement.

10.280 (47)	Amendment Number 1 to the Option Agreement between Investors Trust & Custodial Services (Ireland) Ltd., solely in its capacity as Trustee for Royalty Pharma, Royalty Pharma Finance Trust and Ligand Pharmaceuticals Incorporated dated November 5, 2004.

10.281 (47)	Amendment to Agreement among Ligand Pharmaceuticals Incorporated, Seragen, Inc. and Eli Lilly and Company dated November 8, 2004.

10.282 (47)	Amendment to Purchase Agreement between Royalty Pharma Finance Trust, Ligand Pharmaceuticals Incorporated & Investors Trust and Custodial Services (Ireland) Ltd., solely in its capacity as Trustee of Royalty Pharma dated November 5, 2004.

10.283 (49)	Form of Management Lockup Agreement.

10.284 (49)	Letter Agreement, dated March 11, 2005, between the Company and Andres Negro Vilar.

10.285 (49)	Confidential Interference Settlement Agreement dated March 11, 2005, by and between the Company, SRI International and The Burnham Institute.

10.286 (50)	Letter Agreement dated as of July 28, 2005 between the Company and Taylor J. Crouch.

10.287 (53)	Amended and Restated Research, Development and License Agreement dated as of December 1, 2005 between the Company and Wyeth (formerly American Home Products Corporation) (with certain confidential portions omitted).

10.288 (48)	Settlement Agreement dated as of December 2, 2005 by and among Ligand Pharmaceuticals Incorporated and Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Partners LP, Third Point Ultra Ltd., Lyxor/Third Point Fund Ltd., and Third Point Partners Qualified LP. (Filed as Exhibit 10.1).

10.289 (53)	Form of Stock Issuance Agreement for non-employee directors.

10.290 (53)	Form of Amended and Restated Director Fee Stock Option Agreement for 2005 award to Alexander Cross.

10.291 (53)	Form of Amended and Restated Director Fee Stock Option Agreement for 2005 award to Henry Blissenbach, John Groom, Irving Johnson, John Kozarich, Daniel Loeb, Carl Peck, Jeffrey Perry, Brigette Roberts and Michael Rocca.

Exhibit Number	Description
10.292 (54)	Termination and Return of Rights Agreement between Ligand Pharmaceuticals Incorporated and Organon USA Inc. dated as of January 1, 2006

10.292A (55)	Form of Letter Agreement between the Company and certain of its officers dated as of March 1, 2006 (Filed as Exhibit 10.292).

10.293 (57)	First Amendment to the Manufacturing and Packaging Agreement between Cardinal Health PTS, LLC and Ligand Pharmaceuticals Incorporated (with certain confidential portions omitted).

10.294 (59)	Purchase Agreement, by and between Ligand Pharmaceuticals Incorporated, King Pharmaceuticals, Inc. and King Pharmaceuticals Research and Development, Inc., dated as of September 6, 2006.

10.295 (60)	Contract Sales Force Agreement, by and between Ligand Pharmaceuticals Incorporated and King Pharmaceuticals, Inc. dated as of September 6, 2006.

10.296 (59)	Purchase Agreement, by and among Ligand Pharmaceuticals Incorporated, Seragen, Inc., Eisai Inc. and Eisai Co., Ltd., dated as of September 7, 2006.

10.297 (56)	Separation Agreement dated as of July 31, 2006 by and between the Company and David E. Robinson.

10.298 (64)	Offer letter/employment agreement by and between the Company and Henry F. Blissenbach, dated as of August 1, 2006.

10.299 (58)	Form of Letter Agreement (Change of Control Severance Agreement) by and between the Company and certain officers dated as of August 25, 2006.

10.300 (58)	Form of Letter Agreement (Ordinary Severance Agreement) by and between the Company and certain officers dated as of August 25, 2006.

10.301	Stipulation of Settlement by and among Plaintiffs and Ligand Pharmaceuticals, Inc. et al., In re Ligand Pharmaceuticals Inc. Securities Litigation, United States District Court, District of Southern California, dated as of June 28, 2006, approved by Order dated October 16, 2006.

10.302	Stipulation of Settlement by and among Plaintiffs and Ligand Pharmaceuticals, Inc. et al., In re Ligand Pharmaceuticals Inc. Derivative Litigation, Superior Court of California, County of San Diego, dated as of September 19, 2006, approved by Order dated October 12, 2006.

10.303	Loan Agreement by and between Ligand Pharmaceuticals Incorporated and King Pharmaceuticals, 303 Inc. dated as of October 12, 2006.

10.304 (66)	Letter Agreement by and between Ligand and King Pharmaceuticals, Inc. effective as of December 29, 2006.

10.305 (66)	Amendment Number 1 to Purchase Agreement, Contract Sales Force Agreement and Confidentiality Agreement by and between Ligand and King Pharmaceuticals, Inc. effective as of November 30, 2006.

10.306 (63)	Purchase Agreement and Escrow Instructions by and between Nexus Equity VI, LLC, a California Limited Liability Company, and Ligand Pharmaceuticals Incorporated, a Delaware Corporation and Slough Estates USA Inc., a Delaware corporation dated October 25, 2006.

10.307 (65)	Amendment No. 1 to the Stockholders Agreement effective as of December 12, 2006, by and among Ligand Pharmaceutical Incorporated and Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Partners LP, Third Point Ultra Ltd., Lyxor/Third Point Fund Ltd., and Third Point Partners Qualified LP.

Exhibit Number	Description
10.308	2006 Employee Severance Plan dated as of October 4, 2006.

10.309	Form of Letter Agreement regarding Change of Control Severance Benefits between the Company and its officers.

10.310 (62)	Form of Letter Agreement by and between the Company and Tod G. Mertes dated as of October 19, 2006.

10.311(67)	Letter Agreement by and between the Company and John L. Higgins dated as of January 10, 2007.

10.312(68)	Amendment Number 2 to Purchase Agreement, by and between the Company and King Pharmaceuticals, Inc. effective as of February 26, 2007.

10.313(69)	Indemnity Fund Agreement.

14.1 (44)	Code of Business Conduct and Ethics

21.1	Subsidiaries of Registrant (See “Business”).

24.1	Power of Attorney (See page II-15).

31.1	Certification by Principal Executive Officer, Pursuant to Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification by Principal Financial Officer, Pursuant to Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification by Principal Executive Officer, Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification by Principal Financial Officer, Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Registration Statement on Form S-4 (No. 333-58823) filed on July 9, 1998.

(2)	This exhibit was previously filed as part of and is hereby incorporated by reference to same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 1999.

(3)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2004.

(4)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Registration Statement on Form S-1 (No. 33-47257) filed on April 16, 1992 as amended.

(5)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Form 8-A 12G/A, filed on April 6, 2004.

(6)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Registration Statement on Form S-1/S-3 (No. 33-87598 and 33-87600) filed on December 20, 1994, as amended.

(7)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Annual Report on Form 10-K for the period ended December 31, 1996.

(8)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Annual Report on Form 10-K for the period ended December 31, 1997.

(10)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 1998.

(11)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Current Report on Form 8-K of Seragen, Inc. filed on May 15, 1998.

(12)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Annual Report on Form 10-K for the period ended December 31, 1998.

(13)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Registration Statement on Form 8-A/A Amendment No. 1 (No. 0-20720) filed on November 10, 1998.

(14)	This exhibit was previously filed as part of and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 1999.

(15)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Schedule 13D of Elan Corporation, plc, filed on January 6, 1999, as amended.

(16)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Registration Statement on Form S-3 (No. 333-12603) filed on September 25, 1996, as amended.

(17)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Registration Statement on Form 8-A/A Amendment No. 2 (No. 0-20720) filed on December 24, 1998.

(18)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Annual Report on Form 10-K for the period ended December 31, 1999.

(19)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2000.

(20)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2000.

(21)	This exhibit was previously filed as part of, and are hereby incorporated by reference to the same numbered exhibit filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 1993.

(23)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 1994.

(24)	This exhibit was previously filed, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 1995.

(25)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly report on Form 10-Q for the period ended June 30, 1996.

(26)	This exhibit was previously filed as part of, and is hereby incorporated by reference at the same numbered exhibit filed with the Company’s Quarterly report on Form 10-Q for the period ended September 30, 1996.

(28)	This exhibit was previously filed as part of, and are hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly report on Form 10-Q for the period ended September 30, 1995.

(29)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 1997.

(30)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 1997.

(31)	This exhibit was previously filed as part of, and are hereby incorporated by reference to the same numbered exhibit filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2000.

(32)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2001.

(33)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001.

(34)	This exhibit was previously filed as part of, and are hereby incorporated by reference to the same numbered exhibit filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001.

(35)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2002.

(36)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002.

(37)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2002.

(38)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Registration Statement on Form S-3 (No. 333-102483) filed on January 13, 2003, as amended.

(40)	This exhibit was previously filed as part of, and are hereby incorporated by reference to the same numbered exhibit filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

(41)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2003.

(42)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003.

(43)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2003.

(44)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.

(45)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004.

(46)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Current Report on Form 8-K filed on November 14, 2005.

(47)	This exhibit was previously filed as part of, and are hereby incorporated by reference to the same numbered exhibit filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.

(48)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Current Report on Form 8-K filed on December 5, 2005.

(49)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2005.

(50)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2005.

(51)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Current Report on Form 8-K filed on December 13, 2005.

(52)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Current Report on Form 8-K filed on December 14, 2005.

(53)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Registration Statement on Form S-1 (no. 333-131029) filed on January 13, 2006 as amended.

(54)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with an Amendment to the Company’s Registration Statement on Form S-1 (No. 333-1031029) filed on February 10, 2006.

(55)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2006.

(56)	This exhibit was previously filed as part of, and is being incorporated by reference to the numbered exhibit filed with the Company’s Current Report Form 8-K filed on August 4, 2006.

(57)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2006.

(58)	This exhibit was previously filed as part of, and is being incorporated by reference to the numbered exhibit filed with the Company’s Current Report Form 8-K filed on August 30, 2006.

(59)	This exhibit was previously filed as part of, and is being incorporated by reference to the numbered exhibit filed with the Company’s Current Report Form 8-K filed on September 11, 2006.

(60)	This exhibit was previously filed as part of, and is being incorporated by reference to the numbered exhibit filed with the Company’s Current Report Form 8-K filed on September 12, 2006.

(61)	This exhibit was previously filed as part of, and is being incorporated by reference to the numbered exhibit filed with the Company’s Current Report Form 8-K filed on October 17, 2006.

(62)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Current Report on Form 8-K filed on October 20, 2006.

(63)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Current Report on Form 8-K filed on October 31, 2006.

(64)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the same numbered exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006.

(65)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Current Report on Form 8-K filed on December 14, 2006.

(66)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Current Report on Form 8-K filed on January 5, 2007.

(67)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Current Report on Form 8-K filed on January 16, 2007.

(68)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Current Report on Form 8-K filed on February 28, 2007.

(69)	This exhibit was previously filed as part of, and is hereby incorporated by reference to the numbered exhibit filed with the Company’s Current Report on Form 8-K filed on March 5, 2007.

(4)(d) Financial Statement Schedules
     Schedules not included herein have been omitted because they are not applicable or the required information is in the consolidated financial statements or notes thereto.
Schedule II – Valuation and Qualifying Accounts (in thousands)

	Balance at						Balance at
	Beginning of						End of
	Period	Charges	Deductions		Other		Period
December 31, 2006:
Allowance for doubtful accounts and cash discounts	$854	$4,167	$4,491		$—		$530
Reserve for inventory valuation	1,745	1,842	2,382		(1,052	)(A)	153
Valuation allowance on deferred tax assets	300,630	—	47,363	(B)	380		253,647

December 31, 2005:
Allowance for doubtful accounts and cash discounts	$1,097	$4,778	$5,021		$—		$854
Reserve for inventory valuation	1,027	1,387	669		—		1,745
Valuation allowance on deferred tax assets	286,225	14,495	—		(90)		300,630

December 31, 2004:
Allowance for doubtful accounts and cash discounts	$942	$4,612	$4,457		$—		$1,097
Reserve for inventory valuation	1,177	1,179	1,329		—		1,027
Valuation allowance on deferred tax assets	266,935	18,144	—		1,146		286,225

(A)	This reserve was adjusted in connection with the accounting for the sale of the Oncology Product Line on October 25, 2006.

(B)	Pursuant to Internal Revenue Code Sections 382 and 383, use of net operating loss and credit carryforwards may be limited if there were changes in ownership of more than 50%. The Company has completed a Section 382 study for Ligand, excluding Glycomed and Seragen, and has determined that Ligand had an ownership change in September 2005. As a result of this ownership change, utilization of Ligand’s net operating losses and credits are subject to limitations under Internal Revenue Code Sections 382 and 383. The information necessary to determine if an ownership change related to Glycomed and Seragen occurred prior to their acquisition by Ligand is not currently available. Accordingly, this amount includes an adjustment to reduce deferred tax assets and the related valuation allowance for such tax net operating loss and credit carryforwards. If information becomes available in the future to substantiate the amount of these net operating losses and credits not limited by Section 382 and 383, the Company will record the deferred tax assets at such time.

SIGNATURES
     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGAND PHARMACEUTICALS INCORPORATED
By:	/s/ JOHN L. HIGGINS
John L. Higgins,
President and Chief Executive Officer

Date: March 16, 2007
POWER OF ATTORNEY
     Know all men by these presents, that each person whose signature appears below constitutes and appoints John L. Higgins or Tod G. Mertes, his or her attorney-in-fact, with power of substitution in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that the attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN L. HIGGINS	President, Chief Executive Officer and Director
John L. Higgins	(Principal Executive Officer )	March 16, 2007

/s/ TOD G. MERTES	Vice President, Interim Chief Financial Officer
Tod G. Mertes	(Principal Financial and Accounting Officer)	March 16, 2007

/s/ JASON M. ARYEH	Director	March 16, 2007
Jason M. Aryeh

/s/ HENRY F. BLISSENBACH	Director	March 16, 2007
Henry F. Blissenbach

/s/ ALEXANDER D. CROSS	Director	March 16, 2007
Alexander D. Cross

/s/ TODD C. DAVIS	Director	March 16, 2007
Todd C. Davis

/s/ ELIZABETH M. GREETHAM	Director	March 16, 2007
Elizabeth M. Greetham

/s/ DAVID M. KNOTT	Director	March 16, 2007
David M. Knott

/s/ JOHN W. KOZARICH	Director	March 16, 2007
John W. Kozarich

/s/ JEFFREY R. PERRY	Director	March 16, 2007
Jeffrey R. Perry

/s/ MICHAEL A. ROCCA	Director	March 16, 2007
Michael A. Rocca

Exhibit 10.301
HULETT HARPER STEWART LLP
KIRK B. HULETT, SBN: 110726
550 West C Street, Suite 1600
San Diego, CA 92101
Telephone: (619) 338-1133
Facsimile: (619) 338-1139
Plaintiffs’ Liaison Counsel
SCHIFFRIN & BARROWAY, LLP
ANDREW L. ZIVITZ
KAY E. SICKLES
280 King of Prussia Road
Radnor, PA 19087
Telephone: (610) 667-7706
Facsimile: (610) 667-7056
Plaintiffs’ Lead Counsel
UNITED STATES DISTRICT COURT
SOUTHER DISTRICT OF CALIFORNIA

IN RE LIGAND PHARMACEUTICALS, INC.	: Master File No. 04-CV-1620-DMS (CAB)
SECURITIES LITIGATION	:
:

This Document Relates To	: STIPULATION OF SETTLEMENT
ALL ACTIONS	:
:
	DATE:	n/a
	TIME:	n/a
	JUDGE:	Hon. Dana M. Sabraw

STIPULATION OF SETTLEMENT
     This Stipulation of Settlement (the “Stipulation”), dated as of June 28, 2006, is made and entered into by and among the following parties (as defined further in Section V herein) to the above-entitled action: (i) Lead Plaintiffs (as defined below), individually and on behalf of each of the Settlement Class Members (as defined below), by and through their counsel of record in the action; and (ii) the Defendants (as defined below), by and through their counsel of record in the Action (collectively the “Parties”). The Stipulation is intended by the Parties to fully, finally and forever resolve, discharge and settle the Released Claims (as defined below), upon and subject to the terms and conditions hereof, including, but not limited to, Court approval.
I. THE ACTION
     A. The Filed Actions
     On and after August 9, 2004, eight federal securities class action complaints were filed against Ligand Pharmaceuticals, Incorporated (“Ligand” or the “Company”), David E. Robinson and Paul V. Maier (“Individual Defendants”), (collectively the “Defendants”), in the United States District Court for the Southern District of California.1 By an order of the Honorable Dana M. Sabraw dated December 10, 2004, the complaints were consolidated under the caption In re Ligand Pharmaceuticals, Inc. Securities Litigation, No. 04-CV-1620-DMS. On December 17, 2004, the Court appointed Gary Apostolov, William Davidson, Richard Fisher and Simon Del Rosario (the “Apostolov Group”) as lead plaintiffs (“Lead Plaintiffs”) and appointed Schiffrin & Barroway, LLP

[1]	The eight federal securities class action complaints filed were: Nguyen v. Ligand Pharmaceuticals, Inc., et al., No. 04-CIV-1620-DMS; Fuechtman v. Ligand Pharmaceuticals, Inc., et al., No. 04-CIV-1637-DMS; Panah v. Ligand Pharmaceuticals, Inc., et al., No. 04-CIV-1658-DMS; Jain v. Ligand Pharmaceuticals, Inc., et al., No. 04-CV-1668-DMS; Cirasuolo v. Ligand Pharmaceuticals, Inc., et al., No. 04-CV-1682-DMS; Wang v. Ligand Pharmaceuticals, Inc., et al., No. 04-CV-1691-DMS; Metzger v. Ligand Pharmaceuticals, Inc., et al., No. 04-CV-1715-JTM; and Ericksop v. Ligand Pharmaceuticals, Inc., et al., No. 04-CV-1962-DMS.

1

as Lead Counsel (“Lead Counsel”) for the Class and Hulett Harper & Stewart LLP as Liaison Counsel for the Class.
     B. Procedural History
     On March 2, 2005, Lead Plaintiffs filed the Consolidated Class Action Complaint for violations of the Federal Securities Laws (the “Consolidated Complaint”). The Consolidated Complaint asserted claims against Ligand and the Individual Defendants for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule10(b)(5) promulgated thereunder, on behalf of Lead Plaintiffs and all persons and entities who purchased securities of Ligand between March 3, 2004 and August 2, 2004, inclusive.
     On May 6, 2005, Defendants filed a motion to dismiss the Consolidated Complaint, contending, inter alia, that the statements Lead Plaintiffs alleged were actionable were not false and misleading, were protected by the statutory safe harbor, and were not made with the requisite knowing or reckless state of mind. By an Order dated September 27, 2005, the Court granted Defendants’ motion without prejudice, finding that Lead Plaintiffs did not specifically plead (1) the falsity of Defendants’ statements and omissions, or (2) Defendants’ scienter. By the same Order, the Court granted Lead Plaintiffs leave to amend.
     On November 18, 2005, the Company restated its financials for the years 2000 through 2004, and shortly thereafter, on December 23, 2005, Lead Plaintiffs filed their Second Amended Consolidated Class Action Complaint (the “Complaint”) on behalf of themselves and all other persons and entities who purchased securities of Ligand between March 19, 2001 and May 20, 2005, inclusive, alleging violations of Section 10(b) of the Exchange Act, and Rule 10(b)(5) promulgated thereunder.
     On January 23, 2006, Defendants moved to dismiss the Complaint Lead Plaintiffs opposed Defendants’ motion to dismiss by Memorandum dated February 23, 2006. On March 7, 2006,

2

Defendants filed a reply to Lead Plaintiffs’ opposition to the motion to dismiss. During the pendency of Defendants’ motion to dismiss, the Parties participated in intense arms-length settlement negotiations, which included two days of mediation. The Parties tentatively reached the proposed Settlement on April 22, 2006.
II. PRE-TRIAL PROCEEDINGS, INVESTIGATION, AND DISCOVERY
     A. Informal Discovery, Investigation and Research Conducted by Lead Plaintiffs
     Lead Counsel has conducted informal discovery and investigation during the prosecution of the Action. This informal discovery and investigation has included, inter alia, (i) review of Ligand’s public filings, annual reports, and other public statements; (ii) consultations with experts; (iii) interviews with confidential witnesses; (iv) research of the applicable law with respect to the claims asserted in the Action and the potential defenses thereto; and (v) review of informal discovery produced by Defendants.
     B. Settlement Negotiations and Mediation
     On February 9, 2006, the Parties appeared for their first mediation with the Honorable Howard B. Wiener and began their settlement discussions. In advance of this mediation, the Parties prepared detailed settlement statements. In their settlement statements and at the mediation, the Parties presented their respective views regarding the merits of the Action as well as their views concerning available defenses, the evidence, and damages analyses. Following ongoing negotiations conducted by Justice Wiener between February 9, 2006 and March 26, 2006, including two formal mediation sessions, a tentative agreement in principle was reached between the Lead Plaintiffs and the Defendants on April 22, 2006.
III. CLAIMS OF LEAD PLAINTIFFS AND BENEFITS OF SETTLEMENT
     In agreeing to this Settlement, Lead Plaintiffs do not concede that any infirmities exist in their claims. Lead Plaintiffs assert that the evidence developed to date in the Action supports the claims asserted and assert that they would present supporting evidence at trial that Defendants

3

issued materially false and misleading statements and omissions of material information concerning Ligand, causing the price of Ligand securities to be artificially inflated during the Settlement Class Period and causing injury to Lead Plaintiffs and the Settlement Class Members. Lead Counsel recognizes and acknowledges the expense and length of continued proceedings necessary to prosecute the Action through trial and through appeals. Lead Counsel has also taken into account the uncertain outcome and the risk of any litigation, especially in complex actions such as the Action, as well as the difficulties and delays inherent in such litigation. Lead Counsel is also mindful of the inherent problems of proof and possible defenses to the violations asserted in the Action.
     In light of the foregoing, Lead Counsel and Lead Plaintiffs believe that the Settlement set forth in the Stipulation confers a substantial benefit upon the Settlement Class (as defined below) and Settlement Class Members. Based on their evaluation, Lead Counsel and Lead Plaintiffs have determined that the Settlement set forth in the Stipulation is in the best interests of the Lead Plaintiffs and the Settlement Class.
IV. DEFENDANTS’ DENIALS OF WRONGDOING AND LIABILITY
     In agreeing to this Settlement, Defendants do not concede any infirmities in their defenses to the claims asserted, or that the claims are valid or have merit. Defendants have denied and continue to deny each and all of the claims and contentions alleged by the Plaintiffs in the Action. Defendants expressly have denied and continue to deny all charges of wrongdoing or liability against them arising out of any of the conduct, statements, acts or omissions alleged, or that could have been alleged, in the Action. Defendants have also denied and continue to deny, inter alia, the allegations that the Plaintiffs or the Settlement Class have suffered damage, that the price of Ligand stock was artificially inflated by reasons of alleged misrepresentations or otherwise, and that Plaintiffs or the Settlement Class were harmed by the conduct alleged in the Complaint.

4

     Notwithstanding those denials, the Defendants have concluded that further conduct of the litigation would be protracted and expensive, and that it is desirable that the Action and any Released Claims, including Unknown Claims (as defined herein), be fully and finally settled on the terms and conditions set forth herein. In determining to enter into the Stipulation, the Defendants have considered the uncertainty and risk inherent in any litigation, especially complex litigation such as this securities lawsuit.
V. TERMS OF STIPULATION OF SETTLEMENT
     NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and among Lead Plaintiffs (individually and on behalf of each of the Settlement Class Members), and the Defendants, by and through their respective counsel of record, that, subject to the approval of the Court, the Action and the Released Claims shall be finally and fully compromised, settled and released, and the Action shall be dismissed with prejudice, upon and subject to the terms and conditions of the Stipulation, as follows:
     A. Definitions
          As used in the Stipulation, the following terms have the meanings specified below:
          1.1 “Authorized Claimant” means any Settlement Class Member whose Claim for recovery has been allowed pursuant to the terms of the Stipulation.
          1.2 “Claimant” means any Settlement Class Member who files a Proof of Claim and Release (“Proof of Claim”) in such form and manner, and within such time, as the Court shall prescribe.
          1.3 “Claims Administrator” means The Garden City Group, Inc. (“GCG”).
          1.4 “Company” or “Ligand” means Defendant Ligand Pharmaceuticals, Incorporated, a Delaware corporation.
          1.5 “Defendants” means Ligand and the Individual Defendants, defined below.
          1.6 “Effective Date” means the first date by which all of the events and conditions specified in Section V, ¶ 9.1(a)-(e) of the Stipulation have been met and have occurred.

5

          1.7 “Escrow Agent” means GCG.
          1.8 “Final” means: (i) the date of final affirmance on an appeal from the Final Order and Judgment, the expiration of the time for a petition for a writ of certiorari to review the Final Order and Judgment and, if certiorari is granted, the date of final affirmance of the Final Order and Judgment following review pursuant to that grant; or (ii) the date of final dismissal of any appeal from the Final Order and Judgment or the final dismissal of any proceeding on certiorari to review the Final Order and Judgment; or (iii) if no appeal is filed, the expiration date of the time for the filing or noticing of any appeal from the Final Order and Judgment, i.e., thirty (30) calendar days after entry of the Final Order and Judgment (or, if the date for taking an appeal or seeking review shall be extended beyond this time by order of the Court, by operation of law or otherwise, or if such extension is requested, the date of expiration of any extension if any appeal or review is not sought); or (iv) if the Court enters a Final Order and Judgment in a form other than that provided above (“Alternative Judgment”) and none of the Parties hereto elect to terminate this Settlement, the date that such Alternative Judgment becomes final as defined in parts (i) to (iii) above and no longer subject to appeal or review. Any proceeding or order, or any appeal or petition for a writ of certiorari pertaining solely to any plan of allocation and/or application for attorneys’ fees, costs or expenses, or incentive award to Lead Plaintiffs, shall not in any way delay or preclude the Final Order and Judgment from becoming Final.
          1.9 “Final Order and Judgment” means the judgment to be rendered by the Court dismissing the Action with prejudice, substantially in the form and content attached hereto as Exhibit B.
          1.10 “Individual Defendants” means David E. Robinson and Paul V. Maier.
          1.11 “Lead Plaintiffs” means Gary Apostolov, William Davidson, Richard Fisher and Simon Del Rosario.
          1.12 “Lead Counsel” means Schiffrin & Barroway, LLP.
          1.13 “Liaison Counsel” means Hulett Harper Stewart LLP.
          1.14 “Parties” means each of the Defendants and Lead Plaintiffs on behalf of themselves and the members of the Settlement Class.
          1.15 “Person” means an individual, corporation (including all divisions and

6

subsidiaries), partnership, limited partnership, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and their spouses, heirs, predecessors, successors, representatives, or assigns.
          1.16 “Plaintiffs” means each of the plaintiffs who filed a complaint in the Action, including, but not limited to the Lead Plaintiffs.
          1.17 “Plaintiffs’ Counsel” means each counsel who has appeared as counsel for any of the Plaintiffs in the Action, including, but not limited to Lead Counsel and Liaison Counsel.
          1.18 “Plan of Allocation” means a plan or formula of allocation of the Settlement Fund to be prepared by Lead Counsel which shall be described in the “Notice of Pendency and Proposed Settlement of Class Action” (“Notice”) to be sent to Settlement Class Members in connection with the Settlement whereby the Settlement Fund shall be distributed to Authorized Claimants after payment of expenses of notice and administration of the Settlement, any taxes, penalties or interest or tax preparation fees owed by the Settlement Fund, and such attorneys’ fees, costs, expenses and interest and incentive award to Lead Plaintiffs, as may be awarded by the Court. Any Plan of Allocation is not part of the Stipulation.
          1.19 “Released Claims” means any and all claims, debts, demands, rights or causes of action or liabilities, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or un-accrued, liquidated or un-liquidated, at law or in equity, matured or un-matured, whether class or individual in nature, including both known claims and Unknown Claims, (i) that have been asserted in this Action by the Lead Plaintiffs and Settlement Class Members or any of them against any of the Released Persons, or (ii) that could have been asserted in the Action by the Lead Plaintiffs and Settlement Class Members or any of them against any of the Released Persons which arise out of, are based upon, or relate to the allegations, transactions, facts, matters or occurrences, representations or omissions set forth, or referred to in the Action and are based upon the purchase of Ligand securities during the Settlement Class Period.
          1.20 “Released Defendants’ Claims” means any and all claims, rights or causes of action or liabilities whatsoever, whether based on federal, state, local, statutory or common law or

7

any other law, rule or regulation, including both known claims and Unknown Claims, that have been or could have been asserted in the Action or any forum by the Defendants or any of them or the successors and assigns of any of them against any of the Lead Plaintiffs, Settlement Class Members or their attorneys, which arise out of or relate in any way to the institution, prosecution, or settlement of the Action (except for claims to enforce the Settlement).
          1.21 “Released Persons” means each and all of the Defendants and their respective past or present directors, officers, employees, partners, principals, agents, controlling shareholders, any entity in which the Defendant and/or any member(s) of any Defendant’s immediate family has or have a controlling interest, attorneys, accountants, banks, advisors, personal or legal representatives, insurers, reinsurers, predecessors, successors, parents, subsidiaries, divisions, joint ventures, agents, assigns, spouses, heirs, executors, administrators, associates, related or affiliated entities, any members of their immediate families, or any trust of which any Defendant is the trustee or settlor or which is for the benefit of any Defendant and/or member(s) of his family.
          1.22 “Settlement Class” means all Persons who purchased securities of Ligand between March 19, 2001 and May 20, 2005, inclusive. Excluded from the Settlement Class are Defendants, officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest. Also excluded are those Persons who timely and validly request exclusion from the Settlement Class.
          1.23 “Settlement Class Member” or “Member of the Settlement Class” means a Person who falls within the definition of the Settlement Class as set forth in ¶ 1.22, above.
          1.24 “Settlement Class Period” means the period from March 19, 2001 through May 20, 2005, inclusive.
          1.25 “Settlement Fund” means the principal amount of Eight Million Dollars ($8,000,000) in cash (the “Principal Amount”), plus interest earned or accrued thereon.
          1.26 “Unknown Claims” means any Released Claims which the Lead Plaintiffs or any Settlement Class Member does not know or suspect to exist in his, her or its favor at the time of the release of the Released Persons, and any Released Defendants’ Claims that any Defendant does not know or suspect to exist in his, her or its favor, which, if known by him, her or it, might have

8

affected his, her or its decision(s) with respect to this Settlement. With respect to any and all Released Claims and Released Defendants’ Claims, the Parties stipulate and agree that, upon the Effective Date, the Lead Plaintiffs and the Defendants expressly waive and relinquish, and the Settlement Class Members and Released Persons shall be deemed to have, and by operation of the Final Order and Judgment shall have expressly waived and relinquished, to the fullest extent permitted by law, the provisions, rights, and benefits of Section 1542 of the California Civil Code, which provides:
A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.
The Plaintiffs and Defendants expressly waive and the Settlement Class Members and the Released Persons shall be deemed to, and upon the Effective Date and by operation of the Final Order and Judgment shall, have waived any and all provisions, rights and benefits conferred by any law of the United States or of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Section 1542 of the California Civil Code. The Parties acknowledge that the foregoing waiver was bargained for and a key element of the Settlement of which this release is a part.
     2. The Settlement Consideration
          2.1 Within fifteen (15) calendar days following the Courts’ execution of the Preliminary Approval Order, Defendants shall cause the sum of Eight Million Dollars ($8,000,000) to be transferred to the Escrow Agent.
     3. Certification of the Settlement Class
          3.1 For the sole purpose of implementation, approval and consummation of the Settlement, the Parties stipulate and agree that the Court may enter an order certifying the Settlement Class, appointing the Lead Plaintiffs as the representatives of the Settlement Class, and appointing Lead Counsel as counsel for the Settlement Class under Rule 23 of the Federal Rules of Civil Procedure.

9

          3.2 Certification of the Settlement Class and appointment of Lead Counsel as counsel for the Settlement Class, as set forth herein, shall be binding only with respect to the Settlement set forth in the Stipulation. In the event that this Stipulation is terminated or cancelled or that the Effective Date does not occur for any reason, the stipulated certification of the Settlement Class shall be vacated and the Action shall proceed as though the Settlement Class had never been certified. Except to effectuate the Settlement, neither the Parties, their respective counsel, nor any Member of the Settlement Class shall cite, present as evidence or legal precedent, rely upon, make reference to or otherwise make any use whatsoever of this stipulated certification of the Settlement Class, in this Action or in any other proceeding.
     4. Administration of the Settlement Fund
          (a). The Escrow Agent
          4.1 The Escrow Agent shall invest the Settlement Fund in instruments backed by the full faith and credit of the United States Government or fully insured by the United States Government or an agency thereof and shall reinvest the proceeds of these instruments as they mature in similar instruments at the current market rates. The Escrow Agent, Lead Counsel, and Plaintiffs shall bear all risk related to the investment of the Settlement Fund.
          4.2 The Escrow Agent shall not disburse the Settlement Fund except as provided in the Stipulation, or by an order of the Court (consistent with the terms of the Stipulation), or with the written agreement of Lead Counsel and counsel for the Defendants.
          4.3 Subject to such further order and direction by the Court as may be necessary, the Escrow Agent is authorized to execute such transactions on behalf of the Settlement Class Members as are consistent with the terms of the Stipulation. In no event shall the Released Persons have any responsibility for or liability with respect to the Escrow Agent or its actions, or with respect to the administration of the Settlement Fund, including, but not limited to, payment made from the Settlement Fund referenced herein.
          4.4 All funds held by the Escrow Agent shall be deemed and considered to be in the custody of the Court, and shall remain subject to the jurisdiction of the Court, until such time as such funds shall be distributed pursuant to the Stipulation and/or further order(s) of the Court consistent with the terms of the Stipulation.

10

          4.5 The Escrow Agent may pay from the Settlement Fund the costs and expenses reasonably and actually incurred in connection with providing notice to the Settlement Class, locating Settlement Class Members, soliciting Settlement Class claims, assisting with the filing of claims, administering and distributing the Settlement Fund to Members of the Settlement Class, including the payment of taxes or tax expenses, as defined below, and processing Proofs of Claim, including without limitation, the actual costs of publication, printing and mailing the Notice, reimbursements to nominee owners for forwarding notice to their beneficial owners, and the administrative expenses incurred and fees charged by the Claims Administrator in connection with providing notice and processing the submitted claims. Prior to the Effective Date, the Escrow Agent may not pay more than $150,000 for these costs and expenses without further approval from the Court.
          (b). Taxes
          4.6 (a) The Parties and the Escrow Agent agree to treat the Settlement Fund as being at all times a “qualified settlement fund” within the meaning of Treas. Reg. Section 1.468B-1. In addition, the Escrow Agent and, as required, the Defendants, shall jointly and timely make the “relation-back election” (as defined in Treas. Reg. Section 1.468B-1) back to the earliest permitted date. Such election shall be made in compliance with the procedures and requirements contained in such regulations. It shall be the responsibility of the Escrow Agent to timely and properly prepare, and deliver the necessary documentation for signature by all necessary parties, and thereafter to cause the appropriate filing to occur.
               (b) For the purposes of Section 468B of the Internal Revenue Code of 1986, and Treas. Reg. Section 1.468B, the “administrator” shall be the Escrow Agent. The Escrow Agent shall timely and properly file all informational and other tax returns necessary or advisable with respect to the Settlement Fund (including, without limitation, the returns described in Treas. Reg. Section 1.468B-2(l)). Such returns (as well as the election described in ¶ 4.6(a)) shall be consistent with this ¶ 4.6 and in all events shall reflect that all taxes (including any estimated taxes, interest or penalties) on the income earned by the Settlement Fund shall be paid out of the Settlement Fund as provided in ¶ 4.6(c) hereof. In no event shall the Released Persons have any responsibility for or liability with respect to the Taxes or the Tax Expenses (as defined in ¶ 4.6(c)).

11

The Lead Counsel and Plaintiffs shall indemnify and hold each of the Released Persons harmless for Taxes and Tax Expenses (including, without limitation, Taxes payable by reason of any such indemnification).
               (c) All (i) taxes (including any estimated taxes, interest or penalties) arising with respect to the income earned by the Settlement Fund (“Taxes”), and (ii) expenses and costs incurred in connection with the operation and implementation of this ¶ 4.6 (including, without limitation, expenses of tax attorneys and/or accountants and mailing and distribution costs and expenses relating to filing (or failing to file) the returns described in this ¶ 4.6) (“Tax Expenses”), shall be paid out of the Settlement Fund; in all events the Released Persons shall not have any liability or responsibility for the Taxes, the Tax Expenses, or the filing of any tax returns or other documents with the Internal Revenue Service or any other state or local taxing authority. The Escrow Agent shall indemnify and hold the Released Persons harmless for Taxes and Tax Expenses (including, without limitation, Taxes payable by reason of any such indemnification). Further, Taxes and Tax Expenses shall be treated as, and considered to be, a cost of administration of the Settlement and shall be timely paid by the Escrow Agent out of the Settlement Fund without prior order from the Court, and the Escrow Agent shall be obligated (notwithstanding anything herein to the contrary) to withhold from distribution to Authorized Claimants any funds necessary to pay such amounts (as well as any amounts that may be required to be withheld under Treas. Reg. Section 1.468B-2(1)(2)); the Released Persons are not responsible and shall have no liability therefore, or for any reporting requirements that may relate thereto. The Parties hereto agree to cooperate with the Escrow Agent, each other, and their tax attorneys and accountants to the extent reasonably necessary to carry out the provisions of this ¶ 4.6.
          (c). Termination
          4.7 In the event that the Stipulation is not approved, or is terminated, canceled, or fails to become effective for any reason, the Settlement Fund (including accrued interest), less expenses and any costs which have been incurred by the Claims Administrator for notice and administration of the proposed Settlement pursuant to ¶ 4.5 herein, and less any Taxes or Tax Expenses paid or incurred pursuant to ¶ 4.6 herein, shall be refunded to Defendants. In such event, any tax refund owing to the Settlement Fund shall also be refunded.

12

     5. Preliminary Approval Order and Settlement Hearing
          5.1 Promptly after execution of the Stipulation, but in no event later than five (5) calendar days after the Stipulation is signed (unless such time is extended by the written agreement of Lead Counsel and counsel for the Defendants), Lead Counsel on behalf of the Parties shall submit the Stipulation together with its Exhibits to the Court and shall apply for entry of an order (the “Preliminary Approval Order”), substantially in the form and content of Exhibit A hereto, requesting that the Settlement Class be certified, the Court grant preliminary approval of the Settlement set forth in the Stipulation, and that the Court approve the mailing and publication of a full and summary Notice of Pendency of Class Action and Proposed Settlement, the Notice and “Summary Notice” substantially in the form and content of Exhibits A(1) and A(3), respectively, which shall include the general terms of the Settlement set forth in the Stipulation, the proposed Plan of Allocation, the general terms of the Fee and Expense Application (as defined in ¶ 8.1) and the date of the Settlement Hearing (as defined below in ¶ 5.2). Ligand shall provide contact information of its transfer agent to the Claims Administrator within three (3) business days of the Court’s execution of the Preliminary Approval Order so that the Claims Administrator may contact the transfer agent to receive the information from the Company’s transfer records required by the Claims Administrator to send Notice to the Settlement Class Members who can be identified through those same records.
          5.2 Lead Counsel, on behalf of the Parties shall request that, after notice is given, the Court hold a hearing (the “Settlement Hearing”) and finally approve this Settlement as set forth herein. At or after the Settlement Hearing, Lead Counsel also will request that the Court approve the proposed Plan of Allocation and the Fee and Expense Application.
     6. Releases
          6.1 Upon the Effective Date, the Lead Plaintiffs and each of the Settlement Class Members shall be deemed to have, and by operation of the Final Order and Judgment shall have, fully, finally and forever released, relinquished and discharged all Released Claims, including “Unknown Claims,” against each and all of the Released Persons, whether or not such Plaintiff or Settlement Class Member executes and delivers the Proof of Claim.
          6.2 Upon the Effective Date, each of the Defendants shall be deemed to have,

13

and by operation of the Final Order and Judgment shall have, fully, finally and forever released, relinquished and discharged the Lead Plaintiffs, the Settlement Class Members, and Plaintiffs’ Counsel from all claims, including “Unknown Claims”, arising out of, relating to, or in connection with the institution, prosecution, assertion or resolution of the Action or the Released Claims.
          6.3 Upon the Effective Date, the Lead Plaintiffs, the Settlement Class Members and Plaintiffs’ Counsel shall be deemed to have, and by operation of the Final Order and Judgment shall have, fully, finally and forever released, relinquished and discharged the Released Persons from all claims (including “Unknown Claims”), arising out of, relating to, or in connection with the defense, or resolution of the Action or the Released Claims.
          6.4 Except as otherwise expressly provided for in this Stipulation, the Parties shall each bear their own respective attorneys’ fees, expenses and costs incurred in connection with the conduct and settlement of the Action, and the preparation, implementation and performance of the terms of this Stipulation.
          6.5 Only those Settlement Class Members filing valid and timely Proofs of Claim shall be entitled to participate in the Settlement and receive any distributions from the Settlement Fund. The Proofs of Claim to be executed by the Settlement Class Members shall release all Released Claims against the Released Persons, and shall be substantially in the form and content of Exhibit 2 to Exhibit A hereto. Plaintiffs and all Settlement Class Members shall be bound by the releases set forth in this Stipulation whether or not they submit a valid and timely Proof of Claim.
          6.6 Nothing in this ¶ 6, nor in the Stipulation, shall release any obligations owed by any of the Parties pursuant to the terms of this Stipulation, unless the release of any such obligation is agreed to in writing by the Parties.
     7. Administration of the Settlement Fund
          7.1 Lead Counsel, or its authorized agents, acting on behalf of the Settlement Class, and subject to the supervision, direction and approval of the Court, shall administer and calculate the claims submitted by Settlement Class Members and shall oversee distribution of that portion of the Settlement Fund that is finally awarded by the Court to Authorized Claimants.
          7.2 The Settlement Fund shall be applied as follows:
               (a) to pay all unpaid costs and expenses reasonably and actually incurred

14

in connection with providing notice to the Settlement Class Members including, locating Settlement Class Members, soliciting Settlement Class claims, assisting with the filing of claims, administering and distributing the Settlement Fund to the Settlement Class, processing Proofs of Claim and paying escrow fees and costs, if any;
               (b) to pay Taxes and Tax Expenses;
               (c) to pay Lead Counsel’s attorneys’ fees, expenses and costs, with interest thereon (the “Fee and Expense Award”), if and to the extent allowed by the Court;
               (d) to pay incentive awards, if and to the extent allowed by the Court to Lead Plaintiffs; and
               (e) to distribute the balance of the Settlement Fund (the “Net Settlement Fund”) to Authorized Claimants as allowed by the Stipulation, the Plan of Allocation or the Court.
          7.3 After the Effective Date and subject to such further approval and further order(s) of the Court as may be required, the Net Settlement Fund shall be distributed to Authorized Claimants, subject to and in accordance with the following:
                (a) Within ninety (90) calendar days after the mailing of the Notice or such other time as may be set by the Court, each Person claiming to be an Authorized Claimant shall be required to submit to the Claims Administrator a separate completed Proof of Claim as attached to the Notice and substantially in the form and content of Exhibit 2 to Exhibit A hereto, signed under penalty of perjury and supported by such documents as specified in the Proof of Claim and as are reasonably available to the Authorized Claimant.
               (b) Except as otherwise ordered by the Court, all Settlement Class Members who fail to timely submit a valid Proof of Claim within such period, or such other period as may be ordered by the Court, or who have not already done so, shall be forever barred from receiving any payments of money pursuant to the Stipulation and the Settlement set forth herein, but will in all other respects be subject to and bound by the provisions of the Stipulation, the Settlement and Releases contained herein, and the Final Order and Judgment.
               (c) The Net Settlement Fund shall be distributed to the Authorized Claimants in accordance with and subject to the Plan of Allocation to be described in the Notice mailed to Settlement Class Members. The proposed Plan of Allocation shall not be a part of the

15

Stipulation.
          7.4 The Released Persons or their counsel shall have no responsibility for, interest in, or liability whatsoever with respect to: (i) the investment or distribution of the Settlement Fund; (ii) the Plan of Allocation; (iii) the determination or administration, or calculation of Claims; (iv) the payment or withholding of Taxes or Tax Expenses; or (iv) any losses incurred in connection with (i), (ii) or (iii). No Person shall have any claim of any kind against the Released Persons or their counsel with respect to the matters set forth in this ¶ 7 or any of its subparts.
          7.5 No Person shall have any claim against the Plaintiffs or their counsel (including Lead Counsel), or any claims administrator, or other agent designated by Lead Counsel based on the distributions made substantially in accordance with the Stipulation and the Settlement contained herein, the Plan of Allocation or further orders of the Court.
          7.6 It is understood and agreed by the Parties that any proposed Plan of Allocation of the Net Settlement Fund, including, without limitation, any adjustments to an Authorized Claimant’s claim set forth therein, is not a material part of the Stipulation and is to be considered by the Court separately from the Court’s consideration of the fairness, reasonableness and adequacy of the Settlement set forth in the Stipulation, and any order or proceedings relating to the Plan of Allocation shall not operate to terminate or cancel the Stipulation or affect the finality of the Court’s Final Order and Judgment approving the Stipulation and the Settlement set forth herein, including, but not limited to, the release, discharge, and relinquishment of the Released Claims against the Released Persons, or any other orders entered pursuant to the Stipulation.
     8. Plaintiffs’ Counsel’s Attorneys’ Fees and Reimbursement of Expenses and Incentive Awards to Lead Plaintiffs
          8.1 Lead Counsel will submit an application or applications for an order (the “Fee and Expense Application”) for distributions to them from the Settlement Fund for: (i) an award of attorneys’ fees plus (ii) reimbursement of actual expenses and costs, including the fees of any experts or consultants, incurred in connection with prosecuting the Action plus (iii) interest on such attorneys’ fees, costs and expenses at the same rate and for the same periods as earned by the Settlement Fund (until paid), as may be awarded by the Court. Lead Counsel shall also submit an application for incentive awards to Lead Plaintiffs.

16

          8.2 The attorneys’ fees, expenses and costs, including the fees of experts and consultants, as awarded by the Court (the “Fee and Expense Award”), shall be transferred to Lead Counsel from the Settlement Fund immediately after the Court either enters the Final Order and Judgment or approves the Fee and Expense Award, whichever is later. Lead Counsel shall thereafter allocate the Fee and Expense Award among Plaintiffs’ Counsel in a manner that Lead Counsel in good faith believes reflects the contributions of such counsel to the prosecution and settlement of the Action; provided, however, that in the event that the Final Order and Judgment or the Order making the Fee and Expense Award is reversed or modified on appeal, and in the event that the Fee and Expense Award has been paid to any extent, then Plaintiffs’ Counsel shall within ten (10) business days from any such reversal or modification, refund to the Settlement Fund the fees, expenses, costs and interest previously paid to them from the Settlement Fund, including accrued interest on any such amount at the average rate earned on the Settlement Fund from the time of withdrawal until the date of refund. Each such Plaintiffs’ Counsel’s law firm, as a condition of receiving any portion of such fees and expenses, on behalf of itself and each partner and/or shareholder of it, agrees that the law firm and each of its partners and/or shareholders are subject to the jurisdiction of the Court for the purpose of enforcing this ¶ 8.2 of the Stipulation.
          8.3 The Released Persons shall have no responsibility for, and no liability whatsoever with respect to, any payment to Lead Counsel or any Plaintiffs’ Counsel, or the Lead Plaintiffs from the Settlement Fund that may occur before the Effective Date.
          8.4 The Released Persons shall have no responsibility for, and no liability whatsoever with respect to, the allocation of the Fee and Expense Award among Plaintiffs’ Counsel, or any other Person who may assert some claim thereto, or any Fee and Expense Awards that the Court may make in the Action.
          8.5 The procedure for and the allowance or disallowance by the Court of the Fee and Expense Application and the application for incentive awards to Lead Plaintiffs are not part of the Settlement set forth in the Stipulation, and are to be considered by the Court separately from the Court’s consideration of the fairness, reasonableness and adequacy of the Settlement set forth in the Stipulation. Any order or proceedings relating to the Fee and Expense Application, or any appeal from any order relating thereto, shall not operate to terminate or cancel the Stipulation, or affect or

17

delay the finality of the Final Order and Judgment approving the Stipulation and the Settlement of the Action set forth herein.
     9. Conditions of Settlement, Effect of Disapproval or Termination
          9.1 The Effective Date of the Stipulation shall be conditioned on the occurrence of all of the following events:
               (a). the Principal Amount shall have been timely transferred to the Settlement Fund as required in ¶ 2, above;
               (b). the Court has entered the Preliminary Approval Order and certified the Settlement Class, as required by ¶¶ 3.1 and 5.1, above;
               (c). the Court has entered the Final Order and Judgment, or a judgment substantially in the form and content of Exhibit B;
               (d). the Final Order and Judgment has become Final, as defined in ¶ 1.8, above;
               (e). Counsel for the Defendants has not given notice of intent to exercise the option to terminate the Stipulation and Settlement in accordance with the terms of the Supplemental Agreement described in ¶ 9.8.
          9.2 Upon the occurrence of all of the events referenced in ¶ 9.1 above, any and all remaining interest or right of the Defendants and their insurers to the Settlement Fund shall be absolutely and forever extinguished.
          9.3 Neither a modification nor a reversal on appeal of any Plan of Allocation or of any amount of attorneys’ fees, costs, expenses and interest awarded by the Court to any of the Plaintiffs’ Counsel shall constitute a condition to the Effective Date or grounds for cancellation and termination of the Stipulation.
          9.4 If any of the conditions specified in ¶ 9.1, above are not met, then Defendants’ Counsel or Lead Counsel shall have the right to terminate the Settlement and this Stipulation by providing written notice of their election to do so to all other parties hereto within thirty (30) calendar days of: (i) the Court’s declining to enter the Preliminary Approval Order in any material respect; (ii) the Court’s refusal to approve this Stipulation or any material part of it; (iii) the Court’s declining to enter the Final Order and Judgment in any material respect; (iv) the

18

date upon which the Final Order and Judgment is modified or reversed in any material respect by the Court of Appeals or the Supreme Court; or (v) the date upon which an Alternative Judgment is modified or reversed in any material respect by the Court of Appeals or the Supreme Court.
          9.5 Unless otherwise ordered by the Court, in the event the Stipulation shall terminate, or be canceled, or shall not become effective for any reason, within five (5) business days after written notification of such event is sent by Lead Counsel or counsel for Defendants, with verification from Lead Counsel, to the Escrow Agent, the Settlement Fund (including accrued interest), less expenses and any costs which have actually been incurred for notice and administration of the proposed Settlement, and less any Taxes and Tax Expenses paid or incurred pursuant to ¶ 4.6 herein, shall be refunded by the Escrow Agent to Defendants. In such event, any tax refund owing to the Settlement Fund shall also be refunded and paid to the Defendants.
          9.6 In the event that the Stipulation is not approved by the Court or the Settlement set forth in the Stipulation is terminated or fails to become effective in accordance with its terms, this Stipulation and all negotiations and proceedings relating hereto shall be without prejudice to any or all Parties who shall be restored to their respective positions in the Action as of February 17, 2006. In such event, the terms and provisions of the Stipulation, with the exception of ¶¶ 1.1-1.25, 3.2, 4.2, 4.4-4.7, 7.4-7.5, 8.2-8.4, 9.1-9.9 herein, shall have no further force and effect with respect to the Parties and shall not be used in the Action or in any other proceeding for any purpose and any final order and judgment entered by the Court in accordance with the terms of the Stipulation shall be treated as vacated, nunc pro tunc. No order of the Court or modification or reversal on appeal of any order of the Court concerning the Plan of Allocation or the amount of any attorneys’ fees, costs, expenses and interest awarded by the Court to the Plaintiffs or any of their counsel shall constitute grounds for cancellation or termination of the Stipulation.
          9.7 If a case is commenced in respect to any Defendant contributing to the Settlement Fund (or any insurer contributing funds to the Settlement Fund on behalf of any Defendant) under Title 11 of the United States Code (Bankruptcy), or a trustee, receiver or conservator is appointed under any similar law, and in the event of the entry of a final order of a court of competent jurisdiction determining the transfer of the Settlement Fund, or any portion thereof, by or on behalf of such Defendant to be a preference, voidable transfer, fraudulent

19

conveyance or similar transaction and any portion thereof is required to be returned, and such amount is not promptly deposited to the Settlement Fund by other Defendants, then, at the election of Lead Counsel, the Parties shall jointly move the Court to vacate and set aside the releases given and Final Order and Judgment entered in favor of the Defendants pursuant to this Stipulation, which releases and Final Order and Judgment shall be null and void, and the Parties shall be restored to their respective positions in the Action as of the date a day prior to the date of this Stipulation and any cash amounts in the Settlement Fund shall be returned as provided in ¶ 9.5 above.
          9.8 If prior to the Settlement Hearing, Persons who otherwise would be Members of the Settlement Class have filed with the Court valid and timely requests for exclusion (“Requests for Exclusion”) from the Settlement Class in accordance with the provisions of the Preliminary Approval Order and the Notice given pursuant thereto, and such Persons in the aggregate purchased a number of shares during the Settlement Class Period in an amount greater than the sum specified in a separate Supplemental Agreement between the Parties (the “Supplemental Agreement”), Defendants shall have the option, in their sole and absolute discretion, to terminate this Stipulation in accordance with the procedures set forth in the Supplemental Agreement. The Supplemental Agreement will not be filed with the Court unless and until a dispute among the Parties concerning its interpretation or application arises. Copies of all Requests for Exclusion received, together with copies of all written revocations of Requests for Exclusion, shall be delivered to counsel for Defendants within two (2) calendar days of receipt thereof.
          9.9 In the event this Stipulation shall be cancelled as set forth in ¶ 9.6 above, the Parties shall, within two weeks of such cancellation, jointly request a status conference with the Court to be held on the Court’s first available date. At such status conference, the Parties shall ask the Court’s assistance in scheduling continued proceedings in the Action. Pending such status conference or the expiration of sixty (60) calendar days from the Parties’ joint request for a status conference, whichever occurs first, none of the Parties shall file or serve any further motions on any of the other Parties in connection with this Action nor shall any response be due by any Party to any outstanding pleading or motion by any other Party.
          10. Miscellaneous Provisions
          10.1 The Parties (i) acknowledge that it is their intent to consummate this

20

Settlement and Stipulation; and (ii) agree to cooperate to the extent necessary to effectuate and implement all terms and conditions of the Stipulation and to exercise their best efforts to accomplish the foregoing terms and conditions of the Stipulation.
          10.2 Each Defendant warrants as to himself or itself that, at the time any of the payments provided for herein are made on behalf of himself or itself, he or it is not insolvent and the payment will not render him or it insolvent. This representation is made by each Defendant as to himself or itself and is not made by counsel for the Defendants.
          10.3 The Parties agree that the amount of the Settlement Fund, as well as the other terms of the Settlement, were negotiated in good faith by the Parties and reflect a settlement that was reached voluntarily after consultation with experienced legal counsel. Neither the Stipulation nor the Settlement contained therein, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or the Settlement: (i) is or may be deemed to be or may be used as an admission of, or evidence of, the validity of any Released Claim, or of any wrongdoing or liability of the Released Persons; or (ii) is or may be deemed to be or may be used as an admission of, or evidence of, any fault or omission of any of the Released Persons in any civil, criminal or administrative proceeding in any court, administrative agency or other tribunal. Released Persons may file the Stipulation and/or the Final Order and Judgment from this action in any other action that may be brought against them in order to support a defense or counterclaim based on principles of res judicata, collateral estoppel, release, good faith settlement, judgment bar or reduction or any theory of claim preclusion or issue preclusion or similar defense or counterclaim. Defendants have denied and continue to deny each and every claim alleged against them in the Action.
          10.4 The Parties intend for this Settlement to be a final and complete resolution of all disputes asserted or which could be asserted by the Settlement Class Members against the Released Persons with respect to the Released Claims. Accordingly, the Parties agree not to assert in the Action or in any other judicial forum that the Action was brought or defended in bad faith or without a reasonable basis. Defendants agree not to assert any claim under Rule 11 of the Federal Rules of Civil Procedure or any similar law, rule or regulation that the Action was brought in bad faith or without a reasonable basis. Lead Plaintiffs and the Settlement Class agree not to assert any claim under Rule 11 of the Federal Rules of Civil Procedure or any similar law, rule or regulation

21

that any pleading filed, motion made or position taken by Defendants, or their counsel, in the Action was filed, made or taken in bad faith or without a reasonable basis. The Parties agree that the amount paid and the other terms of the Settlement were negotiated at arm’s length and in good faith by the Parties, and reflect a settlement that was reached voluntarily based upon adequate information and after consultation with experienced legal counsel, with the assistance of court-supervised mediation.
          10.5 To the extent permitted by law, all agreements made and orders entered during the course of the Action relating to the confidentiality of information shall survive this Stipulation. In addition, all information obtained from Ligand by Lead Counsel shall be destroyed no later than the Effective Date.
          10.6 The waiver by one party of any breach of this Stipulation by any other party shall not be deemed a waiver of any other prior or subsequent breach of this Stipulation.
          10.7 All of the Exhibits to the Stipulation are material and integral parts hereof and are fully incorporated herein by this reference.
          10.8 Nothing in this Stipulation, or the negotiations relating thereto, is intended to or shall be deemed to constitute a waiver of any applicable privilege or immunity, including, without limitation, attorney/client privilege, joint defense privilege, or work product immunity.
          10.9 The Stipulation may be amended or modified only by a written instrument signed by or on behalf of all Parties or their successors-in-interest. After the Effective Date, any amendments or modifications must also be approved by the Court.
          10.10 The Stipulation, the Exhibits attached hereto, and the Supplemental Agreement constitute the entire agreement among the Parties hereto and no representations, warranties or inducements have been made to any party concerning the Stipulation, its Exhibits or the Supplemental Agreement other than the representations, warranties and covenants contained and memorialized in such documents. Except as otherwise provided herein, each party shall bear its own costs.
          10.11 Lead Counsel, on behalf of the Settlement Class, is expressly authorized by the Lead Plaintiffs to take all appropriate action required or permitted by the Settlement Class to effectuate this Stipulation’s terms and also is expressly authorized to enter into any modifications or

22

amendments to the Stipulation on behalf of the Settlement Class which it deems appropriate.
          10.12 Each counsel or other Person executing the Stipulation or any of its Exhibits on behalf of any party hereto hereby warrants that such person has the full authority to do so.
          10.13 The Stipulation may be executed by facsimile and in counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument. Counsel for the Parties to the Stipulation shall exchange among themselves original signed counterparts and a complete set of original executed counterparts shall be filed with the Court.
          10.14 The Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the Parties hereto.
          10.15 The Court shall retain jurisdiction with respect to implementation and enforcement of the terms of the Stipulation, and all Parties and their respective counsel hereto and their counsel submit to the exclusive jurisdiction of the Court for purposes of implementing and enforcing the Settlement embodied in the Stipulation.
          10.16 Each of the Parties warrants and represents that he, she or it has not assigned or transferred, and will not assign or transfer, to any Person any Released Claims or any other claims related to the matters alleged in the Action.
          10.17 The Stipulation and the Exhibits hereto shall be considered to have been negotiated, executed and delivered, and to be wholly performed, in the State of California and the rights and obligations of the Parties to the Stipulation shall be construed and enforced in accordance with, and governed by, the laws of the State of California without giving effect to that State’s choice of law principles.
     IN WITNESS WHEREOF, the parties hereto have caused the Stipulation to be executed, by their duly authorized attorneys, as of June 28, 2006.
SCHIFFRIN & BARROWAY, LLP
/s/ Andrew Zivitz
      Andrew Zivitz
      Kay E. Sickles
280 King of Prussia Road
Radnor, Pennsylvania 19087

23

Telephone: (610) 667-7706
Facsimile: (610) 667-7056
Plaintiffs’ Lead Counsel
PAUL, HASTINGS, JANOFSKY &
WALKER LLP
   /s/ Christopher H. McGrath
      William F. Sullivan
      Christopher H. McGrath
      Colleen E. Huschke
      Morgan J. Miller
3579 Valley Centre Drive
San Diego, CA 92130
Telephone: (858) 720-2500
Facsimile: (858) 720-2555
Attorneys for Defendants
Ligand Pharmaceuticals, Incorporated,
David E. Robinson and Paul V. Maier

24

Exhibit 10.302
ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS (190264)
S. BENJAMIN ROZWOOD (181474)
KELLY M. MCINTYRE (212360)
SHANE P. SANDERS (237146)
610 West Ash Street, Suite 1800
San Diego, CA 92101
Telephone: 619/525-3990
Facsimile: 619/525-3991
FARUQI & FARUQI, LLP
NADEEM FARUQI
BETH KELLER
320 East 39th Street
New York, NY 10016
Telephone: 212/983-9330
Facsimile: 212/983-9331
Co-Lead Counsel for Plaintiffs
SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SAN DIEGO

IN RE LIGAND PHARMACEUTICALS	)	Lead Case No. GIC834255
INCORPORATED DERIVATIVE LITIGATION	)
	)	(Derivative Action)
)
This Documents Relates To:	)	STIPULATION OF SETTLEMENT
)
)
ALL ACTIONS.	)
	)	Judge: Honorable Ronald S. Prager
	)	Dept.: 71
	)	Date Action Filed: August 13, 2004

STIPULATION OF SETTLEMENT

     This Stipulation of Settlement dated as of September 19, 2006 (the “Stipulation”) is made and entered into by and among the following parties to the above-entitled action: (i) the state derivative plaintiffs Loretta Goldstein, Richard Hreniuk and Thelma Rubin (on behalf of themselves and derivatively on behalf of Ligand Pharmaceuticals, Inc. (“Ligand” or the “Company”)), by and through Court appointed Co-Lead Counsel; (ii) the federal derivative plaintiff Michael Kogan (on behalf of himself and derivatively on behalf of Ligand, by and through his counsel of record) (collectively the individuals identified in (i) and (ii) are referred to herein as “Plaintiffs”); (iii) the Individual Defendants (as defined in Section IV, ¶1.6), and Nominal Defendant Ligand, by and through their counsel of record (collectively the parties identified in (i), (ii) and (iii) are referred to herein as “the Settling Parties,” as defined in Section IV, ¶1.15 hereof). The Stipulation is intended by the Settling Parties to fully, finally and forever resolve, discharge and settle the Released Claims (as defined in Section IV, ¶1.11 hereof), upon and subject to the terms and conditions hereof.
I. THE LITIGATION
     On August 13, 2004, the first of several shareholder derivative actions was filed in the Superior Court of the State of California for the County of San Diego (the “Court”) on behalf of nominal party Ligand. By Order of the Court, the state derivative actions were consolidated as In re Ligand Pharmaceuticals Incorporated Derivative Litigation, Lead Case No. GIC834255 (the “State Derivative Action”), and Robbins Umeda & Fink, LLP and Faruqi & Faruqi, LLP were appointed Plaintiffs’ Co-Lead Counsel. The State Derivative Action claims that: (1) the Individual Defendants breached their fiduciary duties of loyalty and good faith by causing Ligand to issue false and misleading information to its stockholders and the investing public regarding Ligand’s financial results and business prospects; (2) each of the Individual Defendants breached their fiduciary duties by failing to prevent the issuance of the false and misleading information; (3) each of the Individual Defendants abused their control; (4) each of the Individual Defendants grossly mismanaged Ligand; (5) each of the Individual Defendants wasted Ligand’s corporate assets; (6) each of the Individual Defendants were unjustly enriched; (7) certain of the Individual Defendants had actual knowledge of material, adverse non-public information and sold their Ligand common stock in violation of
STIPULATION OF SETTLEMENT

1

California Corporations Code §25402; and (8) the Individual Defendants’ breaches of their fiduciary duties damaged Ligand’s corporate image and goodwill, exposed Ligand to a pending action in the United States District Court for the Southern District of California, entitled In re Ligand Pharmaceuticals, Inc. Securities Litigation, Master File No. 04 CV 1620 DMS (LSP) (the “Federal Securities Action”), and caused Ligand to incur the costs of: (a) defending and settling the Federal Securities Action; (b) responding to a formal SEC investigation; (c) the restatement of its financial statements for almost four fiscal years; and (d) carrying out internal investigations concerning the restatement of its financial statements and related accounting and internal control issues. Plaintiffs sought damages and other relief on behalf of Ligand.
     On October 11, 2005, Michael Kogan v. David E. Robinson, et al., Case No. 05 CV 1924 DMS (RBB) (the “Federal Derivative Action”) was filed in the United States District Court for the Southern District of California on behalf of nominal defendant Ligand (the State Derivative Action and the Federal Derivative Action are collectively referred to herein as the “Actions”). The Federal Derivative Action asserted claims that: (1) each of the Individual Defendants breached their fiduciary duties by causing Ligand to issue false and misleading information regarding Ligand’s financial results by overstating revenue and understating losses, which subjected Ligand to the pending Federal Securities Action; and (2) certain of the Individual Defendants violated Section 304 of the Sarbanes-Oxley Act of 2002. Federal derivative plaintiff Kogan is represented by William S. Lerach, Darren J. Robbins and Travis E. Downs, III of Lerach Coughin Stoia Geller Rudman & Robbins, LLP (referred to collectively, along with counsel for the state derivative plaintiffs, as “Plaintiffs’ Counsel” as defined in Section IV, ¶1.9).
II. DEFENDANTS’ DENIALS OF WRONGDOING AND LIABILITY
     The Defendants (as defined in Section IV, ¶1.2) have denied and continue to deny each and all of the claims alleged by Plaintiffs in the Actions. The Defendants have expressly denied and continue to deny the allegations of wrongdoing, liability and/or violations of any laws, and/or any damage whatsoever by reason of any of matters complained of in the Actions, contend that they acted properly and lawfully at all times and deny that Plaintiffs or Ligand have been damaged.
STIPULATION OF SETTLEMENT

2

Defendants entering into this Stipulation does not constitute an admission by any party of any alleged fact, wrongdoing, liability and/or violations of any laws and/or any damage whatsoever.
     Nonetheless, the Defendants have concluded that further conduct of the Actions would be protracted and expensive, and that it is desirable that the Actions be fully and finally settled in the manner and upon the terms and conditions set forth in this Stipulation. The Defendants also have taken into account the uncertainty and risks inherent in any litigation, especially in complex cases such as the Actions. The Defendants have, therefore, determined that it is desirable and beneficial for Ligand that the Actions be settled in the manner and upon the terms and conditions set forth in this Stipulation.
III. CLAIMS OF THE PLAINTIFFS AND BENEFITS OF SETTLEMENT
     Plaintiffs believe that the claims asserted in the Actions have merit. However, Plaintiffs’ Counsel recognize and acknowledge the expense and length of continued proceedings necessary to prosecute the Actions against the Defendants through trial and, potentially, through appeals. Plaintiffs’ Counsel also have taken into account the uncertain outcome inherent in any litigation, especially in complex actions such as these Actions, as well as the difficulties and delays of such litigation. Plaintiffs’ Counsel also are mindful of the inherent problems of proof under and possible defenses to the claims asserted in the Actions. Plaintiffs’ Counsel believe that the Settlement set forth in this Stipulation confers substantial benefits upon Ligand. Based on their evaluation, Plaintiffs’ Counsel have determined that the Settlement set forth in the Stipulation is fair, reasonable and adequate and in the best interests of Plaintiffs, Ligand and Ligand’s stockholders.
IV. TERMS OF STIPULATION AND AGREEMENT OF SETTLEMENT
     NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and among Plaintiffs (for themselves and derivatively on behalf of Ligand), Ligand, and the Individual Defendants, by and through their respective counsel of record, that, subject to the approval of the Court, the Actions and the Released Claims shall be finally and fully compromised, settled and released, and the Actions shall be dismissed with prejudice, as to all Settling Parties, upon and subject to the terms and conditions of the Stipulation, as follows.
STIPULATION OF SETTLEMENT

3

1. Definitions
     As used in the Stipulation the following terms have the meanings specified below:
     1.1 “Court” means Department 71 of the Superior Court of the State of California, County of San Diego.
     1.2 “Defendants” means Ligand and the Individual Defendants.
     1.3 “Effective Date” means the first date by which all of the events and conditions specified in Section IV, ¶5.1 of the Stipulation have been met and have occurred.
     1.4 “Federal Securities Action” means In re Ligand Pharmaceuticals, Inc. Securities Litigation, Master File No. 04 CV 1620 DMS (LSP).
     1.5 “Final” means the later of: (a) the date of final affirmance on an appeal of the Judgment, the expiration of the time for a petition to review the Judgment and, if any such writ or petition is granted, the date of final affirmance of the Judgment following review pursuant to that grant; or (b) the date of final, non-appealable dismissal of any appeal from the Judgment or the final, non-appealable dismissal of any proceeding on petition for review of the Judgment; or (c) if no appeal is filed, the expiration date of the time for the filing or noticing of any appeal from the Court’s Judgment approving the Stipulation. Provided, in no event shall Judgment be deemed “Final” for purposes of this Stipulation unless and until the dismissal with prejudice in In re Ligand Pharmaceuticals Incorporated Derivative Litigation, Lead Case No. GIC834255, and Michael Kogan v. David E. Robinson, et al., Case No. 05 CV 1924 DMS (RBB), has become “Final” as defined in this paragraph.
     1.6 “Individual Defendants” means David E. Robinson, Paul V. Maier, James J. L’Italien, William A. Pettit, Henry F. Blissenbach, Alexander D. Cross, John Groom, Irving S. Johnson, John W. Kozarich, Carl C. Peck, and Michael A. Rocca.
     1.7 “Judgment” means the judgment to be rendered by the Court, substantially in the form attached hereto as Exhibit A, or as modified pursuant to the agreement of the Settling Parties.
     1.8 “Person” means an individual, corporation, limited liability corporation, professional corporation, partnership, limited partnership, limited liability partnership, association, joint stock
STIPULATION OF SETTLEMENT

4

company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and their spouses, heirs, predecessors, successors, representatives, or assignees.
     1.9 “Plaintiffs’ Counsel” means: (i) Robbins Umeda & Fink, LLP, Brian J. Robbins, S. Benjamin Rozwood, Kelly McIntyre and Shane P. Sanders, 610 West Ash Street, Suite 1800, San Diego, CA 92101, Telephone: 619/525-3990 and Faruqi & Faruqi, LLP, Nadeem Faruqi and Beth Keller, 320 East 39th Street, New York, New York 10016, Telephone: 212/983-9330 on behalf of the state derivative plaintiffs; and (ii) Lerach Coughin Stoia Geller Rudman & Robbins, LLP, William S. Lerach, Darren J. Robbins and Travis E. Downs, III, 655 West Broadway, Suite 1900, San Diego, CA 92101, Telephone: 619/231-1058 on behalf of the federal derivative plaintiff.
     1.10 “Related Persons” means each of a Defendant’s families, parent entities, affiliates or subsidiaries and each and all of Ligand’s respective past, present, or future officers, directors, employees, attorneys, accountants, auditors, insurers, reinsurers, heirs, executors, personal representatives, estates, administrators, predecessors, successors and assigns.
     1.11 “Released Claims” shall collectively mean any and all claims, rights, and causes of action, whether based on federal, state, local, statutory or common law or any other law, rule, or regulation, including, without limitation, Unknown Claims (as defined in Section IV, ¶1.16) and claims under California and Delaware statutory and all other common law, federal and state securities laws and claims under any federal or state law governing fiduciaries or the duties of fiduciaries, that have been, could have been, or could be asserted in any forum and in any forum by Ligand shareholders on behalf of Ligand against the Released Persons (as defined in Section IV, ¶1.10) relating to or arising out of the allegations contained in the complaints filed in the Litigation. The Released Claims shall not include the claims asserted in the Federal Securities Action (In re Ligand Pharmaceuticals, Inc. Securities Litigation, Master File No. 04 CV 1620 DMS (LSP)) in the United States District Court for the Southern District of California.
     1.12 “Released Persons” means each and all of the Defendants and the Related Persons.
STIPULATION OF SETTLEMENT

5

     1.13 “Plaintiffs” means state derivative plaintiffs Loretta Goldstein, Richard Hreniuk and Thelma Rubin and federal derivative plaintiff Michael Kogan, derivatively on behalf of Ligand.
     1.14 “Settlement” means the settlement contemplated by this Stipulation.
     1.15 “Settling Parties” means, collectively, Defendants and Plaintiffs.
     1.16 “Unknown Claims” means any and all settled claims which any plaintiff does not know or suspect to exist in his, her or its favor at the time of the release of the Released Parties, which if known by him, her or it might have affected his, her or its decision not to object to the Stipulation. With respect to any and all claims, the Settling Parties stipulate and agree that upon final approval, the Plaintiffs shall, expressly and derivatively, be deemed to have, and by operation of the Judgment, shall have, expressly waived any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or any other state, sovereign or jurisdiction, principle of common law which is similar, comparable or equivalent to Cal. Civ. Code § 1542 which provides:
A general release does not extend to claims which the creditor does not know or suspect to exists in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.
2. Settlement of the Derivative Claims
     2.1 Monetary Contribution. To settle the Federal Securities Action and the Actions, Defendants’ directors and officers insurance carrier agreed to pay $14 million to the Company, for settlement of all pending securities and derivative litigation, and Defendants agreed to cause Ligand to implement the corporate governance changes addressed herein.
     2.2 Corporate Governance.
     In connection with the litigation and/or resolution of the Actions, Ligand has agreed to adopt, to the extent it has not already implemented, the corporate governance measures described in the Corporate Governance Term Sheet attached as Exhibit B.
     Ligand also adopted corporate governance measures after the filing of the Actions (beginning in August 2004) summarized in Exhibit C (attached hereto), as a result of Ligand’s desire to deal with corporate governance issues related to the corporate governance issues proposed by Plaintiffs.
STIPULATION OF SETTLEMENT

6

Plaintiffs’ arduous litigation of the Actions substantially contributed to Ligand’s adoption of these corporate governance measures.
     During the course of litigating the Actions, Plaintiffs had various concerns regarding Ligand’s policies and procedures that were in existence and have remained in place for its Board of Directors’ Committee Charters, as well as its internal controls. Plaintiffs specifically addressed these concerns in their original demand letters. Plaintiffs subsequently met on numerous occasions, both in person and telephonically, with Ligand and its lawyers in an attempt to address their concerns within the existing framework of the Committee Charters and the internal controls, as all parties believed that to be in the best interests of Ligand. Plaintiffs’ initiation and prosecution of the Actions has resulted in the careful review of the Company’s Board Committee Charters governing the Audit, Compensation, and Nominating Committees and the Company’s policies concerning Insider Trading, Documentation of Accounting Decisions, and Procedures for Complaints Relating to Accounting and Auditing Matters. This review resulted in a number of changes to the Audit Committee Charter and the Insider Trading Policy, listed in Exhibit D, in addition to a number of Board policy changes and additions set forth in Exhibits B and C. The Company is continuing to review its policies in order to provide for good corporate governance, including consideration of the comments to these policies provided by Plaintiffs.
3. Releases
     3.1 Upon the entry of the Judgment, as defined in Section IV, ¶1.7, Plaintiffs, on their own behalf individually and derivatively on behalf of Ligand, Plaintiffs’ Counsel and Ligand shall have, and by operation of the Judgment shall be deemed to have, fully, finally, and forever released, relinquished and discharged all Released Claims (including Unknown Claims) and any and all claims arising out of, relating to, or in connection with the Settlement or resolution of the Actions against the Defendants and the Released Persons.
     3.2 Upon the entry of the Judgment, each of the Defendants and Released Persons shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished and discharged Plaintiffs and Plaintiffs’ Counsel from all claims, arising out of, relating
STIPULATION OF SETTLEMENT

7

to, or in connection with their institution, prosecution, assertion, settlement or resolution of the Actions or the Released Claims.
     3.3 The Parties will seek entry of the Judgment by Court, dismissing the State Derivative Action with prejudice and barring any claims that have been or might have been brought in any court or forum by Ligand or any Ligand stockholder on Ligand’s behalf relating to or arising out of allegations in the complaints filed in the Actions.
     3.4 Upon approval of the Settlement, the plaintiffs in the Federal Derivative Action will dismiss, with prejudice, any appeal pending in the Ninth Circuit from the Order and Judgment entered on May 25, 2006.
4. Plaintiffs’ Counsels’ Fees and Reimbursement of Expenses
     4.1 Defendants shall, upon Court approval, cause the payment of fees and expenses of Plaintiffs’ Counsel in an aggregate amount of $4,150,000 within five business days of the Court’s Order granting final approval of this Settlement, subject to the joint and several obligation of Plaintiffs’ Counsel and their law firms (or their successors) to refund that amount (plus accrued interest), in the event of a reversal or modification on appeal. Said refund shall be paid to Ligand within five business days after any such appellate ruling becomes final. This payment shall constitute final and complete payment for Plaintiffs’ attorneys’ fees and expenses that have been incurred or will be incurred in connection with the Actions and resolution of the derivative claims asserted in the Actions and will be paid to Robbins Umeda & Fink, LLP (“RUF”) as receiving agent for Plaintiffs’ Counsel in both the State Derivative Action and Federal Derivative Action. RUF shall be solely responsible for the distribution of Plaintiffs’ attorneys’ fees, costs and expenses. Defendants shall have no responsibility for the allocation of the fees, costs and expenses awards among Plaintiffs’ Counsel in the Actions. The obligation to make appropriate refund or repayment may be enforced by summary orders of this Court.
5. Conditions of Settlement, Effect of Disapproval, Cancellation or Termination
     5.1 The Effective Date of the Stipulation shall be conditioned on the occurrence of all of the following events:
STIPULATION OF SETTLEMENT

8

1.	the final approval of Ligand’s Board of Directors of this Stipulation as executed;

2.	final Court approval of the Settlement;

3.	dismissal with prejudice of the Actions, and the Judgment dismissing the Actions has become Final as defined in Section IV,
¶1.5 above;
     5.2 If all of the conditions specified in Section IV, ¶5.1 are not met, then the Stipulation shall be cancelled and terminated in accordance with the procedure in Section IV, ¶5.3, unless Plaintiffs’ Counsel and counsel for Defendants mutually agree in writing to proceed with the Stipulation.
     5.3 In the event that all of the conditions to the Effective Date are not met, or the Stipulation is not approved, or is otherwise terminated for any reason:
          (a) the parties shall be restored to their respective positions in the Actions as of the date before this Stipulation is executed; and
          (b) this Stipulation and any related settlement documents shall be null and void, of no force and effect, and nothing herein shall be deemed to prejudice the position of any of the parties or any Released Persons with respect to the Actions or otherwise, and neither the existence of this Stipulation nor the facts of its existence nor any of the terms thereof, shall be admissible in evidence or shall be referred to for any purpose in the Actions or in any other litigation or the issuance of an order.
6. Miscellaneous Provisions
     6.1 The Settling Parties:
          (a) acknowledge that it is their intent to consummate this agreement; and
          (b) agree to cooperate to the extent reasonably necessary to effectuate and implement all terms and conditions of the Stipulation and to exercise their best efforts to accomplish the foregoing terms and conditions of the Stipulation.
     6.2 The Settling Parties intend this Settlement to be a final and complete resolution of all disputes between them with respect to the Actions. The Settlement compromises claims which are
STIPULATION OF SETTLEMENT

9

contested and shall not be deemed an admission by any Settling Party as to the merits of any claim, allegation or defense. While retaining their right to deny that the claims advanced in the Actions were meritorious, Defendants agree that the Actions were filed in good faith and in accordance with the applicable California law and Rules of Court and federal law, including without limitation §§128.5, 128.6 and 128.7 of the California Code of Civil Procedure (“C.C.P.”) and Federal Rule of Civil Procedure 11 and are being settled voluntarily after consultation with competent legal counsel. The Judgment will contain a statement that during the course of the Actions, the parties and their respective counsel at all times complied with the requirements of C.C.P. §§128.5, 128.6 and 128.7.
     6.3 Neither the Stipulation nor the Settlement, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or the Settlement: (a) is or may be deemed to be or may be used as an admission of, or evidence of, the validity of any Released Claim, or of any wrongdoing or liability of the Defendants or the Released Persons; or (b) is or may be deemed to be or may be used as an admission of, or evidence of, any fault or omission of any of the Defendants, the Defendants or the Released Persons in any proceeding of any nature. Any Defendant or Released Person may file the Stipulation and/or the Judgment in any action that has been or may be brought against him, her or it in order to support a defense or counterclaim based on principles of res judicata, collateral estoppel, release, good faith settlement, judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.
     6.4 The Exhibits to this Stipulation are a material and integral part hereof and are fully incorporated herein by this reference.
     6.5 The Stipulation may be amended or modified only by a written instrument signed by or on behalf of all Settling Parties or their respective successors-in-interest.
     6.6 This Stipulation and the Exhibits attached hereto constitute the entire agreement among the parties hereto and no representations, warranties or inducements have been made to any party concerning the Stipulation or its Exhibits other than the representations, warranties and covenants contained and memorialized in such documents. Except as otherwise provided herein, each party shall bear its own costs.
STIPULATION OF SETTLEMENT

10

     6.7 Each counsel or other person executing the Stipulation or its Exhibits on behalf of any party hereto hereby warrants that such person has the full authority to do so.
     6.8 The Stipulation may be executed in one or more counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument. A complete set of original executed counterparts shall be filed with the Court.
     6.9 The Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the parties hereto.
     6.10 The Court shall retain jurisdiction with respect to implementation and enforcement of the terms of the Stipulation, and all parties hereto submit to the jurisdiction of the Court for purposes of implementing and enforcing the Settlement embodied in the Stipulation.
     6.11 This Stipulation and the Exhibits hereto shall be considered to have been negotiated, executed and delivered, and to be wholly performed, in the State of California, and the rights and obligations of the parties to the Stipulation shall be construed and enforced in accordance with, and governed by, the internal, substantive laws of the State of California without giving effect to that State’s choice of law principles.
     IN WITNESS WHEREOF, the parties hereto have caused the Stipulation to be executed, by their duly authorized attorneys, dated as of September 19, 2006.

ROBBINS UMEDA & FINK LLP

/s/ Brian J. Robbins
BRIAN J. ROBBINS S. BENJAMIN ROZWOOD KELLY M. MCINTYRE SHANE P. SANDERS 610 West Ash Street, Suite 1800 San Diego, CA 92101 Telephone: 619/525-3990 Facsimile: 619/525-3991

Co-Lead Counsel for State Derivative Plaintiffs Loretta Goldstein, Richard Hreniuk and Thelma Rubin

STIPULATION OF SETTLEMENT

11

FARUQI & FARUQI LLP

/s/ Nadeem Faruqi
NADEEM FARUQI BETH KELLER 320 East 39th Street New York, NY 10016 Telephone: 212/983-9330 Facsimile: 212/983-9331

Co-Lead Counsel for State Derivative Plaintiffs Loretta Goldstein, Richard Hreniuk and Thelma Rubin

LERACH COUGHIN STOIA GELLER RUDMAN & ROBBINS, LLP

/s/ Travis E. Downs
WIILIAM S. LERACH DARREN J. ROBBINS TRAVIS E. DOWNS, III 655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 Facsimile: 619/231-7423

Counsel for Federal Derivative Plaintiff Michael Kogan

PAUL HASTINGS JANOFSKY & WALKER, LLP

/s/ William F. Sullivan
WILLIAM F. SULLIVAN CHRISTOPHER HAROLD MCGRATH MORGAN MILLER 3579 Valley Centre Drive San Diego, CA 92130 Telephone: 858/720-2500 Facsimile: 858/720-2555

Attorneys for Ligand and the Individual
Defendants David E. Robinson, Paul B.Maier,
James J. L’Italien, William A. Pettit, Henry F.
Blissenbach, Alexander D. Cross, John Groom,
Irving S. Johnson, John W. Kozarich, Carl C.
Peck and Michael A. Rocca

STIPULATION OF SETTLEMENT

12

EXHIBIT B
CORPORATE GOVERNANCE TERM SHEET
     Unless otherwise indicated, no provision listed below shall be retroactive. The following corporate governance changes shall remain effective for a period of five years from implementation, which shall occur, within 60 days after court approval of any settlement:
     A. The Board of Directors
          1. Unless otherwise specified herein, at least three-fourths of the Board of Directors (“Board”) and the majority of each Committee shall be comprised of “Independent Directors,” as described herein.
          2. It shall be the policy of the Board to set specific limits on outside board memberships. The Chief Executive Officer (“CEO”) of the Company should not participate on more than two boards of for-profit corporations (either publicly traded or privately held), and Independent Directors should not serve on more than three boards of publicly held companies, including the Company. The CEO or other full time senior corporate officer of another company serving on the Company’s board should be limited to not more than two public company boards in total, including the boards of such person’s own employer and the Company.
          3. By no later than the end of 2007, the Lead Independent Director shall, with the Board, evaluate and review whether the position of the Chairperson of the Board (“Chair”) should be separate from that of CEO. The Lead Independent Director shall arrange for meeting(s) or executive session(s) of the Independent Directors to discuss this issue. If the Chair and CEO positions are separated, the Chair must meet the definition of “Independent Director” as described herein.
          4. No member of the Board shall be a current executive officer of a customer, distributor or supplier of Ligand, except where such entity’s business with Ligand is de minimis (as defined in paragraph B.2. below).
          5. The performance of the Chair shall be evaluated each year by the Board. Where the Chair is not sufficiently active or successful in providing meaningful leadership for the Board, he or she should be replaced.
          6. Members of the Board shall serve for no more than ten years, effective as of the 2007 annual meeting, provided however, that no more that one director serving on the effective date of this Agreement shall be term-limited by this paragraph at each annual meeting. Board members who are also then-current employees of the Company shall be exempted from this provision.

1

          7. The Board’s policy, consistent with the terms of the Company’s currently operative Stock Option Plan, should require each director to accept at least 20% of their yearly compensation in stock or stock options.
          8. Each director of the Company shall be required to certify in writing that he or she has received, read and understands the guidelines for directors set forth in Ligand’s “Code of Conduct and Ethics Policy,” and Board policy shall expressly state that it is applicable to directors.
     B. Director Independence
          1. For purposes hereof, to be deemed an “Independent Director” in any calendar year, a director would have to satisfy the following qualifications. He or she:
               a. has not been employed by Ligand or its subsidiaries or affiliates in an executive capacity within the last five calendar years unless such employment compensation and relationship to Ligand is de minimis.
               b. has not received, during the current calendar year or either of the three immediately preceding calendar years, remuneration, directly or indirectly, other than de minimis remuneration, as a result of service as, or being affiliated with an unaffiliated entity that serves as (i) an adviser, consultant or legal counsel to Ligand or to a member of Ligand’s senior management, or (ii) a significant distributor, customer, or supplier of Ligand;
               c. has no personal services contract(s) with Ligand, or any member of Ligand’s senior management unless such contract(s) compensation and relationship to Ligand is de minimis;
               d. is not employed by a public company at which an executive officer of Ligand serves as a director;
               e. has not had any of the relationships described in subsections (a)-(d) above, with any affiliate of Ligand;
               f. is not a member of the immediate family of any person described in subsections (a)-(e) above; and
               g. membership on the Company’s Scientific Advisory Board shall not, in itself, disqualify an individual from service on the Board as an independent member.
          2. A director is deemed to have received remuneration, directly or indirectly, if remuneration, other than de minimis remuneration, was paid by Ligand, its subsidiaries or affiliates, to any entity in which the director has a beneficial ownership interest of five percent or more, or to an entity by which the director is employed or self-employed other than as a director. Remuneration is deemed de minimis remuneration if such remuneration is $60,000 or less in any calendar year, or if such remuneration is paid to an entity, and it (i) did not for the calendar year exceed the lesser of

2

$5 million, or one percent of the gross revenues of the entity; and (ii) did not directly result in an increase in the compensation received by the director from that entity.
          3. No director shall be re-nominated who has not satisfactorily performed his or her duties based on Ligand’s established criteria for the performance of Board members.
          4. The Independent Directors shall meet separately from the rest of the Board at least quarterly.
     C. Duties of Lead Independent Director
          The following will be adopted as policy of the Board:
     The Board considers it to be useful and appropriate to designate a non-employee director to serve in a lead capacity to coordinate the activities of the other non-employee directors and to perform such other duties and responsibilities as the Board may determine. If the Chair does not qualify as an “Independent Director” pursuant to the definition above, then the Company will also designate a “Lead Independent Director.” The specific responsibilities of the Lead Independent Director when acting as such shall be as set forth herein below.
          1. Serve as a liaison between the other non-employee directors and the company’s Chief Executive Officer.
          2. Advise and assist the Chair regarding the schedule of Board meetings, seeking to ensure that the non-employee directors can perform their duties responsibly and in a manner that minimizes any interference with ongoing company operations.
          3. Consult with and advise the Chair regarding the agenda, meeting schedules for, and information to be provided in connection with all Board and Board Committee meetings.
          4. With the Chair, ensure that the non-employee directors have adequate resources to effectively and responsibly perform their duties and responsibilities, including without limitation all relevant and timely information from company management as necessary or appropriate for the duties and responsibilities being performed.
          5. Recommend to the Chair the retention of advisors and consultants who report directly to the Board or to any Board Committee.
          6. Serve as a member of the Nominating Committee.
          7. Attend meetings of the Audit Committee as s/he deems appropriate.
          8. Assist the Board, and all committees on which the Lead Independent Director serves, as well as the officers of the company, to better ensure compliance with and implementation of Board and other company policies and guidelines.

3

          9. Call executive sessions of non-employee directors at least quarterly.
          10. Develop agendas for and serve as Chair of the executive sessions of the Board’s non-employee directors. Communicate to management, as appropriate, the results of discussions from the executive sessions among non-employee directors.
          11. Serve as principal liaison between the non-employee directors and the Board
          12. Make recommendations to the Chair, the Nominating Committee, and the Audit Committee regarding the membership of the various Board Committees, as well as the selection of the Committee chairpersons.
          13. Serve as Acting Chair of the Board when the Chair is not present.
          14. Evaluate, together with the Compensation Committee and the full Board, the CEO’s performance, and meet with the CEO to discuss the Board’s evaluation.
          15. Assist management, consistent with Company policy, with consultation and communication as needed with major stockholders.
          16. Perform such other duties as the Board shall designate from time to time.
     D. Board Committees
          1. It shall be Board policy that the Audit, Compensation and Nominating Committees shall have standing authorization, on their own decision, to retain legal or other advisors of their choice, who shall report directly to the Board or Committee.
          2. The General Counsel in the Legal Department shall serve as the primary contact to the Lead Independent Director and the other non-employee directors with regards to legal advice and counsel as requested by non-employee directors, the engagement of outside advisors, and otherwise as requested to assist the members of the Audit, Compensation and Nominating Committees in the performance of their duties. The foregoing is not intended to limit the access that every director has to any Ligand employee in accordance with Company policy.
          3. Each Committee member shall have a maximum tenure of six consecutive years on said Committee, effective as of the 2007 annual meeting, provided that no more that one member of each committee serving on the effective date of this Agreement shall be term-limited by this paragraph at each annual meeting.
     E. Compliance Oversight and Continuing Education for Board
     The Board shall oversee compliance issues including the following annual process for oversight and continuing education.

4

          1. In effectuating its oversight of compliance issues and continuing education on compliance and Board duties, the Board shall:
               a. Oversee the development of the Company’s compliance programs to ensure that the Company is in compliance with its policies and all applicable laws and regulations, including complying with all legal, ethical, regulatory and commercial rules required to ensure proper research, development, testing, procedures, sales, disclosures and statements in relation to the Company’s actions concerning its products;
               b. Oversee the implementation, administration and enforcement of such programs;
               c. Hold at least one meeting session per year led by the General Counsel and outside expert counsel dedicated to i) review of compliance issues and continuing education of the Board regarding compliance requirements and ii) Board duties and responsibilities. Additional meetings may be called on these subjects as the Chair deems appropriate. The Board may invite such additional officers, directors and employees of the Company as it may see fit from time-to-time to attend a meeting and participate in the discussion of matters relating to compliance. Such meetings shall include:
•	Review of Company compliance programs and systems

•	Review of significant compliance issues during the past year and remediation

•	Review of significant, newly approved or approval-pending compliance requirements (e.g. regulations & laws)

•	Review of changes in the law regarding directors’ responsibilities and duties, including recent significant court opinions on existing or changed laws.
     F. Other Standing or New Committees of the Board
     All other existing or standing committees of the Ligand Board, including the Science and Technology Committee formed in March 2005, shall be comprised of a majority of Independent Directors.
     G. Access to Management
     All directors shall have access to the Company’s CEO, CFO and senior management to discuss and review all material aspects of the Company’s business, finances, operations and products.

5

     H. Self-Evaluation of the Board
     By the end of 2007, so long as Ligand remains a publicly-traded company, the Company shall establish written self-evaluation process for the Board, including evaluation criteria, which shall be published, in the Company’s proxy statement providing for the election of directors. The Ligand Board shall annually perform a self-evaluation of the Board’s performance against the Company’s criteria established for members of the Board of the Company. The entire Ligand Board shall annually prepare and meet in closed session to review the results of its self-evaluation.
     I. Selection of One Director Utilizing Criteria Agreed to With Plaintiffs
     The Board will, promptly after the resignation or termination of one or more of the Directors affiliated with Third Point, utilize the following criteria agreed upon with Plaintiffs in the selection of one independent Director. The criteria which shall be utilized by the members of the Nominating Committee and the full Board, in conformity with their fiduciary duties, in the selection of a nominee are:
     The nominee shall have no prior financial or business interest in the Company such as through receipt of a salary or through affiliation with another company which has received a material amount of business from Ligand (indirect ownership of company shares, e.g., via mutual funds, or direct ownership of less than 1% of outstanding shares shall not be deemed a violation of this criterion). The nominee will receive only the standard director compensation, per published Company policy. The nominee shall have experience as a director of another public company. As part of the interview process, the nominee will be questioned about his or her experience in resolving conflicts. No nominee shall be listed as a “problem director” by the Corporate Library nor shall the nominee be a director of a company which is listed in the bottom decile of ISS. Furthermore, the nominee shall not have any professional, social or personal relationships with members of executive management, except for non-selective general or industry organizations. After the initial election to the Board, this director shall be nominated by the Board, subject to the Board’s fiduciary duties and the director’s satisfactory conduct of his/her duties pursuant to Board policy, at the next annual meeting at which directors are elected to serve for an additional term.
     J. Quarterly Report of Research and Development
     At each regularly scheduled Board meeting or at other meetings when developments warrant, the Chair of the Science and Technology Committee (or his or her designees) shall provide a report as to the Committee’s oversight of the Company’s research and development.
     K. Related Party Contracts
     The Board shall adopt internal procedures and policies prohibiting Ligand from entering into agreements with any director or officer of Ligand, or any person or entity controlled or affiliated with them, for the provision of goods and services to Ligand without approval by both the Compensation Committee and Audit Committee.

6

     L. Limitations on Executive Compensation
          1. The Board shall adopt a policy that upon a finding of misconduct resulting in the issuance of a restatement by any Court of competent jurisdiction, the Lead Independent Director will seek Board approval to determine whether the Company should pursue disgorgement remedies against the appropriate officers during the relevant period pursuant to Sarbanes-Oxley Act of 2002 Section 304.
          2. The Ligand Board shall adopt a policy prohibiting the extension of loans and other credit by the Company to Ligand officers and/or directors.
          3. The policy of the Board is to attract and retain top executive talent. In order to effectuate this policy, it shall also be the policy of the Board to provide severance to executive employees similar to that which is paid to comparable executives in comparable markets. The terms of all severance agreements in place at the adoption of this policy shall not be affected. Severance agreements entered into on or after the date of the adoption of this policy shall base employee severance, taking due consideration of the reasons for severance into account, on the prevailing national market rate, as determined by an independent outside compensation surveys for comparable executives in comparable companies.
     M. Long-Term Strategic Vision
     The Board shall oversee the development of, and direction to, the Company’s strategic plan. The Board shall ensure that the production of long-term shareholder value is a predominant factor. Management, subject to the direction of the Board and pursuant to appropriate quiet periods and all other applicable rules and regulations, shall be open and reasonably accessible to inquiry by shareholders about the condition and performance of the Company.
     N. Document Preservation
     Ligand will adopt a policy whereby it agrees to comply with all applicable laws regulating retention of documents. This provision is exempted from the requirement that it be implemented within 60 days of court approval of the settlement.

7

Exhibit C
Ligand’s Significant Initiatives on Corporate Governance and Business Practices
     Ligand adopted a range of corporate governance measures after the filing of the Actions (beginning in August 2004), as a result of Ligand’s desire to deal with corporate governance issues related to the corporate governance changes proposed by Plaintiffs as part of the Settlement. These included Ligand’s adoption of the following new policies and procedures or materially modified pre-existing policies and procedures: (i) Disclosure Committee Charter; (ii) Science and Technology Committee of the Board of Directors; (iii) Policy Regarding Gift Limits to Healthcare Providers; (iv) Bylaws Amended to Clarify Period for Receiving Stockholder Proposals at Annual Meetings; (v) Policy Regarding Accounting Decisions; and (vi) Three Third Point Shareholder Representatives Added to the Board of Directors. Each of the policies and procedures is summarized below.
Summary of Corporate Governance and Business Practices Initiatives Since August 2004
     Ligand shall maintain the following corporate governance initiatives, with the exception of section (vi), for at least five years (to the extent applicable laws, rules or regulations do not require or counsel otherwise):
I. October 2004: Approval of Ligand’s Disclosure Committee Charter
     To strengthen the disclosure of information, Ligand created the Disclosure Committee, composed of officers or employees of the Company, with one member being an attorney knowledgeable about SEC rules and regulations and one member who is knowledgeable about financial reporting and SEC reporting. The Disclosure Committee’s duties are to: design, establish, evaluate and maintain effective Disclosure Controls and Procedures that are designed to ensure that information required to be disclosed in the reports and statements filed by the Company pursuant to the Securities Exchange Act of 1934, including registration statements prospectuses filed by the Company pursuant to the Securities Act of 1933, and in private memorandum (collectively Disclosure Documents) is recorded, processed, summarized and reported in conformity with, and within the time periods specified by, the 1934 and 1933 Acts and the rules and forms of the Securities and Exchange Commission. The Disclosure Committee’s duties also include the responsibility to establish and maintain a process pursuant to which the Committee shall be responsible for reviewing and overseeing the disclosure included in the Disclosure Documents; and to maintain written records of the Disclosure Controls and Procedures followed in connection with the preparation and approval of Disclosure Documents.
     The objective of the Disclosure Committee is to provide a process such that: the Disclosure Documents do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in light of the circumstances under which such statements were made, not misleading; any financial statements and other financial information included in Disclosure Documents fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented therein; and that all information to be included in any Disclosure Document is

1

communicated to the Company’s management, including, without limitation, the Senior Officers, as appropriate to allow timely decisions regarding required disclosure.
II. March 2005: Approval of Science and Technology Committee of the Board of Directors
     The Science & Technology (S&T) Committee of the Board was created to review the Company’s overall R&D strategy, research and development projects, and to advise the Board and President and Chief Executive Officer of the Company regarding future R&D strategies, projects, and efforts. The S&T Committee shall consist of at least two directors and the Nominating Committee shall elect a Chair. Committee members will receive such compensation for their formal meetings as the Compensation Committee of the Board may establish from time to time. The initial members of the S&T Committee are Carl Peck, Irving Johnson and John Kozarich. The external chairman of the SAB shall be an ex-officio member and participate in the post SAB annual review of discovery and preclinical projects and priorities. The S&T Committee will meet periodically and three times annually and shall attend the annual SAB together with the Company’s scientific consultants. Minutes of the meetings will be kept and the S&T Committee will make a formal report to the Board, as requested.
III. June 2005: Approval of Policy Regarding Gift Limits to Healthcare Providers
     The purpose of this policy is to implement portions of the Company’s Code of Conduct and Ethics Policy and Comprehensive Compliance Program. This policy applies to all employees, contractors and/or consultants in Commercial Operations, as well as any other such individuals having contact with healthcare professionals as part of his/her duties or activities for the Company (e.g. clinical research professionals). The Vice President(s) of Commercial Operations have primary responsibility for implementation and oversight of this policy within Commercial Operations. Violations of this policy may result in disciplinary action up to and including immediate termination. In addition, the Company in its discretion may advise appropriate government officials of any apparent violations of law. In particular, employees may not rely on any oral statements that are inconsistent with this written policy, nor which purport to change or add to it. The Company adheres to the PhRMA code for individual items. As stated in the Code of Conduct and Ethics Policy, “In general, such entertainment, gratuities including gifts or promotional items should have a value of $100 or less.” Annual limits on such items to an individual medical or health care professional are as follows: gifts ($200); promotional materials ($300-400); other activities/items, e.g. (meals and non-contract travel ($250-500).

IV.	November 2005: Bylaws Amended to Clarify Period for Receiving Stockholder Proposals at Annual Meetings
     The Ligand Board of Directors approved an amendment to the bylaws of the company clarifying the advance notice requirement for a stockholder who wishes to bring business before an annual meeting of stockholders. The amended bylaw provides that, in the event the annual meeting date has been changed by more than 30 days from the date contemplated in the previous year’s proxy statement, stockholder proposals for the annual meeting must be received no later than 20 days after the earlier of the date on which: (1) notice of the date of the annual meeting was mailed to stockholders, or (2) public disclosure of the date of the meeting was made to

2

stockholders. Previously the bylaws stated that the time for receipt of such proposals was “a reasonable time before the solicitation is made.”
V. December 2005: Approval of Policy Regarding Accounting Decisions
     An accounting decision policy establishes a control function regarding the accounting and reporting for all significant and/or complex transactions. These transactions may be new or arise from change in terms and are typically limited in occurrence, but potentially large and significant as to their impact on the financial reporting and accounting records of Ligand. Examples include, but are not limited to: significant financial transactions, financing arrangements, unusual or unique revenue transactions, transactions involving stock or stock options, royalty or collaboration agreements, and significant asset acquisitions or disposals. Due to the nature of these transactions, they often result in separate or additional disclosure in the Company’s external financial reports. These transactions and related issues will be documented and maintained in a control file in the Controller’s office. Documentation will include the facts related to the transaction, its financial impact, accounting and reporting implications and considerations as well as the conclusion and rational for the determined accounting and reporting treatment. The file will also contain any other supporting documents such as contract. The Controller will coordinate all analysis and gather information from appropriate functional sources.

VI.	December 2005: Three Third Point Shareholder Representatives Added to the Board of Directors
     Ligand expanded its board of directors from eight to eleven members with the addition of three outside directors. The new board will consist of the existing board members plus Daniel S. Loeb, Jeffrey R. Perry, and Brigette Roberts, M.D. Ligand has agreed to recommend the Third Point directors for election to the board and solicit proxies in their favor at annual meetings through 2007, provided the Third Point directors remain on the board and Third Point does not take certain stockholder actions as restricted until June 2, 2006, including soliciting proxies, submitting proposals for stockholders’ meetings, buying or selling Ligand stock and engaging in or proposing activities such as extraordinary corporate transactions, sale of material company assets, changes in management or the board, material changes in the company’s structure or business or changes to its charter or bylaws.

3

CORPORATE POLICY AND PROCEDURE

INSIDER TRADING POLICY	CP-LAW-001
1.0	PURPOSE

The purpose of this policy is to outline the rules regarding director, employee and consultant transactions in the stock and other securities of Ligand Pharmaceuticals Incorporated. This policy and procedure arises from our responsibilities as a public company. We are establishing this policy in part to assist you in understanding the complicated rules governing sales and purchases of our securities. Failure to comply with these procedures could result in a serious violation of the securities laws by you and/or the company and can involve both civil and criminal penalties.

2.0	SCOPE

This policy applies to all directors, employees and consultants (including all temporary and contract employees) of the Company and their Immediate Families. Employees, directors and consultants of the company’s subsidiaries are also covered by this policy and the terms “Company” and “Ligand” as used in this policy include Ligand Pharmaceuticals and all of its subsidiaries. The policy covers all transactions by those individuals which involve Ligand securities. “Ligand securities” includes any Ligand stock, any rights to acquire or dispose of Ligand stock and any other Ligand securities.

3.0	REFERENCES/RELATED POLICIES

Sarbanes-Oxley Act of 2002 (Pub. Law 107-204)

Securities Exchange Act of 1934 (15 USC 78a et seq.), e.g. Section 16(b)

Rules and Regulations under the Securities Exchange Act of 1934, Rule 16 (17 CFR 240.16a-1 — 16e-1); Rule 10b5-1 (17 CFR 240.10b5-1); Rule 144

California Corporations Code §25402 (Friese v. Superior Court, 134 Cal. App. 4th 693 (2005))

4.0	RESPONSIBILITIES

The Company’s General Counsel (or in his/her absence the Chief Financial Officer (CFO)) is the designated Compliance Officer under this policy and has responsibility for its day to day administration.

Approved by/date

Warner R. Broaddus, VP & General Counsel

Supersedes: policies dated 5/27/03	Effective Date: October 16, 2006	Page 1 of 8

CORPORATE POLICY AND PROCEDURE

INSIDER TRADING POLICY	CP-LAW-001
Directors, employees and consultants are responsible for ensuring compliance with this policy by their Immediate Families.

5.0	DEFINITIONS
5.1	Insider. An “insider” is a person who, regardless of his or her position in the Company, possesses, or has access to, Material Information concerning the Company that has not been Fully Disclosed to the public. Insiders may be subject to criminal prosecution and/or civil liability for trading (e.g. purchase or sale) in Company securities when they know Material Information concerning the Company that has not been Fully Disclosed to the public. The Immediate Families of insiders are also insiders under this policy. A person can be an insider for a limited time with respect to certain Material Information even though he or she is not an officer or director.

5.2	Tipping/Tippee. Insider trading is not limited to trading by the Insider alone; it is also illegal to advise others to trade on the basis of undisclosed Material Information. Liability in such cases can extend both to the “tippee” (the person to whom the Insider disclosed inside information) and to the “tipper” (the Insider himself or herself).

5.3	Immediate Family. Immediate family means an individual’s direct family living in the same household.

5.4	Fully Disclosed/Full Disclosure. Full disclosure generally means a filing with the Securities & Exchange Commission, a press release or other broadcast of information to the investing public. A speech or a TV or radio appearance for a selective audience, or an article in an obscure magazine do not normally qualify as full disclosure. Full disclosure means the securities markets have the opportunity to digest the news. For purposes of this policy, information that has been publicly announced is not “fully disclosed” until after the close of business on the next business day after the announcement.

5.5	Material Information. It is not possible to define all categories of material information. In general, information should be regarded as “material” if there is a substantial likelihood that it would be considered important by a reasonable investor in making a decision regarding the purchase or sale of Company stock or other securities. Examples of information that may be regarded as material would be information covering pending acquisitions,

Supersedes: policies dated 5/27/03	Effective Date: October 16, 2006	Page 2 of 8

CORPORATE POLICY AND PROCEDURE

INSIDER TRADING POLICY	CP-LAW-001
significant changes in company sales compared to historical trends, signing of a major corporate partnership, important clinical, R&D or product data (good or bad), pricing changes in major contracts, planned stock splits, new stock or bond offerings and similar matters. If you have questions as to the materiality of information, you should contact the Compliance Officer for clarification.

5.6	Director. Director means a member of the Board of Directors of Ligand Pharmaceuticals Incorporated.

5.7	Officer. Officer means an officer of Ligand Pharmaceuticals Incorporated as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.
6.0	POLICY
6.1	Introduction The following is the insider trading policy of Ligand and its subsidiaries. It is important that you review this policy carefully. The Company strongly encourages you to contact a qualified securities lawyer if you have any doubt about whether your actions may constitute insider trading. In addition, the Compliance Officer can provide further answers regarding these trading restrictions. Criminal prosecution for insider trading can and often does result in prison sentences for the violator. Civil actions may be brought by private plaintiffs or the Securities & Exchange Commission (SEC). The SEC is authorized by statute to seek a penalty in such actions of the profits made or losses avoided by the violator. Finally, in addition to the potential criminal and civil liabilities mentioned above, in certain circumstances the Company may be able to recover all profits made by an Insider, plus collect other damages.

6.2	General Rule Any person deemed an Insider associated with the Company, i.e. anyone who has Material Information concerning the Company that has not been Fully Disclosed to the public, must refrain and his/her Immediate Family must refrain, from trading (which includes gifting and other transfers, as well as buying or selling) and must refrain from advising others to trade (i.e. Tipping) in Company stock or other securities until such information has been Fully Disclosed. Applicable fiduciary duties may also prohibit insider trading where, by virtue of his/her fiduciary position, an Insider knows or has accesss to Material Information that has not been

Supersedes: policies dated 5/27/03	Effective Date: October 16, 2006	Page 3 of 8

CORPORATE POLICY AND PROCEDURE

INSIDER TRADING POLICY	CP-LAW-001
Fully Disclosed. Information is deemed Fully Disclosed after the close of business on the next business day after it is publicly announced.

6.3	Corporate Partner Securities We from time to time enter into arrangements with other companies to work together on various significant projects and collaborations, e.g. product research and development collaborations. As a result, Ligand employees, Directors and consultants may learn non-public Material Information relevant to those other companies. The same restrictions then apply to the other companies’ securities. Ligand employees, Directors and consultants and their Immediate Families must not trade in the stock or other securities of any corporate partner if they are aware of non-public Material Information relevant to that partner. Note that the standard for what is Material Information regarding a partner will likely be different from what is Material Information for Ligand.

6.4	Don’t Guess, Ask Any Director, employee or consultant who believes he or she would be regarded as an Insider who is contemplating a transaction in Company securities and who is unsure of the applicability of this policy must contact the Compliance Officer prior to executing any transaction in Ligand securities to determine if he or she may properly proceed. Officers and Directors should be particularly careful, since avoiding the appearance of engaging in a securities transaction on the basis of non-public Material Information can be as important as avoiding a transaction actually based upon such information.

6.5	Officers, Directors and Designated Employees
6.5.1	Notice and Trading Window Requirements All Officers and Directors, as well as certain other designated employees with access to financial data of the Company (as well as the Immediate Families of the Officers, Directors and designated employees) who wish to buy or sell Company securities, must
•	First, notify the Compliance Officer[1] of their intent to enter into a transaction in Company stock or other securities; and

•	Second, limit their purchases and sales of the Company securities on the open market to the period beginning on the

[1]	In instances where the Compliance Officer wishes to trade securities, s/he shall notify the President.

Supersedes: policies dated 5/27/03	Effective Date: October 16, 2006	Page 4 of 8

CORPORATE POLICY AND PROCEDURE

INSIDER TRADING POLICY	CP-LAW-001
second business day after each public announcement of the Company’s quarterly or annual financial results, and ending on the 30th calendar day thereafter. These periods are known as the “trading windows.”

•	Third, Officers and Directors must report each trade in Company securities, including trades made in accordance with Qualified Selling Plans (defined below), by the close of business on the trade date, to the Compliance Officer or his/her designee to facilitate required SEC reporting. Such reports will be made available on the Company website.
The Compliance Officer shall keep the President and the CFO informed of all transactions under this section 6.5, as they are approved. The Compliance Officer and the relevant Department Head shall together with Human Resources ensure that employees to be designated under this section 6.5 shall be so informed in writing upon hire or later designation. The Compliance Officer shall maintain a current registry of such designated employees.

6.5.2	Restrictions During Trading Windows Notwithstanding such trading window periods, if any Officer, Director or other person has knowledge of Material Information which has not been Fully Disclosed, then that person has a personal responsibility and legal obligation not to engage in Company securities transactions while in possession of non-public Material Information, even during such trading window periods. In addition, if in the judgment of the President and the Compliance Officer, certain Officers, Directors or employees of the Company are in possession of non-public Material Information during a trading window period, or are otherwise restricted by law from trading Company securities (see, e.g. section 6.5.5 below), they may prohibit the affected employees, Officers or Directors from trading Company securities in open-market transactions during such trading window periods.

6.5.3	Unavoidable Special Circumstances; Waivers Subject to the general rule described in paragraph 6.2 above, Officers, Directors and designated employees who, due to unavoidable and extraordinary circumstances, need to engage in a transaction in Company securities outside of the trading window periods

Supersedes: policies dated 5/27/03	Effective Date: October 16, 2006	Page 5 of 8

CORPORATE POLICY AND PROCEDURE

INSIDER TRADING POLICY	CP-LAW-001
described in paragraph 6.5.1 must contact the Compliance Officer. The President and the Compliance Officer[2], with advice from counsel, will attempt to determine whether the relevant Officer, Director, or designated employee is in possession of non-public Material Information which would restrict such person’s ability to trade in Company securities. If it is determined, in the President and Compliance Officer’s sole discretion, that there is no non-public Material Information within the possession of such person, then provided the circumstances reflect an appropriate level of need, the Officer, Director, or designated employee may be allowed to trade in Company securities.

6.5.4	Qualified Selling Plans Transactions made pursuant to a Qualified Selling Plan are not subject to the trading windows. For purposes of this exception, a “Qualified Selling Plan” is a written plan for selling Company stock which meets each of the following requirements:
(1)	the plan is adopted during a period when the trading window is open;

(2)	the plan is adopted during a period when the individual is not in possession of non-public Material Information;

(3)	selling under the plan does not commence until at least 30 days after the date the plan is adopted;

(4)	the plan is adhered to strictly, except for non-plan sales that comply with current SEC Interpretations and are approved by the Compliance Officer;

(6)	the plan either (a) specifies the amount of securities to be sold, the price at which and the date on which the securities are to be sold, (b) includes a written formula or algorithm, or computer program, for determining the amount of securities to be sold and the price at which and the date on which the securities are to be purchased or sold, or (c) does not permit any insider to exercise any subsequent influence over how, when, or whether to effect sales; provided, in addition, that any other person

[2]	In the event of a waiver requested by the President or the Compliance Officer, the determination shall be made, with advice of counsel, by the non-requesting officer and, if available, the CFO.

Supersedes: policies dated 5/27/03	Effective Date: October 16, 2006	Page 6 of 8

CORPORATE POLICY AND PROCEDURE

INSIDER TRADING POLICY	CP-LAW-001
who, pursuant to the contract, instruction, or plan, did exercise such influence must not have been aware of the material nonpublic information when doing so; and

(7)	at the time it is adopted the plan conforms to all other requirements of 17 CFR 240.10b5-1(c)(1)(C). Any Qualified Selling Plan must be delivered promptly to the Compliance Officer. The Company reserves the right to disclose publicly the terms of any Qualified Selling Plan.
6.5.5	Pension Fund Blackouts In addition, Directors and Officers must not trade in Company equity securities acquired in connection with their service or employment as a Director or Officer during any “pension fund blackout periods” as set forth in the Sarbanes-Oxley Act of 2002, section 306(a) and implementing regulations.
6.6	Exception only for Company Stock Plans It is not an exception to this policy that the Insider may have decided to engage in a transaction before learning of the undisclosed Material Information or that delaying the transaction might result in an economic loss. It is also irrelevant that publicly disclosed information about the Company might, even aside from the undisclosed Material Information, provide a substantial basis for engaging in the transaction. Company personnel may not trade in Company securities while in the possession of non-public Material Information about the Company. The only general exception to the policy is as follows:
The exercise of a stock option under the Company’s Stock Option Plan(s), or the regularly-scheduled purchase of stock under the Company’s Stock Purchase Plan(s) are not restricted by insider trading rules. Note that this exception does not include a subsequent or same-day sale of the shares acquired under such Plans, e.g. the exercise of options.
6.7	Special Restrictions From time to time, the President together with the Compliance Officer may issue a memo to some or all Officers, Directors, employees and consultants notifying them that they are restricted from trading in Company securities as of a specific date and time. This memo might be issued because a significant event was about to occur, and the trading in Company securities during this time frame would be construed as trading with non-public Material Information. This restriction remains in

Supersedes: policies dated 5/27/03	Effective Date: October 16, 2006	Page 7 of 8

CORPORATE POLICY AND PROCEDURE

INSIDER TRADING POLICY	CP-LAW-001
place and the affected individuals and their Immediate Families are prohibited from trading any Company securities until a second memo is sent by the President or Compliance Officer removing this restriction at a specific date and time.

6.8	Administration of the Policy Violations of this policy may result in disciplinary action up to and including immediate termination. In addition, the Company in its discretion may advise appropriate government officials of any apparent violations of law. This policy is in no way intended to modify the at-will nature of your employment with the Company. Except for the aspects of this policy delegated herein to the Compliance Officer, the President, the CFO and the General Counsel (for purposes of this policy, the “Administrative Committee”) shall jointly and in their sole discretion, interpret and administer this policy. This policy may not be amended or supplemented except in writing and with the express approval of the Board of Directors or the Administrative Committee. In particular, employees may not rely on any oral statements that are inconsistent with this written policy, nor which purport to change or add to it.
7.0	ATTACHMENTS

None

8.0	REVISION HISTORY

Current version:	October 16, 2006

Previous version(s):	May 27, 2003, May 15, 2002
Replaced “Policy Concerning Insider Trading Pursuant to SEC Rule 10b-5 — Employees” and “Policy Concerning Insider Trading Pursuant to SEC Rule 10b-5 — Officers and Directors” both dated July 20, 1993

Supersedes: policies dated 5/27/03	Effective Date: October 16, 2006	Page 8 of 8

Exhibit 10.303
LOAN AGREEMENT
     THIS LOAN AGREEMENT (hereinafter, as it may be from time to time amended, modified, extended, renewed, refinanced and/or supplemented, referred to as this “Loan Agreement”), is made this 12th day of October, 2006 (the “Loan Closing Date”), by and between
     LIGAND PHARMACEUTICALS INCORPORATED, a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and having a mailing address located at 10275 Science Center Drive, San Diego, California 92121, (hereinafter referred to as the “Borrower”),
     AND
     KING PHARMACEUTICALS, INC., a corporation duly organized and validly existing under the laws of the State of Tennessee and having a mailing address located at 501 Fifth Street, Bristol, Tennessee 37620 (hereinafter referred to as the “Lender”).
WITNESSETH :
     WHEREAS, the Borrower has requested that the Lender make available to the Borrower, and the Lender has agreed to make available to the Borrower, a commercial loan in an original principal amount of Thirty-Seven Million Seven Hundred Fifty Thousand Dollars ($37,750,000) (hereinafter, as it may be from time to time amended, modified, extended, renewed, refinanced and/or supplemented, referred to as the “Loan Facility”) solely for the purposes of the Permitted Use (as defined herein).
     NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Lender and the Borrower hereby covenants and agrees as follows:
ARTICLE I
DEFINITIONS
The following terms, as used in this Loan Agreement, shall have the following meanings, unless the context clearly indicates, provides or requires otherwise:
     1. “Base Rate” shall mean nine hundred fifty basis points (9.5%) per annum.
     2. “Base Rate Loan” shall mean a borrowing and advance of all or any portion of the Loan Facility which bears interest based upon the Base Rate.
     3. “Borrower” shall have the meaning ascribed and assigned to such term as set forth in the preamble of this Loan Agreement.
     4. “Business Day” and “Business Days” shall mean for all purposes, any day other than Saturday, Sunday or a legal holiday on which commercial banks are authorized or required to be closed for business in New York, New York.
     5. “Code” shall mean the Internal Revenue Code of 1986, as amended and/or modified from time to time, and any corresponding regulations promulgated with respect thereto.
     6. “Debt” shall mean all principal, interest, fees and other sums, liabilities and obligations of any nature whatsoever which shall or may become due and payable by the Borrower to the Lender pursuant to the terms, conditions and provisions of this Loan Agreement, the Note, and all of the other Loan Documents.
     7. “Default Rate” shall mean a rate of interest equal to two hundred basis points (2.0%) over and above the Base Rate.
     8. “Deposit Account Control Agreement” shall mean that certain Deposit Account Control Agreement dated of even date herewith executed by Comerica Bank, Borrower and Lender, or such successor deposit account control agreement agreed to between Borrower and Lender.
     9. “Encumbrance” shall mean any lien (statutory or otherwise), claim, charge, option, security interest, pledge, mortgage, restriction, financing statement or similar encumbrance of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device).
     10. “Event of Default” or “Events of Default” shall have the meaning assigned and ascribed to such terms as set forth in Article IV of this Loan Agreement.
     11. “GAAP” shall mean United States generally accepted accounting principles as are in effect from time to time, applied on a consistent basis both as to classification of items and amounts.
     12. “Governmental Authority” or “Governmental Authorities” shall mean all Federal, state, county and local governmental authorities having jurisdiction over the Loan Facility, the Borrower and/or the Property.
     13. “Indebtedness” shall mean, as to any Person at any time, any and all indebtedness, obligations or liabilities (whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, or joint or several) of such Person, for, or in respect of: (i) borrowed money, (ii) amounts raised under or liabilities in respect of any note purchase or acceptance credit facility, (iii) reimbursement obligations (contingent or otherwise) under any letter of credit, currency swap agreement, interest rate swap, cap, collar or floor agreement or other interest rate management device, (iv) any other transaction (including, without limitation forward sale or purchase agreements, capitalized leases and conditional sales agreements) having the commercial effect of a borrowing of money entered into by such Person to finance its operations or capital requirements (but not including trade payables and accrued expenses incurred in the ordinary course of business which are not represented by a promissory note or other evidence of indebtedness and which are not more than thirty (30) days past due), or (v) any guaranty of indebtedness for borrowed money.
     14. “King Purchase Agreement” shall mean that certain Purchase Agreement, dated September 6, 2006, entered into by Lender, King Pharmaceuticals Research and Development, Inc. and Borrower.
     15. “Lender” shall have the meaning assigned and ascribed to such term as set forth in the preamble to this Loan Agreement.
     16. “Loan Agreement” shall have the meaning ascribed and assigned to such term as set forth in the preamble of this Loan Agreement.
     17. “Loan Closing Date” shall have the meaning ascribed and assigned to such term as set forth

2

in the preamble of this Loan Agreement.
     18. “Loan Documents” shall mean the collective reference to this Loan Agreement, the Note, the Security Agreement, the Deposit Account Control Agreement, the UCC-1 Financing Statements, and any other agreements, instruments, documents or certificates executed and/or delivered by the Borrower, Lender and/or any other Person pursuant to the Loan Facility, together with all amendments, modifications or supplements to any or all of them.
     19. “Loan Facility” shall have the meaning ascribed and assigned to such term in the first recital of this Loan Agreement.
     20. “Material Adverse Change” shall mean any set of circumstances or events which (i) has or could reasonably be expected to have any material adverse effect whatsoever upon the validity or enforceability of this Loan Agreement or any other Loan Document, (ii) is or could reasonably be expected to be material and adverse to the business, properties, assets, financial condition, results of operations or prospects of the Borrower, taken as a whole, or (iii) impairs materially or could reasonably be expected to impair materially the ability of the Borrower, taken as a whole, to duly and punctually pay its Indebtedness and perform its other obligations.
     21. “Maturity Date” shall mean the earlier of:
     (i) January 1, 2007, and
     (ii) the Closing Date (as defined in the King Purchase Agreement).
     22. “Note” shall mean that certain Secured Promissory Note dated of even date herewith, executed by the Borrower, as maker, in favor of the Lender, as payee, in the original principal amount of Thirty-Seven Million Seven Hundred Fifty Thousand Dollars ($37,750,000), as said Secured Promissory Note may be from time to time hereafter amended, modified, extended, renewed, refinanced, substituted, and/or supplemented.
     23. “Notice” shall have the meaning assigned and ascribed to such term as set forth and described in Article V, Paragraph 8 of this Loan Agreement.
     24. “Notice of Borrowing Request” shall mean with respect to a proposed borrowing pursuant to Article II, Paragraph 1(i) hereof, a written Notice of Borrowing Request duly executed by the Borrower and delivered to the Lender.
     25. “Organon” means Organon USA Inc.
     26. “Organon Agreement” means the Termination and Return of Rights Agreement, dated as of January 1, 2006, by and between Borrower and Organon.
     27. “Permitted Use” shall mean, and be limited to, the Borrower’s use of proceeds of the Loan Facility, as may be advanced by the Lender pursuant to the terms, conditions, and provisions of this Loan Agreement, for the limited purpose of Borrower paying Thirty-Seven Million Seven Hundred Fifty Thousand Dollars ($37,750,000) to Organon, which amount is due to be paid to Organon on or before October 15, 2006 pursuant to Section 3(c)(i) of the Organon Agreement.
     28. “Permitted Encumbrances” shall mean any statutory liens for current Taxes of Borrower not yet due and payable or (b) mechanics’, carriers’, workers’, repairers’, and other similar liens arising or

3

incurred in the ordinary course of business relating to obligations as to which there is no default on the part of Borrower.
     29. “Person” or “Persons” shall mean any natural person, general partnership, limited partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture, limited liability company, bank or other organization whether or not a legal entity.
     30. “Potential Default” shall mean an event, condition, or situation which, with the giving of any required notice and/or the passage of any required grace or cure periods, or any combination of the foregoing, would constitute an Event of Default.
     31. “Property” shall mean the Collateral (as defined in the Security Agreement).
     32. “Requirement of Law” and “Requirements of Law” shall mean all Federal, state and local laws, rules, regulations, orders and other governmental approvals, permits or requirements applicable to the Property.
     33. “Security Agreement” shall mean that certain Security Agreement dated of even date herewith executed by the Borrower and Lender.
     34. “Taxes” shall have the meaning assigned and ascribed to such term as set forth in Article V, Paragraph 14(i) of this Loan Agreement.
     35. “Transfer” shall mean (i) any direct or indirect sale, transfer, assignment, license or conveyance of the Property, any portion thereof or any licenses or rights contained therein, and/or (ii) the termination or dissolution of the Borrower.
     36. “UCC-1 Financing Statements” shall mean a collective reference to any and all UCC-1 financing statements filed in connection with the Loan Facility, and any UCC-3 amendments or other modifications or supplements thereto.
ARTICLE II
LOANS AND ADVANCES
     1. The Loan Facility.
     (i) Availability.
     (a) Upon the Borrower’s compliance with the terms, conditions and provisions of Paragraph 4 below, the Borrower may on any Business Day, request that the Lender advance one hundred percent (100%) of the proceeds of the Loan Facility, by delivery to the Lender of a Notice of Borrowing Request during the day prior to the proposed Business Day of said advance. The Notice of Borrowing Request shall specify (x) the date of the proposed borrowing (which shall be a Business Day). Any such Notice of Borrowing Request shall be irrevocable and must be made for one hundred percent (100%) of the proceeds of the Loan Facility.
     (b) Pursuant to a Notice of Borrowing Request made pursuant to Article II, Paragraph 1(i)(a), the Lender shall make available to the Borrower one hundred percent (100%) of the proceeds of the Loan Facility which shall be used by Borrower only for the Permitted Use. Such proceeds shall be made available in immediately available funds directly to an account designated by Borrower. The Loan

4

Facility shall be evidenced by the Note.
     (c) The proceeds of the Loan Facility shall be used by the Borrower solely for the Permitted Use. Principal amounts prepaid or repaid shall not be available for re-borrowing.
     (d) In the event the Loan Closing Date has not occurred on or before October 20, 2006, this Agreement shall terminate in its entirety and neither Party shall have any further obligation to the other with respect to the subject matter of this Agreement.
     (ii) Interest; Payments of Principal and Interest.
     (a) Interest Rates and Payment of Interest.
     (1) All interest on the outstanding advances of principal of the Loan Facility, if due, shall be paid on the Maturity Date.
     (2) Interest shall be computed on each advance of proceeds of the Loan Facility at the Base Rate.
     (3) All computations of interest on the Loan Facility shall be calculated on the basis of the actual number of days elapsed over a three hundred sixty (360) day year.
     (4) Notwithstanding any provision herein or in any instrument now or hereafter securing the Loan Facility, the total liability for payments of interest, if due, or in the nature of interest, shall not exceed the limits imposed by any applicable laws. If the terms of this Loan Agreement require or shall require the Borrower to pay interest in excess of amounts allowed by law, the rate of interest payable shall be reduced immediately without action by the Lender, to the applicable maximum rate, and any excess payment made by the Borrower at any time shall be immediately and automatically applied to the unpaid balance of the outstanding principal due hereunder and not to the payment of interest. In the event of acceleration of the Note, the total charges for interest and in the nature of interest shall not exceed the maximum allowed by law, and any excess portions of such charges which may have been prepaid and cannot be applied to repayment of principal shall be refunded to the Borrower. The Borrower hereby agrees that in determining whether or not any interest payable under this Loan Agreement and/or the Note exceeds the highest applicable rate permitted by law, any non-principal payment including, without limitation, fees, costs and late charges shall be deemed to the extent permitted by law, to be an expense, fee or penalty not deemed interest by law.
     (c) Payments of Principal. Provided that the Lender has not exercised any of the remedies set forth and described in Article IV, Paragraph 2 of this Loan Agreement, there shall be no payments of principal required during the term of the Loan Facility.
     (d) Payment on Maturity Date. The Borrower shall repay to the Lender, the entire remaining outstanding principal balance of the Loan Facility, together with all accrued and unpaid interest, fees, expenses and any other sums due and owing to the Lender in connection with the Loan Facility, if any, on the Maturity Date.
     (iii) Payments.
     (a) Place for Payments. Payments in connection with the Loan Facility, including, without limitation, payments of principal and interest, if any, are payable at for the benefit of the Lender

5

at:
Bank of America
Dallas, Texas
ABA/Routing: 111000012
Account: 3752181591
Account Name: King Pharmaceuticals, Inc.
or such other place as the Lender shall designate to the Borrower in writing, by wire transfer in United States Dollars. All such payments shall be applied first to the payment of any outstanding unpaid fees and expenses, next to the payment of interest, if any, with any balance to the payment and reduction of principal.
     (b) Time of Payment. All payments of principal, interest, and fees hereunder payable to the Lender shall be made without condition or reservation or right, in the applicable currency and in immediately available funds, delivered to the Lender not later than 1:00 p.m. (New York, New York time) on the date due, to such account of the Lender at the Lender’s office. Funds received by the Lender after that time and date shall be deemed to have been paid on the next succeeding Business Day.
     (c) Manner of Payment; Payment Invoice; Payment and Setoff on Closing. Prior to the Maturity Date, the Lender shall send an invoice to the Borrower reflecting the principal, accrued interest, if any, fees, costs, and other expenses due and owing hereunder. The payments of such principal, accrued interest, if any, fees, costs, and expenses shall be made without counterclaim or setoff and free and clear of, and without any deduction or withholding for, any Taxes or other payments, other than in the event of such Maturity Date payments being made on the Closing Date (as defined in the King Purchase Agreement) occurring prior to January 8, 2007 in which case (1) the principal amount of the Debt, rather than being repaid by Borrower, shall instead be retained by Borrower and setoff against and reducing dollar-for-dollar the Purchase Price (as defined in the King Purchase Agreement) that is to be paid by King Pharmaceuticals, Inc. to Ligand Pharmaceuticals Incorporated upon the Closing of the transactions contemplated under the King Purchase Agreement, and (2) Lender shall waive and Borrower shall not be obligated to pay any accrued interest, fees, costs, or expenses relating to the Debt. Any such setoff and reduction in such Purchase Price shall be reflected on the closing balance sheet for the Closing (as defined in the King Purchase Agreement), and upon such Closing, the amounts due and owing hereunder shall be deemed to have been fully repaid by Borrower.
     (d) Payments on Non-Business Days. Whenever any payment to be made by the Borrower hereunder shall be stated to be due on a day which is not a Business Day, such payment shall be deemed to be due on the next succeeding Business Day.
     (iv) Prepayments. Provided that no Event of Default shall have occurred and be continuing, the Borrower shall have the right to prepay in full the Loan Facility, provided that (a) the Borrower delivers to the Lender at least one (1) Business Day prior express written notice of its intention to prepay, and (b) any such prepayment shall be without prepayment premium or fee. Notwithstanding any such prepayment, interest due hereunder, if any, shall be determined on the Maturity Date.
     (v) Default Interest. Notwithstanding the rates of interest specified in Paragraph 1(ii)(a) above and the payment dates specified in Paragraph 1(ii)(a)(1), Paragraph 1(ii)(c), and Paragraph 1(v) above, effective immediately upon the occurrence of any Event of Default, for as long thereafter as any such Event of Default shall be continuing and to the extent permitted by law, the aggregate principal balance of the Loan Facility then outstanding and, to the extent permitted by applicable law, any interest payments on the Loan Facility not paid when due, shall bear interest payable upon demand at the Default Rate. The Borrower

6

hereby acknowledges that: (a) such Default Rate is a material inducement to the Lender to make the Loan Facility available to the Borrower, (b) the Lender would not have made the Loan Facility available to the Borrower in the absence of the agreement of the Borrower to pay such Default Rate, (c) such Default Rate represents compensation for increased risk to the Lender that the Loan Facility will not be repaid, and (d) such Default Rate is not a penalty and represents a reasonable estimate of (1) the cost to the Lender in allocating its resources (both personnel and financial) to the on-going review, monitoring, administration, and collection of the Loan Facility and (2) compensation to the Lender for losses that are difficult to ascertain.
     2. The Note and the Security Agreement. The obligation of the Borrower to repay the Loan Facility is evidenced by the Note. All of the obligations of the Borrower under this Loan Agreement, the Note, and the other Loan Documents are fully secured by the Security Agreement. The Note and the Security Agreement are hereby made a part of this Loan Agreement, to the extent and with the same effect as if fully set forth herein. The unpaid amounts of the Loan Facility, as set forth and recorded on the books and records of the Lender, shall be presumptive evidence of the principal amount thereof owing under the Note, absent manifest error, but the failure to record any such amount on the books and records of the Lender shall not limit or affect the obligations of the Borrower hereunder or under the Note to make payments of principal and interest on the Loan Facility when due.
     3. No Obligation of the Lender as to Proper Application of Advances; Right to Setoff. Nothing contained in this Loan Agreement or in any of the other Loan Documents shall impose upon the Lender any obligation to see to the proper application of any proceeds of the Loan Facility by the Borrower or any other Person, and nothing shall prevent the Lender, at its option, from deducting from and setting off against any payments due to Lender (or Lender’s successors or assigns) any sums then due and owing to Lender by the Borrower for unpaid interest or for sums paid and expended by the Lender for taxes or assessments, for insurance, and like payments, pursuant to its rights under the terms of the Loan Documents.
     4. Conditions Precedent to Advances of Proceeds of the Loan Facility. Notwithstanding any other provision of this Loan Agreement to the contrary, no advance of proceeds of the Loan Facility shall be made to the Borrower by the Lender:
     (i) unless the Loan Documents shall be in full force and effect and no Event of Default or Potential Default shall have occurred and be continuing;
     (ii) unless the representations and warranties of the Borrower contained in the Loan Documents shall be true, complete, and correct in all material respects as if made on and as of the date of such requested advance of proceeds of the Loan Facility; and
     (iii) unless there shall be no action, suit, or proceeding pending against the Borrower in any court, or before or by any Governmental Authority, whether Federal, state, county, or municipal, which, if adversely decided, would be reasonably likely to result in a Material Adverse Change to the financial condition of the Borrower or to the ability of the Borrower, to perform its obligations under the Loan Documents.
ARTICLE III
REPRESENTATIONS, WARRANTIES AND COVENANTS
     1. Specific Additional Covenants of Borrower. To induce the Lender to enter into this Loan Agreement and to make the Loan Facility available to the Borrower, the Borrower hereby covenants and agrees to comply with each of the following terms and conditions:

7

     (i) The Borrower shall pay on the Loan Closing Date all fees and charges incurred in the procuring and making of the Loan Facility which are due and owing on or prior to the Loan Closing Date, including, without limitation, indebtedness tax incurred by the Lender, and fees and expenses relating to examination of title, title insurance premiums, surveys and mortgage recording, documentary, transfer or other similar taxes and revenue stamps.
     (ii) The Borrower shall not assign this Loan Agreement or the monies to be advanced and disbursed hereunder or convey, assign, pledge, encumber or mortgage (except for Permitted Encumbrances) any part of the Property without the prior express written consent of the Lender.
     (iii) The Borrower shall indemnify the Lender against claims of brokers arising by reason of the execution hereof or the consummation of the transactions contemplated hereunder.
     (iv) The Borrower shall comply with all restrictions, covenants, and easements affecting the Property.
     (v) The Borrower shall maintain business records in a commonly accepted manner, which records shall be available at its primary offices at all times and at all reasonable hours for inspection by the Lender.
     (vi) The Borrower shall not, without the prior express written consent of the Lender, create, incur, assume or suffer to exist any additional Encumbrances upon or with respect to the Property, other than Permitted Encumbrances.
     (vii) The Borrower shall provide, or cause to be provided, to the Lender, such financial information as may be requested by the Lender from time to time to evaluate the financial condition and cash flow of the Property and the Borrower.
     2. Representations and Warranties. To induce the Lender to enter into this Loan Agreement and to make the Loan Facility available to the Borrower, the Borrower hereby represents and warrants to the Lender, as follows:
     (i) The Borrower has the full power and authority to execute and deliver this Loan Agreement and the other Loan Documents, and the same constitute the binding and enforceable obligations of the Borrower in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws now or subsequently in effect concerning the rights and remedies of creditors generally.
     (ii) The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to consummate the transactions contemplated hereby.
     (iii) There are no actions, suits, or proceedings pending in any court, or before or by any Governmental Authority, whether Federal, state, county, or municipal, or, to the best knowledge of the Borrower, threatened, (A) against or affecting the validity or enforceability of the Security Agreement or the priority of the liens thereof, or (B) which, if adversely decided, would be reasonably likely to result in a Material Adverse Change to the financial condition of the Borrower or to the ability of the Borrower, when taken as a whole, to perform its obligations under the Loan Documents.
     (iv) Borrower is not in default with respect to any order, writ, injunction, decree or demand of any court or any Governmental Authority.

8

     (v) The consummation of the transactions hereby contemplated, performance of this Loan Agreement, the execution and payment of the Note, and the granting of the liens set forth in the Security Agreement have not and will not result in any breach of, or constitute a default under, any mortgage, deed of trust, lease, bank loan or credit agreement, corporate charter, by-laws, partnership agreement, operating agreement or other instrument to which the Borrower is a party or by which the Borrower or the Property may be bound or affected.
     (vi) The Borrower has not entered into any contract or arrangement of any other kind the performance of which by the other party thereto would give rise to a lien on the Property prior to the lien of the security interests set forth in the Security Agreement.
     (vii) There is no Encumbrances upon the Property (other than Permitted Encumbrances).
     (viii) There is no claim, whether of record or not (other than Permitted Encumbrances), which would constitute a cloud on the title to the Property, render the title of the Property unmarketable, or otherwise invalidate or have priority over the security interest of Lender therein, or any portion thereof.
     (ix) No Event of Default or Potential Default exists under the Loan Documents.
     (x) There has been no Material Adverse Change in the condition of the Borrower, financial or otherwise, since the last financial statements and reports furnished by the Borrower to the Lender and the information contained in said statements and reports is true and correctly reflects the financial condition of the Borrower as of the dates of the statements and reports.
     (xi) The tax identification number of the Borrower is 77-0160744.
     3. Negative Covenant of the Borrower. The Borrower hereby covenants that, as of the date hereof and at all times until the Loan Facility shall have been terminated and the Debt has been paid in full, the Borrower except for Permitted Encumbrances, shall not secure any other debt (whether senior, subordinate, or pari passu) with the Property.
ARTICLE IV
EVENTS OF DEFAULT
     1. Events of Default. The term “Event of Default” as used in this Loan Agreement shall mean the occurrence of any one or more of the following events:
     (i) Any representation or warranty made by the Borrower in this Loan Agreement or in any of the other Loan Documents, shall prove to have been false, incorrect or misleading in any material respect on the date as of which made; or
     (ii) The Borrower shall have failed to make to the Lender any payment of any interest, if any, on the Note when due; or
     (iii) The Borrower shall have failed to make to the Lender any payment of principal on the Note when due; or
     (iv) The Borrower shall have failed to duly observe or perform any covenant, condition or agreement with respect to the payment of monies on the part of the Borrower, to be observed or performed

9

pursuant to the terms of the Loan Documents, other than the payment of principal and interest which shall be governed by subparagraphs (ii) and (iii) above and such default shall have remained uncured for a period of ten (10) days after written notice to the Borrower from the Lender; or
     (v) The Borrower shall have failed to duly observe or perform any covenant, condition or agreement on the part of the Borrower to be observed or performed pursuant to the terms of the Loan Documents other than the payment of monies which shall be governed by subparagraphs (ii), (iii), (iv)(a) and (iv) above, and such default shall have remained uncured for a period of thirty (30) days after written notice thereof to the Borrower by the Lender; provided, however, that if the Borrower is diligently proceeding to cure such default and said default by its nature and character cannot be cured within said thirty (30) day period, then the Borrower shall have an additional thirty (30) days within which to continue to diligently proceed to cure such default; or
     (vi) An Encumbrance shall have been filed against the Property and the Borrower shall have failed to procure within thirty (30) days after the same is filed, a cancellation of said lien or a discharge thereof, in the manner and form provided by law, or a bond against said Encumbrance, in form and amount satisfactory to the Lender; or
     (vii) If the Security Agreement made by the Borrower shall not give to the Lender at any time while the Loan Facility remains outstanding, a valid first lien on the Property, subject to Permitted Encumbrances, for the indebtedness to be secured thereby; or
     (viii) The Borrower shall have applied for or consented to the appointment of a custodian, receiver, trustee or liquidator of all or a substantial part of its assets; a custodian shall have been appointed with or without consent of the Borrower; the Borrower shall generally not be paying its debts as they become due; the Borrower shall have made a general assignment for the benefit of its creditors; the Borrower shall have filed a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with its creditors, or shall have taken advantage of any insolvency law, or shall have filed an answer admitting the material allegations of a petition in bankruptcy, reorganization or insolvency proceeding; or a petition in bankruptcy shall have been filed against the Borrower and shall not have been dismissed for a period of sixty (60) consecutive days, or if an Order for Relief has been entered under the Bankruptcy Code; or an order, judgment or decree shall have been entered without the application, approval or consent of the Borrower by any court of competent jurisdiction appointing a receiver, trustee, custodian or liquidator of the Borrower of a substantial part of its assets and such order, judgment or decree shall have continued unstayed and in effect for any period of sixty (60) consecutive days; or
     (ix) The Borrower shall have failed to duly observe the negative covenant of Borrower set forth in Article III, paragraph 3; or
     (x) Any judgment involving monetary damages shall be entered against the Borrower which shall become a lien on the Property or any portion thereof, if any, therein and such judgment is not bonded, satisfied, or vacated within thirty (30) days after its entry, and such judgment(s) shall involve monetary damages in the amount of at least $1 million individually or at least $3 million in the aggregate; or
     (xi) A writ of execution or attachment or any similar process shall be issued or levied against all or any part of or interest in any of the properties or assets of the Borrower and such execution, attachment or similar process is not released, bonded, satisfied, vacated or stayed within thirty (30) days after its entry or levy, and such writ(s) of execution, attachment(s), or levy(s) shall involve monetary damages in the amount of at least $1 million individually or at least $3 million in the aggregate; or

10

     (xii) The occurrence of any Transfer; or
     (xiii) Seizure or foreclosure of any of the Property pursuant to process of law or by respect of legal self-help, unless such seizure or foreclosure is stayed or bonded within thirty (30) days after the occurrence of same; or
     (xiv) Any material breach of the King Purchase Agreement by Borrower.
     2. Remedies.
     (i) Upon the occurrence and during the continuance of any Event of Default described in the foregoing Paragraph 1(viii), the Loan Facility shall automatically and immediately terminate and the unpaid principal amount of any and all accrued interest and due fees on the Loan Facility shall automatically become immediately due and payable, with all additional interest from time to time accrued thereon and without presentment, demand, or protest or other requirements of any kind (including, without limitation, valuation and appraisement, diligence, presentment, notice of intent to demand or accelerate and of acceleration), all of which are hereby expressly waived by the Borrower, and the obligation of the Lender to make any additional advances of proceeds of the Loan Facility shall thereupon terminate. Upon the occurrence and during the continuance of any other Event of Default, the commitment of the Lender hereunder shall automatically terminate and the Lender may, at its option and in its sole and absolute discretion, (a) declare the Debt immediately due and payable, whereupon all such Debt shall forthwith become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower, (b) cease to make advances of proceeds of the Loan Facility, and (c) pursue any and all remedies provided for in the Loan Documents, or otherwise available.
     (ii) Upon the occurrence and during the continuance of an Event of Default, the Lender may institute and maintain foreclosure proceedings in accordance with the laws of the State of California.
     (iii) Upon the occurrence and during the continuance of an Event of Default, the Lender may institute legal proceedings (whether at law or in equity) to collect any obligations, liabilities and/or indebtedness in connection with the Loan Facility without instituting foreclosure proceedings.
     (iv) Upon the occurrence and during the continuance of an Event of Default, the Lender shall have the right, immediately and without notice or other action to set-off against the Borrower’s liabilities owed to the Lender under the Loan Documents (a) any money owed by the Lender in any capacity to the Borrower, whether due or not and/or (b) any property of the Borrower in the possession of the Lender, and the Lender shall be deemed to have exercised such right of set-off and to have made a charge against any such money immediately upon the occurrence of such Event of Default, even though the actual book entries may be made at some time subsequent thereto.
     (v) Upon the occurrence and during the continuance of an Event of Default, the Lender may take any of the remedies otherwise available to it under any of the other Loan Documents.
     (vi) Upon the occurrence and during the continuance of an Event of Default, the Lender may take any of the remedies otherwise available to it as a matter of law or equity.

11

ARTICLE V
MISCELLANEOUS
     1. Incorporation of Provisions. The Note and the Security Agreement are subject to the conditions, stipulations, agreements and covenants contained herein to the same extent and effect as if fully set forth therein. In the event of any conflict with respect to the terms, conditions and provisions of the Loan Agreement, the Note and/or the Security Agreement, the terms, conditions, and provisions of this Loan Agreement shall prevail.
     2. Further Assurances. The Borrower shall, on demand of the Lender, do any act or execute any additional documents reasonably required by the Lender to secure the Note or confirm the lien of the Security Agreement as a valid first lien with respect to the Property at all times after the various portions of the Property have become subject to the lien of the Security Agreement.
     3. Construction of Agreement. The titles and headings of the paragraphs of this Loan Agreement have been inserted for convenience of reference only and are not intended to summarize or otherwise describe the subject matter of such paragraphs and shall not be given any consideration in the construction of this Loan Agreement. References in this Loan Agreement to “approval”, “satisfactory” and “reasonably” shall not be interpreted as justifying arbitrary rejection, but shall connote a reasonable application of judgment, taking into consideration institutional lending practice.
     4. Parties Bound, Etc. The provisions of this Loan Agreement shall be binding upon and inure to the benefit of the Borrower, the Lender, and their respective successors and assigns (except as otherwise prohibited by this Loan Agreement).
     5. Amendments and Waivers. No amendment or modification of any provision of this Loan Agreement or the other Loan Documents shall be effective without the written agreement of the Lender and the Borrower. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances.
     6. Governing Law. This Loan Agreement is and shall be deemed to be a contract entered in pursuant to the laws of the State of New York and shall in all respects be governed, construed, applied and enforced in accordance with the laws of the State of New York.
     7. Severability. If any term, covenant or provision of this Loan Agreement shall be held to be invalid, illegal or unenforceable in any respect, this Loan Agreement shall be construed without such term, covenant or provision.
     8. Notices. Any notice, request, demand, direction or other communication (for purposes of this Paragraph 8 only, referred to as a “Notice”) to be given to or made upon any party hereto under any provision of this Loan Agreement shall be given or made by telephone or in writing or confirmed facsimile transmission. Any such Notice must be delivered to the applicable parties hereto at the addresses and numbers set forth under their respective names set forth on the signature pages below or in accordance with any subsequent unrevoked Notice from any such party that is given in accordance with this Paragraph 8. Any Notice shall be effective:
     (i) In the case of hand-delivery, when delivered;
     (ii) If given by mail, four (4) days after such Notice is deposited with the United States Postal Service, with first-class postage prepaid, return receipt requested;

12

     (iii) In the case of a telephonic Notice, when a party is contacted by telephone, if delivery of such telephonic Notice is confirmed no later than the next Business Day by hand delivery, an overnight courier delivery of a confirmatory Notice (received at or before noon on such next Business Day);
     (iv) If given by any other means (including by overnight courier), when actually received.
     9. Fees and Expenses. Upon the occurrence of any Event of Default, the Borrower shall pay to the Lender, upon demand, all expenses incurred by the Lender in connection with the collection of the Debt, the enforcement of the Loan Documents and in curing any defaults under the Loan Documents (including, without limitation, attorneys’ fees and any and all post-judgment collection costs and expenses), with interest thereon at the Default Rate; provided that such interest rate shall in no event exceed the maximum interest rate which Borrower may by law pay, from the date incurred by the Lender to the date of repayment to the Lender, which sums and interest shall be secured by the Security Agreement.
     10 Counterparts. This Loan Agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed an original and all such counterparts together shall constitute but one and the same instrument.
     11. Lender’s Obligation to Advance Proceeds of the Loan Facility. All conditions of the obligation of the Lender to make advances of proceeds of the Loan Facility hereunder are imposed solely and exclusively for the benefit of the Lender and its assigns and no other Person or Persons shall have standing to require satisfaction of such conditions in accordance with their terms or be entitled to assume that the Lender will refuse to make advances in the absence of strict compliance with any or all thereof and no other Person or Persons shall, under any circumstances, be deemed to be a beneficiary or beneficiaries of such conditions, any and all of which may be waived in whole or in part by the Lender if in its sole and absolute discretion it deems it advisable to do so.
     12. Taxes.
     (i) Payments Net of Taxes. All payments made by the Borrower under this Loan Agreement or any other Loan Document shall be made free and clear of, and without reduction or withholding for or on account of, present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authorities, including, without limitation, any taxes assessed by the United States of America and/or any state in the United States of America, and all liabilities with respect thereto, excluding net income or franchise taxes imposed by any jurisdiction in which the Lender’s lending offices which make or book loans are located or any political subdivision or taxing authority thereof or therein (all such non-excluded taxes, levies, imposts, duties, deductions, charges, fees or withholdings of such Governmental Authorities, including, without limitation, any taxes assessed by the United States of America and/or any state in the United States of America, being hereinafter collectively referred to as the “Taxes”). If any Taxes are required to be withheld or deducted from any amounts payable under this Loan Agreement or any other Loan Document (including, without limitation, as a result of any change in law arising after the Closing Date), the Borrower shall pay the relevant amount of such Taxes and the amounts so payable to the Lender shall be increased to the extent necessary to yield to the Lender (after payment of all Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Loan Agreement and the other Loan Documents. Whenever any Taxes are paid by the Borrower with respect to payments made in connection with this Loan Agreement or any

13

other Loan Document, as promptly as possible thereafter, the Borrower shall send to the Lender a certified copy of an original official receipt received by the Borrower showing payment thereof.
     (ii) Indemnity. The Borrower hereby agrees to indemnify the Lender for the full amount of all Taxes attributable to payments by or for the benefit of the Borrower hereunder or under any of the other Loan Documents paid by the Lender (including any incremental Taxes, interest or penalties that may become payable by the Lender as a result of any failure to pay such Taxes and whether arising from the simple negligence of the Lender), whether or not such Taxes were correctly or legally asserted, excluding any of the foregoing arising out of the Lender’s gross negligence or willful misconduct. The amount of Taxes due pursuant to the preceding sentence shall only be payable to the extent such Taxes exceed the amount of Taxes paid pursuant to Paragraph 12(i) above. Such indemnification shall be made promptly upon the Borrower’s receipt of the Lender’s written demand therefor, together with the calculation thereof and the basis therefor.
     (iii) Lender will not assign any right with respect to the Loan to any lender of the Lender that is not incorporated under the laws of the United States of America or a state thereof.
     (iv) The Lender, when claiming amounts payable under this Paragraph 12, shall use reasonable efforts to mitigate taxes (e.g., changing the jurisdiction of its lending office) if such efforts would reduce the amounts payable under this Paragraph 12 and would not be disadvantageous to it.
     (v) Upon the payment in full to the Lender with respect to Taxes under this Paragraph 12, the Borrower shall be subrogated to all rights of the applicable Lender or the Lender to seek recovery or reimbursement from any Person of such amounts. Provided the Lender has complied with the terms of this Paragraph 12, there shall be no right of the Borrower to recover or receive reimbursement against or from the Lender for foreign tax credits in respect of the Lender’s taxable income in respect of such Taxes. The Lender shall reasonably assist the Borrower to recover amounts paid pursuant to this Paragraph 12 from the relevant taxing authority. If Lender subsequently recovers, or receives a net tax benefit with respect to any amount of Taxes paid or indemnified by the Borrower, then the Lender shall pay to the Borrower the amount of any such recovery or net tax benefit within thirty (30) days of the receipt of such refund.
     (vi) All payments made pursuant to this Paragraph 12 shall be treated by the relevant parties as additional interest hereunder.
(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

14

     IN WITNESS WHEREOF, the parties hereto have caused this Loan Agreement to be duly executed and delivered by their proper and duly authorized representatives, all as of the day and year first above written.

BORROWER: Ligand Pharmaceuticals Incorporated, a Delaware corporation
By:	/s/ Paul Maier
	Name:	Paul V. Maier
	Title:	Senior Vice President and CFO

Notice Address for the Borrower:

Ligand Pharmaceuticals Incorporated
10275 Science Center Drive
San Diego, California 92121
Telecopy No. (858) 550-7875
Attention: General Counsel

With a copy to:

Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, California 92130
Telecopy No. (858) 523-5450
Attn: Scott Wolfe
Attn: Faye Russell

[Signature Page To Loan Agreement]

LENDER: King Pharmaceuticals, Inc., a Tennessee corporation
By:	/s/ Brian Markison
	Name:	Brian Markison
	Title:	CEO

Notice Address:

501 Fifth Street, Bristol, TN 37620
Attention: General Counsel

Telecopy No. 4239902566

With a copy to:

Reed Smith LLP
Princeton Forrestal Village
136 Main Street, Suite 250
Princeton, New Jersey 08540
Attention: Andres Liivak
Telecopy No. (609) 951-0824

[Signature Page To Loan Agreement]

Exhibit 10.308
2006 EMPLOYEE SEVERANCE PLAN
          Under this 2006 Employee Severance Plan (the “Plan”), in the event your employment with the Company is terminated without cause, you will be eligible to receive severance payable in a lump sum, equal to two months of your base salary, plus one week of base salary for every full year of service to the Company. You will also be eligible for continuation of medical, dental and vision care coverage continuation under COBRA, paid by the Company for the same period, i.e. two months, plus one week per full year of service. Payment of the severance is subject to your signing and not revoking an effective general release of claims against the Company and its subsidiaries.
          You will not be eligible for any severance if
•	you voluntarily leave the Company,

•	you are terminated for cause,

•	if you are offered a similar or better position by any buyer of the Company, its assets or product line(s), or

•	you now have or in the future are covered by another severance agreement with the Company.
          Of course, in addition to any severance you will be entitled to any accrued but unpaid salary, unused vacation days and all reimbursements then owed to you by the Company.
          For purposes of this Plan, “cause” means termination of employment due to: (i) conviction of any felony or other criminal act, (ii) commission of any act of fraud or embezzlement, (iii) unauthorized use or disclosure of confidential or proprietary information or trade secrets of the Company or its subsidiaries, (iv) any material violation of company policy or (v) any other intentional misconduct on your part which adversely affects the business or affairs of the Company in a material manner.
     Your cash severance will be paid in a lump sum after you sign and have not revoked the general release during any legally-required revocation period.
          All severance paid will be less any required tax and other withholdings.
          If you are entitled to receive any payments or benefits from the Company pursuant to the requirements of the Worker Adjustment and Retraining Notification Act and/or any similar federal, state or local law (collectively referred to as “WARN laws”) then the amount of severance payable under this agreement shall be reduced by any and all such payments made by the Company.
          This Plan does not confer upon you any right to continue in the employment of the Company for any period or interfere with or otherwise restrict in any way the rights of the

Company or you to terminate your employment at any time for any reason whatsoever, with or without cause.
          This Plan does not interfere with, replace or otherwise impact any other written agreements that you may have with the Company regarding retention, severance or termination of employment in connection with a change in control of the Company. Subject to the foregoing, this document sets forth all of the terms of the Plan and merges any other discussions or arrangements regarding the subject matter hereof. This Plan will continue until terminated. This Plan may be changed or revoked at any time without notice by the Board of Directors, but only in writing. In particular employees may not rely on any oral statements which are inconsistent with or purport to add to this written Plan.
          The terms of the Plan will be interpreted by the Board of Directors of the Company or the Compensation Committee of the Board of Directors of the Company or any successor committee, including a committee of employees (the “Plan Administrator”), in its sole discretion. The Plan Administrator will have the discretion to make any findings of fact needed in the administration of the Plan and will have the discretion to interpret or construe ambiguous, unclear or implied (but omitted) terms in any fashion it deems to be appropriate in its sole judgment. The validity of any such finding of fact, interpretation, construction or decision will not be given de novo review if challenged in court, and will be upheld unless clearly arbitrary or capricious.
          To the extent the Plan Administrator has been granted discretionary authority under the Plan, the Plan Administrator’s exercise of such authority will not obligate it to exercise such authority in a like fashion thereafter. If, due to errors in drafting, any Plan provision does not accurately reflect its intended meaning, as demonstrated by consistent interpretations or other evidence of intent, or as determined by the Plan Administrator in its sole and exclusive judgment, the provision will be considered ambiguous and will be interpreted by the Plan Administrator in a fashion consistent with its intent, as determined by the Plan Administrator in its sole discretion. All actions and all determinations made in good faith by the Plan Administrator shall be final, binding and conclusive upon all persons claiming any interest in or under the Plan.
          If you are denied benefits under the Plan and you wish to make a claim, you may do so by submitting it in writing to the Plan Administrator within 60 days following your termination of employment. The Plan Administrator will evaluate your claim and determine eligibility for benefits within 90 days from the date your claim is filed. If the Plan Administrator denies your claim, it will issue a written response stating the specific reasons for denial. If special circumstances arise, and additional time is needed, you shall be notified before the expiration of the initial review period and the decision shall be made within 180 days from the date the claim is filed. You may, within 60 days of receiving notice of the decision, request in writing that the reasons for denying the claim be reviewed. During the review process, you shall have the opportunity to provide additional information relevant to the claim, such as written comments, documents, records, and other information relating to the claim. You will be provided, upon request and free of charge, reasonable access to and copies of all documents, records, and other information relevant to your claim. The Plan Administrator will review the request, consider any additional data provided by you and, within 60 days after receipt of the request for review, issue a decision in writing determining the eligibility for severance benefits under the Plan. If special circumstances arise and additional time is needed, you shall be notified before the expiration of the 60-day review period and the decision shall be made within 120 days from the date the claim appeal is filed. Any notice of a claim denial shall: (a) set forth the specific reason or reasons for the denial making reference to the pertinent provisions of the Plan or of Plan documents; (b) describe any additional material or information necessary to perfect the claim, and explain why such material or information, if any, is necessary; (c) inform you of your right to receive, upon request and free of charge, reasonable access to and copies of all information relevant to the you claim, and of your right to request review of the decision; (d) provide appropriate information as to the steps to be taken and the applicable time limits if you wish to submit the adverse determination for review; and (e) provide a statement of your right to bring a civil action under Section 502(a) of ERISA following an adverse determination on review. You shall be solely responsible for the cost of filing any claim or claim appeal hereunder.
          This Plan and actions taken in connection therewith shall be governed and construed in accordance with the laws of the State of California (regardless of the law that might otherwise govern under applicable California principles of conflicts of laws) except to the extent that ERISA shall apply. Without prejudice to the Plan Administrator’s authority to interpret and administer this Plan in accordance with the above, any legal action or other proceeding regarding this Plan shall be heard exclusively in San Diego County, California.
     Adopted this 4th day of October, 2006, pursuant to authority granted by resolution of the Board of Directors.

/s/ Henry F. Blissenbach Henry F. Blissenbach, Chairman and interim CEO

Exhibit 10.309
20 October 2006
Name
Address
City, State Zip
Dear                     :
          The purpose of this letter agreement is to document the terms of the severance package to which you will be entitled should your employment with Ligand Pharmaceuticals Incorporated (the “Company”) terminate under certain specified circumstances.
          Part One of this letter agreement sets forth certain definitional provisions to be in effect for purposes of determining your benefit entitlements. Part Two specifies the terms and conditions upon which you may become entitled to receive severance benefits. Severance benefits accrue under this letter agreement in the event your employment with the Company were to be terminated involuntarily in connection with certain changes in control of the Company. Part Three concludes this letter agreement with a series of general terms and conditions applicable to your severance benefits.
     PART ONE — DEFINITIONS
          Definitions. For purposes of this letter agreement, including in particular the application of the special benefit limitations of Part Three, the following definitions will be in effect:
1. Average Compensation means your average W-2 wages from the Company for the five (5) calendar years (or for the number of years you have been a Company employee, if less than five) completed immediately prior to the calendar year in which the Change in Control is effected. Any W-2 wages for a partial year of employment will be annualized, in accordance with the frequency with which such wages are paid during such partial year, before inclusion within your Average Compensation.
2. Board means the Company’s Board of Directors.
3. Change in Control means any of the following events:

                    (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated,
                    (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business,
                    (iii) any reverse merger in which the Company ceases to exist as an independent corporation and becomes the subsidiary of another corporation, except where there is an insubstantial change in the de facto voting control of the Company (e.g. the creation of a holding company),
                    (iv) any Hostile Take-Over,
                    (v) the acquisition by any person (or related group of persons), whether by tender or exchange offer made directly to the Company’s stockholders, private purchases from one or more of the Company’s stockholders, open market purchases or any other transaction, of beneficial ownership of securities possessing more than thirty percent (30%) of the total combined voting power of the Company’s outstanding securities,
                    (vi) the acquisition by any person (or related group of persons), whether by tender or exchange offer made directly to the Company’s stockholders, private purchases from one or more of the Company’s stockholders, open market purchases or any other transaction, of additional securities of the Company which increase the total holdings of such person (or group) to a level of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities, or
                    (vii) the acquisition by any person (or related group of persons), whether by tender or exchange offer made directly to the Company’s stockholders, private purchases from one or more of the Company’s stockholders, open market purchases or any other transaction, of securities of the Company possessing sufficient voting power in the aggregate to elect an absolute majority of the members of the Board (rounded up to the nearest whole number).
4. COBRA means the continuation-of-coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
5. Code means the Internal Revenue Code of 1986, as amended.
6. Common Stock means the Company’s common stock, par value $0.001 per share.
7. Equity Incentive Plans means any of the following equity incentive plans of the Company: 1992 Stock Option/Stock Issuance Plan, the 2002 Stock Incentive Plan, and the Restricted Stock Purchase Plan, together with any amendments or successors to such plans.

8. Equity Parachute Payment means, with respect to any Option (whether Acquisition-Accelerated or Severance-Accelerated) or unvested Stock Issuance, the portion deemed to be a parachute payment under Code Section 280G and the Treasury Regulations issued thereunder. Such Equity Parachute Payment shall be calculated in accordance with the valuation provisions established under Code Section 280G and the applicable Treasury Regulations and will include an appropriate dollar adjustment to reflect the lapse of your obligation to remain in the Company’s employ as a condition to your vesting in the accelerated portion of such Option or Stock Issuance.
9. ERISA means the Employee Retirement Income Security Act of 1974, as amended.
10. Health Care Coverage means the health care benefits provided by the Company to you and your eligible dependents for which you are eligible to continue coverage under the provisions of COBRA.
11. Hostile Take-Over means either of the following events:
                    (i) the acquisition by any person (or related group of persons) whether by tender or exchange offer made directly to the Company’s stockholders, private purchases from one or more of the Company’s stockholders, open market purchases or any other transaction, of beneficial ownership of securities possessing more than thirty percent (30%) of the total combined voting power of the Company’s outstanding securities pursuant to a tender offer made directly to the Company’s stockholders which the Board does not recommend such stockholders to accept, or
                    (ii) a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (a) have been Board members continuously since the beginning of such period or (b) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (a) who were still in office at the time such election or nomination was approved by the Board.
12. Involuntary Termination means the termination of your employment with the Company:
                    (i) upon your involuntary discharge or dismissal, or
                    (ii) upon your resignation in connection with any of the following changes to the terms and conditions of your employment: (A) a change in your position with the Company which materially reduces your level of responsibility, (B) a greater than ten percent (10%) reduction in your level of compensation (including base salary, fringe benefits and participation in non-discretionary bonus programs under which awards are payable pursuant to objective financial or performance standards, but excluding equity compensation) or (C) a relocation of your principal place of employment by more than fifty (50) miles.

               The following guidelines shall determine whether one or more reductions in compensation should be taken into account for purposes of clause (ii)(B):
               (a) Any reduction in compensation which occurs in connection with an across-the-board reduction in the level of compensation payable to the Company’s executive officers or senior management shall not constitute grounds for a clause (ii)(B) resignation, unless implemented within eighteen (18) months after a Change in Control.
               (b) In the event of a Hostile Take-Over, the greater than ten percent (10%) standard of clause (ii)(B) shall be reduced to zero percent (0%) so that any reduction in the level of your compensation shall constitute grounds for a clause (ii)(B) resignation.
               In no event shall an Involuntary Termination be deemed to occur should your employment terminate by reason of death or permanent disability.
13. Option means any option granted to you under any of the Equity Incentive Plans which is outstanding at the time of your Involuntary Termination or any earlier Change in Control. Your outstanding options are to be divided into two separate categories as follows:
               (i) Acquisition-Accelerated Options: any outstanding Option (or installment thereof) which accelerates upon a Change in Control in accordance with the automatic acceleration provisions of the Equity Incentive Plans.
               (ii) Severance-Accelerated Options: any outstanding Option (or installment thereof) which is not an Acquisition-Accelerated Option but which accelerates upon your Involuntary Termination, whether or not in connection with a Change in Control, as part of your severance benefits under this letter agreement.
14. Other Parachute Payments mean any payments in the nature of compensation to which you may become entitled under this letter agreement (other than the Equity Parachute Payment) or any other arrangement with the Company, to the extent such payments qualify as parachute payments within the meaning of Code Section 280G(b)(2) and the Treasury Regulations issued thereunder or would so qualify if the aggregate present value of such payments exceeded the amount specified in Code Section 280G(b)(2)(ii).
15. Stock Issuance means the issuance of unvested shares of Common Stock under the Company’s Restricted Stock Plan or any other Equity Incentive Plan.
17. Termination for Cause means an Involuntary Termination or resignation of your employment with the Company by reason of your conviction of any felony or other criminal act, your commission of any act of fraud or embezzlement, your unauthorized use or disclosure of confidential or proprietary information or trade secrets of the Company or its subsidiaries, or any other intentional misconduct on your part which adversely affects the business or affairs of the Company in a material manner.

PART TWO — INVOLUNTARY TERMINATION BENEFITS
          You will be entitled to receive the severance benefits specified below should there occur an Involuntary Termination of your employment during the term of this letter agreement effected in connection with a Change in Control, other than a Termination for Cause. However, in the absence of a Hostile Take-Over, these benefits will be paid you only if (a) you agree to provide any consulting services required of you under Part Two, Paragraph 4, (b) abide by the restrictive covenants set forth in Part Two, Paragraph 5 and (c) execute a general release of claims against the Company.
1. Severance Payments. You will receive severance payments from the Company in an aggregate amount equal to the sum of (A) one (1) times the annual rate of base salary in effect for you at the time of your Involuntary Termination or at the time of the relevant Change in Control, whichever is higher plus (B) one (1) times the average of the bonuses (excluding any signing bonus) paid to you for services rendered in the two (2) fiscal years immediately preceding the fiscal year of your Involuntary Termination (annualized if paid for a partial fiscal year). If a bonus is paid to you for only one of those years, then the bonus amount under Clause (B) will be equal to one (1) times such bonus amount. The aggregate severance payments shall be paid to you in a lump sum paid within 10 days of your Involuntary Termination. In the event your Involuntary Termination occurs in connection with a Hostile Take-Over, the provisions of Sections 4 and 5 of this Part Two will not apply.
2. Health Care Coverage. The Company will, in addition, pay you the estimated total of any COBRA payments for you and your eligible dependents in order to continue your Health Care Coverage for twelve (12) months after the effective date of your Involuntary Termination (other than a Termination for Cause). This amount will be paid in a lump sum within 10 days of your Involuntary Termination. The estimated payment will be the final and only payment for Health Care Coverage and shall not be subject to later adjustment.
3. Option Acceleration and Lapse of Restrictions. Each of your outstanding Options under the Equity Incentive Plans will (to the extent not then otherwise exercisable) automatically accelerate so that each such Option will become immediately exercisable for the total number of shares of Common Stock at the time subject to that Option. Each such accelerated Option, together with all of your other vested Options, will remain exercisable for a period equal to the greater of (i) the 15th day of the 3rd month, or (ii) December 31, after the date the option otherwise would have expired following your Involuntary Termination. Such Option(s) may be exercised for any or all of the option shares in accordance with the exercise provisions of the option agreement evidencing the grant. In addition, all restrictions applicable to the Stock Issuances you hold (to the extent those restrictions have not previously lapsed in accordance with the terms of the issuance agreements) will automatically lapse upon your Involuntary Termination (except a Termination for Cause).

4. Consulting Services. Unless your Involuntary Termination occurs in connection with a Hostile Take-Over, in order to receive the severance under Paragraph 2 you may, at the Company’s option, be required to enter into a consulting agreement making yourself available to perform consulting services reasonably requested of you during the twelve (12)-month period following your Involuntary Termination. You will be compensated at an hourly rate to be agreed upon by you and the Company at the time such consulting services are to be rendered, and you will be reimbursed for all reasonable out-of-pocket expenses incurred in rendering such services upon your submission of appropriate documentation for those expenses.
5. Restrictive Covenants. For the one hundred twenty (120)-day period following your Involuntary Termination:
               (i) You will not directly or indirectly, whether for your own account or as an employee, director, consultant or advisor, provide services to any business enterprise which is at the time in competition with any of the Company’s then existing or formally planned product lines and which is located geographically in an area where the Company maintains substantial business activities, unless you obtain the prior written consent of the Board of Directors.
               (ii) You will not directly or indirectly encourage or solicit any individual to leave the Company’s employ for any reason or interfere in any other manner with the employment relationships at the time existing between the Company and its current or prospective employees.
               (iii) You will not induce or attempt to induce any customer, supplier, distributor, licensee or other business relation of the Company to cease doing business with the Company or in any way interfere with the existing business relationship between any such customer, supplier, distributor, licensee or other business relation and the Company.
You acknowledge that monetary damages may not be sufficient to compensate the Company for any economic loss which may be incurred by reason of your breach of the foregoing restrictive covenants. Accordingly, in the event of any such breach, the Company shall be entitled to recover all severance benefits provided you under this letter agreement as well as any other remedies available to the Company at law, including equitable relief in the form of an injunction precluding you from continuing to engage in such breach.
None of the foregoing restrictive covenants in this section 5 shall be applicable in the event your Involuntary Termination occurs in connection with a Hostile Take-Over.
6. Benefit Reduction.
               (i) Benefit Reduction. If the Change in Control does not constitute a Hostile Take-Over, first the dollar amount of your severance payment under Paragraph 1 of this Part Two will be reduced to the extent necessary to assure that the present value of those benefits will not, when added to the present value of your Equity

Parachute Payment and your Other Parachute Payments, exceed 2.99 times your Average Compensation. For the avoidance of doubt, your severance payment will be reduced hereunder only to the extent necessary to provide you with the maximum after-tax benefit available. In the event of a Hostile Take-Over, no reduction will be made to your severance payment (or any other benefit to which you become entitled hereunder), unless necessary to provide you with the maximum after-tax benefit available, after taking into account any parachute excise tax which might otherwise be payable by you under Code Section 4999 and any analogous State income tax provision.
               (ii) Resolution of Disputes. In the event there is any disagreement between you and the Company as to whether one or more benefits to which you become entitled (whether under this letter agreement or otherwise) in connection with a Change in Control constitute Equity Parachute Payments or Other Parachute Payments, such dispute is to be resolved as follows:
                    A. The matter shall be submitted for resolution to independent counsel mutually acceptable to you and the Company (“Independent Counsel”). The resolution reached by Independent Counsel shall be final and controlling. However, should the Independent Counsel determine that the status of the benefits in dispute can be resolved by obtaining a private letter ruling from the Internal Revenue Service, a formal and proper request for such ruling shall be prepared and submitted by Independent Counsel, and the determination made by the Internal Revenue Service in the issued ruling shall be controlling. All expenses incurred in connection with the retention of Independent Counsel and (if applicable) the preparation and submission of the ruling request shall be paid by the Company.
                    B. The present value of each Equity Parachute Payment and each of the Other Parachute Payments (including your severance payment and Health Care Coverage) shall be determined in accordance with the provisions of Code Section 280G(d)(4) and the Treasury Regulations issued thereunder using reasonable assumptions and approximations concerning applicable taxes and relying on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code, provided that such determinations must be made with substantial authority (within the meaning of Section 6662 of the Code) and provided, however, that you shall be assumed to pay federal, state and local income taxes at the highest marginal bracket..
The full amount of your severance benefit under Paragraph 1 of this Part Two shall not be paid to you until any amounts in dispute under this Paragraph 6(ii) have been resolved in accordance herewith. However, any portion of such severance payment which would not otherwise exceed the benefit limitation of Paragraph 6(i) even if all amounts in dispute under this Paragraph 6(ii) were to be resolved against you will be paid to you in accordance with the applicable provisions of this letter agreement.
               (iii) Overriding Limitation. You will in all events be entitled to receive the full amount of your severance payment under Paragraph 1, to the extent those benefits, when added to the present value of your Equity Parachute Payment and your Other

Parachute Payments (excluding such severance payment), will nevertheless qualify as reasonable compensation within the standards established under Code Section 280G(b)(4).
               (iv) Interpretation. The provisions of this Section 6 shall in all events be interpreted in such manner as will avoid the imposition of excise taxes under Code Section 4999, and the disallowance of deductions under Code Section 280G(a), with respect to your severance benefits under this letter agreement.
     PART THREE — MISCELLANEOUS PROVISIONS
1. Termination for Cause. Should your termination constitute a Termination for Cause, then the Company shall only be required to pay you (i) any unpaid compensation earned for services previously rendered through the date of such termination and (ii) any accrued but unpaid vacation benefits or sick days, (iii) any reimbursements then owed to you by the Company and no benefits will be payable to you under this letter agreement.
2. Term of Agreement. The provisions of this letter agreement will continue in effect until <DATE>.
3. General Creditor Status. The benefits to which you may become entitled under this letter agreement (except those attributable to your Options or Stock Issuances) will be paid, when due, from the general assets of the Company. Your right (or the right of the executors or administrators of your estate) to receive any such payments will at all times be that of a general creditor of the Company and will have no priority over the claims of other general creditors of the Company.
4. Death. Should you die before receipt of all benefits to which you become entitled under this letter agreement, then the payment of such benefits will be made, on the due date or dates hereunder had you survived, to the executors or administrators of your estate. Should you die before you exercise your Severance-Accelerated Options (if any) or any other of your outstanding vested Options, then each such Option may be exercised, during the applicable exercise period in effect hereunder for those options at the time of your death, by the executors or administrators of your estate or by person to whom the Option is transferred pursuant to your will or in accordance with the laws of inheritance.
5. Miscellaneous. The provisions of this letter agreement will be construed and interpreted under ERISA. To the extent ERISA is inapplicable, then the laws of the State of California shall control, without regard to that state’s choice of law provisions. This letter agreement incorporates the entire agreement between you and the Company relating to the subject of change-of-control severance benefits and merges and supersedes all prior agreements and understandings with respect to such subject matter. For the avoidance of doubt, this letter does not alter or supersede other written, general severance agreements you may have with the Company. This letter agreement may only be amended by written instrument signed by you and another duly-authorized officer of the Company. If any provision of this letter agreement as applied to any party or to any circumstance should be adjudged by an arbitrator or court of competent jurisdiction to be void or unenforceable for any reason, the invalidity of that provision shall in no way affect (to the maximum extent permissible by law) the application of such provision under circumstances different from those so adjudicated, the application of any other provision of this letter agreement, or the enforceability or invalidity of this letter agreement as a whole. Should any provision of this letter agreement become or be determined to be invalid, illegal or unenforceable in any jurisdiction by reason of the scope, extent or duration of its coverage, then such provision shall be deemed amended to the extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision shall be stricken and the remainder of this letter agreement shall continue in full force and effect.
6. Remedies. All rights and remedies provided pursuant to this letter agreement or by law will be cumulative, and no such right or remedy will be exclusive of any other. A party may pursue any one or more rights or remedies hereunder or may seek damages or specific performance in the event of another party’s breach hereunder or may pursue any other remedy by law or equity, whether or not stated in this letter agreement.
7. Arbitration. Any controversy which may arise between you and the Company with respect to the construction, interpretation or application of any of the terms, provisions or conditions of this letter agreement or any monetary claim arising from or relating to this letter agreement will be submitted to and exclusively decided by final and binding arbitration in San Diego, California in accordance with the rules of the American Arbitration Association then in effect.
8. No Employment or Service Contract. Nothing in this letter agreement shall confer upon you any right to continue in the employment of the Company for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or you, which rights are hereby expressly reserved by each, to terminate your employment at any time for any reason whatsoever, with or without cause.
9. Proprietary Information. You hereby acknowledge that the Company may, from time to time during your employment with the Company, disclose to you confidential information pertaining to the Company’s business and affairs. All information and data, whether or not in writing, of a private or confidential nature concerning the business or financial affairs of the Company is and will remain subject to a separate Proprietary Information and Inventions Agreement (or the like) between you and the Company.
          Please indicate your acceptance of the foregoing provisions of this severance agreement by signing the enclosed copy of this letter agreement and returning it to the Company.
Very truly yours,
LIGAND PHARMACEUTICALS INCORPORATED

Henry F. Blissenbach
Chairman, President and interim CEO
ACCEPTED BY AND AGREED TO

Signature:

Dated:

Exhibit 31.1
CHIEF EXECUTIVE OFFICER CERTIFICATION
I, John L. Higgins, President, Chief Executive Officer and Director, certify that:
     1. I have reviewed this Annual Report on Form 10-K of Ligand Pharmaceuticals Incorporated;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
          a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
          b) designed such internal control over financial reporting, or caused such control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
          c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
          d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.
     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
          a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: March 16, 2007

/s/ John L. Higgins John L. Higgins
President, Chief Executive Officer and Director

Exhibit 31.2
CHIEF FINANCIAL OFFICER CERTIFICATION
I, Tod G. Mertes, Vice President and Interim Chief Financial Officer, certify that:
     1. I have reviewed this Annual Report on Form 10-K of Ligand Pharmaceuticals Incorporated;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
          a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
          b) designed such internal control over financial reporting, or caused such control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
          c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
          d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.
     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
          a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: March 16, 2007

/s/ Tod G. Mertes Tod G. Mertes
Vice President and Interim Chief Financial Officer

Exhibit 32.1
CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the accompanying Annual Report on Form 10-K of Ligand Pharmaceuticals Incorporated (the “Company”) for the year ended December 31, 2006, I, John L. Higgins, President, Chief Executive Officer and Director of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:
     (1) such Annual Report on Form 10-K for the year ended December 31, 2006, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) the information contained in such Annual Report on Form 10-K for the year ended December 31, 2006, fairly presents, in all material respects, the financial condition and results of operations of the Company.
     The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Date: March 16, 2007	/s/ John L. Higgins
John L. Higgins
President, Chief Executive Officer and Director

Exhibit 32.2
CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the accompanying Annual Report on Form 10-K of Ligand Pharmaceuticals Incorporated (the “Company”) for the year ended December 31, 2006, I, Tod G. Mertes, Vice President and Interim Chief Financial Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:
     (1) such Annual Report on Form 10-K for the year ended December 31, 2006, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) the information contained in such Annual Report on Form 10-K for the year ended December 31, 2006, fairly presents, in all material respects, the financial condition and results of operations of the Company.
     The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Date: March 16, 2007	/s/ Tod G. Mertes
Tod G. Mertes
Vice President and Interim Chief Financial Officer